                      SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                               SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F ___
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No   X
                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1.    Annual Report for the year ended March 31, 2002.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             /s/ Scottish Power plc
                                             --------------------------------
                                             (Registrant)

Date June 17, 2002                       By: /s/ Alan McCulloch
     -------------                           --------------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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                  ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |101

Financial Highlights

ONE SCOTTISHPOWER
We are one company, managing regulated and competitive businesses in the UK and US to service electricity and gas customers. We have one clear strategic aim: to become a leading international energy company.



Operating profit (Pounds)m      Earnings per share pence       Dividends per share pence       Total shareholder return pence
Before exceptional items and    Before exceptional items and   *Cash dividends excluding       Capital appreciation plus
goodwill amortisation           goodwill amortisation          dividend in specie' on demerger dividend reinvestment for
                                                               of Thus                         (pound)1 invested on 1 April 1997
                                                                                               Source: Datastream
98                     785      98                  38.9       98                  20.40       98                        67.6
99                     804      99                  39.7       99                  22.50       99                        68.4
00                     961      00                  38.0       00                  24.80       00                        68.9
01                     970      01                  27.9       01                  26.04       01                        64.1
02                     944      02                  26.1       02*                 27.34       02                        38.1

                                                      2002            2001

Turnover                                     (Pounds)6,314m  (Pounds)6,349m
Operating profit*                            (Pounds)  944m  (Pounds)  970m
Profit before tax*                           (Pounds)  567m  (Pounds)  628m
Earnings per share*                                  26.12p          27.86p
Dividends per share**                                27.34p          26.04p

*Before exceptional items and goodwill amortisation
** Cash dividends excluding 'dividend in specie' on demerger of Thus

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |2

Chairman's Statement

[PHOTO]

Both the UK and the US markets were extremely challenging during 2001/02. We countered the drop in UK wholesale energy prices and increased competition with a renewed drive for efficiency and improved operational performance. This reduced the impact on UK profits and earnings but could not prevent it. In the US, as a result of a sudden shift from energy deficit to surplus, the resulting fall in electricity prices and the cost of precautions taken to ensure we could fulfil service commitments during the summer peak, profits for the first half were down.

We made good progress, however, in the second half of the year with earnings per share up 45% over the same period last year. We believe that this is evidence of good recovery underway, driven particularly by improved US performance and the cost savings achieved in the Infrastructure Division in the UK. PacifiCorp is making progress towards achieving its targeted return on equity within the regulated business of approximately 11% by 2004/05. Our new competitive energy business, PacifiCorp Power Marketing, Inc. has made an encouraging start.

Announcing a second consecutive year of disappointing results is an unpleasant experience, especially given that we achieved the strategic objective we set a year ago to redefine the company to focus on energy. During the year, we exited the financial services market and demerged Thus. We also sold UK Appliance Retailing and Southern Water.

The exceptional costs associated with our strategic disposals were (Pounds)1.3 billion, however we enter the year with our balance sheet strengthened by the (Pounds)2.05 billion raised from the sale of Southern Water.

In March we announced a dividend policy to take effect from the year ending March 2004. This will reflect the reduced proportion of the group's profits derived from UK regulated infrastructure businesses and the need to balance future investment with an appropriate return for shareholders. Our current dividend policy of 5% nominal growth per annum remains in place for the period to March 2003.

The Executive Team has become more representative of our international business. It now includes three senior US executives who bring a distinctive American approach and insight to ScottishPower's decision-making. We also welcome Philip Carroll to the Board. During the second half of the year, Ken Vowles and Alan Richardson left ScottishPower. We thank them for their contributions and wish them well for the future.

On both sides of the Atlantic, the energy industry has had a tough year. In the wake of California's energy crisis and the UK's transformation into a commodity market, it is plain that the industry's risk profile has changed significantly, and that this has implications for shareholders. The events of the last 18 months have further endorsed the view of the Board and the Executive Team that the relationship between risk and reward benefits from constant scrutiny as part of good corporate governance.

The need for such scrutiny was vindicated when Enron failed in December and our exposure was negligible. Nevertheless, it raised questions about corporate relationships with auditors and consultants. The Board has prohibited the firm of external auditors from also supplying general consultancy services.

Looking ahead, the Board believes that ScottishPower's focus must remain on improving operational performance and delivery of service to all customers. We will aim to deliver steady growth in earnings per share by capitalising on the opportunities that play to our strengths in energy.

/s/ Charles Miller Smith


Charles Miller Smith
Chairman
1 May 2002

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |3

Chief Executive's Review

[PHOTO]

The past year has been difficult for ScottishPower, but results through the second half of the year showed continuing improvement and earnings per share were 45% higher than those in the second half of the previous year. This was due to much improved operational performance in our US and Infrastructure businesses. The total dividend per share (excluding "dividend in specie" on demerger of Thus) for the year to March 2002 is up 5% to 27.34 pence and in March 2002 we announced the dividend policy with effect from the year ending March 2004. In addition, we have redefined our company as an international energy business through a series of disposals in line with the strategic aim we set out twelve months ago.

The UK electricity market remains very challenging, but we are making good progress in developing our energy trading expertise and improving our costs to serve in the UK Division. Our cost cutting programmes in the Infrastructure Division continue to drive us closer to our target of meeting the regulator's efficiency frontier. Our focus on PacifiCorp's management priorities has delivered much better third and fourth quarter results. Overall we believe that these actions position the group well for a good recovery, particularly in the US.

Having completed our strategic disposals, ScottishPower's strategy is now to become a leading international energy company. We manage regulated and competitive businesses in the UK and the US to serve electricity and gas customers. We invest only in businesses where we can deploy proven skills and strong local market knowledge.

Our regulated businesses seek to provide a base for steady growth, by consistent investment and by driving our performance with excellent operational and regulatory management. In competitive activities where we have knowledge and skill advantages, we seek to enhance margins through the integration of generation, trading and customer services, underpinned by best in class operations.

US Division

The US Division comprises PacifiCorp, our regulated utility business, and our competitive energy business PacifiCorp Power Marketing, Inc. (PPM).

The US businesses reported operating profit of (Pounds)168 million for the fourth quarter, an improvement of (Pounds)102 million (152%) on the equivalent period last year. Last year's fourth quarter results included the impact of the Hunter plant outage and significantly reduced hydro availability resulting in additional excess net power costs. For the full year, the US businesses' operating profit increased by (Pounds)16 million to (Pounds)367 million. In the second half of the year there was a (Pounds)326 million improvement in the US operating profit compared to the first half of the year. This is as a result of lower power costs, regulatory rate increases and continued progress with the Transition Plan, offset in part by planned additional costs on strategic projects, risk mitigation and from depreciation arising from new investment activities.

PacifiCorp, doing business as Pacific Power and Utah Power, operates in six western US states as one of the three largest regulated western electricity utilities, serving 1.5 million customers. PacifiCorp is focused on improving its financial performance and customer service, as well as returning to among the best-in-class regulated electricity utilities in the US. To achieve these strategic goals, PacifiCorp is concentrating on achieving its target return on equity of approximately 11% by 2004/05, through the regulatory recovery of costs incurred on behalf of customers, general rate cases and through improving operating efficiencies system-wide by the Transition Plan initiated in May 2000.

PacifiCorp operates a relatively balanced system, meeting between 80-90% of its power needs with a combination of its own generation and long-term purchase agreements, with the remainder of its requirements being met through a variety of physical and financial market approaches. PacifiCorp has a good balance of coal and gas-fired generation, hydro and wind, enabling us to respond quickly to markets. PacifiCorp has some 8 GW of generating plant, producing typically some 57 TWh, and purchases some 13 TWh under both long-term and short-term contracts. PacifiCorp has customer demand across retail and wholesale markets of around 70 TWh. Going forward, PacifiCorp's strategy is to reduce exposure to wholesale markets.

After 18 months of high prices and volatility, the wholesale power and natural gas markets in the western US have returned to more normal levels. After 10-12 months of flat or reduced load demand, indicators are that economic recovery is beginning in the US. In addition, regional hydro-electric availability and precipitation levels have also returned to more normal ranges compared to conditions a year ago.

Each state regulatory commission establishes its own rate of return on equity for PacifiCorp. Returns for PacifiCorp

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |4

Chief Executive's Review continued

to 30 September 2001, being the last reportable period, were approximately half the 2004/05 target level of approximately 11% due to the impact of power costs, regulatory disallowances, and other costs, leaving significant room for improvement and growth.

Under UK GAAP, all of PacifiCorp's net power costs are charged to the profit and loss account when incurred. The regulatory recovery of the excess power costs charged to the profit and loss account in the second quarter will be recognised, under UK GAAP, when billed to customers.

PacifiCorp continues to seek regulatory recovery for costs incurred on behalf of customers. Filings include general rate cases, deferred accounting requests, and other filings as needed.

Revenues during the year benefited from regulatory rate increases of $91 million from general rate cases concluded, the full-year effect of which will increase revenues by $125 million in the next financial year. Going forward, general rate case filings of $16 million in California and $14.2 million in Oregon remain open. An order in the Oregon case is expected by June 2002. The California Public Utilities Commission has not yet initiated PacifiCorp's filing. In addition, PacifiCorp will receive a $1.8 million increase on 1 January 2003 as part of a Washington rate plan. Finally, PacifiCorp will file a general rate case in Wyoming on 7 May 2002 to recover $31 million in base rates.

At the end of March 2002, amounts held in deferred accounts under US GAAP for excess net power costs and associated carrying charges totalled $392 million. These costs have been fully expensed under UK GAAP. At the end of the fourth quarter, recovery has been requested on $308.5 million, which includes $22.8 million awarded in Oregon and $147 million awarded in Utah on 1 May 2002 that includes costs related to the Hunter power station outage and summer 2001 excess net power costs, and currently open recovery amounts totaling $138.7 million, plus ongoing carrying charges. PacifiCorp will also file a request in Wyoming on 7 May 2002 to recover approximately $91 million in deferred excess net power costs. Recovery, in most cases, is expected to occur over 2-4 years. The benefit to revenues in the next financial year resulting from these recoveries and other orders expected to be concluded early in the first quarter of 2002/03, is anticipated to be approximately $100 million.

Good progress continues to be made with the PacifiCorp Transition Plan, with cumulative year-two cost savings achieved of $117 million, ahead of $113 million in the Plan for 2001/02. The operating cost savings target for the Plan remains as announced in 2000: $300 million of savings by 2004/05. These savings are being achieved through a wide range of initiatives including fuel savings, service centre consolidations and improved procurement practices. For example, more than 20 operations centres have been closed to date to improve operating efficiencies, management layers have been significantly reduced, and engineering and administrative functions have been consolidated.

Customer service remains another key area of operational focus for PacifiCorp. PacifiCorp made significant progress in 2001/02 in delivering improved service levels among regional utilities based on independent surveys as measured by JD Power and other sources. Call centre performance was significantly improved, with 80% of calls being answered within 20 seconds and customer complaints to regulators significantly lower over the past three years. A further independent customer survey of large industrial customers demonstrated that more than three out of every four customers were very satisfied with PacifiCorp.

PacifiCorp continues to aim for best-in-class performance and our merger goal of becoming a top 10 US utility by 2004/05, based on various operating and financial performance metrics. PacifiCorp remains one of the lowest-cost operators with one of the highest generation plant availability levels in the western US. For example, in 2001/02 PacifiCorp maintained plant availability of 87%, ahead of the regional average of 84%. In delivering one of our merger commitments, a further 50 MW of regulated wind power has been installed in Wyoming, adding to our portfolio of renewable resources.

As one of the 20 largest coal producers in the US, PacifiCorp has the third lowest cost of delivered coal of $0.81 per million btu for utilities using more than 10 million tons per year. PacifiCorp currently produces 33% of its own coal needs and purchases the remaining 67%. Through timely procurement, PacifiCorp has achieved significant fuel savings as part of the Transition Plan.

To ensure necessary investments are made for infrastructure development, operations and maintenance, capital expenditure is underway to accommodate system growth and reliability. Out of a total of $531 million spent in the year to March 2002, $45 million was on new generation, $129 million on system growth, $279 million on maintenance of assets and $78 million on other capital projects including information technology.

In response to a changing environment, however, PacifiCorp spent $25 million on risk mitigation measures, including physical, hydro and temperature related hedges, which have reduced our commodity risk exposure. In addition, PacifiCorp is making investments in new generation such as the Gadsby gas-fired units in Utah to offset summer peak loads. We expect to make further investments to improve operational reliability and security of supply of existing plants next year.

Capital expenditure and the related cost of capital charge are included in the capital base on which PacifiCorp is allowed to earn a return on equity through general rate cases. The outlook for capital expenditure for the year to March 2003 is forecast to be approximately $580 million with new generation ($30 million), system growth ($130 million), maintenance ($350 million) and other capital projects ($70 million).

PacifiCorp has initiated a collaborative process with the six states it serves to investigate the challenges faced by PacifiCorp as a multi-state utility. Through this Multi-State

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |5

Process (MSP), the participants are working to clarify roles and responsibilities including cost allocations for future generation resources, provide states with the ability to independently implement state energy policy objectives and achieve permanent consensus on each state's responsibility for the costs and entitlement to the benefits of PacifiCorp's existing assets. MSP was initiated to develop and review possible solutions, including PacifiCorp's Structural Realignment Proposal (SRP). SRP was filed in December 2000 and would realign the company to create six state electricity companies, a generation company and a service company. Individual state proceedings and schedules for SRP will be "on hold" so long as reasonable progress is made through the MSP.

Current regulatory disallowances, including the impact of different allocation methodologies, are approximately $100 million per annum and actions are being carried out to reduce unrecoverable costs or obtain recovery. In addition, a time lag may exist with costs expected to be recovered at a later date. PacifiCorp has implemented initiatives to improve our recording of the prudency of net power cost purchases and investments and other costs on behalf of customers. This documentation and consultation with states should result in a higher proportion of allowable costs in the future.

To plan generation and infrastructure investments more effectively in the future, we are seeking agreement with regulators on forecast demands and required generation capacity over a 20-year time horizon through the Integrated Resource Plan. The Plan is due for filing by December 2002. An integrated approach to resource planning between PacifiCorp and states is needed due to the large capital investments potentially required to serve customers over this time period.

PacifiCorp's participation in a Regional Transmission Organization (RTO) took a further step in March with a filing to the US Federal Energy Regulatory Commission on the proposal to form RTO West. Under the proposal, regional transmission lines would function as a common carrier of wholesale electricity and enable simplified transmission services throughout the northwest region of the US and Canada. RTO West is not scheduled to begin operations until about 2005. The benefits of the RTO are expected to be enhanced system reliability and improved market efficiency.

In Oregon, implementation of Senate Bill 1149, the state's electricity restructuring legislation for small industrial and residential customers, was started on 1 March 2002. Due to the upheaval in the western US market over the past 18 months only a handful of customers elected to change their terms of supply although they will have another opportunity to choose a market provider at the end of the calendar year 2002. Costs incurred for Senate Bill 1149, totalling $18.3 million, are being recovered over five years, with future expenses also to be filed for recovery.

PPM, our competitive US energy business, which commenced substantive operations during 2001, is growing systematically around a strategy of thermal/renewable generation and gas storage/hub services. PPM optimises portfolio returns through an integration of assets, trading and commercial development, taking a regional approach to growth.

PPM continues to develop generating assets and supply arrangements to be backed by long-term origination sales contracts, and has a pipeline of new opportunities in development. PPM is currently targeting 15-20 renewable development opportunities, principally wind power, in 10 states across the western and mid-western US over the next five years. During the past year, PPM has developed a strong trading and risk management capability, positioning itself for the future. PPM's trading capability enables it to minimise the risk associated with managing its portfolio and to maximise the margins from the options available within its portfolio of assets and long-term origination agreements. Rather than attempting to create value through speculative approaches PPM trades to protect and enhance the value of its existing portfolio.

We intend to grow PPM by developing opportunities within thermal generation, renewable generation and gas storage and hub services that provide the greatest risk-adjusted rate of return for ScottishPower. Although it is currently a small but growing part of the company, over the long-term we are targeting PPM to be a significant value business.

PPM has created a balanced business portfolio, investing in projects with trading flexibility, expansion capability and arbitrage opportunities. PPM has two flagship power generation projects. The combined-cycle gas turbine facility owned by the City of Klamath Falls and the Stateline windfarm which, together with other supply and development arrangements, represent 800 MW of capacity. Through its origination business, PPM has sold the equivalent amount of power forward through long-term contracts. In addition, PPM recently acquired a 40% interest in a gas storage and hub services business in Alberta, Canada and is now one of the operators of the facility.

The California Department of Water Resources (CDWR) is the agency that negotiated power contracts in 2001 on behalf of the state's investor-owned utilities. In 2001 CDWR and PPM signed a 10-year power supply agreement. The state is challenging substantially all of the contracts CDWR signed in 2001 as too expensive or representing too much volume. In our view, PPM has a valid and legally binding contract, yet has been working with state energy officials to find a resolution that meets the needs of all parties. PPM has seven major contracts with five customers, CDWR, Sacramento Municipal Utility District, Snohomish Public Utility District, Seattle City Light and Bonneville Power Administration.

We expect PPM to be profitable in 2002/03 by virtue of its generation supply and long-term sale portfolio, and that it will grow as we focus on developing new supply and sale arrangements and sites to create future opportunities. Capital expenditure in 2002/03 is not expected to be extensive, with much of the activity

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |6

Chief Executive's Review continued

oriented toward arranging renewable supply along with early phase development of gas storage facilities. PPM is driven toward developing opportunities within its business strategy that provide the greatest shareholder value.

UK Division

In the UK Division, our strategy is to grow sales, optimise costs and enhance margins through the integration of generation assets, trading activities and energy retailing to customers. This involves a focus on improving profitability in highly competitive wholesale and retail markets, on investing selectively in growth areas such as renewables generation, and on growing our customer numbers and delivering excellence in customer service.

This focus on energy has resulted in significant transformation and change for the division. During the year we exited the financial services market and disposed of our UK Appliance Retailing business with minimal disruption, leaving ourselves free to concentrate on a new integrated structure for generation, trading and energy retail.

As a result of price pressure on generation margins across the industry and increased investment in customer acquisitions, operating profit for the UK Division decreased by (Pounds)7 million to (Pounds)55 million in the fourth quarter. Operating profit for the full year fell by (Pounds)44 million to (Pounds)79 million, due to the impact of falling wholesale market prices and the burden of the Nuclear Energy Agreement (NEA). The results for the year also include the New Electricity Trading Arrangements (NETA) system error of (Pounds)10 million reported in the first quarter, offset by positive contributions from Rye House power station and growth in electricity and gas retail margins.

Wholesale electricity prices in England & Wales have fallen by approximately 18% since March 2001, to levels that we believe will not sustain investment in new thermal generating plant. The wholesale electricity price in Scotland is directly linked to that in England & Wales. Prices may recover to some extent as market participants mothball capacity, but we expect prices across the UK to remain under pressure for the next few years until the present overhang of generating capacity is reduced.

Generally lower electricity prices heighten the significant burden of the NEA on our Scottish business. In April 2001 we filed with the Court of Session our dispute with British Energy (BE) that seeks either a resolution of an agreed price for power from BE under the NEA, now that there is no longer a reference "Pool" price under NETA, or alternatively a declaration that the NEA is no longer capable of operating. In December an interim order decreed that an appropriate amount from the monthly BE invoices be paid by ScottishPower into an escrow account in lieu of paying BE until the dispute is resolved. BE appealed that order and a ruling was issued in April 2002 in BE's favour. This ruling does not impact on the proceedings dealing with the principal dispute between ScottishPower and BE. The court hearings with respect to the dispute are expected to begin in August 2002.

While falling wholesale prices have constrained the profitability of the UK Division as a whole, retail electricity margins have seen improvement. Retail gas margins have also delivered a strong performance during the year, increasing by (Pounds)9 million from last year. This gas margin improvement is mostly as a result of higher sales volume (8%), due to the successful retention of our customer base and slightly higher revenue following the domestic gas price increase in February 2002. We expect UK gas prices to be increasingly linked to Europe through the interconnector to Zeebrugge, Belgium. European prices are currently linked to oil and we see no change to that until the advent of greater European market liberalisation.

Despite the tough underlying market conditions, Trading UK has made a contribution of over (Pounds)20 million in the year, including market-leading performance in the balancing mechanism, arbitrage gains and by optimisation of gas trading activities. Renegotiating the Rye House gas contract has significantly reduced gas purchase costs and enabled effective arbitrage and flexing of the Rye House plant.

During the year the UK Division traded 41.9 TWh of power, market share 12%, (37.6 TWh, market share 11% last year) and 1.7 billion therms of gas, market share 5% (1.0 billion therms, market share 3% last year). Generation output and purchases for the retail energy business were traded in order to hedge risk, protecting overall margins from wholesale price pressure and optimise daily demand requirements. Trading UK operates within strict risk limits and received Financial Services Authority authorisation during the year to trade in a range of energy products.

The UK Division has a good balance of coal and gas-fired generation, hydro, wind and pumped storage plant, enabling us to respond quickly to market opportunities. We have some 5 GW of generating plant, generating typically some 20 TWh and purchase 14 TWh of British Energy's Scottish output. We have customer demand across retail and wholesale markets of around 33 TWh.

Exports to England & Wales continued at a high level, with available generation capacity on the interconnector at 91%. Exports to Northern Ireland commenced on 1 January 2002 and are expected to be about 1.7 TWh on a full year basis.

During the year we have made improvements to the operating performance of our generation assets and our plant is now amongst the most flexible in the UK. At the 2,400 MW coal-fired power station at Longannet, despatch accuracy improved 30% and notice of load change is down to two minutes, leading to a fourfold increase in our ability to meet frequency response requirements. A 3% improvement in efficiency was also made at the station.

Meeting customers' expectations on service is a challenge faced by the whole sector. We are determined to improve the experience of dealing with ScottishPower

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |7


and have migrated all our domestic customers onto a single IT and billing platform during the year. This temporarily interrupted service standards (within our expectations) but these are now restored and we are seeing a significant reduction in billing problems. In light of this, we were pleased to receive an award from JD Power, recognising us as the best company for customer satisfaction in the domestic gas market. This enhanced reputation is feeding through into sales performance.

Against a background of declining customer numbers for many companies, we have successfully held our numbers at 3.5 million, comprising 2.6 million electricity customers and 0.9 million gas customers. Retention rates are broadly in line with the industry average of 67% (source, Ofgem January 2002) but customer losses are on a declining trend compared to April 2001 and churn has reduced by over four percentage points for both gas and electricity over the year. According to Ofgem, ScottishPower is the third ranked gas/electricity brand in the UK, despite having avoided expensive national television campaigns, concentrating on a successful winback campaign in our historic home areas and emphasising our "cheaper than British Gas" price positioning for dual fuel.

ScottishPower is the UK's second largest generator of windpower and we have plans to achieve 10% of our generation from renewable sources by 2010, in line with government targets. During the year we commissioned a 30 MW windfarm at Beinn an Tuirc, bringing our total capacity in the UK and Ireland to 128 MW. We have submitted planning applications for a further 294 MW of wind power, including what will be Europe's largest on shore windfarm, southwest of Glasgow. We have a further 250 MW under assessment at five UK sites, one of which is offshore. Indications are that Renewables Obligation Certificates are being offered at around 4.5p/kWh, a 50% premium to the buy-out price, reflecting the shortage of renewable output. ScottishPower is well placed to benefit from its early mover position in this segment of the market.

We are seeking planning permission for a major gas storage facility in Cheshire, to add to our Hatfield Moors facility. We expect greater demand for storage services as the UK becomes more dependent on imported gas in the middle of the decade and inter-connector capacity becomes a constraint.

In 2001/02, the UK Division capital expenditure was (Pounds)104 million with (Pounds)75 million targeted at growing our renewables business and maintaining our generating assets and (Pounds)29 million invested in improving business processes. We invested (Pounds)12 million in our Beinn an Tuirc windfarm and (Pounds)38 million in our existing generating plant, including the first phase of refurbishment of our hydro and pumped storage plant. Going forward, the capital programme will focus on developing renewable generation and extending the life of our coal-fired plant, subject to an acceptable outlook for wholesale prices.

We intend to build on the advantage of our single billing system with a programme of customer service process improvements to drive out more cost efficiencies and have recently announced a manpower reduction of approximately 500 in the UK Division. Our aim is to be best-in-class at delivering cost efficient, high quality customer service.

All final price controls on electricity and gas customers in the UK have now been removed, completing the process of de-regulation started in 1990. This has been made possible by the establishment of vigorous competition in energy supply across all customer types and all locations throughout Great Britain, and enables the energy supply market to operate on the same basis as other retail markets. Legislation to extend the new England & Wales electricity trading arrangements into Scotland through British Electricity Trading and Transmission Arrangements (BETTA) has been confirmed with a target implementation date of April 2004. We support a system that will enable all generators and suppliers to compete on the same basis across the country and will also facilitate the dismantling of the remaining differences between the Scottish market and the rest of Great Britain, in particular the NEA, and the other restructuring contracts put in place at the time of privatisation.

ScottishPower is contributing to the consultation on the Government's Energy Policy Review and is taking significant initiatives in the key areas of energy efficiency and renewables. ScottishPower is also actively identifying the reinforcement to the UK transmission infrastructure required to encourage development of renewable energy, in Scotland and elsewhere, to meet the environmental targets set by the Government and Scottish Executive.

Infrastructure Division

The Infrastructure Division reported operating profit of (Pounds)159 million for the fourth quarter, an increase of (Pounds)5 million on the equivalent period last year, primarily as a result of higher profits in Southern Water, which is now reported as a discontinued operation. For the full year to 31 March 2002, the Division's operating profit was (Pounds)571 million, reflecting a year-on-year increase of (Pounds)8 million. Power Systems' profit improved by (Pounds)14 million to (Pounds)355 million for the year, as it continued to deliver financial upsides from its restructuring programme, with operating cost reductions of (Pounds)39 million achieved during the year. These have mitigated in full the impact of regulatory price reductions experienced during the first half of the year and a gain on business disposals reported within last year's results. Southern Water's operating profit for the full year fell by (Pounds)5 million as a result of new capital obligation costs and increased depreciation charges, offset in part by (Pounds)11 million of cost savings.

In Power Systems we have just completed the second year of the current five-year regulatory contract which is based on a pre-tax real return of 6.5% on allowed investments in our network. Our strategy is to outperform targeted operating costs and to achieve better than planned outputs from our capital expenditure, while maintaining a high standard of customer service. Beyond that, value to our shareholders is maximised by investing consistently in the business, and minimising our own cost of capital. Strong levels of capital investment not only

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |8

Chief Executive's Review continued

renew the network but also maintain the value of the Regulated Asset Base which underpins the future value of the business.

As a long-term business we must also look beyond the current regulatory contract. By meeting our various cost saving commitments, we expect our cost base in 2002/03 to be at or near the UK regulatory frontier. Our intention is to use this to enable a smooth pathway into the next period. In addition, external indications are that the environment for infrastructure investment is improving as government interest in renewables grows, and we expect to be well positioned in our Scottish and Manweb areas and to take advantage of increased investment opportunities emerging as a result.

We remain firmly on target to deliver (Pounds)75 million of cash cost savings by March 2003, having achieved (Pounds)70 million to date, and the increased commercial focus that has arisen from the business change has identified a further (Pounds)33 million of operating cost reductions by March 2004.

The implementation of the asset manager/service provider structure has delivered significant savings through a wide range of initiatives that have brought a sharper commercial focus to contract management, greater network operational efficiency, stronger procurement practices, engineering innovation and staff reductions.

The structure enabled us to meet effectively the requirements of the Utilities Act 2000 to adopt new legal entities and organisational arrangements. A joint venture, Core Utility Solutions Limited, between ScottishPower and Alfred McAlpine was established on 27 February 2002 with plans to take advantage of growing opportunities in the new connections market. From an initial regional base, we expect the business to grow quickly to become a UK-wide multi-utility service provider.

Consistent with our strategy, our business continues to invest in networks, improving customer service and network reliability. The (Pounds)168 million spent rebuilding, refurbishing and connecting new customers also contributes to a continually growing Regulated Asset Base.

The business continues to build on substantial upgrading in the Scottish Borders area over the past four years through its latest initiative which will include the installation of more than 200 miles of new network and the latest in protection and control systems. The (Pounds)11 million investment over two years will significantly reduce the number of major faults and the amount of time it will take to restore supplies. The project is scheduled for completion in March 2004.

Full completion of the upgrade to the England-Scotland Interconnector to 2,200 MW is expected in May 2002. Full 2,200 MW capability cannot be attained until National Grid Company completes the reinforcement of its transmission system in North Yorkshire. This reinforcement has been further delayed due to the foot and mouth disease outbreak with completion now planned for October 2003. Nevertheless the upgrade works did help increase the average yearly Interconnector capability from 1,357 MW in 2000/01 to 1,480 MW in 2001/02 with capabilities of over 2,000 MW being achieved on certain days over the winter period.

The completion by ScottishPower last September of the 64 km overhead line from Ayr to Ballantrae allowed commercial operation of the Scotland-Northern Ireland Interconnector to commence on schedule on 1 January 2002 despite onerous winter working conditions and land access problems caused by foot and mouth disease.

Customer Service Guaranteed Standards failures are down 39% in 2001/02 due to the improved operational focus on fault restoration where failures against "restoring network faults within 18 hours" dropped from 317 (2000/01) to 117 (2001/02). Underlying system performance during 2001/02 improved during the year with customer interruptions (CI) down by 18% in Scotland, 8% in Manweb and customer minutes lost (CML) down by 14% in Scotland and 7% in Manweb. This continues the downward trend for CI and CML year-on-year. The headline figures were higher due to the impact of three short but severe weather events in each operating area.

Ofgem introduced the Information and Incentives Project (IIP) from 1 April 2002. This project is an incentive scheme designed to improve the quality of service delivered to customers, particularly reducing the number and duration of interruptions to customer supplies and improving the quality of telephone response. Distribution companies can be penalised up to 2% of their annual allowed revenue for failure to meet pre-specified targets for the number and duration of interruptions to supply and if the quality of their telephone response is below the average for the industry as a whole. Companies also have the opportunity of earning additional revenue in the final year, 2004/05, of the incentive scheme if they exceed their targets, depending on their rate of improvement.

Our objective is to invest the (Pounds)2.30 per customer per annum allowed in the current price control period to deliver the most effective improvements in overall customer interruptions.

We anticipate the underlying performance of our system will generally be better than that required by the IIP targets. We would hope therefore to avoid penalties; however, the possibility of weather related events mean that achievement of IIP targets every year cannot be guaranteed and therefore the risk of penalty payments remains.

Overall, our commitment to efficient operational practices and investment combine to outperform the regulatory rate of return and position us well for the forthcoming regulatory reviews.

We announced in March 2001 that we would seek greater value for shareholders from Southern Water by refinancing or selling the business. At a time when many prevailing share prices for UK water companies do not

                     ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |9


reflect their full regulatory asset values, we completed the successful sale of Southern Water to First Aqua Limited in April 2002 for (Pounds)2.05 billion, including debt assumed by the purchaser, closely reflecting its regulatory asset value. The sale gives greater returns than the refinancing package proposed in November 2001, raising (Pounds)300 million more proceeds, and is considerably better than offers for the sale of the business received last year.

In December 2001, OFWAT commented that Southern Water was the only water company to be ranked as an A for operational cost efficiency in both water and wastewater services, having been ranked poorly as D and E respectively when acquired by ScottishPower in 1996. The value realised for Southern Water reflects this high efficiency and the excellence in customer standards during ownership by ScottishPower. This illustrates our key skills in infrastructure asset management.

Other Discontinued Activities

The decision to withdraw from the loss-making UK Appliance Retailing business was announced in June 2001, with the disposal of part of the business to Powerhouse Retail finalised in October 2001 and the closure of the remaining operations now complete. An exceptional charge of (Pounds)120 million was recognised in the first quarter following this decision. UK Appliance Retailing's operating losses of (Pounds)9 million for the year are disclosed within discontinued operations.

The demerger of Thus was successfully completed on 19 March 2002. The financial results of the group include the results of Thus up to this date, which are included within discontinued operations.

Thus incurred an operating loss of (Pounds)64 million, an increase of (Pounds)6 million on last year. Despite overcapacity and falling demand depressing the wholesale telecoms sector in general, Thus continued to deliver strong growth in EBITDA, which improved from negative (Pounds)21 million for the prior financial year, to positive (Pounds)2 million for the period up to demerger.

People and organisation

Following our reorganisation, we have initiated long-term programmes to ensure that the group has the leadership, competence and performance culture needed for success. We have established a single corporate human resources team to manage and nurture the talent within ScottishPower. Although it is in its infancy and has yet to affect more than our senior management group, we are committed to ensuring that we recruit, motivate and retain our best staff in a planned, systematic manner. Our Group Leadership and Business Leadership programmes identify staff who demonstrate the potential to do well and groom them, through training, guidance, mentoring and project work, for higher levels of responsibility.

Corporate social responsibility

ScottishPower seeks to adopt a responsible approach to environmental governance across the range of our activities. Recognition of the soundness of our approach via external benchmarks is an important part of the process. We were placed at the top of the 2001/02 FT/BiE Survey of Corporate Environment Engagement and our Corporate Environment Report won the ACCA Reporting Award.

Shifting towards more sustainable energy supplies is critical to the reduction of long-term environmental risk. In our vision, we set out our aim of moving to become a leading renewables operator. We will do this by working with customers to promote energy efficiency, increasing choice through green products linked to renewables, ensuring security of supply, investing where possible in cleaner and more efficient forms of generation, and achieving lower emissions across our portfolio. We have made considerable strides in bringing on-line new wind plant in the UK and US and aim to add a further 1,000 MW over the next few years. Our green energy offerings in the UK and US have become market leaders. This together with the commissioning of new gas-fired plant in the US and major initiatives on energy efficiency in the US and UK have taken us a considerable way towards our long-term sustainability vision.

Over the last few years, our focus on safety policies and procedures has resulted in a significant reduction in lost time accidents. In the year to 31 December 2001 our UK safety performance was recognised by the award of 14 gold medals and 1 silver medal by ROSPA. In addition we were recognised by the Health and Safety Executive for our participation in the European Week of Safety. Sadly however, this year we have to report the death of a lineman in Utah who was electrocuted from accidental contact with low-voltage equipment. This tragedy overshadows all of the progress we have achieved and reminds us of the danger of electricity. Safe working practices and the safety of our customers and the general public remain a top priority, everyday for me and every one of our employees.

Conclusion

We have made a good start to the current year and believe that our management focus and renewed, strong commitment to leading operational performance will drive the sustained creation of shareholder value. The Board also believes that this focus and commitment will enable it to take advantage of the opportunities to create shareholder value that will, over time, arise from the changing structure of our industry in the UK, the rest of Europe and the US.

/s/ Ian Russell


Ian Russell
Chief Executive
1 May 2002

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |10

Business Review - Description of Business

Description of business

Scottish Power plc ("ScottishPower") is an international energy business listed on both the New York and London Stock Exchanges. Through its operating subsidiaries, the company serves five million homes and businesses in the western US and across the UK. It provides electricity generation, transmission, distribution and supply services in both countries, whilst the company's US activities extend to coal mining and, in Britain, ScottishPower also supplies gas. In the year to 31 March 2002, the sales revenues of the continuing business of the group were (Pounds)5.5 ($7.8) billion.

Since its creation upon privatisation in 1991, ScottishPower has developed by organic growth in the UK electricity and gas markets, through strategic acquisitions in the UK and by the merger with PacifiCorp in the US. During 2001/02, the group exited the financial services market and appliance retailing in the UK and sold a non-strategic business in synthetic fuel production belonging to US subsidiaries. The UK telecommunications and internet business, Thus, was demerged to the company's shareholders and the UK water and wastewater company, Southern Water, sold, thereby concluding the process of redefining ScottishPower as an international energy business.

Strategic context

Having completed its strategic disposals, ScottishPower's strategy is to become a leading international energy company, managing both regulated and competitive businesses in the US and UK to serve electricity and gas customers. The regulated businesses provide a base for steady growth through consistent investment and proven skills in operational and regulatory management. In competitive activities in which the group has local market knowledge and skill advantages, it will seek to enhance margins through the integration of generation, trading and customer services, again underpinned by best-in-class operational performance. The aim is to deliver steady growth in value and earnings per share by capitalising on the opportunities afforded by substantial positions in both the US and UK markets, organising the skills and resources deployed in these different marketplaces within one common ScottishPower business framework: but one which takes account of essential differences between the US and UK situations.

Shared, and increasingly integrated, skills in network management are enhancing performance in the US and the UK electricity transmission and distribution businesses. Similarly, both the strongly growing, US competitive energy business, PacifiCorp Power Marketing, Inc. ("PPM"), and the competitive UK energy business are taking market-leading positions in windfarm developments and investing in natural gas storage facilities: two key areas of future value creation. With UK energy markets now fully competitive but US states adopting differing approaches to the introduction of energy competition, the company's skills in the management of legislative and regulatory relations are engaged in a Multi-State Process ("MSP") with the six states the company serves in the US. Through MSP, the participants are working to clarify roles and responsibilities on issues such as cost allocations for future generation resources, ability to implement state energy policy objectives independently and entitlement to the benefits of PacifiCorp's existing assets.

The ScottishPower strategy involves a consistent commitment to achieving (or, where the regulatory process permits, bettering) target returns from regulated businesses, building sustainable value in competitive energy markets and actively managing risk, both operational and financial. In 2001/02, the strategy was delivered through three divisions concentrating on US energy needs, the evolving competitive market for UK energy and the group's UK infrastructure assets. The 2001/02 Accounts and Financial Review reflect this segmentation which is further described under "Accounting Policies and Definitions" (page
56). With PPM developing substantive operations, UK energy market price controls lifted from 1 April 2002 and the sale of Southern Water, the group's 2002/03 operations are managed through four businesses:

..  PacifiCorp
..  PacifiCorp Power Marketing, Inc.
..  UK Division
..  Infrastructure Division

In each of the US and the UK, there is a business operating under regulation and one in competitive market conditions.

In the US, PacifiCorp operates as a regulated electricity business with significant mining affiliates - and the competitive energy business is PPM. Since 31 December 2001, both have been subsidiaries of PacifiCorp Holdings, Inc. ("PHI") a non-operating, US holding company, itself an indirect wholly-owned subsidiary of ScottishPower. On 4 February 2002, PHI also became the parent of PacifiCorp Group Holdings ("Holdings") which owns the shares of subsidiaries not regulated as domestic electricity providers, including PacifiCorp Financial Services, Inc. ("PFS"). The transfers to PHI facilitate the further separation of the company's non-utility operations in the US from the regulated US business, PacifiCorp.

In the UK, the regulated Infrastructure Division operates electricity transmission and distribution subsidiaries of the wholly-owned UK holding company Scottish Power UK plc ("SPUK") whilst other SPUK subsidiaries operating in the now competitive UK energy markets comprise the group's competitive UK Division, covering its UK generation assets, commercial and trading activities and energy supply business units.

All four businesses have a strong commitment to class-leading operational performance as the route to the creation of shareholder value.

PacifiCorp

In November 1999, PacifiCorp and ScottishPower completed a merger under which PacifiCorp became an indirect subsidiary of ScottishPower. As a result of the merger, PacifiCorp developed and commenced its Transition Plan to implement significant organisational and operational changes arising from the strategic decision to focus on its electricity businesses in the western US.

Principal business activities

PacifiCorp conducts its retail electricity supply operations as Pacific Power and Utah Power, operating from Portland, Oregon and Salt Lake City, Utah, respectively, and engages in power production and sales on a wholesale

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |11

basis under the name PacifiCorp. Through its mining affiliates, PacifiCorp is one of the 20 largest coal producers in the US.

Power production and fuel supply

PacifiCorp owns or has interests in generating plants with an aggregate nameplate rating of 8,269 megawatts ("MW") and plant net capability of 7,815 MW, see Table 1 (page 27). During 2001/02, approximately 5% and 63% of PacifiCorp's energy requirements were supplied by its hydro-electric and thermal generation plants, respectively. The remaining 32% was supplied by purchased power. The contribution of thermal energy was reduced during the year by the outage at the Hunter plant, which lasted from late November 2000 to early May 2001. With its present generating facilities, under average water conditions, PacifiCorp would expect that approximately 6% of its energy requirements for 2002/03 would be supplied by its hydro-electric plants and 66% by its thermal plants. Of the balance, 13% would be obtained under existing long-term purchase contracts, the remaining 15% being secured through short-term purchase agreements.

At 31 March 2002, PacifiCorp had 218 million tons of recoverable coal reserves that are mined by PacifiCorp and are dedicated to nearby PacifiCorp operated generating plants, see Table 2 (page 28). During 2001/02, these mines supplied approximately one-third of PacifiCorp's total coal requirements. Coal is also acquired through long-term and short-term contracts of which eight long-term contracts, having remaining terms ranging from 3 to 20 years, account for some 45% of the forward commitment at 31 March 2002.

PacifiCorp has also entered into long-term, fixed price natural gas contracts to supply natural gas to its owned gas-fired generation facilities as well as the leased West Valley Units. These long-term contracts meet 100% of the expected needs for natural gas at these facilities until 2004.

In light of the growing demand within its service area, PacifiCorp obtained permits and other approvals to install a 120 MW permanent peaking facility in Utah in time to mitigate a portion of the calendar 2002 peak demand. It is also transacting on the results of a comprehensive energy solicitation proposal that resulted in more than 50 responses from 30 prospective suppliers to meet Utah's forward energy requirements. To provide longer-term solutions, PacifiCorp is working with regulators and other stakeholders to develop an Integrated Resource Plan to identify the least cost and lowest risk approach to supplying its service area with power over the next 20 to 25 years.

Wholesale sales and purchased power

PacifiCorp's wholesale sales complement its retail business, enhance the efficient use of its generating capacity over the long-term and, because PacifiCorp's transmission system connects with power providers in the western states with widely varying generation plant characteristics, facilitate load shaping, balancing and hedging arrangements. In the generally volatile market conditions of 2001/02, both short-term market prices and long-term contract volumes dropped. Net wholesale volume fell some 11% year-on-year to 34% of total gigawatthours ("GWh") sold in 2001/02. In addition to its base of thermal, renewable and hydro-electric generation assets, PacifiCorp uses a mix of long-term and short-term firm power purchases and non-firm purchases to meet its load obligations, wholesale obligations and its balancing requirements. Long-term firm power purchases supplied 12% and short-term firm and non-firm power purchases supplied 21% of PacifiCorp's total energy requirements in 2001/02. Lower volumes of long-term wholesale sales allowed both long and short-term purchase volumes to be reduced with a larger proportion of purchases used to meet load requirements and also to reduce the purchase of short-term spot power to balance load.

PacifiCorp currently purchases, annually, 925 MW of firm capacity from the federal Bonneville Power Administration ("BPA") pursuant to a long-term agreement. The purchase amount declines to 750 MW annually in July 2003 and again to 575 MW in July 2004 until August 2011. PacifiCorp's annual payment under this agreement for the period ended 31 March 2002 was $60 million. The price for this capacity is a per MW charge, therefore the costs associated with this agreement will decline as the MW purchase declines. The price is adjusted by the rate of change in the BPA's Average System Cost. A slight decline is expected in 2003. The next scheduled price change will be in October 2006. Under the requirements of the Public Utility Regulatory Policies Act of 1978, PacifiCorp purchases the output of qualifying facilities constructed and operated by entities that are not public utilities. During 2001/02, PacifiCorp purchased an average of 104 MW from qualifying facilities, compared to an average of 109 MW in 2000/01.

Retail electricity sales

PacifiCorp serves approximately 1.5 million retail customers in service territories aggregating about 136,000 square miles in portions of six western states. The geographical distribution of PacifiCorp's retail electricity operating revenues for the year ended 31 March 2002 was Utah, 39%; Oregon, 32%; Wyoming, 13%; Washington, 8%; Idaho, 6%; and California, 2%. These proportions remain substantially the same year-on-year. (PacifiCorp is currently seeking to exit operations in California. See "Proposed asset sale" page 12.)

The PacifiCorp service area's diverse regional economy helps mitigate exposure to economic swings. In the eastern portion of the service area, where customer demand peaks in the summer when irrigation and cooling systems are heavily used in Wyoming and eastern Utah, the main industrial activities are mining and extracting coal, oil, natural gas, uranium and oil shale. In the western part of the service territory, mainly consisting of Oregon and southeastern Washington, customer demand peaks in the winter months due to space heating requirements and the economy generally revolves around agriculture and manufacturing, with pulp and paper, lumber and wood products, food processing, high technology and primary metals being the largest industrial sectors. During 2001/02, no single retail customer accounted for more than 1.4% of PacifiCorp's retail electricity revenues and the 20 largest retail customers accounted for 14% of total retail electricity revenues. Trends in energy sales by class of customer are set out in Tables 3, 5 and 6 (page 28).

Retail energy sales for PacifiCorp have grown at a compound annual rate of 1.8% since 1996: however, this has been affected

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |12

Business Review - Description of Business continued

by a decrease in GWh sales of about 2.0% during 2001/02. This is a consequence of extreme volatility and unprecedented high price levels, which characterised the western US wholesale energy markets, and deteriorating economic conditions across the US, which impacted the PacifiCorp service territory during that period. In order to meet its obligations to serve regulated customers and in the expectation of continuing high spot prices in the balancing market, PacifiCorp purchased electricity in the forward market, primarily for delivery over the June to September period of 2001. The aim was to mitigate the impact of then anticipated high prices in excess of those included in retail rates, in particular for peak demand balancing load. Western US power costs, however, declined abruptly, from the unprecedented highs of the spring of calendar 2001, in the face of the price-cap mechanism for the western US introduced by the Federal Energy Regulatory Commission ("FERC") and other market factors. This left PacifiCorp with actual net power costs during the summer of 2001 exceeding the levels included in retail rates. During the latter half of 2001/02, however, PacifiCorp experienced electricity prices that were at levels consistent with those historically allowed in cost-of-service rates charged to customers.

Some of the net power costs in excess of those included in prevailing retail rates at that time will be recovered by allowed rate increases or temporary surcharges. PacifiCorp has reached settlement agreements in Utah, Oregon and Idaho to recover costs for electricity in excess of costs included in retail rates. Under US Generally Accepted Accounting Principles ("GAAP") excess net power costs, where approved by regulators, are initially deferred as regulatory assets and recovery subsequently sought through rate filings. At 31 March 2002, deferred excess power costs totalled $392 million (including carrying charges), of which $308 million were the subject of filings made. Rate adjustments awarded so far total approximately $171 million. Under UK GAAP, all PacifiCorp's net power costs are charged to the profit and loss account when incurred. There is, therefore, a time lag between the recognition of allowable excess power costs under UK GAAP compared to US GAAP, which will benefit future UK GAAP reported earnings. General rate adjustments granted in the past year have an annualised value of approximately $125 million.

For the periods 2003 to 2006, the average annual growth in retail megawatthour ("MWh") sales in PacifiCorp's franchise service territories is estimated to be about 2.4%, excluding the potential effects of decreased demand from price increases and conservation efforts. If price increases occur in the region, PacifiCorp believes that demand growth may slow.

During 2001/02, PacifiCorp continued to operate its electricity distribution and retail sales business as a regulated monopoly throughout most of its franchise service territories. In the longer term, customer demand for choice may eventually lead to retail competition in each state. Deregulation in the states in which PacifiCorp operates has varied and, in general, is not greatly advanced. However, as the electricity industry evolves toward deregulation, PacifiCorp may lose retail energy sales to other suppliers but expects to have opportunities to sell any excess power in wholesale markets. PacifiCorp's actual results will be determined by a variety of factors, including the outcome of deregulation in the electricity industry, economic and demographic growth and competition.

Proposed asset sale

In October 2001, PacifiCorp and Nor-Cal Electric Authority reached an agreement in principle for the sale of PacifiCorp's California electricity distribution assets. The California Public Utilities Commission ("CPUC") turned down a previous agreement between the parties. If a definitive agreement is reached, it will have to be approved by the CPUC.

PacifiCorp Power Marketing, Inc.

The Energy Policy Act, passed in 1992, opened wholesale competition to energy brokers, independent power producers and power marketers. The group's own competitive energy business, PPM, serves a wide variety of wholesale energy customers including municipal agencies, public utility districts and investor-owned utilities. These customers are primarily located in wholesale energy markets served by the 1.8 million square mile Western Electricity Coordinating Council ("WECC") service territories in the western US. In addition to its active engagement in the west, PPM is currently developing wind generation projects in the mid-western US and developing gas storage/hub services projects in several regions.

PPM commenced substantive operations during 2001. In July 2001, PPM brought on-line the 484 MW Klamath Cogeneration Plant, of which it has access to 227 MW base load and 10 MW peaking capacity. Following Klamath, the Stateline windfarm commenced operations by autumn 2001, of which PPM purchased the entire output. Stateline is currently rated 263 MW capacity, with expansion planned for later in 2002. PPM also constructed two peaking plants providing 260 MW (soon to be 300 MW) of additional capacity. The equivalent output and energy for these facilities has been sold under long-term contracts, thereby providing PPM with a balanced portfolio of assets and long-term contracts.

PPM further expanded its activities in January 2002 with the purchase of a 40% interest in an underground natural gas storage facility and hub service business located 80 miles west of Edmonton, Alberta, and PPM is now one of the operators of the facility. The facility is connected to the major pipelines that transport gas to Canadian and US markets.

For the future, PPM is targeting 15-20 renewable development opportunities which it believes the market will support based upon competitive costs and increasing public support for renewables. PPM is also targeting two to four new gas storage developments that are strategically located and cost competitive. PPM is a western US leader in the supply of renewable energy and is committed to sustainable and clean energy development for the future, as demanded by the market.

UK Division

With the ending of residual price controls on residential electricity on 31 March 2002, the UK gas and electricity markets became fully competitive, although the Gas and Electricity Markets Authority ("the Authority") and the Office of Gas and Electricity Markets

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |13

("Ofgem") continue to enforce licence conditions and regulate quality of service. During 2001/02, and in line with a timetable agreed with the Department of Trade and Industry ("DTI") to give effect to the requirements of the Utilities Act 2000 ("Utilities Act"), the UK Division's now competitive generation, trading, supply and service businesses were separated from the still price-regulated UK networks businesses in the Infrastructure Division. Five new wholly-owned subsidiaries of Scottish Power UK plc now form the UK Division:
Scottish Power Generation Limited owns and operates the power stations and other generation assets in the British Isles and holds the group's generation licence; ScottishPower Energy Trading Limited and ScottishPower Energy Trading (Agency) Limited deal in gas, electricity and coal at the wholesale level and in the trading instruments and agreements which constitute the market balancing mechanisms for the competitive energy market in the UK; ScottishPower Energy Retail Limited is the gas and electricity supply company and holder of the group's supply licences, managing pricing, selling, billing and receipting for gas and electricity supply to both business and domestic customers and dealing with enquiries arising in the course of this business; and SP Dataserve Limited is the data management and metering company, providing a meter reading service to its supply business customers and managing the data processes which underpin customer registration and billing in the competitive energy market.

An integrated divisional management team seeks competitive advantage for ScottishPower by optimising the energy value chain, maximising the value of both generation and supply assets in a period of uncertainty in wholesale energy markets. This uncertainty derives, in part, from the continuing structural and contractual changes in the market and from the potential impact of the, as yet incomplete, review of energy policy by the UK government. As an active market participant, the division engages fully in regulatory and contractual debate and in the consultation processes surrounding the Government's review of energy policy. In the meantime, it aims to leverage the benefits of its flexible generation asset base and commercial trading operations and to deliver sustained earnings through improved business processes and customer service.

Principal business activities

The group's UK Division operates ScottishPower's generating stations in the British Isles, deals in the wholesale trading of electricity, gas and coal and is responsible for energy supply: the sales and marketing of electricity and gas to customers throughout Great Britain, together with the associated customer registration, billing and receipting processes and handling enquiries in respect of these services.

Power plant portfolio, fuel strategy and generation sales

ScottishPower has access to some 4,500 MW of owned generating capacity, see Table 7 (page 29) comprising coal, gas, hydro-and wind-power generation assets, giving the division a particularly flexible portfolio. Gas-fired generation capacity in England & Wales was boosted to approximately 1,000 MW during 2000/01 by the purchase of the Rye House station and the start of commercial operation of the Brighton station in which ScottishPower has a 50% interest. Acquisition of additional thermal generation capacity is kept under continuing review. In 2001/02, the windfarm business continued to expand, a high wind-speed site with 30 MW peak output at Beinn an Tuirc in Kintyre being commissioned and planning applications for a further 294 MW submitted. The division now has projects in Scotland totalling almost 500 MW in planning or detailed environmental assessment, with a further 55 MW in joint venture projects in England & Wales, to ensure that the company target of 10% generation from renewables by 2010 is met.

ScottishPower's fuel purchasing strategy is based upon the objective of achieving competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the fuel portfolio are coal and gas. The division has four long-term contracts with terms of greater than five years for supply from major gas producers.

Generation output was traded in order to hedge risk and optimise the position in the balancing market. Some 20 terawatthours ("TWh") were despatched, both to contribute towards the approximately 33 TWh of retail and wholesale demand provided by the division and to maintain export volumes through the interconnectors to England & Wales and, from January 2002, to Northern Ireland.

Energy trading and commercial arrangements

In addition to its own generation capacity and long-term bulk gas contracts (which can be used to service generation plants or the gas supply business), ScottishPower has access to additional generation under contract. Through its commercial and trading operations, the division uses medium and short-term contractual arrangements to complete its energy purchase requirements and to sell its generation output into the electricity market in Scotland and, through the interconnectors, to England & Wales and Northern Ireland. Proposals for transmission access and the England-Scotland interconnector will be key to ScottishPower's acceptance of the proposed British Electricity Trading and Transmission Arrangements ("BETTA") which are expected to become effective during 2004.

Electricity, gas and coal trading, within Trading UK, secures competitive advantage for the group through trading and optimising its position across the energy value chain, continuously evaluating and managing risk exposure. ScottishPower's Hatfield Moors gas storage site enhances the flexibility of the trading position, both in meeting peak demands of supply customers and responding to the volatility of gas prices between mid-week and weekends. In addition, the gas contract linked to the Rye House power station purchase has been re-negotiated to allow the gas to be sold out or used elsewhere in the business, giving yet more trading flexibility. Further investment in gas storage facilities is in hand.

From 27 March 2001, New Electricity Trading Arrangements ("NETA") were introduced, replacing the Pool market established at privatisation with market-based arrangements more akin to those in commodity markets and comprising a three-tier trading system: a forward and futures market, a short-term bilateral market and a balancing mechanism with a settlement process for imbalances and penal imbalance charges, requiring highly

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |14

Business Review - Description of Business continued

efficient forecasting, trading and risk management on the part of all participants.

The NETA arrangements encourage all generators to find buyers for their output, by offering them competitive prices, and all suppliers to contract with generators to purchase sufficient electricity to meet their customers' demand. Imbalances between actual and contracted positions are settled through the balancing mechanism. The pay-as-bid and balancing process exposes market participants to the costs and consequences of their actions, and therefore leads to more cost-reflective prices and more effective management of risk. Under the Nuclear Energy Agreement ("NEA") of 1990, ScottishPower and Scottish & Southern were contracted, until 2005, to purchase the entire output from British Energy's nuclear plants in Scotland. The pricing formula contained in the NEA is based upon Pool Price and ScottishPower is seeking clarification from the Court of Session as to whether or not the NEA is capable in law of continuing after the introduction of NETA and/or the cessation of the Pool Price and, if so, the contractual terms upon which it can continue.

Energy supply

Since September 1998, when competition was extended to residential electricity customers, the strategic focus of the ScottishPower energy supply business has been the defence of its core markets, residential and small business customers in the ScottishPower and Manweb home areas, whilst seeking profitable additional business outside these historical regional boundaries. Retention of home area residential customers remains broadly in line with the industry average of 67%. Targeted sales efforts and strategic marketing alliances, such as those with Sainsbury's and Union Energy, have helped develop a Britain-wide customer base of some 3.5 million energy accounts, 0.9 million being gas supplies. The business' Customer Service Guaranteed Standards were maintained in the year ended 31 March 2002 at the high level set in the previous year, with over 99.99% of all electricity services provided currently matching or exceeding regulatory standards. The continuing improvement in service levels was recognised in November 2001 when JD Power and Associates judged ScottishPower the number one UK domestic gas supplier for customer satisfaction.

Both service improvements and economies of scale derive from integrated systems and the move to a single billing platform. The priorities remain accelerating the reduction of servicing costs to benchmark levels and enabling referral of customers to sales and retention channels suited to an increasingly competitive market. In mid-2001, the division's e-business site was upgraded to allow customers to manage their own accounts on-line if they wish. Customers can now enter meter readings, view previous bills, create and pay new ones and switch to new internet tariffs through which they can share in the savings generated by the low costs of managing accounts on-line.

Metering and data management

In the competitive energy market, meter reading and meter operation form parts of an integrated data management process, also covering customer registration, billing record set-up and agent registration. SP Dataserve operates end-to-end process management in order to maximise efficiencies in the provision and control of registration and metering data. Meter reading and meter operation are characterised by a large regional field force, working from home, which carries out over 12 million customer visits a year and operates in a competitive market covering activities (from meter installation and meter operation to data collection) for gas, electricity and water supply business customers.

Infrastructure Division

During 2001/02, the UK wires businesses were restructured in line with a timetable agreed with the DTI to give effect to the requirements of the Utilities Act and to develop further the commercial focus applied to the management of these assets. Three wholly-owned subsidiaries of Scottish Power UK plc; SP Transmission Limited, SP Distribution Limited and SP Manweb plc, are the "owner companies" holding the regulated assets and transmission and distribution licences. They now act as an integrated business unit to concentrate expertise on regulatory issues. A further wholly-owned subsidiary of Scottish Power UK plc, SP Power Systems Limited, ("Power Systems"), provides asset management expertise and conducts the day-to-day operation of the networks on behalf of the asset-owner business. Strict commercial disciplines are applied at the asset owner-service provider interface. The move towards fully competitive provision of connections to distribution networks is supported by Core Utility Solutions Limited, a joint venture with Alfred McAlpine Utility Services Limited in which ScottishPower has an indirect beneficial interest of 50%.

An integrated senior management team within the Infrastructure Division applies the benefits of growing expertise in asset ownership, financing and operational service provision to the management of the group's regulated networks businesses in both the US and the UK.

Principal business activities - transmission and distribution

ScottishPower owns and manages a substantial UK electricity distribution and transmission network which extends to 115,633 km, with 65,590 km of underground cables and 50,043 km of overhead lines network, comprising both the distribution system to customers in its two authorised areas and, in Scotland, its high voltage transmission system (132 kilovolts ("kV") and above, including those parts of the England-Scotland interconnector which are in its Scottish authorised area). Table 8 (page 29) shows key information with respect to the business' transmission and distribution services in 2001/02. These networks are operated under licences issued by the Authority and held by the transmission and distribution businesses, which are entitled to charge for the use of the systems on terms approved by the Authority under various price control formulae. The management focus of the transmission and distribution business unit is to outperform allowed regulatory returns from the provision of efficient, coordinated and economical networks which are open to licensed users on a non-discriminatory basis (in order to facilitate competition in generation and supply) and operated to approved standards of safety and reliability.

The income derived from the distribution business is dependent on the demand for electricity by customers in the licenced areas. Demand for electricity is affected by such factors as growth and movements in

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |15

population, social trends, economic and business growth or decline, changes in the mix of energy sources used by customers, weather conditions and energy efficiency measures. Tables 9 and 10 (page 29) set out the demand in GWh by customer type within the broadly stable levels of electricity transported over the distribution systems in the ScottishPower and Manweb home areas during the five most recent financial years.

Principal business activities - asset management

Within the Power Systems business unit, the focus continues to be on reducing costs and improving service. Its principal business activities involve the construction and refurbishment of the UK transmission and distribution systems, their maintenance and related fault repair. Power Systems acts as the major service provider to the ScottishPower transmission and distribution business unit and as the primary customer contact agent for network-related matters. Power Systems continues to focus strongly on the efficient delivery of these services under contract. Power Systems has entered into a joint venture with Alfred McAlpine Utility Services Limited, called Core Utility Solutions Limited, to take advantage of the opportunities presented by the requirement for competitive provision of connections to distribution networks.

Discontinued activities

US synthetic fuel operations

In October 2001, PacifiCorp sold its synthetic fuel operations and, in addition to the initial sale consideration, may receive quarterly royalty payments from the purchaser until October 2007. The synthetic fuel business was intended to qualify for tax credits but PacifiCorp did not have sufficient qualifying tax liabilities to make effective use of the offset potential.

US leasing and financial services

During the first quarter of 2001/02, certain aircraft owned by subsidiaries of PFS were sold. Holdings continues to liquidate portions of the loan and leasing portfolios of PFS.

UK appliance retailing

A decision to withdraw from the loss-making UK Appliance Retailing business was announced in June 2001. The disposal of 98 stores to Powerhouse Retail Limited was finalised in October 2001 and the closure of the remaining operations is now complete.

UK telecommunications - Thus

On 19 March 2002, ScottishPower's former controlling interest in Thus Group plc ("Thus"), was demerged to ScottishPower ordinary shareholders, in order to release its value to shareholders and to allow the management of ScottishPower to focus on the company's core operations. Thus provides data and telecoms, internet and call centre services, operating throughout the UK and wholly focused on the corporate and small and medium enterprise markets. In its results for the year to 31 March 2002, Thus restated its belief that the refinancing which accompanied the demerger will leave it in a position fully to finance its business plan on an independent basis through to the point where it becomes cash flow positive.

UK water and wastewater services - Southern Water

The sale of Southern Water to First Aqua Limited, a company specifically formed to undertake the acquisition, was announced on 8 March 2002 and concluded on 23 April 2002. Southern Water operates in an area of approximately 10,450 km/2/ in the southeast of the UK and has a coastline stretching, including the Isle of Wight, 1,250 km from within the Thames Estuary to just beyond the Solent. It collects wastewater from approximately 1.7 million premises and supplies water to approximately 1 million and is one of the 10 water and wastewater companies operating in England and Wales.

Southern Water supplies, on average, 578 million litres of water per day, which is pumped through 13,327 km of water main by 541 pumping stations. Southern Water's 104 water treatment works treat water from 130 water sources in the region with 72% of water supplied coming from underground sources, 22% abstracted from rivers and 6% taken from four impounding reservoirs, which have a total storage capacity of 42,390 million litres. In all cases, protection against bacteria and other micro-organisms throughout the distribution system to the point of use at the customers' taps is maintained by a residual level of chlorine. Southern Water monitors water quality through a programme in which samples are analysed regularly for both microbiological and chemical parameters. Losses through leaks in the Southern Water distribution system were reduced to the target level of 10.9% in 2000/01, compared to 26% just before the time of privatisation.

Southern Water has 388 wastewater treatment works ("WTWs"), which treat sewage pumped through 20,885 km of sewer by 1,975 pumping stations. WTWs provide various types of treatment and, under the Water Resources Act 1991, are granted consents by the Environment Agency ("EA") to discharge sewage effluent to controlled waters. The disposal of sludge produced by WTWs is strictly controlled. Over 85% of the 90,900 tonnes of dry solids per year produced at Southern Water's WTWs is further recycled, using processes controlled by an EU directive, to produce a soil conditioner sold to the agricultural industry. As part of the treatment process to meet current bathing water standards, Southern Water has 7 marine treatment works and 30 long sea outfalls around the coastline of its region. Under the EU Bathing Water Directive, the EA tests the 79 designated beaches in the Southern Water region, taking at least 20 samples during the bathing water season (1 May to 30 September) at each identified bathing beach. Results may be published and posted by district councils on the beaches concerned. In the 2001 bathing season, only one beach out of 79 failed the compliance tests.

Group employees

US businesses

PHI and its subsidiaries had 6,387 employees at 31 March 2002. Of these, 5,495 were employed by PacifiCorp, 782 by its mining affiliates and 12 by PFS and other subsidiaries. In addition, at 31 March 2002, PPM had 98 employees.

As a result of the merger with ScottishPower, PacifiCorp developed and is delivering a Transition Plan to implement significant organisational and operational changes. As part of this Transition Plan, PacifiCorp expects to reduce its work force company-wide by approximately 1,600 over a five year period ending in 2005, mainly through early retirement, voluntary severance and attrition.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |16

Business Review - Description of Business continued

Approximately 60% of the employees of PacifiCorp and its mining affiliates are covered by union contracts, principally with the International Brotherhood of Electrical Workers, the Utility Workers Union of America, the International Brotherhood of Boilermakers and the United Mine Workers of America. In the company's judgement, employee relations in the US businesses are satisfactory.

UK businesses

ScottishPower and its continuing UK subsidiaries had 7,666 employees, as at 31 March 2002, of these, 4,582 were employed in the UK Division and 3,084 in the Infrastructure Division. Approximately 60% of employees in the UK are union members, and over 80% are covered by collective bargaining arrangements. There are a number of different collective agreements in place throughout the group, reflecting differing market conditions in which the group's businesses operate. Although there was a brief industrial dispute (now resolved) within the Power Systems business unit during the period of its restructuring, the company judges employee relations in the UK businesses to be satisfactory.

Group environmental policy

ScottishPower aims to be a responsible company, balancing its business goal of creating sustainable value with wide-ranging but differing stakeholder opinions on which environmental issues are particularly crucial. Nonetheless, climate change has emerged as a dominant sustainability challenge for all businesses, and is particularly acute for the energy sector. In the UK, policies to combat global climate change are paramount, with fiscal and regulatory incentives deployed with the aim of achieving a UK target of a 20% reduction in carbon dioxide ("CO\\2\\") emissions by 2010. The US remains concerned about global climate change and has proposed measures to bring CO\\2\\ emissions under control. Similarly, both the US and the UK aim to reduce emissions to air from fossil-fired generation, with tighter controls on air pollution proposed in the Clear Skies Initiative and driven by continued implementation of the US Clean Air Act and, in the UK, by regulations such as the European Union ("EU") Ceilings Directive, the Large Combustion Plants Directive ("LCPD") and the Directive on Integrated Pollution Prevention and Control. In the US, issues of biodiversity and conservation are more prominent than in the UK, with the impact of hydro dams on migratory fish runs being of broad concern to western stakeholders. ScottishPower has responded to these policy drivers and market forces by developing an international vision which focuses on investing heavily in renewables (in particular, wind generation), reducing both the CO\\2\\ output and clean air impact of its generation plants and working with customers to implement energy efficiency programmes.

ScottishPower's vision and framework for action involve achieving lower levels of CO\\2\\/GWh across the generation portfolio to combat global climate change, backed up by a range of measures to achieve this overarching goal. Additionally, the company aims to contain the environmental impact of its activities to a practicable minimum and to work with customers and other stakeholders to promote the efficient use of energy and of essential resources. Demanding aspirational targets have been set in both the US and the UK to drive the achievement of this vision and a range of specific initiatives and investments with measurable outcomes, aimed at improving group environmental performance, has been implemented. All ScottishPower businesses are required to implement an environmental management system equivalent to ISO 14001, in order to develop management controls appropriate to the level of risk faced by any particular business area. Some of those systems are certified to the international standard ISO 14001 or, in Europe, registered as compliant with the EU's Eco-Management and Audit Scheme.

The Safety and Environmental Management Rating Agency ("SERM") operates an industry benchmarking scheme which uses a mathematical model to assess the cost of potential incidents and a company's measures for risk reduction. The results of this exercise are presented in a similar format to a credit rating. ScottishPower's SERM rating is AA-, where AAA+ is the highest possible and C- is the lowest. ScottishPower has a robust process of environmental risk assessment operating comprehensively across the business and subject to internal review and external scrutiny. The most recent external review was conducted by the respected consultancy firm, OXERA, and concluded that the company had an excellent knowledge of environmental risk and managed such risks with a high level of care and prudence.

Research and development

ScottishPower supports research into development of the generation, transmission, distribution and supply of electricity. It also continues to contribute, on an industry-wide basis, towards the cost of research into electricity utilisation and distribution developments. In financial years 2001/02, 2000/01 and 1999/2000, expenditure on research and development in the group businesses was (Pounds)3.1 million, (Pounds)4.2 million and (Pounds)5.5 million, respectively.

Charitable donations

During 2001/02, donations made for charitable purposes by ScottishPower companies totalled (Pounds)3.5 million. In addition, some (Pounds)6.0 million of community support activity comprising community investment and commercial initiatives given in cash, through staff time and in-kind donations was undertaken by the company's US and UK operations.

Description of the company's property

US business

The US properties consist of generating stations, electricity transmission and distribution facilities, coal mines and a number of non-operational office and service centre facilities. Substantially all of PacifiCorp's electricity plants are subject to the lien of PacifiCorp's Mortgage and Deed of Trust.

PacifiCorp owns or has an interest in 53 hydro-electricity plants having an aggregate nameplate rating of 1,068 MW and plant net capability of 1,119 MW. It also owns or has interests in 17 thermal-electricity generating plants with an aggregate nameplate rating of 7,169 MW and plant net capability of 6,663 MW. PacifiCorp also jointly owns one wind power generating plant with an aggregate nameplate rating and plant net capability of 33 MW. Table 1 (page 27) sets out key aspects of PacifiCorp's existing generating facilities. These generating

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |17

facilities are interconnected through PacifiCorp's own transmission lines or by contract through the lines of others. Substantially all generating facilities and reservoirs located within the western states region are managed on a coordinated basis to obtain maximum load carrying capability and efficiency. Portions of PacifiCorp's transmission and distribution systems are located, by franchise or permit, upon public lands, roads and streets and, by easement or licence, upon the lands of other third parties.

PacifiCorp's coal reserves are described in Table 2 (page 28). Most are held pursuant to leases from the federal government through the Bureau of Land Management and from certain states and private parties. The leases generally have multi-year terms that may be renewed or extended and require payment of rentals and royalties. In addition, federal and state regulations require that comprehensive environmental protection and reclamation standards be met during the course of mining operations and upon completion of mining activities.

PPM owns the entire output from the 263 MW Stateline windfarm and has access to 237 MW from the Klamath co-generation plant.

UK business

The UK properties consist of generating stations, transmission and distribution facilities and certain non-operational properties in which the company holds freehold or leasehold interests.

ScottishPower owns seven power stations in Scotland, two (at Methil and Inverkip) are non-operational, and two in England. It also owns three windfarms in Northern Ireland, four in Scotland, and one in the Republic of Ireland. In addition, the company has joint venture interests in one power station in England and three windfarms, two of which are in England and one in Wales. All generation plant is owned by the group, with the exception of the Methil power station, which is held on a ground lease that expires in 2012 and the windfarms which are generally held on ground leases of at least 25 years' duration. See Table 7 (page 29) for further details of operational generation assets.

As at 31 March 2002, the UK transmission facilities included approximately 3,900 circuit km of overhead lines and 250 circuit km of underground cable operated at 400 kV, 275 kV and 132 kV. In addition, the distribution facilities included approximately 24,500 circuit km of overhead lines and 41,000 circuit km of underground cable at voltages operating from 33 kV to 0.23 kV in Scotland and approximately 21,500 km of overhead lines and 24,000 km of underground cable at voltages operating from 132 kV to 0.23 kV in England & Wales. The group holds either permanent rights or wayleaves which entitle it to run these lines and cables through private land. See Table 8 (page 29) for further details.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |18

Business Review - Description of Legislative and Regulatory Background

As a public limited company ("plc"), Scottish Power plc is subject to the UK Companies Acts and is also registered as a holding company under the US federal Public Utility Holding Company Act of 1935, as amended ("1935 Act") which is administered by the US federal Securities and Exchange Commission ("SEC"). Hence, Scottish Power plc, PacifiCorp and other subsidiaries are subject to regulation unless specific subsidiaries or transactions are otherwise exempt by SEC rules or orders. Scottish Power UK plc and its subsidiaries are exempt because Scottish Power UK plc is an exempt foreign utility as defined in Section 33 of the 1935 Act. Whereas US state regulatory commissions generally have jurisdiction over mergers, acquisitions and the sale of utility assets, the UK government, as a way to maintain control over ScottishPower and certain of its subsidiaries, required the issuance of a "Special Share". The Special Share only affects the corporate control transactions at the overall group holding company level and has no effect on PacifiCorp.

ScottishPower's UK operations are subject to such EU Directives as the UK Government brings into effect, specifically the EU (energy) Liberalisation Directive and EU prohibitions on anti-competitive agreements and the abuse of a dominant position (implemented through the Competition Act 1998 ("Competition Act"), which came into effect from 1 March 2000). They are also subject to the provisions of the Utilities Act 2000 ("Utilities Act"). The Utilities Act introduced a legal framework for energy company licences based on standard, UK-wide conditions and, taken together with requirements of the DTI and licence changes introduced by the Regulators, has obliged the group to restructure its UK operations into a series of separate limited companies, each a wholly-owned subsidiary of Scottish Power UK plc. This process was implemented in line with a DTI timetable and completed by March 2002.

A summary of the more specific legislative and regulatory background to the operations of the group's businesses is set out below.

US business regulation

PacifiCorp is subject to the jurisdiction of the public utility regulatory commissions of each of the states in which it conducts retail electricity operations as to prices, services, accounting, issuance of securities and other matters. Commissioners are appointed by the individual state's governor for varying terms. PacifiCorp is a "licensee" and a "public utility" as those terms are used in the Federal Power Act ("FPA") and is, therefore, subject to regulation by the Federal Energy Regulatory Commission ("FERC") as to accounting policies and practices, certain prices and other matters.

Proposed restructuring

PacifiCorp has initiated a collaborative process with the six states it serves to investigate the challenges faced by the Company as a multi-state utility. Through this Multi-State Process ("MSP"), the participants are working to clarify roles and responsibilities including cost allocations for future generation resources, provide states with the ability to independently implement state energy policy objectives, and achieve permanent consensus on each state's responsibility for the costs and entitlement to the benefits of PacifiCorp's existing assets. MSP was initiated to develop and review possible solutions, including PacifiCorp's Structural Realignment Proposal ("SRP"). SRP was filed in December 2000 and would realign PacifiCorp to create six state electricity companies, a generation company and a service company. Individual state proceedings and schedules for SRP will be `on-hold' so long as reasonable progress is made through the MSP.

Regional Transmission Organization ("RTO")

PacifiCorp is one of 10 parties involved in an effort to form an RTO, named RTO West, in support of FERC Order 2000. The 10 members of RTO West will be Avista Corporation, British Columbia Hydro Power Authority, Bonneville Power Administration, Idaho Power Company, Northwestern Energy L.L.C (formerly Montana Power Company), Nevada Power Company, PacifiCorp, Portland General Electric Company, Puget Sound Energy, Inc. and Sierra Pacific Power Company. Creation of RTO West is subject to regulatory approvals from FERC and the states served by these entities. RTO West plans to operate all transmission facilities needed for bulk power transfers and control the majority of the 60,000 miles of transmission line owned by the parties. On 29 March 2002, the members filed a request with the FERC for a declaratory judgement that their proposals satisfy the characteristics and functions of FERC Order 2000; a ruling is expected by August 2002.

Relicensing of hydro-electric projects

PacifiCorp's hydro-electric portfolio consists of 53 plants with a total capacity of approximately 1,100 MW. Of the installed capacity, 97% is regulated by the FERC through 20 individual licences. These projects account for about 14% of PacifiCorp's total generating capacity and provide operational benefits such as peaking capacity, generation, spinning reserves and voltage control. Nearly all of PacifiCorp's hydro-electric projects are in some stage of relicensing under the FPA. The relicensing process is a public regulatory process that involves controversial resource issues. In the new licences, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. In addition, under the FPA and other laws, the state and federal agencies and Native American Tribal Councils have mandatory conditioning authorities that give them significant influence and control in the relicensing process. It is difficult to determine the economic impact of these mandates but capital expenditure and operating costs are expected to increase in future periods, while power losses may result due to environmental and fish concerns. As a result of these issues, PacifiCorp has analysed the costs and benefits of relicensing the Condit dam and has agreed to remove it, subject to FERC approval.

Recovery of deferred net power costs

PacifiCorp is actively pursuing recovery of net power costs greater than the power costs used in setting retail rates. At 31 March 2002, net power costs held in deferred accounts under US GAAP totalled $392 million (including carrying charges) of which filings for recovery had been made to the relevant state commissions for $308 million plus carrying charges.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |19

Commodity price risk mitigation

PacifiCorp continues to take further steps to manage commodity price volatility and to reduce its exposure, including adding generating capacity and entering into transactions which further hedge demand shape and reduce resource and price risk on hot summer days. "Hydro-electric", physical and temperature-related hedges are in place to limit commodity volume and price risks and PacifiCorp is working with regulators and other stakeholders on an Integrated Resource Plan intended to identify the least cost and lowest risk approach to securing power over the next 20 to 25 years.

Demand side management

PacifiCorp continues to offer its Energy Exchange programmes in Utah, Oregon, Wyoming, Washington and Idaho. These programmes are optional, supplemental services that allow participating customers an opportunity to reduce electricity usage in exchange for a payment at times and at prices determined by PacifiCorp. The programmes are designed to help all customers of one MW and greater to address high-price and volatile wholesale market circumstances when they occur. Voluntary curtailment programmes for irrigation customers in Utah, Oregon, Washington and Idaho operated for relevant parts of the 2001 calendar year. On 30 September 2001, PacifiCorp also completed its Customer Challenge Program under which residential customers in all six states it serves could secure a 20% credit on monthly bills in June, July, August and September of 2001 by reducing their monthly kWh usage from the corresponding month one year ago by 20%. In Utah, Oregon, Wyoming, Washington and Idaho, PacifiCorp residential customers achieving a 10% reduction compared with the equivalent month in the previous year qualified for a 10% credit to their monthly bills. Evaluation reports were filed with the state commissions in December 2001.

BPA Exchange

The 1980 Pacific Northwest Electric Power Planning and Conservation Act provided for, among other things, the Residential Exchange Program to give the residential and small farm customers of Northwest investor-owned utilities a share of the benefits associated with the federal Columbia River Power System. The Residential Exchange Program expired on 30 September 2001. Replacement agreements executed on 30 October 2000 and 23 May 2001 between PacifiCorp and the BPA and effective from 1 October 2001 are expected to provide PacifiCorp's residential and irrigation customers in Oregon, Washington and Idaho with annual benefits equalling $115 million in year one and $119 million a year for years two to five. These benefits pass through to customers and do not affect PacifiCorp's earnings.

A summary of the outcomes and the most significant further regulatory and legislative developments in the states concerned is set out below.

Utah

On 12 January 2001, PacifiCorp filed a request with the Utah Public Service Commission ("UPSC") for an increase in electricity prices for its customers in Utah. Concurrently, PacifiCorp filed a separate emergency petition for interim relief in respect of power cost variances associated with the outage caused by the failure of a 430 MW generation unit at PacifiCorp's Hunter power plant in Utah. An interim increase was granted in February 2001 and, on 1 May 2002, the UPSC issued an order approving an agreement regarding the recovery of deferred net power costs in Utah. The order allows for the consolidation of a number of individual issues into an overall programme under which PacifiCorp will recover a total of $147 million of deferred power costs and commit not to file a general rate case that would take effect prior to 1 January 2004, except in certain exceptional circumstances.

PacifiCorp's previously approved application for deferred accounting treatment of unrecovered investment associated with the closed Trail Mountain coal mine was amended, on 10 July 2001, from $27 million to $46 million, to include estimated mine closure costs. On 4 April 2002, the UPSC approved deferral of its share of the $46 million, which is to be amortised over five years from 1 April 2002.

Oregon

New rates, which took effect on 1 July 2001 through an annual adjustment as part of the alternative form of regulation ("AFOR") process previously authorised in Oregon, increased annual revenues by approximately $7.6 million and will run until PacifiCorp recovers all earnings allowed under the AFOR, estimated to be by June 2002. On 7 September 2001, the Oregon Public Utility Commission ("OPUC") granted a rate increase of $64.4 million, effective from 10 September 2001, reflecting the increased costs of operations. Senate Bill 1149, which was enacted in 1999, provides direct access for industrial and large commercial customers of both PacifiCorp and Portland General Electric Company and offers to residential and small commercial customers a portfolio of rate options that includes new renewable energy resources and market-based pricing. Enactment of subsequent legislation in 2001 delayed implementation of SB 1149 to 1 March 2002 and required PacifiCorp and Portland General Electric Company to provide all customers with a cost-of-service rate option for an indefinite period. Beginning 1 July 2003, the OPUC may waive the cost-of-service rate option for classes of customers if it finds that retail markets are functioning properly. PacifiCorp is now recovering the approximately $18 million additional costs arising from SB 1149 implementation over a five year period.

The final order in the rate case that concluded in September 2001 required PacifiCorp to file the results of a new hourly net cost model. The new model was filed on 31 December 2001 as part of a power cost rate case requesting a $34.3 million annual rate increase and a permanent power cost adjustment mechanism. All parties filed a stipulation on 29 March 2002 providing for a variety of permanent and temporary rate increases and decreases resulting from changes in net power costs, the sale of PacifiCorp's Hermiston service territory and Trail Mountain mine closure costs. These changes total an overall first-year increase of $14.2 million. A final order in the power cost rate case is expected to be issued by June 2002.

Deferred accounting filings encompassing power costs that varied from the levels in Oregon rates are the subject of continuing hearings, although partial recovery of the deferred costs is continuing under a 3% ($23 million a year) rate increase effective

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |20

Business Review - Description of Legislative and Regulatory Background continued

from 21 February 2001 and now extended to June 2002. In December 2001, PacifiCorp reached an agreement with OPUC staff under which the recovery of $130 million of deferred net power costs would be allowed. Final orders arising from the various deferred power cost hearings are expected in May and June 2002.

Wyoming

In April 2001, the Wyoming Public Service Commission ("WPSC") approved deferred accounting treatment of the State's share of the unrecovered investment associated with the Trail Mountain coal mine closure. On 9 July 2001, PacifiCorp received an order from the WPSC approving the all-party stipulation settling all issues in the December 2000 rate case. The order resulted in increased annual revenues of $8.9 million, effective from 1 August 2001. A $121 million general rate case, including the excess net power costs for which recovery was being sought in earlier proceedings now withdrawn without prejudice, will be filed on 7 May 2002.

Washington

On 9 August 2000, PacifiCorp received an order from the Washington Utilities & Transportation Commission which authorised PacifiCorp to increase rates by 3% on 1 September 2000, 3% on 1 January 2002 and 1% on 1 January 2003.

PacifiCorp filed on 5 April 2002 for approval to begin deferred accounting for excess power costs. Deferred account amounts in Washington are estimated at up to $12 million. Under the proposal, PacifiCorp would track costs beginning 1 June 2002 for one year or until a power cost adjustment mechanism is implemented in the state. If the deferred accounting proposal is approved, PacifiCorp plans to propose a recovery mechanism before October 2002.

Idaho

On 7 January 2002, PacifiCorp filed a request with the Idaho Public Utilities Commission ("IPUC") to recover $38 million of deferred excess power costs through a temporary 24-month surcharge and to implement a new credit to pass through the benefits from the two BPA settlement agreements. On 10 April 2002 parties reached agreement on a $25 million stipulation on power costs which will, if subsequently approved by the IPUC, be recovered through a two-year surcharge on Utah Power customer bills in Idaho and the elimination of merger credit obligations.

California

An order for PacifiCorp's 16 March 2001 request for immediate interim rate relief has been routed for review by the assigned administrative law judge ("ALJ") and should be voted upon by the California Public Utilities Commission in the near future. This request, if granted in terms of the proposed order, would provide approximately $4.9 million in annual rate relief and would be subject to refund pending the outcome of a general rate case.

On 21 December 2001, the company filed a general rate case requesting a $16 million, or 29.4%, annual general rate increase, which incorporates the interim rate relief request. Both the California staff and PacifiCorp have filed motions regarding the litigation of the case, however at this time no decision has been made by the assigned ALJ to move forward with a review.

Regulation of the electricity and gas industries in the UK

The UK electricity and gas industries are regulated under the provisions of the Electricity Act, the Gas Acts and the Utilities Act. The Electricity and Gas Acts provided for the privatisation and restructuring of the industries in the late 1980s and the 1990s, including the introduction of price regulation for electricity transmission and distribution and gas transportation; and of competition in electricity generation, gas storage and the supply of both gas and electricity. The Acts established the licensing of industry participants and created regulatory bodies for each of the electricity and gas industries. In 2000, the Utilities Act enabled the electricity and gas regulators to be merged as the Gas and Electricity Markets Authority ("the Authority"), established new independent consumer councils and provided powers for Government Ministers to give statutory guidance on social and environmental issues and to set energy efficiency targets and renewables obligations.

The Utilities Act transferred the functions of the previous electricity and gas industry regulators to the Authority and provided for the appointment of a Chairman and other members of the Authority by the Secretary of State for Trade and Industry ("Secretary of State"). The Chairman of the Authority holds office for renewable periods of five years and is the Managing Director of the Office of Gas and Electricity Markets ("Ofgem") which provides administrative support to the Authority. Under the Utilities Act, the principal objective of the Secretary of State and the Authority is to protect the interest of customers, wherever appropriate by promoting effective competition. In carrying out those functions, they are required to have regard to the need to secure that all reasonable demands for electricity and gas are met; the need to ensure that licence holders are able to finance their functions; the interests of individuals who are disabled or chronically sick, of pensionable age, with low incomes or residing in rural areas. The Authority exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations under the Fair Trading Act 1973 and to anticompetitive conduct under the Competition Act 1980 and the Competition Act 1998. The Authority also manages UK compliance with the European Community Liberalisation Directive, which is concerned to introduce competition in generation and supply and non-discriminatory access to gas transportation and electricity transmission and distribution across the EU.

The licensing regime

The Authority is responsible for granting new licences or licence extensions for each of the following separate activities:

Electricity generation - the production of electricity at power stations, hydro-electric plants, windfarms and some industrial plants. Through its wholly-owned subsidiary, Scottish Power Generation Limited, the group is licensed to operate some 5,300 MW of UK generating capacity, see Table 7 (page
29) and, by contracting in the wholesale market, has access to capacity operated by other licensed generators.

Electricity transmission - the bulk transfer of electricity across a high voltage network of overhead lines, underground cables and

         ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |21

associated equipment typically operating at or above 132 kV. Through its wholly-owned subsidiary, SP Transmission Limited, the group owns and is licensed to operate the transmission system in central and southern Scotland. ScottishPower's transmission system is connected to that of Scottish & Southern Energy in the north of Scotland and is linked to the National Grid in England & Wales and to the Northern Ireland transmission system by interconnectors which enable the export and import of electricity within the UK. The Authority is currently conducting a review of transmission arrangements (BETTA) which envisages a Great Britain-wide wholesale market for electricity and revised arrangements in respect of the interconnector between England and Scotland. It is anticipated that new arrangements will require primary legislation and development work is underway aimed at implementation in 2004.

Electricity distribution - the transfer of electricity from the high voltage transmission system and its delivery to customers, across a network of overhead lines and underground cables operating at voltages ranging from 33 kV to 0.23 kV. The Utilities Act required separate licensing of the 14 regional distribution businesses introduced under electricity privatisation. Each Public Electricity Distributor ("PED") licensee is required, among other duties, to develop and maintain an efficient, coordinated and economical system of electricity distribution and to offer terms for connection to, and use of, its distribution system on a non-discriminatory basis, in order to ensure competition in the supply and generation of electricity. Through its wholly-owned subsidiaries, SP Distribution Limited and SP Manweb plc, the group is licensed to distribute electricity within its two distribution services areas for all suppliers whose customers are within the areas. Charges for distribution are made to the various suppliers as appropriate. The Authority has granted a derogation, which will lapse only in certain limited circumstances, allowing the distribution businesses in the ScottishPower and Manweb PED distribution services areas to be managed and operated jointly.

Gas transportation and storage - the onshore transportation system, most of which is owned and operated by Transco, the transportation arm of Lattice plc, and the rest by other gas transporters, conveys gas from the beach terminals to consumers and is interconnected with the gas transportation systems of continental Europe, Northern Ireland and the Republic of Ireland. Storage capacities are largely used to balance supply and demand over time. Major facilities are used to balance seasonal variations in demand while diurnal storage capacities provide flexibility in meeting changing gas demand on a daily basis. Competition in storage has been introduced progressively since 1998 through the auction of major storage capacity owned by Transco and the provision of new capacity by independent operators, including ScottishPower. Through its wholly-owned subsidiary, SP Gas Limited, the group is licensed as a gas transporter.

Gas shipping - gas shippers contract with gas transporters to have gas transported between the beach terminal and the point of supply. Gas shippers can also access storage facilities. The group is licensed as a gas shipper.

Supply of gas and electricity - the bulk purchase of gas and electricity by suppliers and its sale to customers, with the associated customer service activities, including customer registration, meter reading, sales and marketing, billing and revenue collection. Large industrial and commercial customers have been able to choose their energy suppliers for a number of years and the residential market was opened to competition progressively, commencing in April 1996, with residual controls on residential electricity prices ending in March 2002. Any electricity supplier wishing to supply electricity to domestic customers must obtain authorisation from the Authority and be subject to additional domestic supply obligations in its licence, including having its codes of practice (statements of intent about how the supplier will interact with customers) approved by the Authority. Broadly comparable arrangements allow British Gas Trading to supply mains gas to any connected customer in competition with licensed gas suppliers. Customers may continue to take supplies from the pre-privatisation monopoly supplier for the area or may choose an alternative licensed supplier. Once customers have changed a gas or electricity supplier, they are able to change supplier again subject to the contractual terms offered by licensed suppliers and approved by the Authority. Through its wholly-owned subsidiary, ScottishPower Energy Retail Limited, the group is licensed as a gas supplier and an electricity supplier.

Modification of licences - The Authority is responsible for monitoring compliance with the conditions of licences and, where necessary, enforcing them through procedures laid down in the Electricity and Gas Acts. Under these Acts, as amended by the Utilities Act, licences consist of standard licence conditions, which apply to all classes of licences, and special conditions particular to that licence. The Authority may modify standard licence conditions collectively through making proposals to all relevant licence holders. If some licence holders object, the modification may be carried out only if the number of objectors is below a specified minority. The Authority may modify a special licence condition with the agreement of the licence holder after due notice, public consultation, and consideration of any representations or objections. In the absence of agreement for a special licence condition or if objections are above the specified minority threshold for a standard licence condition, the only means by which the Authority can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate (having regard to the matters in relation to which duties are imposed on the Secretary of State and the Authority) and report on whether matters specified in the reference in pursuance of a licence operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public interest effect of these factors could be remedied or prevented by modification of the conditions of the licence. If the Competition Commission so concludes, the Authority must then make such modifications to the licence as appear to it requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |22

Business Review - Description of Legislative and Regulatory Background continued

objections. The Secretary of State has the power to veto any modification.

Modifications to licence conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or a reference under the Competition Act. ScottishPower's acquisition of Manweb in 1995 and of Southern Water in 1996 and its merger with PacifiCorp in 1999 all involved ScottishPower giving undertakings to the Secretary of State to agree to modifications to the licences under which the group operates in the UK (and to Southern Water Services' Water Appointment). Broadly, these modifications were designed to ring-fence various UK regulated businesses, to require that the group had sufficient management and financial resources to fulfil its UK obligations and to ensure that UK regulators would continue to have access to the information needed to carry out their duties.

Term and revocation of licences - Licences under the Electricity Act, as modified by the Utilities Act, may be terminated by not less than 25 years' notice given by the Secretary of State and may be revoked in certain circumstances specified in the licence. These include the insolvency of the licensee, the licensee's failure to comply with an enforcement order made by the Authority and the licensee's failure to carry on the activities authorised by the licence.

Price controls

The primary objective of the regulation of the UK gas and electricity industry is the promotion of competition, while ensuring that demand can be met and companies are able to finance their regulated activities. However, it is recognised that the development of competitive markets is not appropriate in some areas: the transmission and distribution of electricity and the operation of the gas transportation system. In these areas, regulatory controls are deemed necessary to protect customers in monopoly markets (by determining inflation-limited price caps) and to encourage efficiency. The group's UK wires businesses are subject to price controls (or revenue controls in the case of the transmission business) which restrict the average amount, or total amount, charged for a bundle of services. The price caps are expressed in terms of an "RPI - X" constraint on charges, where "RPI" represents the annual percentage change in the UK's retail price index, and X may be any number determined by the Authority. The X factor is used to reflect expected efficiency gains and investment requirements. For example, where RPI is running at 3% and X is 2%, a company would be able to increase the average charge for a bundle of services by 1% per annum. The Authority from time to time reviews the price cap formulae. Through participation in, and the submission of evidence to, these price control reviews and, where necessary, through the Competition Commission modification process described above, companies have the opportunity to comment on and seek to influence the final outcome of any price control review.

Transmission price control - The revised transmission price control for ScottishPower, which took effect for the five years from 1 April 2000, is subject to the BETTA review, which envisages a Great Britain-wide wholesale market for electricity and revised arrangements in respect of the interconnector between Scotland and England. This is likely to involve the inclusion of the present interconnector circuits into the relevant price controlled transmission asset bases and the application of harmonised transmission access principles across Great Britain. It is anticipated that new arrangements will require primary legislation and development work is underway aimed at implementation in 2004.

Distribution price control - The maximum distribution revenue is calculated from a formula that is based on customer numbers as well as units distributed. Distribution price controls for the ScottishPower and Manweb areas, which took effect for the five years from 1 April 2000, have been subject to a review by the Authority aimed at ensuring that revenues and outputs of the business are more closely matched and meet customers' expectations. This has involved an examination of the appropriate information and incentives and has led to a refinement of the price controls to place less emphasis on periodic reviews and more emphasis on continuous performance. Following completion of the review, in April 2002, companies' future revenues can be adjusted by up to 2% to reflect better or worse than target performance.

Environmental regulation

Throughout its operations, ScottishPower aims to meet, or better, relevant legislative and regulatory environmental requirements and codes of practice. ScottishPower will publish its 2002 Environmental Sustainability Report in July 2002. Copies will be available on request from the Company Secretary.

US environmental regulation

Federal, state and local authorities regulate many of PacifiCorp's activities pursuant to laws designed to protect, restore and enhance the quality of the environment. These laws have increased the cost of providing electricity service. PacifiCorp is unable to predict what material impact, if any, changes in environmental laws and regulations may have on the group's consolidated financial position, results of operations, cash flows, liquidity and capital expenditure requirements.

Air quality

PacifiCorp's fossil-fuel electricity generating plants are subject to air quality regulation under federal, state and local requirements. Emission controls and trading, low sulphur coal, plant operating practices and continuous emissions monitoring are all used to enable coal-burning plants to comply with emission limits, opacity, visibility and other air quality requirements. The United States Environmental Protection Agency ("EPA") has implemented regulations addressing regional haze. Carbon dioxide ("CO\\2\\") emissions are the subject of growing worldwide discussion and action in the context of global warming but such emissions are not currently regulated. The Clear Skies Initiative proposes indicative reductions in relative CO\\2\\ levels and reductions in sulphur dioxide ("SO\\2\\"), oxides of nitrogen ("NO\\X\\") and mercury emissions, which will be taken into account in the forward development of the PacifiCorp emissions-scrubbing programme. In 1999, the EPA commenced enforcement actions under the New Source Review ("NSR") against some eastern and mid-western utilities. Fact finding with respect to NSR is proceeding against western utilities, including PacifiCorp. NSR cases could potentially require retro-fitting of SO\\2\\ and NO\\X\\ control equipment on some

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |23

PacifiCorp coal-fired plants. PacifiCorp is co-operating with the EPA and is actively considering the implications of the Clear Skies Initiative.

Electric and Magnetic Fields ("EMFs")

A number of studies continue to examine the possibility of adverse health effects from EMFs, without conclusive results. Certain states and cities have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Other than in California, none of the state agencies with jurisdiction over PacifiCorp's operations has adopted formal rules or programmes with respect to magnetic fields or magnetic field considerations in the siting of electricity facilities. The CPUC has issued an interim order requiring power providers to implement no-cost or low-cost mitigation steps in the design of new facilities. It is uncertain whether PacifiCorp's operations may be adversely affected in other ways as a result of EMF concerns.

Endangered species

Presence of threatened and endangered species ("T&E species") or protection of their habitat can make it difficult and more costly to perform some of the core activities of PacifiCorp. These include the siting, construction, maintenance and operation of new and existing transmission and distribution facilities and generating plants. In addition, T&E species issues and compliance with the Endangered Species Act ("ESA") impact the relicensing of existing hydro-electric generating projects, resulting in costly mitigation. Mitigation costs generally raise the price PacifiCorp must pay to purchase wholesale power from hydro-electric facilities owned by others and increases the costs of operating PacifiCorp's own hydro-electric resources. Compliance with the ESA could also result in further restrictions on land uses, including timber harvesting, and adversely affect electricity sales to PacifiCorp's customers in the wood products industry.

Environmental clean-ups

Under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, entities that accidentally or intentionally disposed of, or arranged for the disposal of, hazardous substances may be liable for clean-up of the contaminated property. In addition, the current or former owners or operators of affected sites also may be liable. PacifiCorp has been identified as a potentially responsible party in connection with a number of clean-up sites because of current or past ownership or operation of the property or because PacifiCorp sent hazardous waste or other hazardous substances to the property in the past. PacifiCorp has completed several clean-up actions and is actively participating in investigations and remedial actions at other sites. The costs associated with those actions are not expected to be material to the group's consolidated financial position, results of operations, cash flows, liquidity or capital expenditure requirements.

Mining

All of PacifiCorp's mining operations are subject to reclamation and closure requirements. Compliance with these requirements could result in higher expenditures for both capital improvements and operating costs.

Water quality

The Federal Clean Water Act and individual state clean water regulations require a permit for the discharge of wastewater, including storm water run off from the power plants and coal storage areas, into surface waters. Also, permits may be required in some cases for discharges into ground waters. PacifiCorp believes that it currently has all required permits and management systems in place to assure compliance with permit requirements, except that additional permits are required in connection with the relicensing of hydro-electric facilities (see page 18).

UK environmental regulation

The group's UK businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe ("UNECE"). The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments or that the group's costs and results of operation are less favourable than anticipated.

Electricity generation, transmission, distribution and supply

The Electricity Act obligates the Secretary of State to take into account the effect of electricity generation, transmission and supply activities upon the physical environment in approving applications for the construction of generating facilities and the location of overhead power lines. The Electricity Act requires the group to take into account the conservation of natural features of beauty and other items of particular interest and, in terms of the Environmental Impact Assessment Regulations, to carry out an environmental assessment when it intends to construct significant overhead transmission systems or power stations of greater capacity than 50 MW. The group also prepares formal statements on the "Preservation of Amenity and Fisheries" in line with the requirements of the Electricity Act.

The Utilities Act provided for environmental guidance to be given by the Secretary of State to the energy regulator, Ofgem, and for regulations to be drawn up which require licensed electricity suppliers to secure a certain percentage of their supplies from renewable energy sources, compliance being demonstrated by tradable 'Renewable Obligation Certificates'. The current objective is that 10% of UK energy should come from renewable sources by 2010 and it is anticipated that, in the forthcoming government review of energy policy, this obligation could rise to 20% of supplies in the UK by 2020. ScottishPower continues to develop its windfarm business and expects to meet the company target of 10% generation from renewables by 2010. The Utilities Act also provided for energy efficiency targets to be set for licensed suppliers to be implemented by an "Energy Efficiency Commitment" and the emphasis on energy saving in the recent Cabinet Office report suggests that this may be further reinforced in the Energy White Paper scheduled for late 2002.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |24

Business Review - Description of Legislative and Regulatory Background continued

The Environmental Protection Act of 1990 ("EPA 1990") requires that potentially polluting activities such as the operation of combustion processes (which includes power plant) obtain prior authorisation. The Act also provides for the licensing of waste management and imposes certain obligations and duties on companies which produce, handle and dispose of waste. Waste generated as a result of the group's electricity activities is managed to ensure compliance with legislation and waste minimisation is undertaken where possible.

Possible adverse health effects of EMFs from various sources, including transmission and distribution lines, have been the subject of a number of studies and increasing public discussion. The UK Childhood Cancer Study - the world's largest study ever of its kind - found no evidence that EMFs do cause cancer. Evidence from other research, such as laboratory studies, also argues against any link but, because of the conclusions of other smaller studies from around the world, scientists cannot totally dismiss the possibility of a small risk to the very few children who receive the highest exposure to magnetic fields. However, the March 2001 National Radiological Protection Board review concluded that the epidemiological evidence does not support the conclusion that exposure to magnetic fields causes leukaemia.

Generation activities

The principal emissions from fossil-fuelled electricity generation are SO\\2\\, NO\\x\\, CO\\2\\ and particulate matter, such as dust, with the main waste being ash, namely pulverised fuel ash and furnace bottom ash. The primary focus of current environmental legislation is to reduce emissions of S\\O2\\, NO\\X\\ and particulates, the first two of which contribute to acid rain. A number of other power station emissions and discharges are subject to environmental regulation.

The EU has, under the terms of the Kyoto Protocol, signed up to the United Nations Framework Convention on Climate Change, under which Member States are committed to reducing "greenhouse gases" by 8% below 1990 emission levels between the years 2008 and 2012. The UK Government has announced its goal of a 20% reduction in CO\\2\\ emissions by 2010, largely driven by its "Climate Change Programme" which sets in place a range of policy instruments aimed at delivery of the 20% reduction target. These include targets for renewable energy, targets for combined heat and power, a Climate Change Levy charged on industrial and commercial energy usage and residential energy efficiency measures. Obligations put in place under the Utilities Act play an important part in the Programme.

EPA 1990 is the primary UK statute governing the environmental regulation of power stations. In April 1991, it introduced a system of Integrated Pollution Control ("IPC") for large-scale industrial processes, including power stations, now enforced with respect to emissions to the atmosphere in England & Wales by the Environment Agency ("EA") and in Scotland by the Scottish Environment Protection Agency ("SEPA"). Each of ScottishPower's power stations is required to have its own IPC authorisation, issued by the EA or SEPA, regulating emissions of certain pollutants, seeking to minimise pollution of the environment and containing an improvement programme. Each IPC authorisation required that a power station uses the Best Available Techniques Not Entailing Excessive Cost ("BATNEEC") to prevent the emissions described above or, to the extent this is not practicable, to minimise and render harmless any such emissions. ScottishPower's IPC authorisations do not have an expiry date, but the EA or SEPA is required to review the conditions contained within them at least once every four years and may impose new conditions to prevent or reduce emissions of pollutants, subject to the application of BATNEEC.

The EU has agreed a Directive on Integrated Pollution Prevention and Control, which introduces a system of licensing for industrial processes such as power stations. This Directive is being implemented via the Pollution Prevention and Control Regulations ("PPC Regulations") which is bringing modifications to the IPC regime into effect, on a staged basis. The EU Directive will eventually require that all emission and pollution control measures are placed onto a "Best Available Techniques" basis to control impact on the environment.

The EU has adopted a framework directive on ambient air quality assessment and management, which is being implemented in the UK by means of the National Air Quality Strategy published in 1997 and reviewed in 2000. Under the auspices of UNECE, protocols regarding reductions in the emissions of SO\\2\\ and NO\\x\\ have been agreed. These are currently implemented in the EU by means of the LCPD. The EU has agreed a "Ceilings Directive" which will implement the SO\\2\\ and NO\\x\\ targets agreed in the UNECE Gothenburg Protocol. The LCPD has been reviewed and will bring into place a new control framework. The government intends to consult on UK implementation during the summer of 2002. Controls on emissions from existing and new plants will be introduced via the new provisions, the Air Framework Directive and, in the future, the PPC Regulations. The group has identified options that, given the appropriate commercial conditions, would enable it to continue to meet the environmental improvements required by potential future limits arising from this review, without materially constraining operational and commercial flexibility. In particular, gas-reburn technology, as used at Longannet, offers greater potential to reduce emissions than other technology in use elsewhere in the UK.

Contaminated sites

While the nature of developments in environmental regulation and control cannot be predicted, the group anticipates that the direction of future changes will be towards tightening controls. In view of the age and history of many sites owned by the group, the group may incur liability in respect of sites which are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liability and clean-up costs may make disposal of potentially contaminated sites more difficult. The Contaminated Land Regulations, which implement provisions of the Environment Act 1995 ("EA 1995"), require local authorities to identify sites where significant harm is being caused and to take appropriate steps. In order for harm to be demonstrated, it must be shown that a source of pollution, a receptor and a

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |25

pathway are present. Harm may be eliminated by clean-up or by breaking the source to receptor pathway. Clean-up is only required to "fit for subsequent use" standards, so that environmental compliance is consistent with the intended use of the site.

Other proposals which may impose strict liability for environmental damage are also under consideration by the EU and a draft directive may be brought forward. ScottishPower is not currently aware of any liability which it may have under EA1995 or proposed EU directives which will have a materially adverse impact on its operations.

Employment regulation

Equal opportunity

US businesses

Both PacifiCorp and PPM have equal employment and harassment policies which reflect their belief that they can best achieve their objectives by effectively utilising the skills and abilities of a diverse workforce. The US has extensive anti-discrimination legislation enacted at federal, state and local levels which prohibits discrimination in employment for a variety of reasons including age, race, colour, sex, religion, creed, sexual orientation, national origin, physical or mental disability. As part of its equal employment opportunity policy, PacifiCorp has implemented and maintains a programme of "affirmative action" in order to effectively employ minorities and women in the workforce and to encourage workforce diversity. This programme also covers Vietnam veterans and disabled persons/veterans. The programme also provides an effective means of complying with the periodic compliance reviews conducted by the United States Department of Labor. PacifiCorp has long recognised its responsibility to assist community action services. An integral part of the company's Affirmative Action Program is participation in organisations which are active in workforce and economic development within communities served by PacifiCorp.

UK businesses

It is ScottishPower's policy to promote equality of opportunity in recruitment, employment continuity, training and career development. To support the Policy Statement on Equal Opportunities, specific policies have been introduced on people with disabilities, on sex and race discrimination, and on harassment. In addition, a number of family friendly policies have been introduced including a caring break, enhanced maternity leave, paternity leave and leave for adoption or fertility treatment. ScottishPower is a Gold Card Member of the Employers' Forum on Disability and also a member of the Employers' Forum on Age, and the Equal Opportunities Commission Equality Exchange. The company is also in the process of gaining accreditation for Tommy's Pregnancy Programme and the Two Tick Disability Symbol. As part of the ongoing development and implementation of its equal opportunities strategy, the group has designed and implemented an Equality Framework, which is used to audit and undertake action plans on an annual basis. Actions arising from these plans are discussed in the Company Equality Forum.

Health and safety

Corporate Responsibility

ScottishPower constantly strives to work to the highest levels of occupational safety across its international business and to continuously improve health and safety performance. The policy framework developed to drive this process in the UK has been reviewed in relation to US operations, leading to largely harmonised arrangements which recognise the different regulatory and cultural environments in which the group operates. A US safety policy has recently been issued by PacifiCorp's Executive Safety Committee. This is aligned to ScottishPower's policy but a number of features are designed for compliance with US law.

The group's approach to health and safety governance mirrors the highly commended structures and processes adopted for the direction and control of environmental issues. The governance system being developed in the US will be designed to limit risk under US law but will follow the UK model where this is feasible. It is anticipated that a corporate governance audit of the UK programmes will take place in the financial year 2002/03.

In the UK, most business units have now applied the Quality Safety Audit ("QSA") technique to their operations. This audit system measures the quality of safety management on a scale from 1 to 5, with 5 being the best. All UK business units have the target of achieving level 5.

The applicability of this technique in the US is being reviewed and, if appropriate, it will be introduced there. Formal audit programmes with close similarities to QSA have been in place for some years in PacifiCorp's generation and mining businesses.

Further details of the group's approach to and performance in respect of health and safety matters are contained in the Health & Safety Report for 2001/02 which will be available on the ScottishPower and PacifiCorp websites from August 2002.

Compliance arrangements

In the US, companies can be fined and prosecuted under federal and state Occupational Safety and Health Act programmes and by Public Utility Commissions and the Department of Transportation with significant civil fines and possible criminal penalties related to serious health and safety accidents. Fines are the most typical form of punishment for significant non-intentional violations of regulations and laws. Prosecutions related to health and safety matters are much more common in the US than the UK. Most prosecutions are performed under the normal criminal justice system, rather than health and safety laws. These usually involve serious neglect, near the level of gross negligence or knowing failure to comply with rules.

In the US, it is mandatory for the mining regulatory authority, MSHA, to inspect businesses and underground mines at least four times a year and surface mines at least twice a year. Citations are issued by the agency if any of the extensive regulations are violated, with fines issued for all violations which, in the inspector's opinion, are of a more serious nature. Businesses are subsequently required to correct all violations.

In the UK, there has recently been a

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |26

Business Review - Description of Legislative and Regulatory Background continued

renewed focus on health and safety with the publication of the landmark "Revitalising Health and Safety" strategy. It also seems more likely that directors and boards of companies can be prosecuted under so called 'Corporate Killing' legislation. In addition, the Health and Safety Executive appears more interested in taking action under provisions of the existing Health and Safety Law (S37) for offences which have been committed with the 'consent, connivance or attributable to neglect' of officers.

Litigation

ScottishPower is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the group, to which ScottishPower or any of its subsidiaries is a party, or any such proceedings known to be contemplated by any governmental authority.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |27

Summary of Key Operating Statistics

Table 1 - Summary of PacifiCorp generating facilities
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Nameplate   Plant net
                                                                                                 Installation    rating  capability
                                                                      Location     Energy source        dates      (MW)        (MW)
------------------------------------------------------------------------------------------------------------------------------------
Hydro-electric plants

Swift                                                               Cougar, WA       Lewis River        1958      240.0       263.6
Merwin                                                               Ariel, WA       Lewis River   1932-1958      135.0       144.0
Yale                                                                 Amboy, WA       Lewis River        1953      134.0       134.0
Five North Umpqua Plants                                     Toketee Falls, OR   N. Umpqua River   1949-1956      133.5       137.5
John C. Boyle                                                         Keno, OR     Klamath River        1958       80.0        84.0
Copco Nos. 1 and 2 Plants                                        Hornbrook, CA     Klamath River   1918-1925       47.0        54.5
Clearwater Nos. 1 and 2 Plants                               Toketee Falls, OR  Clearwater River        1953       41.0        41.0
Grace                                                                Grace, ID        Bear River   1914-1923       33.0        33.0
Prospect No. 2                                                    Prospect, OR       Rogue River        1928       32.0        36.0
Cutler                                                         Collingston, UT        Bear River        1927       30.0        29.1
Oneida                                                             Preston, ID        Bear River   1915-1920       30.0        28.0
Iron Gate                                                        Hornbrook, CA     Klamath River        1962       18.0        20.0
Soda                                                          Soda Springs, ID        Bear River        1924       14.0        14.0
Fish Creek                                                   Toketee Falls, OR        Fish Creek        1952       11.0        12.0
33 minor hydro-electric plants                                         Various           Various   1896-1990       89.3*       89.1*
----------------------------------------------------------  ------------------  ----------------   ---------   --------    --------
Subtotal (53 hydro-electric plants)                                                                             1,067.8     1,119.3
==========================================================  ==================  ================   =========   ========    ========
Thermal electric plants
Jim Bridger                                                   Rock Springs, WY        Coal-Fired   1974-1979    1,541.1*    1,413.4*
Huntington                                                      Huntington, UT        Coal-Fired   1974-1977      996.0       895.0
Dave Johnston                                                     Glenrock, WY        Coal-Fired   1959-1972      816.8       762.0
Naughton                                                          Kemmerer, WY        Coal-Fired   1963-1971      707.2       700.0
Hunter 1 and 2                                                 Castle Dale, UT        Coal-Fired   1978-1980      727.9*      662.5*
Hunter 3                                                       Castle Dale, UT        Coal-Fired        1983      495.6       460.0
Cholla Unit 4                                                  Joseph City, AZ        Coal-Fired        1981      414.0*      380.0*
Wyodak                                                            Gillette, WY        Coal-Fired        1978      289.7*      268.0*
Carbon                                                         Castle Gate, UT        Coal-Fired   1954-1957      188.6       175.0
Craig 1 and 2                                                        Craig, CO        Coal-Fired   1979-1980      172.1*      165.0*
Colstrip 3 and 4                                                  Colstrip, MT        Coal-Fired   1984-1986      155.6*      144.0*
Hayden 1 and 2                                                      Hayden, CO        Coal-Fired   1965-1976       81.3*       78.0*
Blundell                                                           Milford, UT        Geothermal        1984       26.1        23.0
Gadsby                                                      Salt Lake City, UT         Gas-Fired   1951-1955      251.6       235.0
Little Mountain                                                      Ogden, UT         Gas-Fired        1971       16.0        14.0
Hermiston                                                        Hermiston, OR         Gas-Fired        1996      237.0*      236.0*
James River                                                          Camas, WA      Black Liquor        1996       52.2        52.0
----------------------------------------------------------  ------------------  ----------------   ---------   --------    --------
Subtotal (17 thermal electric plants)                                                                           7,168.8     6,662.9
==========================================================  ==================  ================   =========   ========    ========
Other plants
Foote Creek                                                      Arlington, WY     Wind Turbines        1998       32.6*       32.6*
----------------------------------------------------------  ------------------  ----------------   ---------   --------    --------
Subtotal (1 other plant)                                                                                           32.6        32.6
==========================================================  ==================  ================   =========   ========    ========
Total hydro, thermal and other generating facilities (71)                                                       8,269.2     7,814.8
==========================================================  ==================  ================   =========   ========    ========

Notes:
* Jointly owned plants; amount shown represents PacifiCorp's share only.

Hydro-electric project locations are stated by locality and river watershed.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |28

Summary of Key Operating Statistics continued

Table 2 - PacifiCorp recoverable coal reserves as at 31 March 2002
--------------------------------------------------------------------------------
                                                       Recoverable tons
Location                                  Plant served    (in millions)    Notes
--------------------------------------------------------------------------------
Craig, Colorado                                  Craig               50      (1)
Emery County, Utah               Huntington and Hunter               68      (2)
Rock Springs, Wyoming                      Jim Bridger              100      (3)
======================================================        =========  =======

Notes:

1 These coal reserves are leased and mined by Trapper Mining, Inc., a Delaware non-stock corporation operated on a cooperative basis, in which PacifiCorp has an ownership interest of 21.4%.

2 These coal reserves are mined by PacifiCorp subsidiaries.

3 These coal reserves are leased and mined by Bridger Coal Company, a joint venture between Pacific Minerals, Inc., a subsidiary of PacifiCorp, and a subsidiary of Idaho Power Company. Pacific Minerals, Inc. has a two-thirds interest in the joint venture.

Coal reserve estimates are subject to adjustment as a result of the development of additional data, new mining technology and changes in regulation and economic factors affecting the use of such reserves.


Table 3 - PacifiCorp Electricity GWh energy sales by customer class
--------------------------------------------------------------------------------
Electricity sales, by class of customer, for the years ended 31 March 2002, 2001 and 2000 were as follows:

                                                                       2002       %       2001       %      2000        %
-------------------------------------------------------------------------------------------------------------------------
Gigawatt hours sold
   - Residential                                                     13,395      19     13,455      18    13,028       16
   - Commercial                                                      13,810      19     13,634      18    12,827       16
   - Industrial                                                      19,611      27     20,659      27    20,488       25
   - Government, Municipal and Other                                    711       1        705       1       663        1
------------------------------------------------------------------ --------    ----   --------   -----  --------    -----
   - Total Retail Sales                                              47,527      66     48,453      64    47,006       58
   - Wholesale Sales and Market Trading                              24,438      34     27,502      36    34,327       42
------------------------------------------------------------------ --------    ----   --------   -----  --------    -----
Total GWh Sold                                                       71,965     100     75,955     100    81,333      100
================================================================== ========    ====   ========   =====  ========    =====

Table 4 - PacifiCorp transmission and distribution systems key information
2001/02

------------------------------------------------------------------------------------------------
                                              Pacific Power        Utah Power              Total
------------------------------------------------------------------------------------------------
Franchise area                              76,173 sq miles   58,977 sq miles   135,150 sq miles
System maximum demand                              3,808 MW          4,091 MW           7,899 MW
Transmission network (miles)
   - Underground                                          -                 -                  -
   - Overhead                                         6,827             8,087             14,914
Distribution network (miles)
   - Underground                                      4,863             7,653             12,516
   - Overhead                                        25,876            17,896             43,772
==========================================  =============== =================  =================


Table 5 - Total electricity units distributed in Pacific Power service area
(GWh)

Year                        Residential        %    Commercial         %    Industrial        %    Other       %      Total
----------------------------------------------------------------------------------------------------------------------------
1997/98                           7,885       31         6,770        26        10,689       42      139       1     25,483
1998/99                           7,994       32         6,908        27        10,166       40      128       1     25,196
1999/00                           7,612       31         6,766        27        10,167       42      122       -     24,667
2000/01                           7,768       31         7,041        28        10,164       40      130       1     25,103
2001/02                           7,537       31         6,932        29         9,743       40      129       -     24,341
=======================================    =====        ======    ======       =======   ======     ====    ====   ========

Table 6 - Total electricity units distributed in Utah Power service area (GWh)

---------------------------------------------------------------------------------------------------------------------------
Year                        Residential        %    Commercial         %    Industrial        %    Other       %      Total
---------------------------------------------------------------------------------------------------------------------------
1997/98                           4,940       24         5,306        25        10,082       48      556       3     20,884
1998/99                           4,998       24         5,392        26        10,056       48      517       2     20,963
1999/00                           5,416       24         6,061        27        10,321       46      541       3     22,339
2000/01                           5,687       24         6,593        28        10,495       45      575       3     23,350
2001/02                           5,858       25         6,878        30         9,868       43      582       2     23,186
---------------------------------------    -----        ------    ------       -------   ------     ----    ----   --------

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |29

Table 7 - Sources of ScottishPower owned generating capacity and output in the UK and the Republic of Ireland as at 31 March 2002

--------------------------------------------------------------------------------------------------------------------------------
                                                                         Number of                                       Maximum
                                                            generating sets and/or              Net output              capacity
                                                                installed capacity                capacity             available
                                                Notes                           MW                      MW                    MW
--------------------------------------------------------------------------------------------------------------------------------
Coal
Longannet                                                                  4 x 600                   2,304
Cockenzie                                                                  4 x 300                   1,152
                                                    1                                                3,456                 2,880
Gas Turbine
Rye House                                                                  1 x 715                     715                   715
Brighton                                            2                      1 x 414                     400                   200
Knapton                                                                     1 x 42                      42                    42
Pumped Storage
Cruachan                                                                   4 x 100                     400                   400
Conventional Hydro
Galloway Scheme                                                                109                     106                   106
Lanark Scheme                                                                   17                      17                    17
Windfarms
Beinn an Tuirc                                                           46 x 0.66                      30                    30
Barnesmore                                                                25 x 0.6                      15                    15
Hagshaw Hill                                                              26 x 0.6                      16                    16
P & L Windfarm                                      3                    103 x 0.3                      31                    15
Rigged Hill                                                               10 x 0.5                       5                     5
Corkey                                                                    10 x 0.5                       5                     5
Elliots Hill                                                              10 x 0.5                       5                     5
Coal Clough                                         4                     24 x 0.4                      10                     4
Carland Cross                                       4                     15 x 0.4                       6                     3
Dun Law                                                                  26 x 0.66                      17                    17
Hare Hill                                                                20 x 0.66                      13                    13
CHP                                                                             43                      43                    43
-----------------------------------------------------        ---------------------      ------------------      ----------------
Total                                                                                                5,332                 4,531
=====================================================        =====================      ==================      ================

Notes:

1 Scottish & Southern Energy is entitled to a supply of electricity from part of the capacity of ScottishPower's coal-fired generating stations at Longannet and Cockenzie.

2 Brighton power station is owned by South Coast Power Limited, with Scottish Power Generation Limited and American Electric Power (the US parent company of SEEBOARD) each having a 50% ownership interest.

3 The P & L Windfarm is owned by CeltPower Limited, with Scottish Power Generation Limited and Tomen Power (Europe) BV each having a 50% ownership interest.

4 The windfarms at Coal Clough and Carland Cross are owned by a joint venture between Scottish Power Generation Limited, Western Power Distribution and Renewable Energy Systems, with Scottish Power Generation Limited having a 45% ownership interest.

Table 8 - UK transmission and distribution systems key information 2001/02

--------------------------------------------------------------------------------------------------------------------------------
                                                                     ScottishPower                  Manweb                 Total
--------------------------------------------------------------------------------------------------------------------------------
Franchise area                                                        22,950 km/2/            12,200 km/2/          35,150 km/2/
System maximum demand                                                     4,200 MW                3,089 MW              7,289 MW
Transmission network (km)
   - Underground                                                               249                       -                   249
   - Overhead                                                                3,915                       -                 3,915
Distribution network (km)
   - Underground                                                            41,137                  24,204                65,341
   - Overhead                                                               24,460                  21,668                46,128
==================================================================================      ==================      ================

Table 9 - Total electricity units distributed in the ScottishPower service area
(GWh)

--------------------------------------------------------------------------------------------------------------------------------
Year                                                                   Residential           %    Business         %       Total
--------------------------------------------------------------------------------------------------------------------------------
1997/98                                                                      8,048           37     13,664        63      21,712
1998/99                                                                      8,345           37     14,023        63      22,368
1999/00                                                                      8,385           38     13,996        62      22,381
2000/01                                                                      8,505           38     14,189        62      22,694
2001/02                                                                      8,698           39     13,864        61      22,562
==========================================================================  ======          ===    =======       ===     =======

Table 10 - Total electricity units distributed in the Manweb service area (GWh)

--------------------------------------------------------------------------------------------------------------------------------
Year                                                                   Residential           %    Business         %       Total
--------------------------------------------------------------------------------------------------------------------------------
1997/98                                                                      4,916           26     13,606        74      18,522
1998/99                                                                      5,037           29     12,287        71      17,324
1999/00                                                                      5,204           30     11,977        70      17,181
2000/01                                                                      5,460           32     11,826        68      17,286
2001/02                                                                      5,387           32     11,540        68      16,927
==========================================================================  ======          ===    =======       ===     =======

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |30

Financial Review

[PHOTO]

All figures below are before the impact of goodwill amortisation and exceptional items unless otherwise stated.

Overview of the year to March 2002

Group turnover for the year to 31 March 2002 decreased by (Pounds)35 million to (Pounds)6,314 million. Continuing operations' turnover increased by (Pounds)113 million to (Pounds)5,523 million, with the US Division contributing revenues of (Pounds)3,154 million, a rise of (Pounds)31 million on the prior year due to an increase in unregulated revenues in PacifiCorp Power Marketing, Inc. ("PPM"), rate increases in PacifiCorp and foreign exchange benefits, offset by significant reductions in wholesale market prices. Turnover in the UK Division rose by (Pounds)58 million to (Pounds)2,121 million due to higher gas retail and wholesale revenues and increased output from new generating plant, partially offset by lower electricity retail sales due to lower volumes and prices. Power Systems' turnover was (Pounds)248 million, an increase of (Pounds)24 million on last year due to higher regulatory sales volumes and prices. Turnover for discontinued operations fell by (Pounds)148 million to (Pounds)791 million due to our exit from UK Appliance Retailing, which resulted in lower group revenues year-on-year of (Pounds)185 million, offset in part by year-on-year revenue growth by Southern Water of (Pounds)7 million and by Thus of (Pounds)30 million.

Cost of sales of (Pounds)4,411 million were (Pounds)3 million higher than 2000/01. Continuing operations' cost of sales increased by (Pounds)83 million to (Pounds)3,920 million mainly due to gas purchase costs in the UK Division for Rye House power station, which was acquired in March 2001. US Division cost of sales were broadly in line with the prior year as lower purchase volumes and prices in the regulated business were offset by the growth in PPM and foreign exchange movements. Cost of sales for discontinued operations fell by (Pounds)80 million mainly due to our exit from UK Appliance Retailing early in the year. Transmission and distribution costs were (Pounds)9 million lower at (Pounds)513 million, reflecting lower net operating costs in Power Systems. Administrative expenses increased by (Pounds)27 million in the year. Within continuing operations, increased depreciation charges in both the UK and US and foreign exchange movements were partly offset by lower discontinued operations' costs, due to our exit from UK Appliance Retailing. Depreciation for the year for continuing operations increased by (Pounds)46 million to (Pounds)409 million, reflecting recent investment in new generation in the US and the acquisition of Rye House in the UK. Depreciation for the year for discontinued operations increased from (Pounds)118 million to (Pounds)146 million.

Group operating profit for the year to 31 March 2002 reduced by (Pounds)26 million to (Pounds)944 million, with operating profit from continuing operations falling by (Pounds)15 million to (Pounds)801 million. The challenging conditions experienced in the UK energy market and the price premium currently being borne under the Nuclear Energy Agreement ("NEA") resulted in a fall of (Pounds)44 million in the UK Division's profit. However, this was substantially offset by the benefits derived from the operating cost saving programme within Power Systems, where operating profit increased by (Pounds)14 million in the year, and by the recovery in PacifiCorp's operating profit in the US. The US Division reported year-on-year profit improvement of (Pounds)16 million after incurring some $300 million of additional excess net power costs earlier this year as a result of the unprecedented fall in wholesale price levels in the western US market. Operating profit for our discontinued operations decreased by (Pounds)11 million to (Pounds)144 million, as a result of a (Pounds)5 million fall in Southern Water's profit to (Pounds)216 million and an increase in Thus' losses of (Pounds)6 million to (Pounds)64 million for the period to 19 March 2002, the date of the demerger.

Exceptional items of (Pounds)1,326 million (before interest and tax) have been recognised in the year to 31 March 2002. These exceptional items relate to the disposal of Southern Water and UK reorganisation costs recognised in the fourth quarter and a charge of (Pounds)120 million associated with our disposal of and withdrawal from UK Appliance Retailing which was recognised in the first quarter results. An exceptional charge of (Pounds)121 million was incurred last year in respect of the costs of implementing the PacifiCorp Transition Plan.

The net interest charge for the year to 31 March 2002, excluding exceptional interest, increased by (Pounds)46 million to (Pounds)379 million as a result of the higher debt levels in the UK and US, partly offset by lower interest rates in the UK. The exceptional interest charge of (Pounds)31 million principally relates to costs associated with restructuring the debt portfolio, as a consequence of the sale of Southern Water.

Profit before tax for the full year fell by (Pounds)61 million to (Pounds)567 million. Including the impact of goodwill amortisation and exceptional items the loss before tax was (Pounds)939 million compared to a profit before tax of (Pounds)380 million in the prior year. The tax charge for the year was (Pounds)122 million before taking account of tax relief of (Pounds)39 million relating to exceptional charges. The corresponding amounts for 2000/01 were (Pounds)141 million and (Pounds)46 million, respectively. The effective rate of tax on profits before goodwill amortisation and exceptional items was 21.5% (2000/01 22.5%).

Net debt increased in the year by (Pounds)923 million to (Pounds)6,208 million at 31 March 2002. Cash inflows from operating activities of (Pounds)1,248 million funded capital expenditure of (Pounds)1,245 million in the year. Interest, tax and dividend payments of (Pounds)960 million and the (Pounds)70 million redemption of preferred stock by PacifiCorp were partly offset by net receipts of (Pounds)103 million from business disposals, and other inflows. Gearing (net debt/shareholders' funds) increased to 131% from 90% at 31 March 2001. Due to the timing of the

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |31

Table 11 - Key Group Financial Information
---------------------------------------------------------------------
                                                 2001/02      2000/01
---------------------------------------------------------------------
Operating profit ((Pounds)m)*                      944.1        970.2
Profit before tax ((Pounds)m)*                     567.1        628.0
Earning per share (pence)*                         26.12        27.86
Dividends per share (pence)**                      27.34        26.04
=============================================  =========    =========
*  Before goodwill amortisation and exceptional items.
** Cash dividends, excluding `dividend in specie' on demerger of Thus.

completion of the Southern Water disposal, the year-end net debt position does not reflect the (Pounds)2.05 billion gross proceeds, including debt assumed by the purchaser, as a result of the sale. The cash consideration, which was received during April 2002, has been used to reduce group net debt and results in pro forma gearing at 31 March 2002 of 89%.

Group earnings per share were 26.12 pence compared with 27.86 pence last year, due to lower UK divisional profit and higher interest charges. Earnings per share including the impact of goodwill amortisation and exceptional items resulted in a loss per share of 53.71 pence compared to earnings per share of
16.80 pence last year. Earnings per share increased by 45% to 22.59 pence for the second half compared to the corresponding period last year.

Dividends for the year included a `dividend in specie' of (Pounds)437 million arising on the demerger of Thus. The full year cash dividend was up 5% on last year at 27.34 pence per share, consistent with our stated aim of 5% annual increase in dividends to March 2003.

Key group financial information is shown in Table 11.

Business Reviews

US Division

Turnover in the US Division was (Pounds)3,154 million, an increase of (Pounds)31 million on last year. Excluding the effect of foreign exchange, residential and commercial revenues increased by (Pounds)35 million or 6% and (Pounds)26 million or 5% respectively, mainly as a result of price increases and customer growth partly offset by lower volumes due to weather and the impact of demand side management programmes. Industrial revenues were down by (Pounds)18 million as a result of a 5% decrease in volumes due to lower irrigation usage and the impact of US economic conditions. A 22% decrease in average short-term firm and spot market wholesale prices ($107/MWh to $83/MWh) and lower long-term volumes have significantly impacted wholesale revenues in the year. Partially offsetting this was an increase in short-term firm and spot volumes, leaving turnover from wholesale activities down by (Pounds)275 million or 19% on last year. Other revenue growth mainly came from our non-regulated PPM business where revenues were up by (Pounds)156 million to (Pounds)173 million and from favourable foreign exchange movements of (Pounds)91 million.

For the year, the US Division's operating profit increased by (Pounds)16 million to (Pounds)367 million despite the impact of additional excess power costs of $300 million incurred in the first six months. Increases in regulatory rates charged to customers and other revenues of (Pounds)72 million and continued Transition Plan savings of (Pounds)24 million, were offset by higher depreciation on regulated assets of (Pounds)25 million, costs of strategic and risk initiatives of (Pounds)45 million and other movements of (Pounds)10 million including higher net power costs and foreign exchange movements. Operating profits for the second half of the year have seen a strong recovery and were (Pounds)326 million higher than for the first six months. This was as a result of lower power purchase costs, regulatory rate increases and continued progress with the Transition Plan, offset in part by planned additional costs on strategic projects, risk mitigation and depreciation arising from new investment activities.

The key financial information is shown in Table 12.

UK Division

Turnover for the UK Division grew by (Pounds)58 million to (Pounds)2,121 million for the year. Turnover was (Pounds)106 million higher due to sales from Rye House power station. As a result of the decrease in wholesale market prices, agency turnover fell by (Pounds)7 million despite volume growth from 3,874 GWh to 4,656 GWh and export sales in England and Wales reduced by (Pounds)16 million, with volumes 22 GWh lower at 4,539 GWh. Sales from exports via the Northern Ireland Interconnector of 356 GWh improved turnover by (Pounds)8 million in the year. Turnover also increased due to higher wholesale gas sales. Supply turnover was down on last year by (Pounds)60 million with higher retail gas sales of (Pounds)48 million and increased turnover from out-of-area customer gains of (Pounds)54 million, offset by loss of market share and lower prices in our home areas which reduced turnover by (Pounds)162 million. Overall customer numbers have been maintained at 3.5 million, and domestic retention rates are broadly in line with the industry average of 67% (source, Ofgem January 2002).

Operating profit in the UK Division fell by (Pounds)44 million to (Pounds)79 million, primarily due to the impact of falling wholesale market prices and the burden of the NEA. As a result of these market pressures, generation margins were (Pounds)63 million lower than last year. Partially offsetting this was an improvement in electricity and gas retail margins of (Pounds)29 million after the increased cost of acquiring new customers. The results for the year also include the New Electricity Trading Arrangements ("NETA") system error of (Pounds)10 million reported in the first quarter.

The key financial information is shown in Table 13.

Table 12 - US Division
-------------------------------------------------------------------------
                                                   2001/02       2000/01
-------------------------------------------------------------------------
External turnover ((Pounds)m)                       3,153.8       3,122.3
Operating profit ((Pounds)m)*                         366.9         351.3
===============================================  ==========   ===========
* Before goodwill amortisation and exceptional item.

Table 13 - UK Division
-------------------------------------------------------------------------
                                                   2001/02       2000/01
-------------------------------------------------------------------------
External turnover ((Pounds)m)                       2,121.4       2,063.8
Operating profit ((Pounds)m)*                          78.7         122.7
===============================================  ==========   ===========
* Before goodwill amortisation and exceptional item.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |32

Financial Review continued

Table 14 - Infrastructure Division
-------------------------------------------------------------------------
                                                    2001/02      2000/01
-------------------------------------------------------------------------
External turnover ((Pounds)m)
   - Power Systems - continuing operations            247.6        223.7
   - Southern Water - discontinued operations         429.9        422.4
-----------------------------------------------  ----------    ---------
Total                                                 677.5        646.1
===============================================  ==========    =========
Operating profit ((Pounds)m)
   - Power Systems - continuing operations            354.9        341.3
   - Southern Water - discontinued operations         216.3        221.6
-----------------------------------------------  ----------    ---------
Total                                                 571.2        562.9
===============================================  ==========    =========

Infrastructure Division

Power Systems

Power Systems' turnover increased from (Pounds)224 million last year to (Pounds)248 million, an increase of (Pounds)24 million. Power Systems' sales are still mainly internal to our supply business but, as customer retention in our home markets has declined due to competition, Power Systems external sales have increased as distribution and transmission use of system charges are recovered from third party suppliers.

Power Systems' operating profit improved by (Pounds)14 million to (Pounds)355 million, as it continued to deliver financial upsides from its restructuring programme, with operating cost reductions of (Pounds)39 million achieved during the year. These savings have offset the impact of regulatory price reductions experienced in the first half of the year and a gain on business disposals reported within last year's results of (Pounds)18 million. Power Systems remains on target to deliver (Pounds)75 million of cash cost savings by March 2003 and identified a further (Pounds)33 million of operating cost reductions by March 2004.

Southern Water

Turnover from Southern Water increased by (Pounds)7 million to (Pounds)430 million. This was primarily due to allowed regulatory price increases and customer growth from 11,000 new connections, partly offset by the move to measured supply and also from surface water rebates.

Southern Water's operating profit of (Pounds)216 million fell by (Pounds)5 million as a result of new capital obligation costs and increased depreciation charges, offset in part by (Pounds)11 million of cost savings. Southern Water's results are now reported as part of discontinued operations.

The key financial information is shown in Table 14.

Other Discontinued Activities

Table 15 - Thus and UK Appliance Retailing

-------------------------------------------------------------------------
                                                    2001/02       2000/01
-------------------------------------------------------------------------
External turnover ((Pounds)m)
   - Thus                                             229.1         199.4
   - UK Appliance Retailing                           132.3         317.7
===============================================  ==========   ===========
Operating loss ((Pounds)m)*
   - Thus                                             (63.7)        (58.0)
   - UK Appliance Retailing                            (9.0)         (8.7)
===============================================  ==========   ===========
* Before goodwill amortisation.


UK Appliance Retailing

The decision to withdraw from the loss-making UK Appliance Retailing business was announced in June 2001. The disposal of part of the business to Powerhouse Retail finalised in October 2001 and the closure of the remaining operations is now complete. An exceptional charge of (Pounds)120 million was recognised in the first quarter following this decision. UK Appliance Retailing's turnover of (Pounds)132 million and operating loss of (Pounds)9 million for the year are disclosed within discontinued operations.

Thus

The demerger of Thus was successfully completed on 19 March 2002. The financial results of the group include the results of Thus up to this date, which are included within discontinued operations.

Turnover for Thus to 19 March 2002 was (Pounds)30 million higher than last year at (Pounds)229 million mainly due to increased data and telecoms revenues. Thus incurred an operating loss of (Pounds)64 million, an increase of (Pounds)6 million on last year. Despite overcapacity and falling demand depressing the wholesale telecoms sector in general, Thus continued to deliver strong growth in Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") which improved from negative (Pounds)21 million for the prior financial year to positive (Pounds)2 million for the period up to demerger.

The key financial information is shown in Table 15.

Interest, Tax, Earnings and Dividends

Interest

The net interest charge for the year, excluding exceptional interest, was (Pounds)379 million an increase of (Pounds)46 million on 2000/01, primarily due to higher levels of debt in both the UK and US. The net proceeds from the sale of Southern Water were received in April 2002. The UK interest charge rose by (Pounds)30 million to (Pounds)214 million and represented an average interest rate for the year of 6.7% compared with 7.4% in 2000/01. The exceptional UK interest charge of (Pounds)31 million principally relates to the restructuring of the group debt portfolio as a consequence of the sale of Southern Water. The interest charge for the US increased by (Pounds)32 million to (Pounds)172 million, with average interest rates falling to 6.5% compared to 6.6% in the prior year. Also included within interest is a (Pounds)7 million benefit due to foreign exchange hedging. Interest cover for the year was 2.5 times compared with 3.0 times for 2000/01.

Tax

The taxation charge for the year was (Pounds)122 million, (Pounds)19 million lower than 2000/01. This amount excludes an exceptional tax credit of (Pounds)39 million on the exceptional charges arising during the year as a result of the disposal of and withdrawal from our UK Appliance Retailing business and restructuring of the debt portfolio following the decision to sell Southern Water. The group's effective tax rate before goodwill amortisation and exceptional items was 21.5% compared to 22.5% in the

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |33

Table 16 - Interest and Tax
------------------------------------------------------------------------------
                                                           2001/02     2000/01
------------------------------------------------------------------------------
Interest charge ((Pounds)m)*                                 379.4       332.9
Tax charge ((Pounds)m)*                                      122.0       141.1
Effective group tax rate**                                    21.5%       22.5%
=======================================================  =========    ========
* Before exceptional items.
** Before goodwill amortisation and exceptional items.

previous year. The rate benefited by the release of provisions made in prior years following agreement with the tax authorities on the treatment of specific items. Although corporate tax rates in the US are higher than those in the UK, the financial structure of the group results in a reduction in the amount of overseas tax payable. Including goodwill amortisation and exceptional items resulted in a tax charge of (Pounds)83 million on a loss before tax of (Pounds)939 million compared to a tax charge of (Pounds)95 million on profits before tax of (Pounds)380 million in the previous year.

Key interest and tax information is shown in Table 16.

Earnings and Dividends

Excluding the impact of exceptional items and goodwill amortisation, profit after tax decreased by (Pounds)42 million to (Pounds)445 million primarily as a result of lower UK Division operating profit and increased interest charges. With a weighted average 1,838 million shares in issue during the year, earnings per share were 26.12 pence compared to 27.86 pence in the previous year. The loss after tax for the year, including the effect of goodwill amortisation and exceptional items, amounted to (Pounds)1,022 million compared to a profit of (Pounds)285 million for the prior year. The fall in profit is mainly due to higher exceptional charges in the current year associated with the sale of Southern Water of which (Pounds)738 million was the write back of goodwill. In last year's results, there was a pre-tax exceptional charge of (Pounds)121 million for the cost of implementing the US Transition Plan.

The total cash dividends per share for the year of 27.34 pence were 5% higher than the 2000/01 dividends of 26.04 pence. This increase is consistent with our stated aim of growing dividends by 5% per annum, for each of the three financial years to March 2003. Dividends for the year also included a `dividend in specie' of (Pounds)437 million arising on the demerger of Thus on 19 March 2002. Group dividend cover, excluding exceptional items and goodwill amortisation, fell to
1.0 times from 1.1 times in the previous year.

Capital Expenditure, Cash Flow and Net Debt

Capital Expenditure

Net capital expenditure totalled (Pounds)1,229 million in the year, an increase of (Pounds)135 million on 2000/01, primarily as a result of significant investment in new generation assets within our US Division.

US Division

Capital expenditure within the US Division increased by (Pounds)267 million to (Pounds)576 million. Of this amount, (Pounds)233 million was on new generation of which (Pounds)31 million was spent on PacifiCorp's regulated Gadsby Peakers plant. PPM spent (Pounds)101 million on 47% of the Klamath Falls power station, a 484 MW natural gas-fired plant which was commissioned in July 2001, and (Pounds)61 million on a 200 MW gas turbine plant at West Valley City, Utah. PPM also spent (Pounds)20 million acquiring a 40% interest in a gas storage and hub services business in Alberta, Canada. Total capital spend for the non-regulated PPM business was (Pounds)205 million. The regulated PacifiCorp business capital spend of (Pounds)371 million consisted of new systems growth and maintenance of (Pounds)285 million, (Pounds)31 million on new generation mentioned above and (Pounds)55 million on other capital projects including information technology.

UK Division

In the UK Division, capital expenditure reduced by (Pounds)56 million to (Pounds)104 million as a result of significant spend in the prior year on CHP generation plants and the Daldowie wastewater project. This year, the main areas of expenditure included (Pounds)38 million on plant refurbishment, including the first phase of refurbishment of a hydro and pumped storage plant, and (Pounds)15 million increasing the renewable generation capacity, including a 30 MW windfarm at Beinn an Tuirc. In Supply, capital expenditure of (Pounds)24 million was primarily on improving business processes and new systems and represented a year-on-year reduction of (Pounds)13 million.

Infrastructure Division

Net capital expenditure for the Infrastructure Division amounted to (Pounds)459 million, in line with the previous year. In the continuing Power Systems business, expenditure increased by (Pounds)41 million to (Pounds)192 million, which included spend of (Pounds)168 million rebuilding, refurbishing and connecting new customers to the network to meet demand for new electricity supply and support new business opportunities. The remaining amount included spend on IT systems and on compliance with Ofgem requirements. Capital expenditure in the discontinued Southern Water business totalled (Pounds)267 million, a fall of (Pounds)41 million on 2000/01. This included (Pounds)151 million spent on sewage treatment and disposal, and (Pounds)62 million on water resources, treatment and distribution.

Thus

During the year, Thus incurred capital expenditure of (Pounds)78 million to the date of demerger, a reduction of (Pounds)81 million compared to the previous year. Expenditure was targeted on metropolitan network build and customer connections.

Cash Flow and Net Debt

Net cash flow from operating activities decreased from (Pounds)1,412 million to (Pounds)1,248 million, due to lower cash inflows in the US Division resulting from additional excess power costs in the first six months of the financial year. This was partly offset by lower tax payments and, after net interest payments and minority dividends, resulted in free cash flow for the group of (Pounds)786 million compared to (Pounds)888 million for the previous year. This funded payments on capital expenditure of (Pounds)1,245 million, an increase of (Pounds)101 million on the prior year mainly due to investment in new generation assets in the US. Cash inflows from disposals of (Pounds)150 million primarily relate to the sale of the non-core synthetic fuels operations in the US and the collection of a note receivable relating to PacifiCorp's mining and resource development business, NERCO, which was sold in 1993. Dividends paid to shareholders amounted to (Pounds)497 million, up from (Pounds)471 million last year, reflecting the 5% increase in dividends per share. Net debt at 31 March 2002 was (Pounds)6,208 million, an increase of (Pounds)923 million on the previous year and gearing (net debt/shareholders' funds) increased to

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |34

Financial Review continued

Table 17 - Capital Expenditure, Cash Flow and Net Debt

--------------------------------------------------------------------------------
                                                             2001/02     2000/01
--------------------------------------------------------------------------------
Net capital expenditure ((Pounds)m)                          1,229.4     1,094.8
Free cash flow ((Pounds)m)                                     785.9       887.6
Net debt ((Pounds)m)                                         6,208.4     5,285.1
=========================================================  =========    ========

Table 18 - Key Group Financial Information
--------------------------------------------------------------------------------
                                                             2000/01     1999/00
--------------------------------------------------------------------------------
Operating profit ((Pounds)m)*                                  970.2       961.4
Profit before tax ((Pounds)m)*                                 628.0       735.6
Earnings per share (pence)*                                    27.86       37.97
Dividends per share (pence)                                    26.04       24.80
================================================================================
* Before goodwill amortisation and exceptional items.

131% from 90% at 31 March 2001. Due to the timing of the completion of the Southern Water disposal, the year-end net debt position does not reflect the (Pounds)2.05 billion gross proceeds, including debt assumed by the purchaser, as a result of the sale. The cash consideration, which was received during April 2002, has been used to reduce group net debt and results in pro forma gearing at 31 March 2002 of 89%.

Key capital expenditure, cash flow and net debt information is shown in Table
17.

Overview of the year to March 2001

For the year to 31 March 2001, group turnover grew significantly by (Pounds)2,234 million (54%) to (Pounds)6,349 million. The US Division contributed revenues of (Pounds)3,122 million, an increase of (Pounds)2,411 million on the four month period post acquisition in 1999/00. Increased prices and higher demand in the US resulted in revenues from retail customers growing by 6% year-on-year and, although US wholesale volumes fell by 20%, sales revenues more than doubled as a result of the significant increase in power prices. Turnover in the UK Division fell by (Pounds)124 million to (Pounds)2,064 million, as the impact of competition in the electricity supply market resulted in lower volumes and prices within the ScottishPower and Manweb areas. This was offset in part by electricity sales growth outside our home areas, significant year-on-year increases in gas sales and net volume gains within the generation wholesale market. Infrastructure Division turnover decreased by (Pounds)37 million to (Pounds)646 million as the impact of the regulatory price review on Southern Water, which is reported in the Accounts as a discontinued operation, contributed to a (Pounds)51 million fall in revenues. This was offset in part by external growth in Power Systems as the impact of competition in our home markets led to a shift from internal to external sales.

Cost of sales increased by 82% to (Pounds)4,407 million, reflecting the inclusion of a full year's trading from the US Division compared to four months during 1999/00. Costs also increased as a result of higher US power purchase costs following the Hunter outage, a decrease in hydro availability and growth in the retail load. Transmission and distribution costs were higher by (Pounds)171 million year-on-year, including the impact of a full year's US costs of (Pounds)158 million. Administrative expenses increased by (Pounds)83 million in the year, including US costs of (Pounds)48 million, and an increase in UK costs by (Pounds)35 million, mainly as a result of the growth of Thus.

Despite the impact of the Hunter outage in the US and the regulatory reviews in the UK, operating profit for the year increased by (Pounds)9 million to (Pounds)970 million. The US Division contributed profits of (Pounds)351 million compared to (Pounds)152 million for the four month post acquisition period to 31 March 2000. In the UK Division the impact of competition on wholesale prices and the application of Ofgem's revised cost allocations on supply margins resulted in decreased operating profit of (Pounds)123 million compared to (Pounds)156 million in the previous financial year. Operating profit for the Infrastructure Division fell by (Pounds)93 million as a result of the impact of the regulatory price reviews and costs arising from new capital projects commissioned at the discontinued Southern Water business, offset in part by a programme of cost saving intiatives introduced in both Power Systems and Southern Water.

Key group financial information is shown in Table 18.

Business Reviews

US Division

Turnover for the US Division was (Pounds)3,122 million, an increase of (Pounds)2,411 million on the four month period post acquisition in 1999/00. When comparing revenue on a like-for-like basis, for a full twelve month period for 1999/00, turnover increased by (Pounds)845 million in 2000/01 due to the impact of high power prices on wholesale revenues and increased retail volumes. In the wholesale market, revenues increased by (Pounds)718 million (102%) as a result of substantial increases in short-term firm and spot market sales prices, offset in part by lower wholesale volumes. The decrease in volumes was attributable to the sale of the Centralia plant and mine, lower hydro availability, the outage of the Hunter unit and the increase in retail load requirements. All of these factors impacted the amount of power available to sell on the short-term and spot market. Revenue grew by (Pounds)90 million within the retail markets reflecting customer number and volume growth within the residential and commercial sectors, and increased prices throughout the residential and industrial sectors. Other revenues increased by (Pounds)37 million primarily as a result of growth in wheeling sales from increased usage of PacifiCorp's transmission system by third parties.

Table 19 - US Division
------------------------------------------------------------------------------
                                                             2000/01   1999/00
------------------------------------------------------------------------------
External turnover ((Pounds)m)                                3,122.3     711.7
Operating profit ((Pounds)m)*                                  351.3     151.7
========================================================   =========  ========
* Before goodwill amortisation and exceptional item.

Figures for 1999/00 represent the external turnover and operating profit for the four months from date of acquisition to 31 March 2000.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |35

Table 20 - UK Division
--------------------------------------------------------------------------------
                                                              2000/01    1999/00
--------------------------------------------------------------------------------
External turnover ((Pounds)m)                                 2,063.8    2,187.9
Operating profit ((Pounds)m)*                                   122.7      156.3
==========================================================  =========  =========
* Before goodwill amortisation and exceptional items.

The US Division reported operating profit of (Pounds)351 million, which included the impact of the Hunter outage. Strong economic growth and abnormal temperatures led to an increase in retail demand throughout the western US. This, coupled with lower than normal hydro generation, resulted in demand exceeding supply and exposed the division to high power prices. Purchased power costs increased year-on-year by over (Pounds)1 billion (159%), however these were largely offset by increased wholesale revenues.

The key financial information is shown in Table 19.

UK Division

Turnover for the UK Division was (Pounds)2,064 million, a fall of (Pounds)124 million on the previous year, as a result of lower revenues in the residential electricity markets, offset in part by higher generation sales. Total generation revenues increased by (Pounds)71 million in the year to (Pounds)356 million, with a higher proportion of sales being made to third parties due to the impact of competition. Gas and other revenues rose by (Pounds)51 million, the acquisition of Rye House power station in March 2001 contributed additional revenues of (Pounds)8 million and higher volumes resulted in agency sales growth of (Pounds)53 million. This was partly offset by lower export sales in England & Wales, which fell by (Pounds)41 million, with volumes 1,705 GWh lower at 4,561 GWh. Electricity supply sales within our home areas of Scotland and Manweb reduced year-on-year by (Pounds)153 million and (Pounds)84 million respectively, due to lower volumes and the effect of competition hitting customer retention levels and forcing prices downward. Outside the home areas, electricity sales increased by (Pounds)25 million to (Pounds)209 million, reflecting customer gains and volume growth in our domestic and small business markets. Strong growth was also experienced in gas and other energy sales which increased by (Pounds)17 million to (Pounds)239 million. The business now supplies 3.5 million electricity and gas customers in the UK.

The UK Division contributed operating profit of (Pounds)123 million for the year, down (Pounds)34 million compared with the prior year. Generation profits fell during the year by (Pounds)12 million due to the continuing effects of wholesale prices reduced by competition. The new 400 MW combined-cycle gas turbine plant at Brighton became operational during the year and produced a contribution to joint venture operating profits of (Pounds)8 million in the year. Supply profits decreased during the year by (Pounds)22 million, primarily as a result of the application of Ofgem's revised cost allocations in the year. Electricity margins in our home areas improved as the business continued to focus on value and benefits from lower generation and use of system costs. In addition, the contribution from new electricity customers outside our home areas and from gas customers increased by (Pounds)12 million. These margin increases were partly offset by increased costs of capturing and serving our customer base and increased system depreciation charges.

The key financial information is shown in Table 20.

Infrastructure Division

Power Systems

Power Systems sales are up by (Pounds)14 million to (Pounds)224 million. In the past, sales have been mainly internal to our Supply business, but as a result of competition in home markets, Power Systems' external sales continue to increase as distribution and transmission use of system charges were recovered from other electricity suppliers. Partly offsetting this is a fall in non regulated income, including a business disposal during the year.

Power Systems' operating profit fell by (Pounds)27 million to (Pounds)341 million for the year. The reduction was attributable to the application of Ofgem's revised cost allocations, which reduced prices allowed under the distribution and transmission regulatory review, the impact of which was partly offset by savings in controllable costs and an (Pounds)18 million gain on the sale of the contracting business.

Southern Water

Southern Water's contribution to group turnover decreased by (Pounds)51 million to (Pounds)422 million following the OFWAT review, with measured sales reducing by (Pounds)14 million and unmeasured sales (Pounds)34 million lower than the previous year. New customer connections during the year were just over 13,000 and 21,000 customers opted to switch to metered supply.

Southern Water contributed (Pounds)222 million to operating profits, (Pounds)66 million lower than the prior year, with reduced revenues following the OFWAT review and new costs arising from recently commissioned capital schemes offset in part by cost saving initiatives. Southern Water's results are now reported as part of discontinued operations.

The key financial information is shown in Table 21.

Other Discontinued Activities

UK Appliance Retailing

The UK Appliance Retailing business turnover was (Pounds)318 million in the year, (Pounds)12 million lower than in 1999/00. The operating loss was (Pounds)9 million compared to the previous year's profit

Table 21 - Infrastructure Division
--------------------------------------------------------------------------------
                                                               2000/01   1999/00
--------------------------------------------------------------------------------
External turnover ((Pounds)m)
   - Power Systems - continuing operations                       223.7     210.2
   - Southern Water - discontinued operations                    422.4     473.2
------------------------------------------------------------  --------   -------
Total                                                            646.1     683.4
============================================================  ========   =======
Operating profit ((Pounds)m)*
   - Power Systems - continuing operations                       341.3     368.4
   - Southern Water - discontinued operations                    221.6     287.4
------------------------------------------------------------  --------   -------
Total                                                            562.9     655.8
============================================================  ========   =======
* Before exceptional items.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |36

Financial Review continued


Table 22 - Thus and UK Appliance Retailing
--------------------------------------------------------------------------------
                                                            2000/01     1999/00
--------------------------------------------------------------------------------
External turnover ((Pounds)m)
   - Thus*                                                    199.4       177.1
   - UK Appliance Retailing                                   317.7       329.2
=======================================================   ==========    ========
Operating (loss)/profit ((Pounds)m)**
   - Thus                                                     (58.0)       (9.5)
   - UK Appliance Retailing                                    (8.7)        7.1
=======================================================   ==========    ========
* Adjusted for disposal of mobile telephone business in 1999/00.
** Before goodwill amortisation and exceptional item.

of(Pounds)7 million, largely as a result of competitive trading conditions.

Thus

Total turnover from Thus was (Pounds)234 million, up (Pounds)17 million (8%) on the previous year, after allowing for the disposal of the mobile telephone business in the prior year. Second half sales grew by 25% to (Pounds)130 million compared with the first half and by 12% year-on-year. Total business service sales grew 31% to (Pounds)160 million year-on-year, with second half sales up 39% to (Pounds)93 million over the first half and by 37% year-on-year. External turnover for the full year increased by 13% to (Pounds)199 million on a like-for-like basis.

Thus continued with the ongoing investment in its national network and development of its services. Operating losses were (Pounds)58 million for the twelve months to March 2001, compared to a loss of (Pounds)10 million for the equivalent period in 1999/00.

The key financial information is shown in Table 22.

Interest, Tax, Earnings and Dividends

Interest

The net interest charge of (Pounds)333 million was (Pounds)105 million higher than in 1999/00 due to the inclusion of a full year's trading from PacifiCorp and continued capital investment. The UK interest charge for the year was (Pounds)184 million and represented an average rate for the year of 7.4%, versus 7.9% in 1999/00. The interest charge for PacifiCorp was (Pounds)140 million, including benefits from the sale of Powercor and Centralia in the year, resulting in an average interest rate of 6.6%. In addition, interest charges were increased by (Pounds)9 million as a result of foreign exchange. Interest cover was 3.0 times against 4.2 times in the prior year.

Tax

The taxation charge for the year was (Pounds)141 million, (Pounds)66 million lower than 1999/00. This amount excludes an exceptional tax credit of (Pounds)46 million on the exceptional charge for the costs associated with the PacifiCorp Transition Plan. The group's effective tax rate before goodwill amortisation and exceptional items was 22.5% compared to 28.1% in the previous year.

Earnings and Dividends

The profit after tax for the year including the effect of goodwill amortisation and exceptional items amounted to (Pounds)285 million, a decrease of (Pounds)602 million, primarily as a result of the exceptional gain from the partial flotation of Thus reflected in the Accounts to March 2000. Excluding the impact of exceptional items and goodwill amortisation, profit after tax decreased by (Pounds)42 million to (Pounds)487 million, reflecting the impact of the UK regulatory reviews. With a weighted average 1,830 million shares in issue during the year, earnings per share were 27.86 pence, compared to 37.97 pence in the previous year.

The final quarter dividend of 6.51 pence per share brought the total dividends per share for the year to 26.04 pence, an increase of 5%, consistent with our stated aim of growing dividends by 5% per annum for each of the three financial years to March 2003. Group dividend cover, excluding exceptional items and goodwill amortisation, fell to 1.1 times from 1.5 times the previous year.

Treasury

The treasury focus during the year was to minimise interest payments and reduce risk. The group continues to ensure that borrowings are financed from a variety of competitive sources and that committed facilities are available both to cover uncommitted borrowings and to meet the financing needs of the group in the future. Cash requirements are subject to seasonal variations.

Since the PacifiCorp acquisition, the group's external borrowings have been sourced in two separate pools. In the UK, Scottish Power UK plc ("SPUK") continues to be the finance vehicle for the bulk of the UK activities. In the US, predominantly all of the debt is issued by PacifiCorp the regulated utility, and is entirely denominated in US dollars.

In both cases, regulatory constraints apply to financing activities. Scottish Power plc ("SP plc") is not permitted to borrow from its subsidiaries with the exception of certain intermediate holding companies in the US ownership chain and is currently financed by way of dividend and external debt. During the year two (Pounds)50 million bilateral 364 day committed facilities were arranged for SP plc. Both were fully drawn at the year end.

PacifiCorp's principal debt limitations are a 60.0% debt to defined capitalisation test and interest coverage covenant contained in its principal credit agreements.

In addition, under the Public Utility Holding Company Act of 1935 there are restrictions on the ability of group companies to lend to or borrow from one another.

In the UK, financing activities have been heavily influenced by plans relating to the disposal or refinancing of Southern Water. In the latter half of the year no new long-term financing was put in place and, as at the balance sheet date, the amount of short-term debt reflects preparation for the receipt of sale proceeds.

Under SPUK's Euro-Medium Term Note Programme, established in November 1997, two issues were undertaken earlier in the financial year. These were a (Pounds)100 million increase to the (Pounds)200 million, 20-year, 5.90% issue originally undertaken in February 2001 and a (Pounds)100 million, 5-year, 6.50% issue in May 2001 which may, in certain circumstances, be extended to 40 years. Cumulative issues outstanding under the programme now total $3,146 million against a programme limit, which has been increased, of $7,000 million. As part of the annual update of the programme SP plc was added as an issuer, although no issues have been made since. SPUK will continue to issue bonds and notes under the programme which allows the UK

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |37

part of the group access to a variety of funding sources and the ability to tap market demand as and when appropriate. Following the sale of Southern Water it is not expected that any new issues will be made for some time.

As part of the group's strategy to diversify funding sources, an A$650 million 10 year credit wrapped floating rate bond was issued in the Australian market swapped into floating rate Sterling. Total borrowings from the European Investment Bank ("EIB") amount to (Pounds)328 million, although (Pounds)129 million of this in respect of Southern Water was repaid following completion of the sale as agreed under the terms of the sale and purchase agreement with First Aqua Limited. During the year SPUK has taken on no more index-linked liabilities which total (Pounds)275 million, both through issues of debt and through swapping fixed rate debt into index-linked. This represents around 8% of the UK debt portfolio in recognition of the fact that a large percentage of UK revenues are linked to inflation.

In June 2001, SPUK replaced its expiring (Pounds)1,000 million revolving credit facility with a new five year facility of the same value. The facility was used principally as committed support for issues of commercial paper. This facility was cancelled following receipt of the proceeds of the sale of Southern Water in April.

On 1 October 2001, to comply with the Utilities Act, SPUK's businesses were incorporated as subsidiaries. The new distribution, transmission and generation subsidiaries have provided upstream guarantees to support the majority of SPUK's debt as existed at that date. New debt issued by SPUK after 1 October 2001 is not permitted to benefit from the guarantee of SPUK's subsidiaries, SP Distribution Limited and SP Transmission Limited.

In November 2001, PacifiCorp issued bonds of $500 million and $300 million with maturities of 10 and 30 years, respectively. Like SPUK, PacifiCorp has also had to replace expiring bank facilities and therefore in June 2001, in conjunction with the SPUK transaction, two 364 day facilities were put in place totalling $880 million. These two bank facilities provided the opportunity to establish a group of core bank relationships that is common to both SPUK and PacifiCorp. Treasury transactions are focused on this group of banks. PacifiCorp is currently negotiating replacements to these existing bank facilities.

The group continues to manage its interest rate exposure by maintaining a large percentage of its debt at fixed rates of interest. This is done either directly by means of fixed rate debt issues or by use of interest and cross currency swaps to convert variable rate debt into fixed rate debt or fixed/variable nonfunctional foreign currency denominated debt into fixed rate functional currency debt. The use of derivative financial instruments relates directly to underlying anticipated indebtedness. The group treasury operates strictly within policies set out by the Board and is subject to regular examination by internal audit. The group amended its policy during the year, and now it is to maintain at least 50% (previously 70%) of its anticipated year-end debt at fixed interest rates.

In recognition of the long life of the group's assets and anticipated indebtedness and to create financial efficiencies, the group entered into borrowing agreements for periods out to 2039. In addition, SPUK entered into derivative contracts to a notional value of (Pounds)100 million which may result in fixed interest rates of 4.25% for periods out to 2030 on this notional amount. At 31 March 2002, the interest rate on some 66% (UK 55%, US 79%) of debt was fixed.

The weighted average period of maturity of year-end fixed debt and swaps was 11 years (UK 10 years, US 13 years).

During the financial year, the group implemented a policy to hedge part of the foreign currency value of PacifiCorp. This was done by creating notional US$ debt by the use of cross-currency interest rate swaps, cross-currency basis swaps and foreign currency forward contracts. The current amount of these hedges is $4,900 million representing approximately 80% of the net assets of PacifiCorp.

Both SPUK and PacifiCorp have credit ratings published by Moody's Investor Services, Standard & Poor's Ratings Group and The Fitch Group. SPUK's long-term ratings for guaranteed debt, pre 1 October 2001, are now A2, A- and A from the three agencies respectively. SPUK's long term ratings for unguaranteed debt are A3, A- and A from the three agencies respectively. PacifiCorp's senior secured debt is rated A3, A, A and its unsecured debt is rated Baa1, BBB+ and A-. Short-term ratings of P-2, A-2 and F-1 apply to both companies. PacifiCorp Group Holdings, a subsidiary of PHI, has slightly lower ratings although they remain investment grade.

In November 2001, both PacifiCorp and SPUK had their credit ratings lowered by the rating agencies, citing the impact of high purchased power prices, the Hunter outage and the uncertainty and expected delay between incurring and recovering deferred net power costs from customers. Any adverse change to credit ratings of group companies could negatively impact on their ability to access capital markets and on the rates of interest that they would be charged for such access. The EIB debt within SP Transmission Limited and SP Distribution Limited contains credit downgrade language, which does not constitute default, and means that, should the ratings of SP Transmission Limited or SP Distribution Limited fall, the EIB will be entitled to ask for additional security in the form of a guarantee acceptable to the EIB. The EIB debt within SP Manweb plc contains financial covenants relating to interest cover and gearing of SP Manweb plc. Following the cancellation of SPUK's (Pounds)1,000 million revolving credit facility there are no other financial covenants within the UK group's debt.

The proceeds of the sale of Southern Water have been partially used to repay SPUK's short-term borrowings and to redeem the EIB debt of Southern Water as agreed under the sale and purchase agreement with First Aqua Limited.

The cash received will also be used on an ongoing basis to fund the existing business and to repay debt as it matures. The investment of surplus cash will be undertaken to maximise the return within Board approved policies which govern the ratings criteria, maximum investment and the maturity with any one counterparty. Counterparties are required to have a short-term rating of at least A-1, P-1 or F-1 from the three major rating agencies.

Contractual Obligations and Commercial Commitments

ScottishPower enters into various financial obligations and commitments in the normal course of business. Contractual financial obligations are considered to comprise known future cash payments that the group is required to make under contractual arrangements in place at 31 March 2002. Commercial commitments are defined as those obligations of the group which only become payable if certain pre-defined events occur.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |38

Financial Review continued

Table 23 - Contractual Obligations at 31 March 2002 ((Pounds)m)

--------------------------------------------------------------------------------------------------------------
                                                                   Between     Between
                                                        Within     1 and 3     3 and 5        After
                                                        1 year       years       years      5 years      Total
--------------------------------------------------------------------------------------------------------------
Loans and other borrowings (including overdrafts)      1,226.8       437.3       599.5      4,306.2    6,569.8
Finance leases                                               -         0.2         0.4         18.8       19.4
Operating leases                                          16.2        17.2         8.0         13.2       54.6
Firm purchase commitments                              1,341.5     2,161.7     1,283.3      3,436.9    8,223.4
Capital commitments                                      190.4        48.5           -            -      238.9
-------------------------------------------------     --------    --------    --------     --------  ---------
Total contractual obligations                          2,774.9     2,664.9     1,891.2      7,775.1   15,106.1
=================================================     ========    ========    ========     ========  =========

The 'Loans and other borrowings' figures in the above table are stated at book value at 31 March 2002.

Tables 23 and 24 detail the group's contractual obligations and commercial commitments as of 31 March 2002.

The actual net capital expenditure incurred by the group for the year ended 31 March 2002 was (Pounds)1,229 million. The group's estimated net capital expenditure, which is subject to continuing review and revision, for the year ended 31 March 2003 is within the range of (Pounds)700 - (Pounds)750 million. This estimate is lower than the current year spend and reflects the impact of the disposal of Southern Water and the demerger of Thus.

Quantitative and Qualitative Disclosures about Market Risk

Market Rate Sensitive Instruments and Risk Management

The following discussion about the group's risk management activities includes "forward looking" statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

The tables in Note 21 (pages 80 to 85) summarise the financial instruments, derivative instruments and derivative commodity instruments held by the group at 31 March 2002, which are sensitive to changes in interest rates, foreign exchange rates and commodity prices. The group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to manage the primary market exposures associated with the underlying assets, liabilities and committed transactions. The group uses these instruments to reduce risk by essentially creating offsetting market exposures.

In the vast majority of instances, physically settled financial instruments held by the group match offsetting physical transactions and are not held for financial trading purposes. Subject to risk management controls, businesses may enter into financial transactions that are designed to improve the return on assets and that are structured around the physical assets of the group. Trading UK is authorised by the Financial Services Authority to undertake investment activity in the energy markets.

Financial Instruments and Risk Management

Overview

The main financial risks faced by the group are interest rate risk, inflation risk, foreign exchange risk, liquidity risk, energy price risk and insurance risk. The Board has reviewed and agreed policies for managing each of these risks as summarised below. In order to mitigate the risks identified, the Board has endorsed the use of derivative financial instruments. The derivative financial instruments endorsed for use by the Board include swaps, both interest rate and cross currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts, commodity futures and commodity options and weather derivatives.

Risk Management

Energy risk is governed globally by the Group Risk Management Committee ("GRMC"), chaired by the Finance Director. The group risk management policies and procedures as well as the UK and the US policies and procedures are designed to create consistent risk measurement, monitoring and management standards throughout the group. The day-to-day monitoring of the level of cover in place is handled by a corporate risk management function, reporting to the Finance Director independently of the business. Market exposures are quantified and controlled using a number of different risk measures. These include Value-at-risk ("VAR") methods. VAR is a statistically-based measure of the potential loss on an exposure over a defined period to a given level of confidence. Additional risk measures are applied to quantify risks beyond the confidence intervals defined in the VAR methodology and volumetric risks in physical positions and their impact on business profits in addition to traded position value.

Trading UK is authorised to carry out activities to manage electricity and gas price risk. Electricity or gas price risk is defined as the possibility that a change in the cost of electricity or gas will either reduce the proceeds of electricity or gas sales or increase the costs of electricity or gas purchases. In the US, wholesale energy sales trading operates within defined policies for managing PacifiCorp's electricity price and supply risks in meeting load requirements. Trading UK, and the wholesale energy sales trading function in the US, report monthly to a risk committee, and also report monthly to the GRMC.

The role of the group's credit function is to set consistent standards for assessing and scoring the credit risk induced by contractual obligations of wholesale trading partners and industrial and commercial clients. A group credit committee provides an umbrella oversight for all credit decisions that overlap both the US and the UK markets. This ensures that each individual business is subject to strict concentration rules. The UK and the US credit committees provide local expertise to understanding the credit environment in each geographic location. All decisions are supported by a rigorous reporting of credit exposures and

Table 24 - Commercial Commitments at 31 March 2002 ((Pounds)m)

--------------------------------------------------------------------------------------------------------------
                                                                   Between     Between
                                                        Within     1 and 3     3 and 5        After
                                                        1 year       years       years      5 years      Total
--------------------------------------------------------------------------------------------------------------
Lines of credit                                          618.0           -     1,000.0            -    1,618.0
Standby letters of credit                                 38.5       119.8        50.2            -      208.5
Standby bond purchase agreements                          67.8        87.4           -            -      155.2
Other commercial commitments                               1.6           -           -            -        1.6
-------------------------------------------------     --------    --------    --------     --------  ---------
Total commercial commitments                             725.9       207.2     1,050.2            -    1,983.3
=================================================     ========    ========    ========     ========  =========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |39

sophisticated credit scoring models. Credit approvals are subject to periodical and/or event driven reviews. Despite mitigation efforts, defaults by counterparties occur from time to time. To date, no such default has had a material adverse effect on ScottishPower.

The group treasury is authorised to conduct the day-to-day treasury activities of the group within policies set out by the Board. The treasury function reports regularly to the Board, through the monthly group financial review and is subject to both internal and external audit.

Interest Rate Risk Management

The group continues to access funding opportunities in the major global markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate, to convert the obligations and payments into fixed or floating rate functional currency.

The exposure to fluctuating interest rates is managed by either issuing fixed or floating rate debt or using a spectrum of financial instruments to create the desired fixed/floating mix. Flexibility in the fixed/floating mix is maintained by using interest rate caps that protect the group should rates rise, i.e. above the strike price, while maintaining the potential benefit should interest rates fall. The group amended its policy during the year, and now it is to maintain at least 50% (previously 70%) of its anticipated year-end debt at fixed interest rates. At 31 March 2002, 66% (2001 71%) of the group's debt was either issued as fixed or converted to fixed rates using interest rate swaps.

All treasury transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies with good credit ratings, i.e. "AA" rated by at least one of the following, Standard & Poor's, Moody's or Fitch. Although the group is potentially exposed to credit risk in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party to levels agreed by the Board. The group does not believe that it is over exposed to any material concentration of credit risk.

Foreign Exchange Risk Management

Following the PacifiCorp acquisition the significance of foreign exchange has risen.

Translation Risk

During 2001/02 it was decided to hedge $4,900 million, representing approximately 80%, of PacifiCorp's net assets, as a long-term strategic hedge of the investment. As a result liabilities were created by means of cross currency interest rate and basis swaps and by means of forward foreign exchange contracts. The resulting interest flow in US dollars acts as a natural partial hedge to the translation of PacifiCorp's profits but these profits are further hedged, up to three years into the future, by means of forward sales of US dollars. All foreign currency derivative contracts are subject to the same controls as interest rate derivatives referred to above.

Transaction Risk

Transactions denominated in a foreign currency are not numerous in a group that consists, broadly, of two domestic businesses. Where they arise as a result of imports of capital or other goods denominated in foreign currencies the exposure is hedged as soon as it is known.

Liquidity Risk Management

The group's policy is to arrange that debt maturities are spread over a wide range of dates, thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group had undrawn committed revolving credit facilities totalling (Pounds)1,618 million, as at 31 March 2002, which provide backstop liquidity should the need arise. SPUK's (Pounds)1,000 million revolving credit facility, which is included in Table 24, was cancelled following receipt of the proceeds of the sale of Southern Water in April 2002.

Energy Price Risk Management

UK Business

NETA was introduced in England & Wales on 27 March 2001, replacing the previous `Pool' mechanism for the sale and purchase of wholesale power in England & Wales. NETA provides for a bilateral wholesale market, with suppliers, traders and generators trading firm physical forward contracts for bulk electricity supply. In addition, a number of power exchanges for the trading of power futures have been set up, and a `Balancing Mechanism' created for short-term trading of power. In addition to trading to directly manage our market price exposure in the England & Wales market, ScottishPower also manages its price exposure arising from sales within the Scottish market by trading forward contracts.

The balancing mechanism, operated from 3 1/2 hours ahead of real-time (gate closure) up to real-time by the National Grid Company, is used to manage the grid system on a second by second basis. Market participants can participate actively in this market through the submission of bids and offers to vary their generation output or customer demand. The mechanism also provides for calculation and settlement of imbalance charges arising from the differences between parties' contract positions and their actual physical energy flows.

The group has procedures in place to minimise exposure to uncertain balancing mechanism prices, that is, the possibility that the group will face high charges for shortfalls in physical energy or receive low revenues for surplus physical energy. These procedures involve Trading UK in entering into bilateral contracts for the sale and purchase of energy across a range of time periods to minimise exposure to the balancing mechanism. In addition, our portfolio of flexible generating assets in England and Scotland can be used up to gate closure to further minimise this exposure and also to attract premium income from providing flexible power to the balancing mechanism.

The group has also entered into longer-term (in excess of one year) arrangements to protect against longer-term volatility of power prices. The time periods covered by these longer-term arrangements are reviewed on a continuous basis to provide the desired level of price stability.

The group also has procedures in place to minimise exposure to short-term gas price variations. In a similar manner to our power price exposure management strategy, gas price risk is managed through the use of longer-term (in excess of one year) contracts, contracts with flexible delivery profiles and through the use of flexibility within our portfolio of power generating and gas storage assets.

Cover against volatile spot prices is built up on a rolling basis through the year and, at 31 March 2002, a significant proportion of the group's exposure to power and gas price variations for the following financial year have been covered.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |40

Financial Review continued

A sensitivity analysis has been prepared to estimate the exposure to market risk related to gas and electricity price exposure of the UK businesses' portfolio of load, plant and physical and financial instruments for electricity. Based on the UK businesses' gas and electricity price exposure at 31 March 2002, a near-term adverse price change of 10.0% would have a negative impact on pre-tax earnings of (Pounds)5.8 million in 2002/03 based on the then-current (at 31 March 2002) gas and electricity position over the 12 month period ending 31 March 2003.

US Business

PacifiCorp's market risk to commodity price change is primarily related to its fuel and electricity purchases and sales arising principally from its electricity supply obligation in the US. This risk to price change is subject to fluctuations in weather, economic growth and generation resource availability which impacts supply and demand. Price risk is managed principally through the operation of its generation and transmission system in the western US and through its wholesale energy purchase and sales activities. Physically settled contracts are used to hedge PacifiCorp's excess or shortage of net electricity for future months. The changes in market value of such contracts have had a high correlation to the price changes of the hedged commodity.

While PacifiCorp plans for resources to meet its current and expected retail and wholesale load obligations, resource availability, price volatility and load volatility may materially impact the power costs to PacifiCorp and profits from excess power sales in the future. Prices paid by PacifiCorp to provide certain load balancing resources to supply its load may exceed the amounts it receives through retail rates and wholesale prices. Regulatory approval of deferred accounting treatment for these excess costs mitigates a portion of this price risk, assuming recovery mechanisms are implemented.

To further mitigate commodity price risk, PacifiCorp has requested power cost adjustment mechanisms whereby, if granted by the utility commissions, all or part of actual power costs, above or below the level in rates, will be shared with customers.

PacifiCorp took steps in the financial year to manage commodity price volatility and reduce exposure. These steps included adding to its generation portfolio and entering into transactions that help to shape PacifiCorp's system resource portfolio, including physical hedging products and financial temperature-related instruments that reduce resource and price risk on hot summer days. In addition, hydro-electric hedges were put in place for the next five years to limit volume and price risks associated with Pacific Northwest hydro-electric generation availability.

A sensitivity analysis has been prepared to estimate the exposure to market risk related to gas and electricity price exposure of the US businesses' portfolio of load, plant and physical and financial instruments for electricity. Based on the US businesses' gas and electricity price exposure at 31 March 2002, a near-term adverse price change of 10.0% would have a negative impact on pre-tax earnings of (Pounds)1.4 million in 2002/03 based on the then-current (at 31 March 2002) gas and electricity position over the 12 month period ending 31 March 2003.

Fair Value of Derivative Contracts

Table 25 details the changes in the fair value of the group's energy related and treasury derivative contracts from 1 April 2001 to 31 March 2002 and quantifies the reasons for the changes. Short-term energy contracts are valued based upon quoted market prices. Long-term energy contracts are valued using the appropriate forward market price curve. The forward market price curve is derived using daily market quotes from independent energy brokers and reporting services. Where relevant, contracts are separated into their component physical and financial swap and option legs. For certain contracts extending past 2006, the forward prices are derived using a fundamentals model (cost-to-build approach) that is updated as warranted to reflect changes in the market, at least quarterly. Interest rate swaps are valued by calculating the present value of future cash flows estimated using forward market curves. Interest rate swaptions are valued using the market yield curve and implied volatilities at the period end. Cross currency swaps are valued by adding the present values of the two sides of each swap: present values are calculated by discounting the future cash flows, estimated using the appropriate forward market curve for that currency, at the appropriate market discount rates. Forward foreign exchange contracts are valued using market forward exchange rates at the period end.

Insurance Risk Management

The insurance industry has undergone dramatic change in the last year which were exacerbated further by the tragic events of September 11 and were characterised by restrictions in available capacity, increased costs and a general narrowing of available coverage.

Despite these changes in the market, the group renegotiated all of its main insurance policies in March 2002. Although there has been an increase in cost and in some areas a narrowing of cover, in other areas it has been possible to enhance the insurance coverage available.

Creditor Payment Policy and Practice

In the UK, the group's current policy and practice concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is a signatory. Copies of the Code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

Table 25 - Fair Value of Energy Related and Treasury Derivative Contracts                                (Pounds)m
------------------------------------------------------------------------------------------------------------------
Fair value of contracts outstanding at 1 April 2001                                                          64.9
Contracts realised or otherwise settled during the year                                                      47.5
Changes in fair values attributable to changes in valuation techniques
   and assumptions                                                                                          120.1
Other changes in fair value                                                                                (546.7)
--------------------------------------------------------------------------------------------------------  -------
Fair value of contracts outstanding at 31 March 2002                                                       (314.2)
========================================================================================================  =======

                                                                        Between     Between
                                                             Within     1 and 3     3 and 5       After
                                                             1 year       years       years     5 years      Total
                                                          (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m
------------------------------------------------------------------------------------------------------------------
Prices actively quoted                                       (51.4)      (18.9)          -           -      (70.3)
Prices based on models and other valuation methods           (15.4)      (35.4)      (37.9)     (155.2)    (243.9)
-----------------------------------------------------      -------    --------    --------    --------   --------
Total                                                        (66.8)      (54.3)      (37.9)     (155.2)    (314.2)
=====================================================      =======     =======     =======    ========   ========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |41

The group's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts and to pay in accordance with its contractual and legal obligations. The group's creditor days at 31 March 2002 for its UK businesses and US business were 27 days and 40 days, respectively.

Going Concern

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and has sufficient working capital for present requirements.

Dividend Policy

In March 2002, the group announced its dividend policy to apply with effect from the year ending March 2004. ScottishPower reaffirmed its stated aim of growing dividends by 5% per annum nominal for the period to March 2003. Thereafter, the Board intends to adopt a dividend policy that reflects both the reduced proportion of the group's profit derived from the UK regulated infrastructure businesses and the need to balance future investment with an appropriate dividend return for shareholders. Accordingly, with effect from the year ending March 2004, the group intends to target dividend cover, based on earnings before goodwill amortisation and exceptional items, in the range of 1.5 - 2.0 times, and ideally towards the middle of that range. The group intends to grow dividends broadly in line with earnings thereafter.

Accounting Developments

The UK Accounting Standards Board ("ASB") did not issue any new standards during the year ended 31 March 2002. However, Financial Reporting Standard ("FRS") 17 'Retirement benefits', issued in November 2000, requires certain disclosures relating to pensions and other post-retirement benefits which have been included in this year's Accounts. The accounting measurement rules in FRS 17 are not required to be implemented in the group's Accounts until the year ending 31 March 2004. Had the measurement rules of FRS 17 been applied during the financial year 2001/02, net assets and reserves at 31 March 2002 would have been increased by approximately (Pounds)27 million. Pre-tax profits would have been in line with those reported under the existing standard, with an increase in operating costs largely offset by a reduction in finance costs.

The Urgent Issues Task Force committee of the ASB issued a number of accounting pronouncements during the year. These pronouncements had no material impact on the group's results and financial position.

The group's results are also presented in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The group's US GAAP results have been materially impacted by Statement of Financial Accounting Standard ("FAS") 133 'Accounting for Derivative Instruments and Hedging Activities'. The effect of the implementation of this standard on the group's US GAAP results for the financial year is set out in Note 34 to the Accounts. The group implemented FAS 141 `Business Combinations' and FAS 144 `Accounting for the Impairment or Disposal of Long-Lived Assets' during the year. Implementation of these new standards did not have a material impact on the group's US GAAP results and financial position. In addition, the group implemented FAS 142 `Goodwill and Other Intangible Assets' on 1 April 2002. FAS 142 prohibits the amortisation of goodwill and requires that goodwill be tested annually for impairment (and in interim periods if certain events occur which indicate that the carrying value of goodwill may be impaired). Goodwill amortisation charged to the profit and loss account, under US GAAP, for the year ended 31 March 2002, was (Pounds)172.5 million. The group is currently evaluating the overall impact of adopting this standard on its results and financial position. FAS 143 `Accounting for Asset Retirement Obligations' will be effective for the group beginning 1 April 2003. The group is currently evaluating the impact of adopting FAS 143 on its results and financial position. FAS 145 `Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections' will also be effective for the group beginning 1 April 2003. This standard is not expected to have a material impact on the group's results and financial position.

Critical Accounting Policies

The group Accounts are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). This requires the directors to adopt those accounting policies which are most appropriate for the purpose of the Accounts giving a true and fair view. The group's material accounting policies are set out in full on pages 56 to 60. In preparing the Accounts in conformity with UK GAAP, the directors are required to make estimates and assumptions that impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of the group's accounting policies have been identified as the most critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full statement of accounting policies.

Income from the sale of energy and measured water includes an estimate of the number and value of units supplied to customers between the most recent measurement and the year end. This is estimated based on the energy and water delivered each month compared to the amounts billed to customers. Estimates of unbilled units and debt are reviewed regularly to ensure that income is recognised only where there is sufficient reliability of the estimates.

The group estimates its provision for doubtful debts relating to trade debtors by a combination of two methods. Firstly, specific amounts are evaluated where information is available that a customer may be unable to meet its financial obligations. In these circumstances, assessment is made based on available information to record a specific provision against the amount receivable from that customer to adjust the carrying value of the debtor to the amount expected to be collected. In addition, a provision for doubtful debts within the portfolio of other debtors is made using historical experience and ageing analysis to estimate the provision required to reduce the carrying value of trade debtors to their estimated recoverable amounts. This process involves the use of assumptions and estimates which may differ from actual experience. Management of debt recovery is a key priority for the group and the estimates of provisions for doubtful debts are reviewed regularly. In late 2001, Enron declared bankruptcy. The group's debtors due from Enron were not material to the group and provision has been made for the amount receivable, net of the effect of applying master netting agreements.

Tangible fixed assets, other than land, are generally depreciated on the straight line method over their estimated operational lives. Operational lives are estimated based on a number of factors including the expected usage of the asset, expected physical

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |42

Financial Review continued

deterioration and technological obsolescence. Goodwill on acquisitions prior to 31 March 1998 was written off to reserves. Goodwill on subsequent acquisitions is amortised on a straight-line basis over its estimated useful economic life. The estimated useful economic life of the goodwill on acquisition of PacifiCorp is 20 years. This is based on an assessment of the long-term nature of PacifiCorp's electricity business and the potential impact of change to the regulatory regime for utility companies in the US. In certain circumstances, accounting standards require tangible fixed assets and goodwill to be reviewed for impairment. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of the expected future cash flows of the relevant income generating unit ("IGU"), or disposal value if higher. The discount rate applied is based on the group's weighted average cost of capital with appropriate adjustments for the risks associated with the IGU. Estimates of cash flows are consistent with management's plans and forecasts. Estimation of future cash flows involves a significant degree of judgement.

US regulatory assets are only recognised where they comprise rights or other benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party. The interpretation of these principles requires assessment of regulatory events to determine when an asset should be recognised. The application of this policy has generally led to US regulatory assets only being recognised when reflected in customers' bills.

Provision is made for liabilities relating to environmental obligations when the related environmental disturbance occurs, based on the net present value of estimated future costs. Estimates of environmental liabilities are principally based on reports prepared by external consultants. The ultimate cost of environmental disturbance is uncertain and there may be variances from these cost estimates, which could affect future results.

Provision is made for the decommissioning of major capital assets where the costs are incurred at the end of the lives of the assets. Similarly, closure and reclamation costs are a normal consequence of mining with the majority of the expenditure incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, estimates have been made of the respective costs based on local conditions and requirements.

The group's tax charge is based on the profits for the year and tax rates in force. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities. In particular, the tax returns of the group's US businesses are examined by the Internal Revenue Service and state agencies on a several year lag. Assessment of the likely outcome of the examinations is based upon historical experience and the current status of examination issues.

The group operates a number of defined benefit pension schemes for its employees. In addition, other post-retirement benefits are provided to employees within the group's US businesses. The nature of pensions and other post-retirement benefits is inherently long-term and future experience may differ from actuarial assumptions which are used to compute the group's costs for pensions and other post-retirement benefits. The principal actuarial assumptions relate to the expected return on assets, future salary increases, pension increases, interest rates for costing liabilities and health care cost trends.

In addition to preparing the group Accounts in accordance with UK GAAP, the directors are also required to prepare a reconciliation of the group's profit or loss and shareholders' funds between UK GAAP and US GAAP. The adjustments required to reconcile the group's profit or loss and shareholders' funds from UK GAAP to US GAAP are explained in Note 34 to the Accounts. Certain of the group's US GAAP accounting policies have been identified as the most critical US GAAP accounting policies and these are discussed below. The discussion below should be read in conjunction with the full explanation of US GAAP accounting policies set out in Note 34.

The group prepares its US GAAP financial information in accordance with FAS 71 `Accounting for the Effects of Certain Types of Regulation' in respect of its regulated US business, PacifiCorp.

In order to apply FAS 71, certain conditions must be satisfied, including the following: an independent regulator must set rates; the regulator must set the rates to cover the specific costs of delivering service; and the service territory must lack competitive pressures to reduce rates below the rates set by the regulator. FAS 71 requires the group to reflect the impact of regulatory decisions and requires that certain costs be deferred on the balance sheet, under US GAAP, until matching revenue can be recognised. FAS 71 provides that regulatory assets may be capitalised, under US GAAP, if it is probable that future revenues, in an amount at least equal to the capitalised costs, will result from the inclusion of that cost in allowable costs for rate-making purposes. In addition the rate actions should permit recovery of the specific previously incurred costs rather than to provide for expected levels of similar future costs. An entity applying FAS 71 does not need absolute assurance prior to capitalising a cost, only reasonable assurance. If the group should determine that, in future, PacifiCorp no longer meets the criteria for continued application of FAS 71, the group could be required to write off its regulatory assets and liabilities, under US GAAP, unless regulators specify some other means of recovery or refund. PacifiCorp intends to seek recovery of all of its prudent costs, including stranded costs, in the event of deregulation. However, due to the current lack of definitive legislation, it is not possible to predict whether PacifiCorp will be successful.

Because of potential regulatory and/or legislative actions in the various states in which PacifiCorp operates, the group may have regulatory asset write offs and charges for impairment of regulatory assets, under US GAAP, in future periods. Such impairment reviews would involve estimates of future cash flows including estimated future prices, cash costs of operations, sales and load growth forecasts and the nature of any legislative or regulatory cost recovery mechanism.

The group uses derivative instruments in the normal course of business, to offset fluctuations in earnings, cash flows and equity associated with movements in exchange rates, interest rates and commodity prices.

On 1 April 2001, the group adopted FAS 133. Certain of the group's derivatives are treated as normal purchases and normal sales and are therefore excluded from the requirements of

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |43

FAS 133. Derivatives falling within the scope of FAS 133 are required to be recorded in the balance sheet, under US GAAP, at fair value. Changes in the fair values of derivatives that are not designated as hedges are adjusted through earnings, under US GAAP, with the exception of long-term energy contracts that were in existence on 1 April 2001 and are included in PacifiCorp's rate-making base. For these long-term energy contracts PacifiCorp received regulatory accounting approvals to adjust the fair value through establishment of regulatory assets and liabilities until the contracts are settled. For derivatives designated as effective hedges, the changes in fair values are recognised, under US GAAP, in accumulated other comprehensive income until the hedged items are recognised in earnings. The group's future results, under US GAAP, could be impacted by changes in market conditions to the extent that changes in contract values are not offset by regulatory or hedge accounting.

To date the Derivatives Implementation Group ("DIG") in the US has issued more than 100 interpretations to provide guidance in applying FAS 133. As the DIG or the Financial Accounting Standards Board in the US continue to issue interpretations, the group may be required to change its accounting treatment for certain of its derivative instruments and this could impact on the group's US GAAP financial information in the future.

UK GAAP to US GAAP Reconciliation

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differ in significant respects from US GAAP. Reconciliations of profit and equity shareholders' funds between UK GAAP and US GAAP are set out in Note 34 to the Accounts. Under US GAAP, the loss for the year ended 31 March 2002 was (Pounds)825 million after charging an extraordinary item, net of tax, of (Pounds)8 million and before charging a cumulative adjustment for the effect of implementing FAS 133, net of tax, of (Pounds)62 million compared to a profit of (Pounds)387 million the previous year. Loss per share under US GAAP, before the cumulative adjustment for FAS 133, was 44.91 pence per share compared to earnings of 21.13 pence per share in 2000/01. Under US GAAP, the loss per share for the year ended 31 March 2002, after the cumulative adjustment for FAS 133, was 48.26 pence. In accordance with US GAAP, loss/earnings per share are stated based on US GAAP loss/earnings, without adjustments for the impact of the UK GAAP exceptional items and goodwill amortisation, as such additional measures of underlying performance are not permitted under US GAAP. The inclusion of UK GAAP exceptional items in the determination of earnings per share in accordance with US GAAP decreased earnings by (Pounds)1,039 million or 56.53 pence per share in 2001/02. The inclusion of goodwill amortisation decreased earnings by (Pounds)173 million or 9.39 pence per share in 2001/02 and by (Pounds)164 million or 8.93 pence per share in 2000/01. Equity shareholders' funds under US GAAP amounted to (Pounds)5,850 million at 31 March 2002 compared to (Pounds)7,463 million at 31 March 2001.

Summary

This has been a difficult year for ScottishPower with the results for the first six months including additional excess power costs incurred in the US. Results in the second six months of the year to March 2002 have improved and earnings per share for that period were 45% higher than the same period last year. With proceeds from the Southern Water disposal in April 2002, ScottishPower's balance sheet is also stronger with gearing reduced.

/s/ David Nish

David Nish
Finance Director
1 May 2002

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |44

Board of Directors & Executive Team

Executive Directors

Ian Russell (49) is Chief Executive, having been appointed to this position in April 2001. He joined ScottishPower as Finance Director in April 1994, and became Deputy Chief Executive in November 1998. He is a member of the Institute of Chartered Accountants of Scotland, having trained with Thomson McLintock, and has held senior finance positions with Tomkins plc and HSBC. He has a B.Com
(Hons) from the University of Edinburgh.

Charles Berry (50) is Executive Director UK, responsible in this capacity for the UK energy businesses of Generation, Trading and Supply as well as regulatory matters. He joined ScottishPower in November 1991, and was appointed to the Board in April 1999. He is non-executive Chairman of Thus Group plc. Before joining ScottishPower, he was Group Development Director of Norwest Holst, a subsidiary of Compagnie Generale des Eaux, and prior to that held management positions within subsidiaries of Pilkington plc. He holds a BSc (First Class
Hons) in Electrical Engineering from the University of Glasgow and a Masters Degree in Management from the Massachusetts Institute of Technology.

David Nish (41) is Finance Director, having joined ScottishPower in September 1997 as Deputy Finance Director and then being appointed to the Board as Finance Director in December 1999. In this capacity, he also has responsibility at Board level for performance management and information technology. He is a non-executive director of Thus Group plc. He is a member of the Institute of Chartered Accountants of Scotland and its Qualifications Board, a non-executive director of Scottish Knowledge plc and a member of the Scottish Council of the CBI. Prior to joining ScottishPower, he was a partner with Price Waterhouse. He has a B.Acc from the University of Glasgow.

Non-executive Directors

Charles Miller Smith (62) joined the Board as Deputy Chairman in August 1999 and was appointed Chairman in April 2000. Following a career with Unilever for some 30 years, during the last five of which he was Director of Finance and latterly of the Food Executive, he was appointed Chief Executive of ICI in 1995 and then served as Chairman from 1999 to December 2001. He is an adviser to Goldman Sachs, a non-executive director of The Royal Scottish National Orchestra and a member of the Court of Governors of Henley Management College.

Euan Baird (64) joined the Board in January 2001 and is Chairman and Chief Executive Officer of Schlumberger Limited. He joined Schlumberger in 1960 and held various positions worldwide before taking up his present position in 1986. He is currently a trustee of Tocqueville Alexis Trust and Carnegie Institution of Washington, and a member of the Comite National de la Science in France and the Prime Minister's Council of Science and Technology in the UK. He is a non-executive director of Societe Generale and Areva. His current term of office will expire at the AGM in 2004.

Mair Barnes (57) joined the Board in April 1998. She is a non-executive director of Patientline plc, Littlewoods plc and the South African company, Woolworths Holdings Limited. She has also been a non-executive member of the Departmental Board of the Department of Trade and Industry ("DTI") and continues to serve as a member of the DTI's Strategy Board and Services Group Board. She was previously Managing Director of Woolworths plc in the UK until 1994, and subsequently she became Chairman of Vantios plc until 1998. She was also formerly a non-executive director of George Wimpey plc and Abbey National plc. Her current term of office will expire at the AGM in 2004.

Philip Carroll (64) joined the Board in January 2002. He was formerly Chairman and Chief Executive Officer of Fluor Corporation, a California-based international engineering, construction and services company, until his retirement in February 2002. Previously, he was with Shell Oil for over 35 years, serving as President and Chief Executive Officer from 1993 to 1998. He is an honorary life member of the Board of the American Petroleum Institute and holds various posts with the James A Baker III Institute for Public Policy of Rice University and the University of Houston. His current term of office, subject to his election in 2002, will expire at the AGM in 2005.

Sir Peter Gregson GCB (65) joined the Board in December 1996 and is the company's senior independent non-executive director and Chairman of the Remuneration Committee. He was formerly a career civil servant, having served latterly as Permanent Secretary of the Department of Energy from 1985 to 1989 and Permanent Secretary of the Department of Trade and Industry until his retirement in June 1996. He is Deputy Chairman of the Board of Companions of the Institute of Management and was previously a non-executive director of Woolwich plc. His current term of office, subject to his re-election in 2002, will expire at the AGM in 2003.

Nolan Karras (57) joined the Board in November 1999. He continues as a director of PacifiCorp, having previously (until the merger in November 1999) served as Chairman of the PacifiCorp Personnel Committee. He is President of The Karras Company, Inc., and a Registered Principal for Raymond James Financial Services. He is Chief Executive Officer of Western Hay Company, Inc., and a non-executive director of Beneficial Life Insurance Company. He is a member of the Utah State Higher Education Board of Regents and serves on the board of Ogden-Weber Applied Technology College. He also served as a member of the Utah House of Representatives from 1981 to 1990, and as Speaker of the Utah House of Representatives from 1989 to 1990. His current term of office, subject to his re-election in 2002, will expire at the AGM in 2003.

Ewen Macpherson (60) joined the Board in September 1996 and is Chairman of the Audit Committee. He had a long career with 3i Group plc, leading to his appointment as Chief Executive from 1992 until his retirement in 1997. He is Chairman of Merrill Lynch New Energy Technology plc and a non-executive director of Foreign & Colonial Investment Trust plc and Pantheon International Participations plc. He is also Chairman of the Trustees of GlaxoSmithKline Pension Fund. Previous appointments include non-executive directorships of M&G Group plc, Booker plc and The Law Debenture Corporation plc. His current term of office will expire at the AGM in 2003.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |45

Executive Team

The Executive Team is a primary committee of the Board and includes not only the Executive Directors of the Board but also the following key Executives and Officers from the group:

Julian Brown (52) was appointed Group Director, Strategy in April 1997, having joined ScottishPower in 1993. He began his commercial career with Exxon Chemical in Australia and subsequently spent seven years with management consultants McKinsey and Company. He holds a BSc from the Australian National University and a PhD in Chemistry from University College London.

Dominic Fry (42) joined ScottishPower in September 2000 as Group Director, Corporate Communications. He is responsible for investor and media relations, communications with employees and managing the group's overall reputation. He has held appointments as Communications Director with J Sainsbury plc and Eurotunnel. He chairs the Trading Board of the Glasgow Science Centre and is a communications adviser to the Royal Shakespeare Company and Business in the Community's Rural Action programme. He was educated at the Universite Paul Valery III in Montpellier and the University of North Carolina.

Terry Hudgens (47) was appointed Chief Executive Officer of ScottishPower's competitive US energy business PacifiCorp Power Marketing, Inc., in December 2001 and, at the same time, joined the Executive Team. He joined PacifiCorp as Senior Vice President of Power Supply in April 2000, having previously spent 25 years with Texaco Inc. He was formerly President of Texaco Natural Gas and served as Texaco's senior representative and elected officer in the Natural Gas Supply Association. He has a bachelor's degree in civil engineering from the University of Houston.

Judi Johansen (43) was appointed President & Chief Executive Officer of PacifiCorp in June 2001 and joined the Executive Team in December 2001. She is responsible for the company's mining operations, regulated power generation facilities, wholesale energy services, transmission, distribution and supply. She joined PacifiCorp as Executive Vice President of Regulation and External Affairs in December 2000, having held senior positions with the Bonneville Power Administration and Washington Water Power. She is involved in several civic and professional activities. She has a bachelor's degree in political science from Colorado State University and a law degree from Northwestern School of Law at Lewis & Clark College in Portland, Oregon.

Ronnie Mercer (58) was appointed Group Director, Infrastructure in April 2001 and is responsible in this role for the UK wires business and, prior to its sale, Southern Water. He joined the ScottishPower Generation Business in 1994 and was appointed Generation Director in 1996 and then Managing Director of Southern Water in 1998. Previous career positions include Scottish Director and Managing Director roles in British Steel. He was educated at Paisley College of Technology.

Andrew Mitchell (50) was appointed Group Company Secretary in July 1993 and is responsible in this role for corporate governance, compliance and reporting and shareholder services. He also serves as Chairman of the trustees of the group's UK pension schemes. Prior to joining ScottishPower, he held a number of company secretarial appointments, latterly as Company Secretary of The Laird Group plc and then Stakis plc, now part of the Hilton Group. He is a graduate in law from the University of Edinburgh (LLB Hons) and the London School of Economics (LLM) and is a member of the Institute of Chartered Secretaries and Administrators.

Michael Pittman (49) was appointed Group Director, Human Resources in November 2001. He has groupwide responsibility for Human Resources, leading the focus on talent management, one of the group's main strategic thrusts. He joined PacifiCorp in December 1979 and was appointed to the PacifiCorp Board in May 2000. He chairs the PacifiCorp Foundation for Learning Board and is involved in numerous civic activities. He has held several positions within PacifiCorp, including safety and health, risk management, and operations. He holds an advanced degree in environmental health from the University of Washington.

James Stanley (47) was appointed Group Director, Commercial and Legal in March 1996. He is responsible in this role for the provision of all legal, commercial and associated services throughout the group and particularly the delivery of M&A projects. In his early career he specialised in commercial litigation in private practice. In 1986 he moved to the Trafalgar House Group and subsequently became both Commercial Director of John Brown plc and General Counsel to the Global Engineering Division of the Group. He is a graduate in law from Nottingham University and the College of Law in Chester where he qualified as a solicitor in 1980.

Members of the Audit Committee

Ewen Macpherson, Chairman
Philip Carroll
Sir Peter Gregson
Charles Miller Smith

Members of the Nomination Committee

Charles Miller Smith, Chairman
Mair Barnes
Sir Peter Gregson
Nolan Karras
Ian Russell

Members of the Remuneration Committee

Sir Peter Gregson, Chairman
Euan Baird
Mair Barnes
Nolan Karras
Ewen Macpherson

Members of the Executive Team

Ian Russell
Charles Berry
David Nish
Julian Brown
Dominic Fry
Terry Hudgens
Judi Johansen
Ronnie Mercer
Andrew Mitchell
Michael Pittman
James Stanley

Board changes

Ian Russell succeeded Sir Ian Robinson as Chief Executive on 17 April 2001. Sir Ian Robinson retired from the Board on 4 May 2001; Keith McKennon and John Parnaby following the conclusion of last year's Annual General Meeting on 27 July 2001; and Alan Richardson and Ken Vowles on 31 December 2001 and 31 March 2002, respectively. Robert Miller resigned from the Board on 8 June 2001. Allan Leighton served on the Board throughout the year but resigns with effect from 12 June 2002. Philip Carroll was appointed to the Board on 15 January 2002 and, in accordance with the Articles of Association, he will retire from office at the Annual General Meeting and, being eligible, offers himself for election. In addition, Charles Berry, Sir Peter Gregson and Nolan Karras retire by rotation and, being eligible, offer themselves for re-election. Charles Berry has a service contract terminable by either party upon one year's notice.

For the purposes of the Annual Report on Form 20-F, the members of the Executive Team are regarded as Officers of the company.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |46

Corporate Governance

Corporate governance statement

The Company is committed to the highest standards of corporate governance. This statement, together with the Remuneration Report of the Directors, set out on pages 48 to 54, describes how, in respect of the financial year ended 31 March 2002, the company has been in compliance with the principles of good governance set out by the Listing Rules of the Financial Services Authority in Section 1 of the Combined Code.

Board of directors

There is a well-established division of authority and responsibility at the most senior level within the company through the separation of the roles of Chairman and Chief Executive. There are currently three executive and seven non-executive directors (including a non-executive Chairman) on the Board. Sir Peter Gregson is the senior independent non-executive director. With the exception of the Chairman, all non-executive directors are considered by the Board to be independent.

The non-executive directors are from varied business and other backgrounds, and all directors have the benefit of induction visits and briefings following their appointment to the Board. Their experience allows them to exercise independent judgement on the Board and their views carry substantial weight in Board decisions. They contribute to the company's strategy and policy formulation, in addition to monitoring its performance and its executive management. The non-executive directors are appointed for a specified term; reappointment is not automatic, and each non-executive director's position is subject to review prior to the expiry of his or her term of office.

The Board meets on a regular basis and has a schedule of matters concerning key aspects of the company's activities which are reserved to the Board for decision. The Board exercises full control over strategy, investment and capital expenditure. In addition, individual executive directors have specific responsibilities for such matters as health, safety, environment and regulation. All directors have access to the Company Secretary, who is responsible for ensuring that all Board procedures are observed. Any director wishing to do so, in furtherance of his or her duties, may take independent professional advice at the company's expense.

Board committees

The Board has four principal standing committees: namely, the Audit Committee, Nomination Committee, Remuneration Committee and the Executive Team. The composition, purpose and function of each of these committees are described below.

Audit Committee

The Audit Committee is comprised of non-executive directors only and has been chaired by Ewen Macpherson since July 2001. A majority of the members are independent. It has a remit to review the company's accounting policies, internal control and financial reporting and makes recommendations on these matters to the Board for decision. It also considers the appointment and fees of the external auditors.

Nomination Committee

The Nomination Committee is chaired by the Chairman of the Board with, as members of the Committee, the Chief Executive and three independent non-executive directors. It has a remit to consider and make recommendations to the Board on all new appointments of directors, having regard to the overall balance and composition of the Board; to consider and approve the remit and responsibilities of the executive directors; and to review and advise upon issues of succession planning and organisational development.

Remuneration Committee

The Remuneration Committee is comprised of independent non-executive directors only and has been chaired by Sir Peter Gregson since July 2001. It has a remit to consider and make recommendations on Board remuneration policy and, on behalf of the Board, to determine specific remuneration packages for each of the executive directors. In discharging its remit, the Committee has regard to the provisions of the Combined Code and has as an objective the aim of providing packages to attract, retain and motivate executive directors of the quality required; to judge the company's position in matters of remuneration policy and practice relative to other companies; and to take into account wider issues of pay-setting. It also has responsibility for the company's bonus and incentive schemes. The Remuneration Report of the Directors for 2001/02 is set out on pages 48 to 54.

Executive Team

The Executive Team comprises the Chief Executive and other executive directors, together with the Group Director, Strategy; Group Director, Corporate Communications; Chief Executive Officer, PacifiCorp Power Marketing, Inc.; Chief Executive Officer, PacifiCorp; Group Director, Infrastructure; Group Director, Human Resources; Group Director, Commercial and Legal; and the Group Company Secretary. Operational control and implementation of group strategy and policy are responsibilities delegated by the Board to the Chief Executive, who is supported by the Executive Team (and by divisional and business boards) in the discharge of these functions. Major issues and decisions are reported to the Board.

Internal control

The directors of ScottishPower have overall responsibility for the system of internal controls and for reviewing the effectiveness of the system. The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal control can only provide reasonable and not absolute assurance against material misstatement or loss.

A Group Risk Management Committee ("GRMC"), comprising of members of the Executive Team, has been established to assist the Board in ensuring that an appropriate risk and control governance framework is in place. The GRMC meets monthly and the key responsibilities of this group are to implement the risk management strategy; to ensure that an appropriate risk management framework is operating effectively across the company; to embed a risk culture throughout the group; and to provide the Executive Team, the Audit Committee and the Board with a consolidated view of the risk profile of the company identifying any major exposures and mitigating actions.

The risk management framework and internal control system across the group, which is subject to continuous development, provides the basis on which the company has complied with the Combined Code provisions on internal control.

Control environment

The company is committed to ensuring that a proper control environment is maintained. There is a commitment to competence and integrity, and to the communication of ethical values and control consciousness to managers and employees. Human Resources policies underpin that commitment by a focus on enhancing job skills and promoting high standards of probity among staff. In addition, the appropriate organisational structure has been developed within which to control the businesses and to delegate authority and accountability, having regard to acceptable levels of risk.

Identification and evaluation of risks and control objectives

The company's strategy is to follow an appropriate risk policy, which effectively manages exposures related to the achievement of business objectives.

Each business identifies and assesses the key business risks associated with the achievement of its strategic objectives. Any key actions needed to further enhance the

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |47

control environment are identified along with the person responsible for the management of the specific risk. Each month a detailed review of the key risks, controls and action plans within each of the businesses takes place and a Risk Report is produced for review and challenge by the board of each business. This monthly Risk Report is a standing item on the agenda of the business boards, which operate throughout the group. This is a key tool in ensuring the active management of risk across the organisation.

Business Controls Managers have been appointed within each of the businesses to help ensure that the risk management and internal control system is consistently adopted, updated and embedded into the business processes.

The corporate centre also considers those risks to the group's strategic objectives that may not be identified and managed at a business level.

The GRMC on a monthly basis receives the group-wide Risk Report together with supporting documentation for review. This report highlights the most significant risks across the group, the actions being taken to mitigate these and also identified individuals responsible for the management of these risks. The information being supplied to the GRMC is continually being developed to include quantitative measures such as sensitivity analyses and Value-at-risk calculations for issues reported on the Group Energy Risk Report.

The use of a well-defined risk management methodology across all businesses allows a consistent and co-ordinated approach to risk reporting for review by the Board, which also receives regular reports on these matters from the Audit Committee, to enable the directors to review the effectiveness of the system of internal controls on a regular basis.

A key element and requirement of the risk evaluation process is that a written certificate is provided twice per year by the Managing Director of each business confirming that they have reviewed the effectiveness of the system of internal controls during the year.

Energy trading

In light of the volatility experienced in the western US power market a number of enhancements have been implemented to the risk and control framework to further strengthen the process for identification, assessment and mitigation of risks in the energy trading market. The key changes in this area include the enhancement of systems and business processes as well as the appointment of an Energy Risk Director who sits on the energy and group risk committees. The key responsibilities of the energy risk committees are to ensure that all risks pertaining to operating the trading and energy businesses are understood, quantified, managed and reported on a consistent basis across the group.

Monitoring and corrective action

The Executive Team reviews monthly the key risks facing the group and the controls and monitoring procedures for these. Operation of the group's control and monitoring procedures is reviewed and tested by the group's internal audit function under the supervision of the Director of Internal Audit, reporting to the Finance Director and with access to the Chairman of the Audit Committee. Internal audit reports and recommendations on the group's procedures are reviewed regularly by the Audit Committee. As part of their external audit responsibilities, the external auditors also provide reports to the Audit Committee on the operation of the group's internal financial control procedures. The Audit Committee also receives regular reports on the continued development, implementation and evaluation of the risk management and internal control system.

Auditor independence

The Audit Committee and the firm of external auditors have safeguards to avoid the possibility that the auditors' objectivity and independence could be compromised. These safeguards include the auditors' report to the directors and the Audit Committee on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from ScottishPower.

Where it is deemed that the work to be undertaken is of a nature that is generally considered reasonable to be completed by the auditor of the group for sound commercial and practical reasons, including confidentiality, the conduct of such work will be permissible. Examples of work that would fall into this category include the completion of regulatory audits, provision of regulatory advice, reporting to the SEC and the UK Listing Authority and the completion of financial due diligence work.

With regard to the provision of taxation services, including verification, compliance and tax planning opportunities, where the Board believes they are best suited, the firm of external auditors will be used.

This policy, which was approved by the Audit Committee and the Board, came into effect on 1 May 2002 and specifically prevents the use of the firm of external auditors from undertaking general consultancy work on behalf of the group.

Social, environmental and ethical risks and opportunities

As a part of the internal control framework, the Board takes regular account of the significance of social, environmental and ethical ("SEE") matters to the business of the company. The Board receives full information on SEE matters and these issues are included in the training offered to directors on their first appointment. This allows the Board to identify the risks and opportunities arising from the impact of SEE issues on the company's short- and long-term value.

Further information regarding the SEE policies and practices of the company can be found in the separate Corporate Environment Sustainability and Community Reports.

Political donations and expenditure

In previous Annual Reports, it has been the company's practice to state that no money has been given by the company for political purposes. This policy has not changed: ScottishPower remains a politically neutral organisation. However, as was outlined to shareholders at last year's Annual General Meeting, the company is now subject to new rules governing political donations and expenditure by virtue of the Political Parties, Elections and Referendums Act 2000, which came into force on 16 February 2001. This new legislation defines political "donations" and "expenditure" in wider terms than would be commonly understood by these phrases. The definitions include expenditure which the Board believes it is in the interests of the company to incur. The new Act also requires companies to obtain prior shareholder approval of this expenditure and, at the Annual General Meeting in 2001, the company obtained authorisation up to a maximum amount of (Pounds)100,000.

During the financial year ended 31 March 2002, the company paid a total of (Pounds)13,000 for activities which may be regarded as falling within the terms of the new Act. These activities comprised sponsorship of briefings, receptions and fringe meetings at the Labour, Conservative and Scottish National Party Conferences and support for other party functions. These occasions present an important opportunity for the company to represent its views on a non-partisan basis to politicians from across the political spectrum. The payments made do not indicate support, and are not intended to influence support, for any particular political party.

In addition, the company paid (Pounds)36,000 in connection with related activities such as participation in fuel poverty forums and in the promotion of sustainable energy.

The Board believes that participation in these events is in the best interests of the company.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |48

Remuneration Report of the Directors

Introduction

The following statement sets out how, during the financial year ended 31 March 2002, the company has been in compliance with the remuneration principles set out in Part B of the Combined Code. The statement also takes account of the proposals for reform of remuneration disclosure contained in the Department of Trade and Industry Consultative Document on Directors' Remuneration of December 2001.

Consideration of remuneration matters by the directors

The ScottishPower Board is responsible for determining the remuneration policy for the ScottishPower group. The Remuneration Committee determines the detail of remuneration arrangements for executive directors and reviews proposals in respect of other senior executives. The relationship between the Board and the Committee is governed by formal Terms of Reference, which are regularly reviewed and reflect best practice in this field.

The Remuneration Committee consists solely of independent non-executive directors. Its members are Sir Peter Gregson (Chairman), Euan Baird, Mair Barnes, Nolan Karras and Ewen Macpherson. These members have no personal financial interest, other than as shareholders, in the matters considered by the Committee. They are paid a fee and expenses, but do not receive any other remuneration from the company. Details of the payments made to all non-executive directors are set out in Table 26 (page51).

The Terms of Reference require the Chairman of the Committee to attend the Annual General Meeting in order to account to shareholders for the decisions of the Committee.

The Chairman of the company, Charles Miller Smith, and the Chief Executive, Ian Russell, are generally invited to attend meetings and advise, as appropriate, on the performance of executive directors. They are not, however, present during any discussion of their own remuneration. The Terms of Reference contain conflict of interest provisions to ensure that no directors are involved in any decision relating to their own remuneration.

The Committee is advised internally by the Group Company Secretary, Andrew Mitchell (who acts as Secretary to the Committee), the Group Director, Human Resources, Michael Pittman, and the Director, Group Remuneration & Benefits, James McInally. The Committee is also provided with independent advice from external remuneration consultants, principally Monks Partnership. The Terms of Reference empower the Committee to avail itself of external legal and professional advice at the expense of the company.

During the year, the Board accepted all of the recommendations from the Committee without significant amendment.

Following the flotation of Thus plc in November 1999, and in accordance with good corporate governance principles, the Thus Board established a separate Remuneration Committee which determines the details of remuneration arrangements for that company. The entire shareholding of ScottishPower in Thus Group plc was demerged to ScottishPower shareholders on 19 March 2002.

Statement of remuneration policy

Philosophy and policy

ScottishPower seeks to ensure that remuneration and incentive schemes are in line with best practice and promote the interests of shareholders.

Rewards for executives and directors should attract and retain individuals of high quality, who have the requisite skills and are incentivised to achieve performance which exceeds that of competitor companies. As such, remuneration packages must be market-competitive. All senior management remuneration packages are set according to a mid-market position, with packages above the mid-market level provided only where supported by demonstrably superior personal performance. As the company evolves, remuneration packages will be developed to reflect the prevailing market practice in each business environment.

Annual bonus arrangements have been structured so that targets reflect corporate, business unit and individual performance.

The company operates a Personal Shareholding Policy, requiring executives and senior managers to build-up and retain a shareholding in the company in proportion to their annual salaries. These proportions are three times salary for the Chief Executive and two times salary for other executive directors. The Committee considers this policy to be in the best interests of shareholders.

The Committee takes a balanced view of remuneration, considering each element relative to market and, in the past, has realigned elements of the package to reflect market conditions or changes in market practice.

Practical application

In setting remuneration levels, the Committee commissioned an independent evaluation of the roles of the executive, and also of the next levels of management within the company. The Committee has also continued to take independent advice from external remuneration consultants on market-level remuneration, based on comparison with companies of similar size and complexity. In considering the comparator companies, the consultants have included a number of other utilities but have not restricted their study solely to utilities.

Base salaries

The Committee sets the base salary for each executive director by reference to individual performance through a formal appraisal system, and to external market data, based on job evaluation principles and reflecting similar roles in other comparable companies.

Annual performance-related bonus Executive directors and senior management participate in the company's performance-related pay schemes. All payments under the schemes are non-pensionable and are subject to the approval of the Committee.

The 2001/02 scheme for executive directors provided a bonus opportunity of a maximum of 75% of salary, with half determined by the company's financial performance. The balance of the bonus is linked to each executive's achievement of key strategic objectives, both short-term and long-term. Objectives are set annually by the Board and performance against these is reviewed on a six-monthly basis.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |49

For the 2001/02 performance year, the executive directors indicated that they did not wish to be considered for a bonus payment, despite the fact that their personal performance and achievement of strategic objectives would have warranted such a payment under the rules of the Plan. The Committee decided that no bonus should be paid to executive directors.

Executive share schemes

The company operates a performance share plan, the Long Term Incentive Plan ("LTIP"), and an Executive Share Option Plan 2001 ("ExSOP") for executive directors and other senior managers.

The LTIP links the rewards closely between management and shareholders, and focuses on long-term corporate performance. Under the current LTIP, awards to acquire shares in ScottishPower at nil or nominal cost are made to the participants up to a maximum value equal to 75% of base salary. The award will vest only if the Committee is satisfied that certain gateway performance measures are met. These relate to the sustained underlying financial performance of the company and performance in relation to customer service standards, including those set by Ofgem and OFWAT.

The number of shares which actually vest is dependent upon the company's comparative total shareholder return performance, over a three-year performance period. For LTIP awards which have vested during the year, this performance is measured against that of the FTSE 100 index and an index of the Electricity and Water sectors of the FTSE All Share Index. For LTIP awards granted during the year, this performance is measured against a comparator group of 40 international energy companies, as identified below:

AES Corp; American Electric Power Inc; Calpine Corp; Centrica; Chubu Electric Power Co Inc; CLP Holdings Limited; Constellation Energy Group Inc; Dominion Resources Inc; Duke Energy Corp; Dynegy Inc; Edison SpA; Edison International; El Paso Corp; Electricidade de Portugal SA; Electrabel SA; Endesa SA; Enron; Ente Nazionale per l'Energia Elettrica SpA (Enel); Entergy Corp; Exelon; FirstEnergy Corp; FPL Group Inc; Gas Natural SDG SA; Iberdrola SA; Kansai Electric Power Co Inc; Lattice Group plc; National Grid; Powergen; PPL Corp; Progress Energy Inc; Public Service Enterprise Group Inc; Reliant Energy Inc; Scottish & Southern Energy; Southern Company Inc; Tenaga Nasional Bhd; The Tokyo Electric Power Co Inc; TXU; Union Fenosa; Williams Companies Inc; Xcel Energy Inc.

No shares vest unless the company's performance is at least equal to the median performance of the comparator group. 100% of the shares vest if the company's performance is equal to or exceeds the top quartile. The number of shares that vest for performance between these two points is determined on a straight-line basis.

During the 2001/02 year, the company introduced a new ExSOP. Options granted under the ExSOP are subject to the performance criterion that the percentage increase in the company's annualised earnings per share be at least 3% (adjusted for any increase in the Retail Price Index). This criterion is assessed at the end of the third financial year, the first year being the financial year starting immediately before the date of grant. If the criterion is not satisfied over this period it is tested again at the end of the fourth financial year. If the criterion is not satisfied over this period it is tested again at the end of the fifth financial year. If the criterion is not satisfied over this period then the options lapse.

A number of legacy share-based incentive plans are also in place in the company's international operations. These are structured to comply with local tax and legislation and are established at market-competitive levels. No executive director participates in any international share incentive arrangement and no further grants will be made under these plans.

Employee Share Plans

The company operates a savings-related share option scheme, which is open to all UK permanent employees. Under this scheme, options are granted over ScottishPower shares at a discount of 20% from the prevailing market price at the time of grant to eligible employees who agree to save up to (Pounds)250 per month over a period of three or five years.

In addition, the Government implemented legislation in July 2000 to enable companies to introduce a new Inland Revenue approved Employee Share Ownership Plan ("ESOP"). The company was amongst the first to introduce these arrangements for all UK employees. The ESOP enables employees to purchase shares in the company from pre-tax income up to the limits specified in the legislation. The company matches these shares at no cost to the employee on a one-for-one ratio. The legislation also enables the company to award free shares to employees. No free shares were awarded during 2001/02.

The graphs below represent the comparative Total Shareholder Return (% growth) performance of the company during the performance period for Award 3 of the Long Term Incentive Plan (May 1998 - May 2001) that vested during the financial year.

FTSE 100 Comparators

     [GRAPHIC]


Electricity & Water Companies

     [GRAPHIC]

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |50

Remuneration Report of the Directors continued

Pension

The executive directors, and other senior managers of the company, are provided with pension benefits through the company's main pension scheme, and through an executive top-up pension plan which provides a maximum pension of two-thirds of final salary on retirement at age 63, reduced where service to age 63 is less than 20 years. Pensionable salary is normally base salary in the 12 months prior to leaving the company.

Individuals who joined the company on or after 1 June 1989 are subject to the Inland Revenue earnings cap, introduced by the Finance Act 1989. Entitlement above the cap cannot be provided through the company's approved pension benefits, and therefore arrangements on an unapproved basis have been made to provide total benefits for executives affected by the legislation as though there was no cap. The total liability in respect of executives and senior employees arising in relation to unapproved benefits accrued for service for the year to 31 March 2002 was (Pounds)690,000. The Trustee body of the Executive Top Up Plan is chaired by the Group Company Secretary.

The Committee has reported the pension expense in accordance with the requirements of the UK Listing Authority. Pension costs detailed in the Accounts are calculated as the cost of providing benefits accrued in 2001/02.

Benefits

Executive directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car, fuel, private medical provision and permanent health insurance. Senior executives, depending upon grade, are eligible for certain of these benefits.

As with salary, the level of benefits is reviewed annually through surveys from independent consultants. Practice varies as to the composition of these items amongst the comparator group and the company's benefits are broadly in line with the practice of the group.

To summarise the above, the executive directors are required to meet or exceed performance targets in order to receive bonus payments and to participate in the Long Term Incentive Plan and the Executive Share Option Plan 2001. Their base salaries are set in accordance with market competitive levels and performance assessments. The employee share plans are open to all UK employees. They are essentially savings vehicles and are not subject to a performance test. Pension entitlements and other benefits are not performance related.

Service contracts

ScottishPower has reviewed its policy on service contracts and, in accordance with the best practice recommendation of the Combined Code, has resolved that new appointees to the Board be offered notice periods of one year. The Committee recognises however that it may be necessary, in the case of appointments from outside the company, to offer a longer initial notice period: the intent being to subsequently reduce this period to one year following an agreed initial period.

The Committee's policy on early termination is to emphasise the duty to mitigate to the fullest extent practicable. Senior managers within the company have notice periods ranging from six months to one year.

Executive directors, Charles Berry and David Nish, were appointed to the Board on or after 1 April 1999; these appointments have service contracts terminable on one year's notice from both parties.

Two executive directors appointed before 1 April 1999 had service contracts terminable by the company on two years' notice (this having been reduced from the three year period applicable prior to September 1994) and by the individuals concerned on one year's notice. Ken Vowles retired on 31 March 2002 and accordingly only one executive director, the Chief Executive, Ian Russell, now has a service contract terminable by the company on two years' notice. Given that the Chief Executive agreed, without compensation, to a previous reduction in the notice period in his service contract, the Committee believes that it remains appropriate for him to retain a two-year rolling contract.

External non-executive appointments

The company encourages its directors to become non-executive directors of other companies, provided that these are not with competing companies, are not likely to lead to any conflicts of interest, and do not require extensive commitments of time which would prejudice their roles within the company. This serves to add to their personal and professional experience and knowledge, to the benefit of the company. Any fees derived from such appointments may be retained by the executives.

Remuneration policy for non-executive directors

The remuneration of non-executive directors is determined by the Board and consists of fees for their service in connection with the Board and Board Committees. Additional fees are also payable for chairing Board Committees. The non-executive directors do not have service contracts, are not members of the company's pension schemes and do not participate in any bonus, share option or other profit or long-term incentive scheme. Full details of the remuneration of the non-executive directors are contained in Table 26.

Compensation of directors and officers

For US reporting purposes, it is necessary to provide information on compensation and interests for directors and officers. The aggregate amount of compensation paid by the group to all directors and officers of the company was (Pounds)5,482,058.

During 2001/02 the aggregate amount set aside or accrued by the group to provide pension, retirement or similar benefits for directors and officers of the company pursuant to any existing plan provided or contributed to by the group was (Pounds)1,740,336.

Interest of management in certain transactions

There have been no material transactions during the group's three most recent financial years, nor are there presently proposed to be any material transactions to which the company or any of its subsidiaries was or is a party and in which any director or officer, or 10% shareholder, or any relative or spouse thereof or any relative of such a spouse, who had the same home as such person or who is a director or officer of any subsidiary of the company has or is to have a direct or indirect material interest.

During the group's three most recent financial years there has been no, and at present there is no, outstanding indebtedness to the company or any of its subsidiaries owed or owing by any director or officer of the group or any associate thereof.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |51

Directors' interests

Other than as disclosed, none of the directors had a material interest in any contract of significance with the company and its subsidiaries during or at the end of the financial year. The directors' interests, all beneficial, in the ordinary shares of the company, including interests in options under the company's ExSOP and Sharesave Schemes and awards under the LTIP, are shown on pages 52 to 54.

Directors' and officers' liability insurance

The company maintains liability insurance for the directors and officers of the company and its subsidiaries.

Directors' emoluments and interests

Total emoluments
Table 26 provides a breakdown of the total emoluments of the Chairman and all the directors in office during the year ended 31 March 2002.

Directors' pension benefits

Details of pension benefits earned by the executive directors during the year are shown in Table 27.



Table 26 - Remuneration of directors during 2001/02
------------------------------------------------------------------------------------------------------------------------------------
                                                              Basic salary         Bonus         Benefits in kind        Total
                                                              (Pounds)000's    (Pounds)000's      (Pounds)000's      (Pounds)000's
                                                             2002       2001   2002     2001      2002      2001    2002       2001
------------------------------------------------------------------------------------------------------------------------------------
Chairman and executive directors

Charles Miller Smith                                        235.0      235.0      -        -      13.8       4.7     248.8     239.7
Sir Ian Robinson (retired 4 May 2001)                        93.3      522.7      -        -       2.9      24.2      96.2     546.9
Ian Russell (appointed Chief Executive 17 April 2001)       542.9      390.0      -        -      27.6      34.6     570.5     424.6
Charles Berry                                               280.0      220.0      -        -      19.2      19.3     299.2     239.3
David Nish                                                  325.0      225.0      -        -      23.9      28.0     348.9     253.0
Alan Richardson (retired 31 December 2001)*                 225.0      245.0      -        -       0.8       0.7     225.8     245.7
Ken Vowles (retired 31 March 2002)                          300.0      270.0      -        -      16.0      14.1     316.0     284.1
-------------------------------------------------------  --------   --------  -----    -----    ------    ------  --------  --------
Total                                                     2,001.2    2,107.7      -        -     104.2     125.6   2,105.4   2,233.3
=======================================================  ========   ========  =====    =====    ======    ======  ========  ========

                                                                  Fees             Bonus         Benefits in kind         Total
                                                              (Pounds)000's    (Pounds)000's      (Pounds)000's       (Pounds)000's
                                                             2002       2001   2002     2001      2002      2001      2002      2001
------------------------------------------------------------------------------------------------------------------------------------
Non-executive directors (fees & expenses)

Keith McKennon (retired 27 July 2001)                        21.3       64.0      -        -      17.4      11.0      38.7      75.0
Euan Baird                                                   28.5        6.5      -        -       0.7         -      29.2       6.5
Mair Barnes                                                  32.0       33.0      -        -       1.0       2.8      33.0      35.8
Philip Carroll (appointed 15 January 2002)                    4.4          -      -        -       0.6         -       5.0         -
Sir Peter Gregson                                            40.5       36.5      -        -       2.8       2.1      43.3      38.6
Nolan Karras**                                               32.8       33.5      -        -      19.7       6.5      52.5      40.0
Allan Leighton                                               27.5        6.5      -        -       0.1       0.4      27.6       6.9
Ewen Macpherson                                              39.5       39.5      -        -       4.0       2.2      43.5      41.7
Robert Miller (resigned 8 June 2001)                          6.1       31.5      -        -       2.2      21.0       8.3      52.5
John Parnaby (retired 27 July 2001)                          12.8       40.5      -        -       3.9       1.9      16.7      42.4
-------------------------------------------------------  --------   --------  -----    -----    ------    ------  --------  --------
Total                                                       245.4      291.5      -        -      52.4      47.9     297.8     339.4
=======================================================  ========   ========  =====    =====    ======    ======  ========  ========

Other emoluments

* Alan Richardson received an additional (Pounds)381,220 (2001 (Pounds)283,220) in respect of housing, foreign service allowance and other essential costs associated with his assignment as Executive Director, US, based in Portland, Oregon. These costs include relocation and repatriation back to the UK.

** Nolan Karras received emoluments in the US of (Pounds)22,613 (2001 (Pounds)26,857) in respect of services to the PacifiCorp and Utah advisory boards in the form of cash and shares.

(i) The emoluments of the highest paid director (Ian Russell) excluding pension contributions were (Pounds)570,531. In addition, gains on exercise of share awards before tax during the year by Ian Russell amounted to (Pounds)138,628. The emoluments of the highest paid director in 2000/01 (Sir Ian Robinson) excluding pension contributions were (Pounds)546,862. Details of other share related incentives are contained in Tables 28 and 29.

(ii) Pension contributions made by the company under approved pension arrangements for Ian Russell amounted to (Pounds)nil (2001 (Pounds)nil). Ian Russell also has an entitlement under the unapproved pension benefits described further in Table 27(i).

(iii) Sir Ian Robinson retired from the Board on 4 May 2001 and as an employee on 31 May 2001. Alan Richardson retired from the Board and as an employee on 31 December 2001. Ken Vowles retired from the Board and as an employee on 31 March 2002.

(iv) In addition to the above, payments were made to Sir Ian Robinson of (Pounds)385,000; Alan Richardson of (Pounds)372,099; and Ken Vowles of (Pounds)405,649, in accordance with the terms of their respective contracts. Details of pension scheme entitlements and interests in performance and other share plans are set out overleaf in Tables 27 and 29 respectively.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |52

Remuneration Report of the Directors continued



Table 27 - Defined benefits pension scheme 2001/02

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Transfer value
                                                                                                                        of increases
                                                                                                                               after
                                                                                        Additional                        indexation
                                                                                           pension                           (net of
                                                                       Transferred          earned         Accrued        director's
                                                                     - in benefits         in year     entitlement     contribution)
                                                                      (Pounds)p.a.    (Pounds)p.a.    (Pounds)p.a.          (Pounds)
------------------------------------------------------------------------------------------------------------------------------------
Charles Miller Smith                                                             -               -               -                -
Sir Ian Robinson (retired from the Board on 4 May 2001 and
from the company on 31 May 2001)                                                 -               -               -                -
Ian Russell                                                                 15,094          52,738         144,159          545,011
Charles Berry                                                                    -          23,568          82,744          246,993
David Nish                                                                  34,938          26,111          67,356          200,946
Alan Richardson (retired 31 December 2001)                                       -          50,263         130,000          633,959
Ken Vowles (retired 31 March 2002)                                         127,808          14,346         141,570          231,657
==================================================================   =============    ============     ===========     =============

(i) The accrued entitlement of the highest paid director (Ian Russell) was (Pounds)144,159. In 2001, the accrued entitlement of the highest paid director (Sir Ian Robinson) was (Pounds)319,200. During the year, retirement benefits were accrued under the defined benefits pension scheme in respect of 5 directors (2001 6 directors). The method of calculation of retirement benefits for Sir Ian Robinson was agreed prior to his retirement and published in last year's Remuneration Report.

(ii) The transfer value of the increases after indexation represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deduction of members' contributions. Although the transfer value represents a liability to the pension scheme in respect of approved benefits and to the company in respect of unapproved benefits, it is not a single sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration. Instead, this value would not be payable until the director's retirement date, and thereafter would be spread over the remainder of his lifetime (and also covering the cost of dependants' benefits after his death).

(iii) With respect to Alan Richardson, the figures shown in the table above reflect the increase in his pension, including contractual changes made to enable his withdrawal. In addition, the value of allowing him to take his retirement benefits immediately was (Pounds)850,750.

(iv) The pension entitlement shown is that which would be paid annually on retirement based upon service to the end of the year. Members of the group's schemes have the option of paying additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(v) Executives who joined the company on or after 1 June 1989 are subject to the earnings cap, introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the company's approved schemes due to the earnings cap are provided through unapproved pension arrangements, details of which are included in the Remuneration Report. The pension benefits disclosed above include approved and unapproved pension arrangements.

(vi) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at December 2001 (0.7%).

(vii) The value of the increase in Members' entitlements has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance note GN11, in two parts: The approved element being based upon the normal cash equivalent transfer value assumptions less directors' contributions; the unapproved element is calculated in line with FRS 17 assumptions.

(viii) Transferred in benefits represent pension rights accrued in respect of previous employments.

(ix) The total liabilities, calculated on an FRS 17 basis, for the 14 executives and senior employees arising in relation to unapproved benefits for service for the year to 31 March 2002 was (Pounds)690,000 (2001 (Pounds)500,000). All benefits for the above are provided on a defined benefit basis.

Table 28 - Directors' interests in shares as at 31 March 2002

---------------------------------------------------------------------------------------------------------------
                                   Ordinary shares          Share options (Executive)  Share options (Sharesave)
---------------------------------------------------------------------------------------------------------------
                                               1.4.01
                                          (or date of
                                          appointment
                                31.3.02     if later)       31.3.02           1.4.01    31.3.02          1.4.01
---------------------------------------------------------------------------------------------------------------
Charles Miller Smith             11,000        11,000             -                -          -               -
Ian Russell                     .86,817       .58,418       227,743                -      4,371               -
Charles Berry                   .18,958       .14,691       107,660                -        903           2,232
David Nish                       .7,294        .4,112       124,223                -      2,509           2,215
Ken Vowles                     .143,410      .138,801       124,223                -      3,073           5,501
Euan Baird                      100,000       100,000             -                -          -               -
Mair Barnes                       1,400         1,400             -                -          -               -
Philip Carroll                        -             -             -                -          -               -
Sir Peter Gregson                 1,093         1,024             -                -          -               -
Nolan Karras                     31,286        27,347             -                -          -               -
Allan Leighton                        -             -             -                -          -               -
Ewen Macpherson                   5,000         5,000             -                -          -               -
===========================   =========     =========      ========        =========    =======       =========

--------------------------------------------------------------------------------------
                                             Long Term Incentive Plan
--------------------------------------------------------------------------------------



                                        31.3.02                     1.4.01
                                **Vested      *Potential    **Vested      *Potential
------------------------------------------------------------------------------------
Charles Miller Smith                   -               -           -               -
Ian Russell                       12,682         175,063      27,691         114,694
Charles Berry                      4,433          87,904       9,951          55,461
David Nish                         4,191          85,030           -          45,286
Ken Vowles                        29,796         109,308      20,768          81,655
Euan Baird                             -               -           -               -
Mair Barnes                            -               -           -               -
Philip Carroll                         -               -           -               -
Sir Peter Gregson                      -               -           -               -
Nolan Karras                           -               -           -               -
Allan Leighton                         -               -           -               -
Ewen Macpherson                        -               -           -               -
===========================   ==========      ==========   =========      ==========

None of the directors has an interest in ordinary shares which is greater than 1% of the issued share capital of the company.

* These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

** These shares represent the number of shares the directors are entitled to receive when the Long Term Incentive Plan award is exercisable after the fourth anniversary of grant calculated according to the performance criteria measured over the three-year performance period.

.. These shares include the number of shares which the directors hold in the Employee Share Ownership Plan, shown below.

                         Free    Partnership    Matching     Dividend
                       shares         shares      shares       shares      Total
--------------------------------------------------------------------------------
Ian Russell                50            388         388           33        859
Charles Berry              50            388         388           33        859
David Nish                 50            388         388           33        859
Ken Vowles                 50            388         388            -        826
===================  ========     ==========    ========      =======    =======

Between 31 March 2002 and 1 May 2002, Ian Russell, Charles Berry and David Nish each acquired 34 Partnership Shares and 34 Matching Shares as part of the regular monthly transactions of the Employee Share Ownership Plan. Otherwise, there have been no changes in the directors' interests between 31 March 2002 and 1 May 2002.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |53

Table 29 - Directors' interests in performance and other share plans at 31 March 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                      31 March
                                                                          2002                         Market
                                                                   (or date of    Option             price at
                                                                    retirement  exercise              date of    Date from
                             1 April                               as director     price       Date  exercise        which    Expiry
                                2001  Granted  Exercised  Lapsed#  if earlier)   (pence)  exercised   (pence)  exercisable      date
------------------------------------------------------------------------------------------------------------------------------------
Long Term Incentive Plan
Ian Russell                        -        -          -        -           -       nil                           9 Aug 00  8 Aug 03
                              27,691        -     27,691        -           -       nil   29 May 01  500.625     16 May 01 15 May 04
                              31,706        -          -   19,024      12,682       nil                           7 May 02  6 May 05
                              37,988        -          -        -      37,988       nil                          10 May 03  9 May 06
                              45,000        -          -        -      45,000       nil                           5 May 04  4 May 07
                                   -   92,075          -        -      92,075       nil                           4 May 04  3 May 08
                            --------  -------    -------  -------    --------   -------  ---------- --------    ---------- ---------
                             142,385   92,075     27,691   19,024     187,745
=========================   ========  =======    =======  =======    ========   =======  ========== ========    ========== =========
Charles Berry                      -        -          -        -           -       nil                           9 Aug 00  8 Aug 03
                               9,951        -      9,951        -           -       nil   31 May 01  510.25      16 May 01 15 May 04
                              11,083        -          -    6,650       4,433       nil                           7 May 02  6 May 05
                              18,994        -          -        -      18,994       nil                          10 May 03  9 May 06
                              25,384        -          -        -      25,384       nil                           5 May 04  4 May 07
                                   -   43,526          -        -      43,526       nil                           4 May 04  3 May 08
                            --------  -------    -------  -------    --------   -------  ---------- --------    ---------- ---------
                              65,412   43,526      9,951    6,650      92,337
=========================   ========  =======    =======  =======    ========   =======  ========== ========    ========== =========
David Nish                         -        -          -        -           -       nil                           9 Aug 00  8 Aug 03
                                   -        -          -        -           -       nil                          16 May 01 15 May 04
                              10,479        -          -    6,288       4,191       nil                           7 May 02  6 May 05
                              11,731        -          -        -      11,731       nil                          10 May 03  9 May 06
                              23,076        -          -        -      23,076       nil                           5 May 04  4 May 07
                                   -   50,223          -        -      50,223       nil                           4 May 04  3 May 08
                            --------  -------    -------  -------    --------   -------  ---------- --------    ---------- ---------
                              45,286   50,223          -    6,288      89,221
=========================   ========  =======    =======  =======    ========   =======  ========== ========    ========== =========
Alan Richardson                9,661        -      9,661        -           -       nil    9 May 01  455.38       9 Aug 00  8 Aug 03
(retired 31 December 2001)    10,816        -     10,816        -           -       nil   22 May 01  473.25      16 May 01 15 May 04
                              11,446        -          -    6,868       4,578       nil                           7 May 02  6 May 05
                              18,994        -          -        -      18,994       nil                          10 May 03  9 May 06
                              25,384        -          -        -      25,384       nil                           5 May 04  4 May 07
                                   -   50,223          -        -      50,223       nil                           4 May 04  3 May 08
                            --------  -------    -------  -------    --------   -------  ---------- --------    ---------- ---------
                              76,301   50,223     20,477    6,868      99,179
=========================   ========  =======    =======  =======    ========   =======  ========== ========    ========== =========
Sir Ian Robinson              36,072        -          -        -      36,072       nil                           9 Aug 00  8 Aug 03
(retired from the Board
4 May 2001 and                40,383        -          -        -      40,383       nil                          16 May 01 15 May 04
from the company on 31
May 2001)                     41,916        -          -        -      41,916       nil                           7 May 02  6 May 05
                              46,927        -          -        -      46,927       nil                          10 May 03  9 May 06
                              58,153        -          -        -      58,153       nil                           5 May 04  4 May 07
                            --------  -------    -------  -------    --------   -------  ---------- --------    ---------- ---------
                             223,451        -          -        -     223,451
=========================   ========  =======    =======  =======    ========   =======  ========== ========    ========== =========
Ken Vowles                         -        -          -        -           -       nil                           9 Aug 00  8 Aug 03
(retired 31 March 2002)       20,768        -          -        -      20,768       nil                          16 May 01 15 May 04
                              22,570        -          -   13,542       9,028       nil                           7 May 02  6 May 05
                              27,932        -          -        -      27,932       nil                          10 May 03  9 May 06
                              31,153        -          -        -      31,153       nil                           5 May 04  4 May 07
                                   -   50,223          -        -      50,223       nil                           4 May 04  3 May 08
                            --------  -------    -------  -------    --------   -------  ---------- --------    ---------- ---------
                             102,423   50,223          -   13,542     139,104
=========================   ========  =======    =======  =======    ========   =======  ========== ========    ========== =========

On 16 May 2001, the second awards under the Long Term Incentive Plan became exercisable. The mid-market closing price on that day was 487 pence and the value attributable to those awards at that date was (Pounds)533,796. Details of awards exercised are shown in the table above.

# During the year, the performance period for awards granted under the Long Term Incentive Plan in 1998 ended and, on the basis of the company's total shareholder return, 40% of shares under awards vested. However, awards may not be exercised until the fourth anniversary of the grant and are exercisable until the seventh anniversary.

In accordance with the rules of the Long Term Incentive Plan, retiring directors are entitled to retain a portion of Long Term Incentive Plan awards. However, following retirement, these remain subject to the performance criteria detailed in (ii) below.

As a result of the retirement of Sir Ian Robinson from the company on 31 May 2001 and in accordance with the rules of the Long Term Incentive Plan, 19,385 shares under the award of 58,153 shares granted in 2000 lapsed leaving a balance of 38,768. On 7 May 2001, 25,150 shares under the award of 41,916 shares granted in 1998 lapsed leaving a balance of 16,766 shares.

As a result of the retirement of Alan Richardson from the company on 31 December 2001 and in accordance with the rules of the Plan, 3,526 shares under the award of 25,384 shares granted in 2000 lapsed leaving a balance of 21,858 shares and 23,717 shares under the award of 50,223 shares granted in 2001 lapsed, leaving a balance of 26,506 shares.

As a result of the retirement of Ken Vowles from the company on 31 March 2002 and in accordance with the rules of the Plan, 2,791 shares under the award of 50,223 shares granted in 2001 lapsed, leaving a balance of 47,432 shares.

Footnote

Awards granted to directors under the Long Term Incentive Plan on 2 May 2002 were as follows: Ian Russell 101,600; Charles Berry 55,418; and David Nish 64,655.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |54

Remuneration Report of the Directors continued

Table 29 - Directors' interests in performance and other share plans at 31 March 2002 continued

                                                                                             31 March
                                                                                                 2002       Option
                                                                                          (or date of     exercise
                                               1 April                                     retirement        price          Date
                                                  2001    Granted   Exercised   Lapsed#    if earlier)      (pence)    exercised
--------------------------------------------------------------------------------------------------------------------------------
Executive Share Option Plan 2001
Ian Russell                                          -    227,743           -         -       227,743        483.0
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                     -    227,743           -         -       227,743
===========================================   ========   ========   =========   =======    ==========    =========     =========
Charles Berry                                        -    107,660           -         -       107,660        483.0
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                     -    107,660           -         -       107,660
===========================================   ========   ========   =========   =======    ==========    =========     =========
David Nish                                           -    124,223           -         -       124,223        483.0
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                     -    124,223           -         -       124,223
===========================================   ========   ========   =========   =======    ==========    =========     =========
Alan Richardson (retired 31 December 2001)           -    124,223           -         -       124,223        483.0
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                     -    124,223           -         -       124,223
===========================================   ========   ========   =========   =======    ==========    =========     =========
Ken Vowles (retired 31 March 2002)                   -    124,223           -         -       124,223        483.0
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                     -    124,223           -         -       124,223
===========================================   ========   ========   =========   =======    ==========    =========     =========
Sharesave Scheme
Ian Russell                                          -      4,371           -         -         4,371        386.0
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                     -      4,371           -         -         4,371
===========================================   ========   ========   =========   =======    ==========    =========     =========
Charles Berry                                    1,329          -       1,329         -             -        440.0*     3 Sep 01
                                                   903          -           -         -           903        429.0*
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                 2,232          -       1,329         -           903
===========================================   ========   ========   =========   =======    ==========    =========     =========
David Nish                                       2,215          -       2,215         -             -        440.0*     3 Sep 01
                                                     -      2,509           -         -         2,509        386.0*
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                 2,215      2,509       2,215         -         2,509
===========================================   ========   ========   =========   =======    ==========    =========     =========
Alan Richardson (retired 31 December 2001)       1,568          -           -         -         1,568        440.0
                                                 1,573          -           -         -         1,573        429.0
                                                     -        874           -         -           874        386.0*
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                 3,141        874           -         -         4,015
===========================================   ========   ========   =========   =======    ==========    =========     =========
Ken Vowles (retired 31 March 2002)               3,933          -       3,933         -             -        263.1      3 Sep 01
                                                 1,568          -           -         -         1,568        440.0
                                                     -      1,505           -         -         1,505        386.0*
                                              --------   --------   ---------   -------    ----------    ---------     ---------
                                                 5,501      1,505       3,933         -         3,073
===========================================   ========   ========   =========   =======    ==========    =========     =========

                                                     Market
                                                   price at          Normal
                                                    date of       date from          Normal
                                                   exercise           which          expiry
                                                     (pence)    exercisable            date
-------------------------------------------------------------------------------------------
Executive Share Option Plan 2001
Ian Russell                                                       21 Aug 04       21 Aug 11
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Charles Berry                                                     21 Aug 04       21 Aug 11
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
David Nish                                                        21 Aug 04       21 Aug 11
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Alan Richardson (retired 31 December 2001)                        21 Aug 04       21 Aug 11
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Ken Vowles (retired 31 March 2002)                                21 Aug 04       21 Aug 11
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Sharesave Scheme
Ian Russell                                                        1 Sep 06       28 Feb 07
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Charles Berry                                         489.0        1 Sep 01       28 Feb 02
                                                                   1 Sep 02       28 Feb 03
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
David Nish                                            489.0        1 Sep 01       28 Feb 02
                                                                   1 Sep 04       28 Feb 05
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Alan Richardson (retired 31 December 2001)                         1 Sep 03       29 Feb 04
                                                                   1 Sep 04       28 Feb 05
                                                                   1 Sep 06       28 Feb 07
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========
Ken Vowles (retired 31 March 2002)                    489.0        1 Sep 01       28 Feb 02
                                                                   1 Sep 03       29 Feb 04
                                                                   1 Sep 04       28 Feb 05
                                                  ---------     -----------     -----------

============================================      =========     ===========     ===========

*Denotes options granted under a three-year scheme.

(i) The market price of the shares at 28 March 2002 (the last trading day before the financial year end) was 359.50 pence and the range during 2001/02 was 350.00 pence to 521.84 pence.

(ii) The Long Term Incentive Plan makes annual awards to acquire shares in ScottishPower at nil or nominal cost to the plan participants up to a maximum value equal to 75% of base salary. The award will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and improvements in certain Ofgem published Customer Service Standards and OFWAT published levels of service are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. Assuming that such targets have been achieved, the number of shares that can be acquired will be dependent upon how the company ranks in terms of its total shareholder return performance over a three-year period, in comparison to the constituent companies of the FTSE 100 index and the Electricity and Water sectors and a group of international energy companies. A percentage of each half of the award will vest depending upon the company's ranking within each of the comparator groups. The plan participant may acquire the shares in respect of the percentage of the award which has vested at any time after the third or fourth year, as appropriate, up to the seventh year after the grant of the award. No dividends accrue to participants prior to vesting.

(iii) During the year, the Executive Share Option Plan 2001 was launched, whereby options are granted to relevant executives and senior managers. These options are subject to the performance criterion that the percentage increase in the company's annualised earnings per share be at least 3% (adjusted for any increase in the Retail Price Index). This criterion is assessed at the end of the third financial year, the first year being the financial year starting immediately before the date of grant. If the criterion is not satisfied over this period it is tested again at the end of the fourth financial year. If the criterion is not satisfied over this period, it is tested again at the end of the fifth financial year. If the criterion is not satisfied over this period, then the options lapse. In accordance with the Plan rules, directors retiring during the year are entitled to exercise their executive options within 42 months of the date of grant (21 August 2001).

(iv) The option price for Sharesave options is calculated by reference to the middle-market quotation on the day immediately preceding the date of invitation and discounted by 20% in accordance with the Inland Revenue rules for such schemes. In accordance with the rules of the Scheme, directors retiring during the year are entitled to exercise Sharesave options within 6 months of the date of their retirement, over the number of shares which can be purchased using their savings plus interest.

(v) The number of options granted to a director under the Sharesave Scheme is calculated by reference to the total amount which the director agrees to save for a period of three or five years under an Inland Revenue approved savings contract, subject to a current maximum.

(vi) At 1 April 2001, Keith McKennon held options to acquire 145,000 ScottishPower ADSs at an option price of $32.76 exercisable from February 2003 to February 2009. One ScottishPower ADS equates to four ordinary shares, and therefore the option, expressed in ordinary shares, was over 580,000 ordinary shares. He retains these options following retirement on 27 July 2001.

(vii) Total gains made on exercise of directors' share options and awards during the year were (Pounds)295,205 (2001 (Pounds)319,599).

Footnote

Options granted to directors under the Executive Share Option Plan 2001 on 2 May 2002 were as follows: Ian Russell 270,935; Charles Berry 147,783; and David Nish 172,413.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |55

Directors' responsibility for the accounts

The directors are required by law to prepare Accounts for each financial year and to present them annually to the company's members at the Annual General Meeting. The Accounts, of which the form and content are prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year, and of the group's profit or loss for the period.

The directors confirm that suitable Accounting Policies have been used and applied consistently, and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2002. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and of the group and to prevent and detect fraud or any other irregularities.

Auditors

PricewaterhouseCoopers have expressed their willingness to continue in office and a resolution to reappoint PricewaterhouseCoopers as the company's auditors will be proposed at the Annual General Meeting.

Report of the directors

The Report of the Directors comprising the statements and reports has been approved by the Board and signed on its behalf by

/s/ Andrew Mitchell

Andrew Mitchell
Secretary
1 May 2002

Cautionary statement for purposes of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995

Certain matters discussed in this document are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 (the "PSLRA") and any rules, regulations or releases of the Securities and Exchange Commission with respect thereto. Forward-looking statements in this document include, but are not limited to, statements in: "Chief Executive's Review" relating to PacifiCorp's aim to achieve its target return on equity of approximately 11% by 2004/05 and achieve operating cost savings of $300 million by 2004/05, improving our cost to serve, investments in new generation, improvements in recording of the prudency of net power cost purchases and investments, the approval process for US restructuring, further investments to improve operational reliability and security of supply, participation in a Regional Transmission Organization, growth of PPM, expect PPM to be profitable in 2002/03, integration of generation assets, trading activities and energy retailing to customers, expect greater demand for gas storage services, customer service process improvements, expect cost base in 2002/03 to be at or near the UK regulatory frontier, installation of new network and upgrade of control systems; "Business Review - US Division" relating to plans to expand energy business, plans to lower cost and risk of supplying power, expectations for sources and supplies of energy requirements, prices paid by PacifiCorp to provide load balancing resources, price changes with the federal Bonneville Power Administration, forecasts for average annual growth in retail megawatt hour sales for the period from 2003 to 2006, PacifiCorp's expectations regarding the effect of deregulation and PPM's target of renewable development opportunities; "Business Review -UK Division" relating to maximising value of both generation and supply assets, leveraging benefits of its generation asset base and commercial trading operations, additional windfarm development; the ability of ScottishPower's UK power stations to support generation output and timing of the upgrade of the England-Scotland transmission link and the commencement of operation of the Scotland-Northern Ireland interconnector; "Business Review - Infrastructure Division" relating to restructuring the asset-owner businesses so they now act as an integrated business unit to concentrate expertise on regulatory issues, effect on the company of the demerger of Thus Group plc and the sale of Southern Water; "Business Review - Group Employees" relating to reductions in the PacifiCorp workforce; "Business Review - Group Environmental Policy" relating to the development and effects of renewable energy sources and environmental regulations and the goal of pursuing permitting changes that tend to reduce emissions while allowing for efficient operation of thermal generating plants; "Business Review - US Business Regulation" relating to the economic impact of mandates from the Federal Power Act, the effectiveness of programs aimed at demand side management, the effects and timing of the US restructuring efforts, the effectiveness of current and future price increases, replacement agreements are expected to provide savings for residential and irrigation customers, as well as the impact of compliance costs; "Business Review - Regulation of the Electricity and Gas Industries in the UK" relating to implementation of a Great Britain-wide wholesale market for electricity and revised arrangements in respect of the interconnector between England and Scotland; "Business Review - Environmental Regulation" relating to ScottishPower's goal of meeting or bettering environmental requirements; "Business Review - UK Environmental Regulation" relating to the effects of changes in the regulations of the UK, EU and United Nations, and the ability to comply with such regulations, ScottishPower's expectation to meet its target of 10% generation from renewable energy sources by 2010; "Financial Review - Capital Expenditure and Cash Flow (2001/02)" relating to the description of new sources of power; "Quantitative and Qualitative Disclosures about Market Risk" relating to risk management controls and other risk management activities; "Financial Review - Financial Instruments and Risk Management" relating to the belief that the group is not exposed to any material concentration of credit risk, sensitivity analysis and impact of adverse price changes; "Financial Review -Accounting Developments" relating to the impact on future US GAAP results for upcoming financial years; and our stated dividend aim is 5% of nominal growth for each year through to March 2003.

ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements.

ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group's actual future:

- any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

- future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

- the availability of acceptable quality fuel at favorable prices;

- the availability of operational capacity of plants;

- the success of reorganizational and cost-saving efforts; and

- development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |56

Accounts 2001/02

Accounting Policies and Definitions

Definitions

Business segment definitions

ScottishPower defines business segments for management reporting purposes based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate.

Business segments have been included under either `continuing operations' or `discontinued operations' as appropriate.

The business segments of the group are defined as follows:

Continuing operations

United Kingdom

UK Division - Generation, Trading and Supply
The generation of electricity from the group's own power stations, the purchase of external supplies of electricity and gas for sale to customers, together with related billing and collection activities, gas storage, sale of gas to industrial and domestic customers and the sale of electricity to electricity suppliers, in Scotland and England & Wales and full participation in the New Electricity Trading Arrangements ("NETA") in England & Wales.

Infrastructure Division - Power Systems
The transmission and distribution businesses in Scotland and the distribution business of Manweb operating in Merseyside and North Wales and, specifically, the transportation of units of electricity from the power stations through the transmission and distribution networks to customers in Scotland and to customers in Northern Ireland and England & Wales through the Interconnectors.

United States

US Division - PacifiCorp
A vertically integrated electric utility that includes the generation, transmission and distribution and sale of electricity to retail, industrial and commercial customers in portions of six western states; Utah, Oregon, Wyoming, Washington, Idaho and California. The operations also include wholesale sales and power purchase transactions with various entities. The state regulatory commissions and Federal Energy Regulatory Commission ("FERC") regulate the retail and wholesale operations. The US Division also includes businesses of other US subsidiaries not regulated as electricity utilities in the US, including PacifiCorp Power Marketing, Inc. ("PPM") which commenced substantive operations in 2001. PPM is primarily a wind and gas development led, asset-backed marketer of power to wholesale customers in the western US. PPM also provides natural gas storage/hub services in North America.

Discontinued operations

United Kingdom

Infrastructure Division - Southern Water
The provision of water and wastewater services in the south-east of England, together with related billing and collection activities. The decision to dispose of the Southern Water business was announced on 8 March 2002 and was completed on 23 April 2002.

Thus
The provision of telecommunications services, internet access and information services to national corporates, small and medium-sized enterprises and residential customers. In 1999/00 this segment also included the operations of the mobile telephone business which was sold in November 1999 and the fixed radio access telephony operations from which the group withdrew in July 1999. Thus Group plc ("Thus") was demerged from ScottishPower on 19 March 2002.

Appliance Retailing
The retailing and servicing of domestic electrical goods and home entertainment appliances. The business was disposed of and withdrawn from during the year ended 31 March 2002.

Revenue cost definitions

Cost of sales
The cost of sales for the group, excluding Southern Water, reflect the direct costs of the generation and purchase of electricity, the purchase of natural gas, appliance retailing and telecommunications services. For Southern Water, cost of sales represents the cost of extracting water from underground and raw water surface reservoirs and of its treatment and supply to customers and the collection of wastewater and its treatment and disposal.

Transmission and distribution costs
The cost of transmitting units of electricity from the power stations through the transmission and distribution networks to customers. It includes the costs of metering, billing and debt collection. This heading is considered more appropriate to the electricity industry than the standard Companies Act heading of distribution costs.

Administrative expenses
The indirect costs of businesses, the costs of corporate services, property rates and goodwill amortisation.

Other definitions
Company or ScottishPower
Scottish Power plc.

Group
Scottish Power plc and its consolidated subsidiaries.

Associated undertakings
Entities in which the group holds a long-term participating interest and exercises significant influence.

Joint ventures
Entities in which the group holds a long-term interest and shares control with another company external to the group.

Subsidiary undertakings
Entities in which the group holds a long-term controlling interest.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |57

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, modified to include the revaluation of certain tangible fixed assets, and in accordance with applicable accounting standards in the UK and, subject to the treatment of water infrastructure grants and contributions described under `Grants and contributions' below, comply with the requirements of the Companies Act 1985.

In preparing these Accounts, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. A reconciliation to US GAAP is set out in Note 34.

Basis of consolidation

The group Accounts include the Accounts of the company and its subsidiary undertakings together with the group's share of results and net assets of associated undertakings and joint ventures.

For commercial reasons certain subsidiaries have a different year end. The consolidation includes the Accounts of these subsidiaries as adjusted for material transactions in the period between the year ends and 31 March.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Turnover

Turnover comprises the sales value of energy, goods, water, wastewater and other services supplied to customers during the year and excludes Value Added Tax and intra-group sales. Income from the sale of energy and measured water is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end.

Interest

Interest on the funding attributable to capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Financial instruments

Debt instruments
All borrowings are stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. Premiums and discounts arising on the early repayment of borrowings are recognised in the profit and loss account as incurred.

Interest rate swaps/Forward rate agreements
These are used to manage debt interest rate exposures. Amounts payable or receivable in respect of these agreements are recognised as adjustments to interest expense over the period of the contracts. The cash flows from, and gains and losses arising on terminations of, these contracts are recognised as returns on investments and servicing of finance. Where associated debt is not retired in conjunction with the termination of an interest swap, gains and losses are deferred and are amortised to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.

Interest rate caps/Swaptions/Options
Premiums received and payable on these contracts are amortised over the period of the contracts and are disclosed as interest income and expense. The accounting for interest rate caps and swaptions is otherwise in accordance with interest rate swaps detailed above.

Cross currency interest rate swaps

These are used both to hedge foreign exchange and interest rate exposures arising on foreign currency debt and to hedge overseas net investment. Where used to hedge debt issues, the debt is recorded at the hedge contracted rate and accounting is otherwise in accordance with interest rate swaps detailed above. Where used to hedge overseas net investment, spot gains or losses are recorded in the statement of total recognised gains and losses, with interest recorded in the profit and loss account.

Forward contracts
The group enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates and to hedge overseas net investment. Unrealised gains and losses on contracts are not accounted for until the maturity of the contract. The cash flows from forward purchase contracts are classified in a manner consistent with the underlying nature of the hedged transaction. Hence, spot gains or losses on hedges of the overseas net investment are recorded in the statement of total recognised gains and losses with the interest rate differential reflected in the profit and loss account. In addition, foreign currency debtors and creditors that are hedged with forward contracts are translated at the contracted rate at the balance sheet date. Where a currency forward contract no longer represents a hedge because either the underlying asset or liability has been derecognised, or the effectiveness of the hedge has been undermined, it is restated at fair value and any change in value is taken directly to the profit and loss account and reported within exchange losses.

Hydro-electric and temperature hedges
These instruments are used to hedge fluctuations in weather and temperature in the US. On a periodic basis, the group estimates and records a gain or loss in the profit and loss account corresponding to the total expected future cash flows from these contracts.

Commodity contracts
Where there is no physical delivery associated with commodity contracts, they are recorded at fair value on the balance sheet and movements reflected through the profit and loss account. Gas future contracts are undertaken for hedging and proprietary trading purposes. Where the instrument is a hedge, the daily margin calls are initially reflected on the balance sheet and subsequently reflected through

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |58

Accounting Policies and Definitions

the profit and loss account to match the recognition of the hedged item. Where the instrument is for proprietary trading the margin calls are reflected through the profit and loss account.

Taxation

In accordance with Financial Reporting Standard 19 `Deferred tax', full provision is made for deferred tax on a non-discounted basis.

Goodwill

Purchased goodwill represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill arising from the purchase of trading entities in accounting periods prior to 31 March 1998 was written off on acquisition against reserves. On disposal of trading entities, the goodwill previously included in reserves is charged to the profit and loss account matched by an equal credit to reserves. Goodwill arising on acquisitions since 1 April 1998 has been capitalised and amortised through the profit and loss account over its estimated useful economic life. Goodwill arising on overseas acquisitions is regarded as a currency asset and is retranslated at the end of each period at the closing rate of exchange.

Tangible fixed assets

Accounting for non-water infrastructure assets

Tangible fixed assets are stated at cost or valuation and are generally depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets.

Land is not depreciated except in the case of mines (see below). The main depreciation periods used by the group are as set out below.

                                                                          Years
-------------------------------------------------------------------------------
Coal, oil-fired, gas and other generating stations                        22-45
Hydro plant and machinery                                                20-100
Other buildings                                                              40
Transmission and distribution plant                                       20-75
Towers, lines and underground cables                                      40-60
Vehicles, computer software costs, miscellaneous equipment and fittings    3-40
------------------------------------------------------------------------ ------

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. For those assets with estimated remaining useful economic lives of more than 50 years, impairment reviews are undertaken annually. Impairment losses are recognised in the period in which they are identified.

Mine reclamation and closure costs

Provision is made for mine reclamation and closure costs when an obligation arises out of events prior to the year end. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset is also created of an amount equal to the provision. This asset, together with the cost of the mine, is subsequently depreciated on a unit of production basis. The unwinding of the discount is included within net interest and similar charges.

Decommissioning costs
Provision is made for the estimated decommissioning costs at the end of the producing lives of the group's power stations on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Infrastructure accounting
Water infrastructure assets, being mains and sewers, reservoirs, dams, sludge pipelines and sea outfalls comprise a network of systems. Expenditure on water infrastructure assets relating to increases in capacity or enhancement of the network and on maintaining the operating capability of the network in accordance with defined standards of service is treated as an addition to fixed assets.

The depreciation charge for water infrastructure assets is the estimated level of annualised expenditure required to maintain the operating capability of the network and is based on the asset management plan agreed with the water industry regulator as part of the price regulation process.

The asset management plan is developed from historical experience combined with a rolling programme of reviews of the condition of the infrastructure assets.

Leased assets

As lessee
Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight line basis.

As lessor
Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provisions for bad and doubtful rentals receivable.

Investments

Investments in subsidiary and associated undertakings and joint ventures are stated in the balance sheet of the parent company at cost, or nominal value of shares issued as consideration where applicable, less provision for any impairment in value. The group profit and loss account includes the group's share of the operating profits less losses, net interest charge and taxation of associated undertakings and joint ventures. The group balance sheet includes the investment in associated undertakings and joint ventures at the group's share of their net assets. Other fixed asset investments are carried at cost less provision for impairment in value.

Own shares held under trust

The amount recorded in the balance sheet for shares in the company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options.

The group has taken advantage of the exemption within Urgent Issues Task Force ("UITF") Abstract 17 not to apply the requirements therein to Inland Revenue approved savings-related share option schemes and equivalent overseas schemes.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |59

Long Term Incentive Plan ("LTIP")

Shares in the company purchased for the LTIP are held under trust and are recorded within investments in the balance sheet at cost. The cost of awards made by the trust under the LTIP, being the difference between the fair value of the shares and the option price at the date of grant, is taken to the profit and loss account on a straight line basis over the period in which performance is measured.

Stocks

Stocks are valued at the lower of average cost and net realisable value.

US regulatory assets

Statement of Financial Accounting Standard ("FAS") 71 `Accounting for the Effects of Certain Types of Regulation' establishes US GAAP for utilities in the US whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that, through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent GAAP applies in the UK.

Under UK GAAP, the group's policy is to recognise regulatory assets established in accordance with FAS 71 only where they comprise rights or other access to future economic benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party. Measurement of the past transaction or event and hence the regulatory asset, is determined in accordance with UK GAAP.

Grants and contributions

Capital grants and customer contributions in respect of additions to non-water infrastructure fixed assets are treated as deferred income and released to the profit and loss account over the estimated operational lives of the related assets. Grants and contributions receivable relating to water infrastructure assets are deducted from the cost or valuation of those assets. While this treatment is in accordance with SSAP 4, it is not in accordance with the Companies Act 1985.

The Act requires capital grants and contributions to be shown as deferred income rather than offset against the cost or valuation of tangible fixed assets.

This departure from the requirements of the Act is, in the opinion of the directors, necessary for the Accounts to give a true and fair view as, while provision is made for depreciation of water infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this treatment on the value of tangible fixed assets is disclosed in Note 17.

Pensions

The group provides pension benefits through both defined benefit and defined contribution arrangements. The regular cost of providing pensions and related benefits and any variations from regular cost arising from the actuarial valuations for defined benefit schemes are charged to the profit and loss account over the expected remaining service lives of current employees following consultations with the actuary. Any difference between the charge to the profit and loss account and the actual contributions paid to the pension schemes is included as an asset or liability in the balance sheet. Payments to defined contribution schemes are charged against profits as incurred.

Post-retirement benefits other than pensions

Certain additional post-retirement benefits, principally healthcare benefits, are provided to eligible retirees within the group's US businesses. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees' working lives within the group.

Environmental liabilities

Provision for environmental liabilities is made when expenditure on remedial work is probable and the group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long-term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within net interest and similar charges.

Foreign currencies

Group

The results and cash flows of overseas subsidiaries are translated to sterling at the average rate of exchange for each quarter of the financial year. The net assets of such subsidiaries and the goodwill arising on their acquisition are translated to sterling at the closing rates of exchange ruling at the balance sheet date. Exchange differences which relate to the translation of overseas subsidiaries and of matching foreign currency borrowings are taken directly to group reserves and are shown in the statement of total recognised gains and losses.

Company

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or, where applicable, at the contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

Overseas net investments that are partially hedged with foreign currency borrowings are viewed as a foreign currency asset to the extent that they are matched with foreign currency borrowings. Exchange differences arising on re-translation of the investment and the borrowings are taken directly to reserves. The remaining unhedged element of the investment is recorded at historical cost at the exchange rate ruling at the date of acquisition without further re-translation.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |60

Accounting Policies and Definitions

Exchange rates

The exchange rates applied in the preparation of the Accounts were as follows:

                                                Year ended  31 March
                                         2002           2001          2000
-------------------------------------------------------------------------------
Average rate for quarters ending:
30 June                            $1.42/(Pounds) $1.53/(Pounds)      -
30 September                       $1.44/(Pounds) $1.48/(Pounds)      -
31 December                        $1.44/(Pounds) $1.45/(Pounds)  $1.62/(Pounds)
31 March                           $1.43/(Pounds) $1.46/(Pounds)  $1.61/(Pounds)
---------------------------------  -------------  -------------   -------------
Closing rate as at 31 March        $1.42/(Pounds) $1.42/(Pounds)  $1.60/(Pounds)
---------------------------------  -------------  -------------   -------------

A glossary of terms used in the Accounts and their US equivalents is set out on page 113.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |61

Group Profit and Loss Account
for the year ended 31 March 2002

                                                                               Year ended 31 March 2002

                                                                        Exceptional                                  Exceptional
                                                                               item                                        items
                                                                        -continuing         Total                  -discontinued
                                                             Continuing  operations    continuing    Discontinued     operations
                                                             operations     (Note 4)   operations      operations       (Note 4)
                                                                   2002        2002          2002            2002           2002
                                                       Notes  (Pounds)m   (Pounds)m     (Pounds)m       (Pounds)m      (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of joint
      ventures and associates                                 5,545.9         -          5,545.9        791.3                 -
Less: share of turnover in joint ventures                       (22.6)        -            (22.6)           -                 -
Less: share of turnover in associates                            (0.5)        -             (0.5)           -                 -
----------------------------------------------------------- ---------    ------        ---------      -------         ---------
Group turnover                                            1   5,522.8         -          5,522.8        791.3                 -
Cost of sales                                                (3,920.0)        -         (3,920.0)      (490.8)                -
----------------------------------------------------------- ---------    ------        ---------      -------         ---------
Gross profit                                                  1,602.8         -          1,602.8        300.5                 -
Transmission and distribution costs                            (479.3)        -           (479.3)       (33.3)                -
Administrative expenses (including goodwill
      amortisation)                                            (533.8)    (18.5)          (552.3)      (142.8)                -
Other operating income                                           64.2         -             64.2          3.6                 -
Utilisation of Appliance Retailing disposal
      provision                                                     -         -                -         13.2                 -
----------------------------------------------------------- ---------    ------        ---------      -------         ---------
-------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                   800.5     (18.5)           782.0        143.6                 -
Goodwill amortisation                                          (146.6)        -           (146.6)        (2.4)                -
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                       1, 2     653.9     (18.5)           635.4        141.2                 -
Share of operating profit in joint ventures                       2.2         -              2.2            -                 -
Share of operating profit in associates                           0.2         -              0.2            -                 -
----------------------------------------------------------- ---------    ------        ---------      -------         ---------
                                                                656.3     (18.5)           637.8        141.2                 -
-------------------------------------------------------------------------------------------------------------------------------
Loss on disposal of and withdrawal from
     Appliance Retailing before goodwill
         write back                                                 -         -                -            -            (105.0)
Goodwill write back                                                 -         -                -            -             (15.1)
-------------------------------------------------------------------------------------------------------------------------------
Loss on disposal of and withdrawal from
     Appliance Retailing                                            -         -                -            -            (120.1)
-------------------------------------------------------------------------------------------------------------------------------
Provision for loss on disposal of Southern
     Water before goodwill write back                               -         -                -            -            (449.3)
Goodwill write back                                                 -         -                -            -            (738.2)
-------------------------------------------------------------------------------------------------------------------------------
Provision for loss on disposal of Southern
     Water                                                          -         -                -            -          (1,187.5)
----------------------------------------------------------- ---------    ------        ---------      -------         ---------
Profit/(loss) on ordinary activities before
     interest                                                   656.3     (18.5)           637.8        141.2          (1,307.6)
                                                            =========    ======        =========      =======         =========
Net interest and similar charges
- Group before exceptional interest and similar
     charges
- Exceptional interest and similar charges                4
- Joint ventures
                                                          5
-----------------------------------------------------------
-----------------------------------------------------------
Loss on ordinary activities before goodwill
   amortisation and taxation
Goodwill amortisation
-----------------------------------------------------------
Loss on ordinary activities before taxation
Taxation
- Group before tax on exceptional items
- Tax on exceptional items                                4
- Joint ventures
                                                          6
-----------------------------------------------------------
Loss after taxation
Minority interests                                       28
-----------------------------------------------------------
Loss for the financial year
Dividends
- Cash                                                    8
- Dividend in specie on demerger of Thus                  8

-----------------------------------------------------------
Loss retained                                            27
===========================================================
Loss per ordinary share                                   7
Adjusting items - exceptional items
                - goodwill amortisation
-----------------------------------------------------------
Earnings per ordinary share before exceptional
   items and goodwill amortisation                        7
===========================================================
Diluted loss per ordinary share                           7
Adjusting items - exceptional items
                - goodwill amortisation
-----------------------------------------------------------
Diluted earnings per ordinary share before exceptional
   items and goodwill amortisation                        7
===========================================================
Cash dividends per ordinary share                         8
===========================================================

                                                       Total
                                                discontinued
                                                  operations            Total
                                                        2002             2002
                                                   (Pounds)m         (Pounds)m
------------------------------------------------------------------------------
Turnover: group and share of joint
      ventures and associates                        791.3             6,337.2
Less: share of turnover in joint ventures                -               (22.6)
Less: share of turnover in associates                    -                (0.5)
-------------------------------------------      ---------           ---------
Group turnover                                       791.3             6,314.1
Cost of sales                                       (490.8)           (4,410.8)
-------------------------------------------      ---------           ---------
Gross profit                                         300.5             1,903.3
Transmission and distribution costs                  (33.3)             (512.6)
Administrative expenses (including goodwill
      amortisation)                                 (142.8)             (695.1)
Other operating income                                 3.6                67.8
Utilisation of Appliance Retailing disposal
      provision                                       13.2                13.2
-------------------------------------------      ---------           ---------
------------------------------------------------------------------------------
Operating profit before goodwill amortisation        143.6               925.6
Goodwill amortisation                                 (2.4)             (149.0)
------------------------------------------------------------------------------
Operating profit                                     141.2               776.6
Share of operating profit in joint ventures              -                 2.2
Share of operating profit in associates                  -                 0.2
-------------------------------------------       --------            --------
                                                     141.2               779.0
------------------------------------------------------------------------------
Loss on disposal of and withdrawal from
     Appliance Retailing before goodwill
         write back                                 (105.0)             (105.0)
Goodwill write back                                  (15.1)              (15.1)
------------------------------------------------------------------------------
Loss on disposal of and withdrawal from
     Appliance Retailing                            (120.1)             (120.1)
 -----------------------------------------------------------------------------
Provision for loss on disposal of Southern
     Water before goodwill write back               (449.3)             (449.3)
Goodwill write back                                 (738.2)             (738.2)
------------------------------------------------------------------------------
Provision for loss on disposal of Southern
     Water                                        (1,187.5)           (1,187.5)
-------------------------------------------       --------            --------
Profit/(loss) on ordinary activities before
     interest                                     (1,166.4)             (528.6)
===========================================      =========            ========
Net interest and similar charges
- Group before exceptional interest and similar                       --------
     charges                                                            (373.2)
- Exceptional interest and similar charges                               (30.8)
- Joint ventures                                                          (6.2)
                                                                      --------
                                                                        (410.2)
                                                                      --------
Loss on ordinary activities before goodwill                           --------
   amortisation and taxation                                            (789.8)
Goodwill amortisation                                                   (149.0)
                                                                      --------
Loss on ordinary activities before taxation                             (938.8)
Taxation                                                              --------
- Group before tax on exceptional items                                 (123.1)
- Tax on exceptional items                                                38.8
- Joint ventures                                                           1.1
                                                                      --------
                                                                         (83.2)
                                                                      --------
Loss after taxation                                                   (1,022.0)
Minority interests                                                        34.9
                                                                      --------
Loss for the financial year                                             (987.1)
Dividends                                                             --------
- Cash                                                                  (503.5)
- Dividend in specie on demerger of Thus                                (436.6)
                                                                      --------
                                                                        (940.1)
------------------------------------------------                      --------
Loss retained                                                         (1,927.2)
================================================                      ========
Loss per ordinary share                                                 (53.71)p
Adjusting items - exceptional items                                      71.72p
                - goodwill amortisation                                   8.11p
------------------------------------------------                      --------
Earnings per ordinary share before exceptional
   items and goodwill amortisation                                       26.12p
================================================                      ========
Diluted loss per ordinary share                                         (53.64)p
Adjusting items - exceptional items                                      71.63p
                - goodwill amortisation                                   8.10p
------------------------------------------------                      --------
Diluted earnings per ordinary share before
   exceptional items and goodwill amortisation                           26.09p
================================================                      ========
Cash dividends per ordinary share                                        27.34p
================================================                      ========

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |62

Group Profit and Loss Account
for the year ended 31 March 2001

                                                                                       Year ended 31 March 2001

                                                                                Exceptional
                                                                                       item
                                                                                -continuing        Total        Total
                                                                   Continuing    operations   continuing discontinued
                                                                   operations      (Note 4)   operations   operations        Total
                                                                         2001          2001         2001         2001         2001
                                                            Notes   (Pounds)m     (Pounds)m    (Pounds)m    (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures and associates            5,421.9             -      5,421.9        939.5      6,361.4
Less: share of turnover in joint ventures                               (11.7)            -        (11.7)           -        (11.7)
Less: share of turnover in associates                                    (0.4)            -         (0.4)           -         (0.4)
-----------------------------------------------------------------   ---------        ------     --------      -------   ----------
Group turnover                                                  1     5,409.8             -      5,409.8        939.5      6,349.3
Cost of sales                                                        (3,837.0)        (62.1)    (3,899.1)      (570.4)    (4,469.5)
-----------------------------------------------------------------   ---------        ------     --------      -------   ----------
Gross profit                                                          1,572.8         (62.1)     1,510.7        369.1      1,879.8
Transmission and distribution costs                                    (483.2)        (45.1)      (528.3)       (38.4)      (566.7)
Administrative expenses (including goodwill amortisation)              (446.1)        (13.5)      (459.6)      (182.0)      (641.6)
Other operating income                                                   46.6             -         46.6          3.8         50.4
-----------------------------------------------------------------   ---------        ------     --------      -------   ----------
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                           815.3        (120.7)       694.6        154.9        849.5
Goodwill amortisation                                                  (125.2)            -       (125.2)        (2.4)      (127.6)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             1, 2       690.1        (120.7)       569.4        152.5        721.9
Share of operating loss in joint ventures                                (9.4)            -         (9.4)           -         (9.4)
Share of operating profit in associates                                   0.1             -          0.1            -          0.1
-----------------------------------------------------------------   ---------        ------     --------      -------    ---------
Profit on ordinary activities before interest                           680.8        (120.7)       560.1        152.5        712.6
                                                                    =========        ======     ========      =======
Net interest and similar charges                                                                                         ----------
- Group                                                                                                                     (330.0)
- Joint ventures                                                                                                              (2.9)
                                                                                                                         ----------
                                                                5                                                           (332.9)
-----------------------------------------------------------------                                                        ----------
-----------------------------------------------------------------                                                        ----------
Profit on ordinary activities before goodwill
   amortisation and taxation                                                                                                 507.3
Goodwill amortisation                                                                                                       (127.6)
-----------------------------------------------------------------                                                        ----------
Profit on ordinary activities before taxation                                                                                379.7
Taxation                                                                                                                 ----------
- Group before tax on exceptional item                                                                                      (139.2)
- Tax on exceptional item                                       4                                                             45.9
- Joint ventures                                                                                                              (1.9)
                                                                                                                         ----------
                                                                6                                                            (95.2)
-----------------------------------------------------------------                                                        ---------
Profit after taxation                                                                                                        284.5
Minority interests                                             28                                                             23.0
-----------------------------------------------------------------                                                        ---------
Profit for the financial year                                                                                                307.5
Dividends                                                       8                                                           (477.3)
-----------------------------------------------------------------                                                        ---------
Loss retained                                                  27                                                           (169.8)
=================================================================                                                        =========
Earnings per ordinary share                                     7                                                            16.80p
Adjusting items - exceptional item                                                                                            4.09p
                - goodwill amortisation                                                                                       6.97p
-----------------------------------------------------------------                                                        ---------
Earnings per ordinary share before exceptional item
   and goodwill amortisation                                    7                                                            27.86p
=================================================================                                                        =========
Diluted earnings per ordinary share                             7                                                            16.74p
Adjusting items - exceptional item                                                                                            4.07p
                - goodwill amortisation                                                                                       6.94p
-----------------------------------------------------------------                                                        ---------
Diluted earnings per ordinary share before exceptional item
   and goodwill amortisation                                    7                                                            27.75p
=================================================================                                                        =========
Cash dividends per ordinary share                               8                                                            26.04p
=================================================================                                                        =========

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |63

Group Profit and Loss Account
for the year ended 31 March 2000

                                                                                           Year ended 31 March 2000
                                                                             Exceptional                              Exceptional
                                                                                   items                                    items
                                                                             -continuing       Total                -discontinued
                                                                  Continuing  operations  continuing   Discontinued    operations
                                                                  operations     (Note 4) operations     operations       (Note 4)
                                                                        2000        2000        2000           2000          2000
                                                            Notes  (Pounds)m   (Pounds)m   (Pounds)m      (Pounds)m     (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures and
  associates                                                         3,117.9           -     3,117.9        1,005.2             -
Less: share of turnover in joint ventures                               (7.6)          -        (7.6)             -             -
Less: share of turnover in associates                                   (0.5)          -        (0.5)             -             -
-----------------------------------------------------------------  ---------   ---------   ---------        -------        ------
Group turnover                                                  1    3,109.8           -     3,109.8        1,005.2             -
Cost of sales                                                       (1,891.4)     (173.5)   (2,064.9)        (533.3)            -
-----------------------------------------------------------------  ---------   ---------   ---------        -------        ------
Gross profit                                                         1,218.4      (173.5)    1,044.9          471.9             -
Transmission and distribution costs                                   (314.3)      (61.1)     (375.4)         (36.6)            -
Administrative expenses (including goodwill amortisation)             (300.9)       (9.8)     (310.7)        (157.8)        (14.6)
Other operating income                                                  36.4           -        36.4            3.9             -
-----------------------------------------------------------------  ---------   ---------   ---------        -------        ------
---------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                          676.4      (244.4)      432.0          285.0         (14.6)
Goodwill amortisation                                                  (36.8)          -       (36.8)          (3.6)            -
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             1, 2      639.6      (244.4)      395.2          281.4         (14.6)
Share of operating profit/(loss) in joint ventures                       1.6        (3.3)       (1.7)             -             -
Share of operating profit in associates                                  0.1           -         0.1              -             -
-----------------------------------------------------------------  ---------   ---------   ---------        -------        ------
                                                                       641.3      (247.7)      393.6          281.4         (14.6)
Gain on partial disposal of Thus                                           -           -           -              -         787.0
Loss on disposal of and withdrawal from other Telecoms operations          -           -           -              -         (55.0)
-----------------------------------------------------------------  ---------   ---------   ---------        -------        ------
Profit on ordinary activities before interest                          641.3      (247.7)      393.6          281.4         717.4
                                                                   =========   =========    ========        =======        ======
Net interest and similar charges
- Group before exceptional interest and similar charges
- Exceptional interest and similar charges                      4
- Joint ventures
                                                                5
-----------------------------------------------------------------
-----------------------------------------------------------------
Profit on ordinary activities before goodwill
  amortisation and taxation
Goodwill amortisation
-----------------------------------------------------------------
Profit on ordinary activities before taxation
Taxation
- Group before tax on exceptional items
- Tax on exceptional items                                      4
- Joint ventures
                                                                6
-----------------------------------------------------------------
Profit after taxation
Minority interests
-----------------------------------------------------------------
Profit for the financial year
Dividends                                                       8
-----------------------------------------------------------------
Profit retained                                                27
=================================================================
Earnings per ordinary share                                     7
Adjusting items - exceptional items
                - goodwill amortisation
-----------------------------------------------------------------
Earnings per ordinary share before exceptional items
   and goodwill amortisation                                    7
=================================================================
Diluted earnings per ordinary share                             7
Adjusting items - exceptional items
                - goodwill amortisation
-----------------------------------------------------------------
Diluted earnings per ordinary share before exceptional items
   and goodwill amortisation                                    7
=================================================================
Cash dividends per ordinary share                               8
=================================================================

                                                                        Total
                                                                 discontinued
                                                                   operations        Total
                                                                         2000         2000
                                                                    (Pounds)m    (Pounds)m
-------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures and                       1,005.2      4,123.1
associates
Less: share of turnover in joint ventures                                   -         (7.6)
Less: share of turnover in associates                                       -         (0.5)
-----------------------------------------------------------------  ----------    ---------
Group turnover                                                        1,005.2      4,115.0
Cost of sales                                                          (533.3)    (2,598.2)
-----------------------------------------------------------------  ----------    ---------
Gross profit                                                            471.9      1,516.8
Transmission and distribution costs                                     (36.6)      (412.0)
Administrative expenses (including goodwill amortisation)              (172.4)      (483.1)
Other operating income                                                    3.9         40.3
-----------------------------------------------------------------  ----------    ---------
------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                           270.4        702.4
Goodwill amortisation                                                    (3.6)       (40.4)
------------------------------------------------------------------------------------------
Operating profit                                                        266.8        662.0
Share of operating profit/(loss) in joint ventures                          -         (1.7)
Share of operating profit in associates                                     -          0.1
-----------------------------------------------------------------  ----------    ---------
                                                                        266.8        660.4
Gain on partial disposal of Thus                                        787.0        787.0
Loss on disposal of and withdrawal from other Telecoms operations       (55.0)       (55.0)
-----------------------------------------------------------------  ----------    ---------
Profit on ordinary activities before interest                           998.8      1,392.4
                                                                   ==========    ---------
Net interest and similar charges
- Group before exceptional interest and similar charges                             (226.1)
- Exceptional interest and similar charges                                           (15.9)
- Joint ventures                                                                      (1.4)
                                                                                 ---------
                                                                                    (243.4)
-----------------------------------------------------------------                ---------
-----------------------------------------------------------------                ---------
Profit on ordinary activities before goodwill
  amortisation and taxation                                                        1,189.4
Goodwill amortisation                                                                (40.4)
-----------------------------------------------------------------                ---------
Profit on ordinary activities before taxation                                      1,149.0
Taxation
                                                                                 ---------
- Group before tax on exceptional items                                             (207.0)
- Tax on exceptional items                                                           (56.0)
- Joint ventures                                                                       0.1
                                                                                 ---------
                                                                                    (262.9)
-----------------------------------------------------------------                ---------
Profit after taxation                                                                886.1
Minority interests                                                                    (1.1)
-----------------------------------------------------------------                ---------
Profit for the financial year                                                        885.0
Dividends                                                                           (341.4)
-----------------------------------------------------------------                ---------
Profit retained                                                                      543.6
=================================================================                =========
Earnings per ordinary share                                                          63.69p
Adjusting items - exceptional items                                                 (28.63)p
                - goodwill amortisation                                               2.91p
-----------------------------------------------------------------                ---------
Earnings per ordinary share before exceptional items
   and goodwill amortisation                                                         37.97p
=================================================================                ---------
Diluted earnings per ordinary share                                                  63.25p
Adjusting items - exceptional items                                                 (28.43)p
                - goodwill amortisation                                               2.89p
-----------------------------------------------------------------                ---------
Diluted earnings per ordinary share before exceptional items
   and goodwill amortisation                                                         37.71p
=================================================================                =========
Cash dividends per ordinary share                                                    24.80p
=================================================================                =========

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |64

Statement of Total Recognised Gains and Losses for the year ended 31 March 2002

                                                                                                     2002        2001          2000
                                                                                      Note      (Pounds)m   (Pounds)m     (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                                                               (987.1)      307.5         885.0
Exchange movement on translation of overseas results and net assets                     27           (4.2)      493.1          24.9
Currency translation differences on foreign currency hedging                            27          (19.5)          -             -
Unrealised gains on fixed asset disposals                                               27            4.9           -             -
------------------------------------------------------------------------------------------      ---------     -------        ------
Total recognised gains and losses for the financial year                                         (1,005.9)      800.6         909.9
==========================================================================================      =========     =======        ======


Note of Historical Cost Profits and Losses for the year ended 31 March 2002

                                                                                                      2002        2001         2000
                                                                                      Note       (Pounds)m   (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities before taxation                                                (938.8)      379.7      1,149.0
Differences between historical cost depreciation charge and actual depreciation
   charge for the year calculated on the revalued amount of fixed assets                27             3.4         3.4          3.4
Fixed asset revaluation gains realised on disposal                                      27           168.2           -            -
------------------------------------------------------------------------------------------      ----------    --------     --------
Historical cost (loss)/profit on ordinary activities before taxation                                (767.2)      383.1      1,152.4
==========================================================================================      ==========    ========     ========
Historical cost (loss)/profit retained for the financial year after
   taxation, minority interest and dividends                                                      (1,755.6)     (166.4)       547.0
==========================================================================================      ==========    ========     ========


Reconciliation of Movements in Shareholders' Funds for the year ended 31 March 2002


                                                                                                      2002         2001        2000
                                                                                                 (Pounds)m    (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                                                                (987.1)       307.5       885.0
Dividends (including dividend in specie)                                                            (940.1)      (477.3)     (341.4)
------------------------------------------------------------------------------------------      ----------    ---------    --------
(Loss)/profit retained                                                                            (1,927.2)      (169.8)      543.6
Exchange movement on translation of overseas results and net assets                                   (4.2)       493.1        24.9
Currency translation differences on foreign currency hedging                                         (19.5)           -           -
Unrealised gains on fixed asset disposals                                                              4.9            -           -
Share capital issued                                                                                  16.2          6.6     4,071.2
Share buy-back (including costs)                                                                         -            -      (302.0)
Impairment of goodwill previously written off to reserves                                                -            -         7.5
Goodwill realised on disposals                                                                       753.3            -        15.3
Goodwill realised on demerger of Thus                                                                 14.7            -           -
------------------------------------------------------------------------------------------      ----------     --------    --------
Net movement in shareholders' funds                                                               (1,161.8)       329.9     4,360.5
Opening shareholders' funds                                                                        5,893.2      5,563.3     1,202.8
------------------------------------------------------------------------------------------      ----------     --------    --------
Closing shareholders' funds                                                                        4,731.4      5,893.2     5,563.3
==========================================================================================      ==========     ========    ========

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |65

Notes to the Group Profit and Loss Account for the year ended 31 March 2002

1 Segmental information

--------------------------------------------------------------------------------------------------------------------------
(a) Turnover by segment                                            Total turnover                Inter-segment turnover
                                                             2002       2001        2000       2002       2001       2000
                                                Notes   (Pounds)m  (Pounds)m   (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
--------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply      (i)     2,160.7    2,099.1     2,199.2       39.3       35.3       11.3
Infrastructure Division - Power Systems           (i)       646.6      666.3       781.6      399.0      442.6      571.4
-------------------------------------------------------------------------------------------------------------------------
United Kingdom total - continuing operations
=========================================================================================================================
United States - continuing operations
US Division - PacifiCorp                         (ii)     3,153.8    3,122.3       711.7          -          -          -
-------------------------------------------------------------------------------------------------------------------------
Total continuing operations
=========================================================================================================================
United Kingdom - discontinued operations
Infrastructure Division - Southern Water          (i)       430.6      422.9       474.1        0.7        0.5        0.9
Thus                                            (iii)       257.8      233.8       243.2       28.7       34.4       40.4
Appliance Retailing                               (i)       133.9      325.4       336.2        1.6        7.7        7.0
-------------------------------------------------------------------------------------------------------------------------
United Kingdom total - discontinued operations
=========================================================================================================================
Total                                            (iv)
=========================================================================================================================

----------------------------------------------------------------------------------------
(a) Turnover by segment                                        External turnover
                                                             2002       2001       2000
                                                        (Pounds)m  (Pounds)m  (Pounds)m
---------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply              2,121.4    2,063.8    2,187.9
Infrastructure Division - Power Systems                     247.6      223.7      210.2
------------------------------------------------------   --------   --------   --------
United Kingdom total - continuing operations              2,369.0    2,287.5    2,398.1
======================================================   ========   ========   ========
United States - continuing operations
US Division - PacifiCorp                                  3,153.8    3,122.3      711.7
------------------------------------------------------   --------   --------   --------
Total continuing operations                               5,522.8    5,409.8    3,109.8
======================================================   ========   ========   ========
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                    429.9      422.4      473.2
Thus                                                        229.1      199.4      202.8
Appliance Retailing                                         132.3      317.7      329.2
------------------------------------------------------   --------   --------   --------
United Kingdom total - discontinued operations              791.3      939.5    1,005.2
======================================================   ========   ========   ========
Total                                                     6,314.1    6,349.3    4,115.0
======================================================   ========   ========   ========

(b) Operating profit/(loss) by segment           Before                                            Before
                                               goodwill                                          goodwill
                                           amortisation                                      amortisation
                                                    and                                               and
                                              exception      Goodwill Exceptional             exceptional      Goodwill Exceptional
                                                   item  amortisation        item                    item  amortisation        item
                                                   2002          2002        2002       2002         2001          2001        2001
                                    Notes     (Pounds)m     (Pounds)m   (Pounds)m  (Pounds)m    (Pounds)m     (Pounds)m   (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading
  and Supply                          (i)          78.7          (4.9)      (18.5)      55.3        122.7         (0.4)           -
Infrastructure Division -
  Power Systems                       (i)         354.9             -           -      354.9        341.3            -            -
-----------------------------------------  ------------  ------------  ----------  ---------    ---------  -----------  -----------
United Kingdom total -
  continuing operations                           433.6          (4.9)      (18.5)     410.2        464.0         (0.4)           -
=========================================  ============  ============  ==========  =========    =========  ===========  ===========
United States - continuing operations
US Division - PacifiCorp                          366.9        (141.7)          -      225.2        351.3       (124.8)      (120.7)
-----------------------------------------  ------------  ------------  ----------  ---------    ---------  -----------  -----------
Total continuing operations                       800.5        (146.6)      (18.5)     635.4        815.3       (125.2)      (120.7)
=========================================  ============  ============  ==========  =========    =========  ===========  ===========
United Kingdom -
  discontinued operations
Infrastructure Division -
  Southern Water                      (i)         216.3             -           -      216.3        221.6            -            -
Thus                                (iii)         (63.7)         (2.4)          -      (66.1)       (58.0)        (2.4)           -
Appliance Retailing                   (i)          (9.0)            -           -       (9.0)        (8.7)           -            -
-----------------------------------------  ------------  ------------  ----------  ---------    ---------  -----------  -----------
United Kingdom total -
  discontinued operations                         143.6          (2.4)          -      141.2        154.9         (2.4)           -
=========================================  ============  ============  ==========  =========    =========  ===========  ===========
Total                                             944.1        (149.0)      (18.5)     776.6        970.2       (127.6)      (120.7)
=========================================  ============  ============  ==========  =========    =========  ===========  ===========

(b) Operating profit/(loss) by segment                     Before
                                                         goodwill
                                                     amortisation
                                                              and
                                                      exceptional      Goodwill  Exceptional
                                                            items  amortisation        items
                                                2001         2000          2000         2000       2000
                                           (Pounds)m    (Pounds)m     (Pounds)m    (Pounds)m  (Pounds)m
-------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading
  and Supply                                   122.3        156.3             -       (185.5)     (29.2)
Infrastructure Division -
  Power Systems                                341.3        368.4             -        (58.9)     309.5
-----------------------------------------  --------- ------------  ------------  -----------  ---------
United Kingdom total -
  continuing operations                        463.6        524.7             -       (244.4)     280.3
=========================================  ========= ============  ============  ===========  =========
United States - continuing operations
US Division - PacifiCorp                       105.8        151.7         (36.8)           -      114.9
-----------------------------------------  --------- ------------  ------------  -----------  ---------
Total continuing operations                    569.4        676.4         (36.8)      (244.4)     395.2
=========================================  ========= ============  ============  ===========  =========
United Kingdom -
  discontinued operations
Infrastructure Division -
  Southern Water                               221.6        287.4             -         (8.4)     279.0
Thus                                           (60.4)        (9.5)         (3.6)           -      (13.1)
Appliance Retailing                             (8.7)         7.1             -         (6.2)       0.9
-----------------------------------------  --------- ------------  ------------  -----------  ---------
United Kingdom total -
  discontinued operations                      152.5        285.0          (3.6)       (14.6)     266.8
=========================================  ========= ============  ============  ===========  =========
Total                                          721.9        961.4         (40.4)      (259.0)     662.0
=========================================  ========= ============  ============  ===========  =========

(c) Depreciation and impairment by segment                           Depreciation  Impairment      Total  Depreciation Depreciation
                                                                             2002        2002       2002          2001         2000
                                                               Notes    (Pounds)m   (Pounds)m  (Pounds)m     (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                     (i)         72.9        13.0       85.9          51.6         29.3
Infrastructure Division - Power Systems                          (i)        108.3           -      108.3         107.6        114.5
-------------------------------------------------------------------- ------------   ---------  ---------  ------------ ------------
United Kingdom total - continuing operations                                181.2        13.0      194.2         159.2        143.8
==================================================================== ============   =========  =========  ============ ============
United States - continuing operations
US Division - PacifiCorp                                                    227.8           -      227.8         203.6         76.6
-------------------------------------------------------------------- ------------   ---------  ---------  ------------ ------------
Total continuing operations                                                 409.0        13.0      422.0         362.8        220.4
==================================================================== ============   =========  =========  ============ ============
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                         (i)         77.6           -       77.6          71.2         67.8
Thus                                                           (iii)         65.2           -       65.2          36.5         23.5
Appliance Retailing                                              (i)          3.2           -        3.2           9.8          8.5
-------------------------------------------------------------------- ------------   ---------  ---------  ------------ ------------
United Kingdom total - discontinued operations                              146.0           -      146.0         117.5         99.8
==================================================================== ============   =========  =========  ============ ============
Total depreciation and impairment charged to operating profit               555.0        13.0      568.0         480.3        320.2
==================================================================== ============   =========  =========  ============ ============
Impairment within loss on disposal of and withdrawal from other
 Telecoms operations                                                            -           -          -             -            -
Impairment within loss on disposal of and withdrawal from Appliance
 Retailing                                                                      -        32.2       32.2             -            -
Impairment within provision for loss on disposal of Southern Water              -       449.3      449.3             -            -
==================================================================== ============   =========  =========  ============ ============
Total depreciation and impairment                                           555.0       494.5    1,049.5         480.3        320.2
==================================================================== ============   =========  =========  ============ ============

(c) Depreciation and impairment by segment                              Impairment       Total
                                                                              2000        2000
                                                                         (Pounds)m   (Pounds)m
----------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                                  66.4        95.7
Infrastructure Division - Power Systems                                       25.6       140.1
--------------------------------------------------------------------    ----------      ------
United Kingdom total - continuing operations                                  92.0       235.8
====================================================================    ==========      ======
United States - continuing operations
US Division - PacifiCorp                                                         -        76.6
--------------------------------------------------------------------    ----------      ------
Total continuing operations                                                   92.0       312.4
====================================================================    ==========      ======
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                                         -        67.8
Thus                                                                             -        23.5
Appliance Retailing                                                            4.9        13.4
--------------------------------------------------------------------    ----------      ------
United Kingdom total - discontinued operations                                 4.9       104.7
====================================================================    ==========      ======
Total depreciation and impairment charged to operating profit                 96.9       417.1
====================================================================    ==========      ======
Impairment within loss on disposal of and withdrawal from other
 Telecoms operations                                                          38.5        38.5
Impairment within loss on disposal of and withdrawal from Appliance
 Retailing                                                                       -           -
Impairment within provision for loss on disposal of Southern Water               -           -
====================================================================    ==========      ======
Total depreciation and impairment                                            135.4       455.6
====================================================================    ==========      ======

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |66

Notes to the Group Profit and Loss Account for the year ended 31 March 2002 - continued

1 Segmental information continued

------------------------------------------------------------------------------------------------------------------------------------
(i) As announced in May 2001, the group operates through three divisions which are different from the segments presented in the prior year's Accounts. The former Generation Wholesale and Energy Supply segments have been combined and the former Other segment (other than Appliance Retailing) has been absorbed into the new UK business segments. Prior year comparatives have been restated
accordingly. The previously reported external turnover, operating profit, exceptional items, depreciation and impairment of the Other segment have been allocated as follows:

                                                             Year ended 31 March 2001                     Year ended 31 March 2000
                                                  External  Operating                 External  Operating  Exceptional
                                                  turnover     profit  Depreciation   turnover     profit        items  Depreciation
                                                 (Pounds)m  (Pounds)m     (Pounds)m  (Pounds)m  (Pounds)m    (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply          79.9       (6.3)          7.6       30.8       (1.1)        (3.8)          4.6
Infrastructure Division
   Power Systems                                      11.1       17.1           6.5       37.6        7.2         (1.2)          6.3
   Southern Water                                      0.8        0.4             -        2.7        0.9            -           1.7
Appliance Retailing                                  317.7       (8.7)          9.8      329.2        7.1         (6.2)          8.5
--------------------------------------------------  ------  ---------  ------------  --------- ----------  -----------  ------------
Other total                                          409.5        2.5          23.9      400.3       14.1        (11.2)         21.1
==================================================  ======  =========  ============  ========= ==========  ===========  ============

                                                         Impairment
                                                          (Pounds)m
-------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                      -
Infrastructure Division
   Power Systems                                                  -
   Southern Water                                                 -
Appliance Retailing                                             4.9
---------------------------------------------            ----------
Other total                                                     4.9
=============================================            ==========

(ii) Turnover for PacifiCorp for the year ended 31 March 2000 amounted to (Pounds) 2,499.6 million.

(iii) The segment previously described as `Telecoms' has been redesignated `Thus' as historical data for this segment no longer includes data relating to other Telecoms operations disposed in prior years except that, in the year ended 31 March 2000, this segment included external turnover of (Pounds) 25.7 million in respect of the group's mobile telephone business which was disposed of in November 1999.

(iv) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(v) As required by the Utilities Act 2000, the group has implemented a new legal entity structure for certain of its UK businesses to give effect to business separation. Following the creation of this new legal structure on 1 October 2001, the directors reviewed the group's segments and concluded that no changes were required to the business segments disclosed above.

2 Operating profit

-------------------------------------------------------------------------------------------------------
                                                                            2002         2001      2000
Operating profit is stated after charging/(crediting):                 (Pounds)m    (Pounds)m (Pounds)m
-------------------------------------------------------------------------------------------------------
Depreciation and impairment of tangible fixed assets                       568.0        480.3     417.1
Amortisation of goodwill                                                   149.0        127.6      40.4
Release of customer contributions/grants                                   (17.8)       (15.1)    (15.6)
Research and development                                                     3.1          4.2       5.5
Hire of plant and equipment - operating leases                               0.1          0.3       0.4
Hire of other assets - operating leases                                     55.6         54.6      44.7
Auditors' remuneration for audit of
- group                                                                      1.5          1.5       1.1
- company                                                                      -            -         -
=====================================================================  =========    =========  ========
Non-audit fees paid to auditors:
Regulatory advice                                                            0.3          1.3       1.2
Advice on systems and consultancy services                                   6.9          5.4       3.9
Taxation, compliance and advice                                              5.2          3.1       1.2
Due diligence, UK Listing Authority and SEC reporting                        3.4          0.8       3.7
Other audit and assurances services                                          0.8          0.8       0.1
---------------------------------------------------------------------  ---------    ---------  --------
Total UK and US non-audit fees paid to auditors                             16.6         11.4      10.1
=====================================================================  =========    =========  ========

For the year ended 31 March 2002, (Pounds)15.1 million of the above non-audit fees were charged to operating profit, (Pounds)0.6 million were charged to exceptional loss on disposal of and withdrawal from Appliance Retailing and (Pounds)0.9 million were charged to exceptional provision for loss on disposal of Southern Water.

For the year ended 31 March 2001, (Pounds)10.7 million of the above non-audit fees were charged to operating profit and (Pounds)0.7 million were included within the costs of sale of the businesses held for disposal.

For the year ended 31 March 2000, (Pounds)6.6 million of the above non-audit fees were charged to operating profit, (Pounds)3.1 million were charged to exceptional gain on the partial disposal of Thus and (Pounds)0.4 million were included within costs of acquisition of PacifiCorp.

Operating profit for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 is also stated after crediting net earnings of (Pounds)4.2 million, (Pounds)4.3 million and (Pounds)1.3 million respectively under finance leases in the United States, which are financed by non-recourse borrowings and qualify for linked presentation under FRS 5. Net earnings comprise gross earnings of (Pounds)32.3 million, (Pounds)33.8 million and (Pounds)10.8 million less finance costs of (Pounds)28.1 million, (Pounds)29.5 million and (Pounds)9.5 million respectively.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |67



3 Employee information

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     2002         2001         2000
(a) Employee costs                                                                              (Pounds)m    (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                                  695.6        676.8        464.7
Social security costs                                                                                46.9         50.3         33.7
Pension costs                                                                                        34.8         28.4         20.9
-------------------------------------------------------------------------------------------      --------    ---------    ---------
Total employee costs                                                                                777.3        755.5        519.3
Less: charged as capital expenditure                                                               (191.3)      (151.2)       (89.4)
-------------------------------------------------------------------------------------------      --------    ---------    ---------
Charged to the profit and loss account                                                              586.0        604.3        429.9
===========================================================================================      ========    =========    =========

(b) Employee numbers

The year end and average numbers of employees (full-time and part-time) employed by the group, including executive directors, were:

                                                                         At 31 March                    Annual average
                                                          Notes      2002       2001     2000        2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                (i)     4,582      4,278    3,221       4,589        4,178        3,298
Infrastructure Division - Power Systems                     (i)     3,084      3,265    5,564       3,174        3,332        5,591
--------------------------------------------------------------   --------    -------  -------    --------    ---------    ---------
United Kingdom total - continuing operations                        7,666      7,543    8,785       7,763        7,510        8,889
==============================================================   ========    =======  =======    ========    =========    =========
United States - continuing operations
US Division - PacifiCorp                                            6,387      6,668    7,789       6,512        7,053        7,914
--------------------------------------------------------------   --------    -------  -------    --------    ---------    ---------
Total continuing operations                                        14,053     14,211   16,574      14,275       14,563       16,803
==============================================================   ========    =======  =======    ========    =========    =========
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                    (i)     2,109      2,138    2,281       2,125        2,160        2,343
Thus                                                                    -      2,686    2,516       2,392        2,696        2,379
Appliance Retailing                                         (i)         -      2,946    2,743       2,391        2,988        2,762
--------------------------------------------------------------   --------    -------  -------    --------    ---------    ---------
United Kingdom total - discontinued operations             (ii)     2,109      7,770    7,540       6,908        7,844        7,484
==============================================================   ========    =======  =======    ========    =========    =========
Total                                                              16,162     21,981   24,114      21,183       22,407       24,287
==============================================================   ========    =======  =======    ========    =========    =========

The year end and average numbers of full-time equivalent staff employed by the group, including executive directors, were:

                                                                            At 31 March                      Annual average
                                                          Note       2002       2001     2000        2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
- continuing operations                                             7,353      7,184    8,336       7,391        7,125        8,516
- discontinued operations                                  (ii)     2,056      7,025    6,840       6,314        7,049        6,708
United States                                                       6,349      6,612    7,742       6,474        6,993        7,791
--------------------------------------------------------------   --------    -------  -------    --------    ---------    ---------
Total                                                              15,758     20,821   22,918      20,179       21,167       23,015
==============================================================   ========    =======  =======    ========    =========    =========

(i) As announced in May 2001, the group operates through three divisions which are different from the segments presented in the prior year's Accounts. The former Generation Wholesale and Energy Supply segments have been combined and the former Other segment (other than Appliance Retailing) has been absorbed into the new UK business segments. Prior year comparatives have been restated accordingly. The previously reported year end and average number of employees (full-time and part-time) of the Other segment have been allocated as follows:

                                                                                           At 31 March              Annual Average
                                                                                         2001        2000         2001         2000
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                                              101         364          107          367
Infrastructure Division
   Power Systems                                                                           84       1,150           91        1,197
   Southern Water                                                                          35         138           37          140
Appliance Retailing                                                                     2,946       2,743        2,988        2,762
------------------------------------------------------------------------------------  -------    --------    ---------    ---------
Other total                                                                             3,166       4,395        3,223        4,466
====================================================================================  =======    ========    =========    =========

(ii) The annual average for 2002 for discontinued operations is calculated for the period prior to disposal or demerger. This represents the period to 8 October 2001 for Appliance Retailing and the period to 19 March 2002 for Thus.

(c) Directors' remuneration

Details, for each director, of remuneration, pension entitlements and interests in share options are set out on pages 51 to 54. This information forms part of the Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |68

Notes to the Group Profit and Loss Account for the year ended 31 March 2002 - continued

4 Exceptional items

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       2002        2001        2000
                                                                                          Notes   (Pounds)m   (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
(a) Recognised in arriving at operating profit
Continuing operations
   Reorganisation costs                                                           (i), (iv), (v)      (18.5)     (120.7)      (40.4)
   Energy contracts                                                                         (vi)          -           -      (107.1)
   Impairment of assets                                                                    (vii)          -           -       (96.9)
-----------------------------------------------------------------------------------------------    --------      ------      ------
Total continuing operations                                                                           (18.5)     (120.7)     (244.4)
===============================================================================================   =========     =======      ======
Discontinued operations
   Reorganisation costs                                                                      (v)          -           -       (14.6)
-----------------------------------------------------------------------------------------------    --------      ------      ------
Total recognised in arriving at operating profit                                                      (18.5)     (120.7)     (259.0)
===============================================================================================   =========     =======      ======

(b) Recognised after operating profit
Continuing operations
   Share of joint venture impairment of assets                                                            -           -        (3.3)
Discontinued operations
   Loss on disposal of and withdrawal from Appliance Retailing                              (ii)     (120.1)          -           -
   Provision for loss on disposal of Southern Water before goodwill write back             (iii)     (449.3)          -           -
   Goodwill write back relating to Southern Water                                          (iii)     (738.2)          -           -
   Gain on partial disposal of Thus                                                       (viii)          -           -       787.0
   Loss on disposal of and withdrawal from other Telecoms operations                        (ix)          -           -       (55.0)
-----------------------------------------------------------------------------------------------    --------      ------      ------
Total recognised after operating profit                                                            (1,307.6)          -       728.7
===============================================================================================   =========     =======      ======
Total exceptional items before interest and taxation                                               (1,326.1)     (120.7)      469.7
Restructuring of debt portfolio                                                      (iii), (ix)      (30.8)          -       (15.9)
Tax on exceptional items                                                                               38.8        45.9       (56.0)
-----------------------------------------------------------------------------------------------    --------      ------      ------
Total exceptional items (net of tax)                                                               (1,318.1)      (74.8)      397.8
===============================================================================================    ========      ======      ======

Year ended 31 March 2002

(i) An exceptional charge of (Pounds)18.5 million was incurred relating to reorganisation costs for the UK Division - Generation, Trading and Supply and primarily represents severance and related costs.

(ii) An exceptional charge of (Pounds)120.1 million relates to the loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge includes (Pounds)15.1 million of goodwill previously written off to reserves. The pre-goodwill loss of (Pounds)105.0 million comprises asset impairments of (Pounds)54.2 million (including a provision for impairment of tangible fixed assets of (Pounds)32.2 million) and provisions for trading losses and closure costs of (Pounds)50.8 million, of which (Pounds)43.5 million had been incurred by 31 March 2002. The loss on disposal of and withdrawal from Appliance Retailing is stated before a tax credit of (Pounds)21.0 million.

(iii) On 23 April 2002, the group completed the sale of Aspen 4 Limited (the holding company of Southern Water plc) to First Aqua Limited for a total consideration, before expenses, of (Pounds)2.05 billion including repayment and acquisition of intra-group non-trading indebtedness and assumption by First Aqua Limited of Southern Water's non-trading debt due to third parties. An exceptional charge of (Pounds)1,187.5 million relates to the provision for the loss on disposal of the group's Southern Water business. This charge includes (Pounds)738.2 million of goodwill previously written off to reserves. Net exceptional finance costs of (Pounds)30.8 million were incurred comprising hedging and debt redemption costs associated with the proposed refinancing of Southern Water and the restructuring of the group's debt portfolio in anticipation of the disposal of Southern Water. The provision for loss on disposal of Southern Water is stated before a tax credit of (Pounds)2.9 million.

Year ended 31 March 2001

(iv) The charge of (Pounds)120.7 million related to the cost of the Transition Plan for PacifiCorp announced on 4 May 2000 and primarily represented severance and related costs for approximately 1,600 employees.

Year ended 31 March 2000

(v) Following the regulatory price reviews in the United Kingdom electricity and water industries announced in November 1999, the group commenced restructuring a large part of its UK businesses. The exceptional costs principally comprised employee severance costs.

(vi) Exceptional charges were recorded for the onerous costs of contracted energy and fuel purchases which were not expected to be recoverable.

(vii) Provision was made for impairment of assets following an assessment of the group's UK generation portfolio and the outcome of the regulatory price reviews in the United Kingdom electricity industry announced in November 1999.

(viii) In November 1999, the group made Global and Employee Offerings of shares in its internet and telecommunications services subsidiary, Thus plc. As a result of these offerings the group's interest in the share capital of Thus was reduced from 100% to 50.1%. The gain on sale represented the difference between the carrying amount of the net assets of Thus before the reduction in the group's interest and the carrying amount attributable to the group's interest immediately after the reduction and taking into account the net proceeds received. The gain on disposal was after charging goodwill of (Pounds)48.0 million of which (Pounds)13.4 million represented goodwill previously written off to reserves. The gain on partial disposal of Thus was stated before a taxation charge of (Pounds)80.0 million.

(ix) An exceptional charge of (Pounds)47.5 million related to the costs arising as a result of the group's decision, in July 1999, to withdraw from the use of fixed radio access telephony, including a provision for impairment of tangible fixed assets of (Pounds)38.5 million. In November 1999, the group disposed of its mobile telephone business. There was no gain or loss on disposal after charging (Pounds)1.9 million of goodwill relating to this business which was originally charged to reserves. In addition, during the year ended 31 March 2000 and prior to the disposal, an impairment of goodwill of (Pounds)7.5 million in respect of this business was charged to the profit and loss account. Net exceptional finance costs of (Pounds)15.9 million were incurred on the closing out of swaps and redemption of debt to restructure the group's debt portfolio, consequent on the receipt of the Thus sale proceeds.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |69


5 Net interest and similar charges

-------------------------------------------------------------------------------------------------------------------
                                                                                          2002       2001      2000
Analysis of net interest and similar charges                               Notes     (Pounds)m  (Pounds)m (Pounds)m
-------------------------------------------------------------------------------------------------------------------
Interest on bank loans and overdrafts                                                     32.8       38.1      24.6
Interest on other borrowings                                                             379.5      333.7     235.2
Finance leases                                                                             2.3        2.2       0.7
--------------------------------------------------------------------------------    ----------   --------  --------
Total interest payable                                                                   414.6      374.0     260.5
Interest receivable                                                                      (15.0)     (33.7)     (9.6)
Capitalised interest                                                                     (36.1)     (32.2)    (28.8)
--------------------------------------------------------------------------------    ----------   --------  --------
Net interest charge                                                                      363.5      308.1     222.1
Unwinding of discount on provisions                                                       22.8       16.0       5.4
Foreign exchange (gain)/loss                                                              (6.9)       8.8         -
--------------------------------------------------------------------------------    ----------   --------  --------
Net interest and similar charges before exceptional items                                379.4      332.9     227.5
--------------------------------------------------------------------------------    ----------   --------  --------
Exceptional interest on bank loans and overdrafts                                         12.0          -         -
Exceptional interest on other borrowings                                                  18.8          -      15.9
--------------------------------------------------------------------------------    ----------   --------  --------
Exceptional interest and similar charges                            4(iii), 4(ix)         30.8          -      15.9
--------------------------------------------------------------------------------    ----------   --------  --------
Net interest and similar charges after exceptional items                                 410.2      332.9     243.4
================================================================================    ==========   ========  ========
Interest cover (times)                                                                     2.5        3.0       4.2
================================================================================    ==========   ========  ========

Interest cover is calculated by dividing profit on ordinary activities before interest (before exceptional items and goodwill amortisation) by the sum of the net interest charge (before exceptional interest and similar charges) and the unwinding of discount on provisions.

6 Tax on (loss)/profit on ordinary activities

------------------------------------------------------------------------------------------------------------------------------------
                                   Before                            Before                            Before
                              exceptional Exceptional           exceptional Exceptional           exceptional Exceptional
                                    items       items                  item        item                 items       items
                                     2002        2002      2002        2001        2001      2001        2000        2000      2000
                                (Pounds)m   (Pounds)m (Pounds)m   (Pounds)m   (Pounds)m (Pounds)m   (Pounds)m   (Pounds)m (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Current tax:
UK Corporation tax                   82.6       (32.5)     50.1       175.3           -     175.3       165.8        56.0     221.8
Foreign tax                          17.3           -      17.3         5.7        (8.7)     (3.0)       26.1           -      26.1
Double taxation relief                  -           -         -       (61.2)          -     (61.2)          -           -         -
--------------------------------- -------   ---------   -------   ---------   ---------   -------   ---------     -------  --------
                                     99.9       (32.5)     67.4       119.8        (8.7)    111.1       191.9        56.0     247.9
Adjustments to UK Corporation
  tax in respect of prior years     (54.4)          -     (54.4)      (29.7)          -     (29.7)      (30.2)          -     (30.2)
--------------------------------- -------   ---------   -------   ---------   ---------   -------   ---------     -------  --------
Total current tax for year           45.5       (32.5)     13.0        90.1        (8.7)     81.4       161.7        56.0     217.7
--------------------------------- -------   ---------   -------   ---------   ---------   -------   ---------     -------  --------
Deferred tax:
Origination and reversal of
  timing differences                 76.5        (6.3)     70.2        86.0       (37.2)     48.8        45.2           -      45.2
Adjustments in respect of
  prior years                           -           -         -       (35.0)          -     (35.0)          -           -         -
--------------------------------- -------   ---------   -------   ---------   ---------   -------   ---------     -------  --------
Total deferred tax for year          76.5        (6.3)     70.2        51.0       (37.2)     13.8        45.2           -      45.2
--------------------------------- -------   ---------   -------   ---------   ---------   -------   ---------     -------  --------
Tax on (loss)/profit on
  ordinary activities               122.0       (38.8)     83.2       141.1       (45.9)     95.2       206.9        56.0     262.9
================================= =======   =========   =======   =========   =========   =======   =========     =======  ========

Effective rate of tax before
  goodwill amortisation              21.5%                             22.5%                             28.1%
================================= =======                         =========                         =========

The current tax charge on (loss)/profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows:

                                                                                  2002         2001        2000
                                                                             (Pounds)m    (Pounds)m   (Pounds)m
---------------------------------------------------------------------------------------------------------------
Corporation tax at 30%                                                          (281.6)       113.9       344.7
Losses and other permanent differences                                            28.1          6.2         8.3
Effect of tax rate applied to overseas earnings                                  (21.8)        11.2         8.1
Permanent differences on exceptional items                                       368.2         (9.7)      (80.1)
Goodwill amortisation                                                             44.7         38.3        12.1
Adjustments in respect of prior years                                            (54.4)       (64.7)      (30.2)
---------------------------------------------------------------------------  ---------     --------    --------
Tax charge (current and deferred)                                                 83.2         95.2       262.9
Origination and reversal of timing differences - deferred tax charge             (70.2)       (13.8)      (45.2)
---------------------------------------------------------------------------  ---------     --------    --------
Current tax charge for year                                                       13.0         81.4       217.7
===========================================================================  =========     ========    ========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |70


Notes to the Group Profit and Loss Account for the year ended 31 March 2002 - continued



7 (Loss)/earnings per ordinary share

---------------------------------------------------------------------------------------------------------------------------------
(a) (Loss)/earnings per ordinary share have been calculated for all years by dividing the (loss)/profit for the financial year by the weighted average number of ordinary shares in issue during the financial year, based on the following information:
                                                                                               2002            2001          2000
---------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year ((Pounds) million)                                      (987.1)          307.5         885.0
Basic weighted average share capital (number of shares, million)                            1,837.8         1,830.3       1,389.6
Diluted weighted average share capital (number of shares, million)                          1,840.1         1,837.4       1,399.2
==================================================================================       ==========       =========     =========

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan. These share options are dilutive by reference to continuing operations and accordingly a diluted (loss)/earnings per share has been calculated which has the impact of reducing the net
(loss)/earnings per ordinary share.

(b) The calculation of (loss)/earnings per ordinary share, on a basis which excludes exceptional items and goodwill amortisation, is based on the following adjusted earnings:
                                                                                               2002            2001          2000
                                                                                          (Pounds)m       (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                                                         (987.1)          307.5         885.0
Adjusting items - exceptional items (net of attributable taxation)                          1,318.1            74.8        (397.8)
                - goodwill amortisation                                                       149.0           127.6          40.4
----------------------------------------------------------------------------------       ----------       ---------     ---------
Adjusted earnings                                                                             480.0           509.9         527.6
==================================================================================       ==========       =========     =========

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.


8 Dividends

---------------------------------------------------------------------------------------------------------------------------------
(a) Cash dividends                                   2002           2001           2000
                                                pence per      pence per      pence per
                                                 ordinary       ordinary       ordinary        2002            2001          2000
                                                    share          share          share   (Pounds)m       (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
First interim dividend paid                         6.835           6.51           8.27       125.4           119.1          95.2
Second interim dividend paid                        6.835           6.51           8.10       125.9           119.3          92.1
Third interim dividend paid                         6.835           6.51           2.23       126.1           119.5          40.7
Final dividend                                      6.835           6.51           6.20       126.1           119.4         113.4
--------------------------------------------    ---------      ---------      ---------  ----------       ---------     ---------
Total cash dividends                                27.34          26.04          24.80       503.5           477.3         341.4
============================================    =========      =========      =========  ==========       =========     =========

(b) Dividend in specie on demerger of Thus
                                                                                               2002            2001          2000
                                                                               Note       (Pounds)m       (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Demerger dividend                                                                33           436.6               -             -
===================================================================================      ==========       =========     =========

The demerger of Thus was recorded in the group Accounts at the book value of the net assets which were deconsolidated, of (Pounds)421.9 million, together with (Pounds)14.7 million of related goodwill which had previously been written off to reserves, giving a dividend in specie of (Pounds)436.6 million.

The demerger of Thus was recorded in the individual company Accounts of Scottish Power plc at the book value of the cost of investment in the ordinary and preference shares of Thus, giving a dividend in specie of (Pounds)396.3 million.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |71

Group Cash Flow Statement
for the year ended 31 March 2002

                                                                                              2002         2001         2000
                                                                              Notes      (Pounds)m    (Pounds)m    (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                            10        1,248.4      1,411.6      1,117.5
Dividends received from joint ventures                                                         0.3          2.1          0.5
Returns on investments and servicing of finance                                   9         (377.8)      (373.5)      (258.4)
Taxation                                                                                     (85.0)      (152.6)      (154.3)
-----------------------------------------------------------------------------------     ----------    ---------      -------
Free cash flow                                                                               785.9        887.6        705.3
Capital expenditure and financial investment                                      9       (1,148.3)    (1,081.4)      (842.3)
-----------------------------------------------------------------------------------     ----------    ---------      -------
Cash flow before acquisitions and disposals                                                 (362.4)      (193.8)      (137.0)
Acquisitions and disposals                                                        9          150.0        482.9        718.8
Equity dividends paid                                                                       (496.8)      (471.3)      (406.0)
-----------------------------------------------------------------------------------     ----------    ---------      -------
Cash (outflow)/inflow before use of liquid resources and financing                          (709.2)      (182.2)       175.8
Management of liquid resources                                                 9,13          (38.7)       (11.9)        (9.8)
Financing
                                                                                        ----------    ---------      -------
- Issue of ordinary share capital (net of costs)                                  9           16.2          6.6        (29.2)
- Issue of ordinary share capital by a subsidiary (net of costs)                                 -            -        310.0
- Share buy-back (including costs)                                                9              -            -       (302.0)
- Redemption of preferred stock of PacifiCorp                                     9          (69.5)           -            -
- Increase/(decrease) in debt                                                  9,13          982.4        189.5       (100.0)
                                                                                        ----------    ---------      -------
                                                                                             929.1        196.1       (121.2)
-----------------------------------------------------------------------------------     ----------    ---------      -------
Increase in cash in year                                                         13          181.2          2.0         44.8
===================================================================================     ==========    =========      =======

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.


Reconciliation of Net Cash Flow to Movement in Net Debt for the year ended 31 March 2002

                                                                          2002        2001        2000
                                                              Note   (Pounds)m   (Pounds)m   (Pounds)m
------------------------------------------------------------------------------------------------------
Increase in cash in year                                                 181.2         2.0        44.8
Cash (inflow)/outflow from (increase)/decrease in debt                  (982.4)     (189.5)      100.0
Cash outflow from movement in liquid resources                            38.7        11.9         9.8
------------------------------------------------------------------   ---------    --------   ---------
Change in net debt resulting from cash flows                            (762.5)     (175.6)      154.6
Net debt acquired                                                            -           -    (2,565.6)
Net (funds)/debt disposed                                                (46.9)          -         8.5
Exchange                                                                  (6.3)     (264.7)      (17.3)
Other non-cash movements                                                (107.6)       (3.3)       (0.5)
------------------------------------------------------------------   ---------    --------   ---------
Movement in net debt in year                                            (923.3)     (443.6)   (2,420.3)
Net debt at end of previous year                                      (5,285.1)   (4,841.5)   (2,421.2)
------------------------------------------------------------------   ---------    --------   ---------
Net debt at end of year                                         13    (6,208.4)   (5,285.1)   (4,841.5)
==================================================================   =========    ========   =========

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |72


Notes to the Group Cash Flow Statement
for the year ended 31 March 2002

9 Analysis of cash flows

---------------------------------------------------------------------------------------------------------------------------------
                                                                                            2002              2001           2000
                                                                                       (Pounds)m         (Pounds)m      (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
(a) Returns on investments and servicing of finance
Interest received                                                                           33.1              32.7            9.7
Interest paid                                                                             (402.8)           (395.8)        (265.7)
Dividends paid to minority interests                                                        (8.1)            (10.4)          (2.4)
------------------------------------------------------------------------------------  ----------        ----------     ----------
Net cash outflow for returns on investments and servicing of finance                      (377.8)           (373.5)        (258.4)
====================================================================================  ==========        ==========     ==========

(b) Capital expenditure and financial investment
Purchase of tangible fixed assets                                                       (1,244.7)         (1,143.6)        (917.7)
Deferred income received                                                                    76.9              97.3           55.5
Sale of tangible fixed assets                                                               17.7              26.4           26.5
Sale/(purchase) of fixed asset investments                                                   1.8             (61.5)          (6.6)
------------------------------------------------------------------------------------  ----------        ----------     ----------
Net cash outflow for capital expenditure and financial investment                       (1,148.3)         (1,081.4)        (842.3)
====================================================================================  ==========        ==========     ==========

(c) Acquisitions and disposals
Purchase of businesses and subsidiary undertakings                                             -            (230.2)           2.1
Sale of businesses and subsidiary undertakings                                             150.0             713.1           (3.7)
Partial disposal of Thus                                                                       -                 -          720.4
------------------------------------------------------------------------------------  ----------        ----------     ----------
Net cash inflow from acquisitions and disposals                                            150.0             482.9          718.8
====================================================================================  ==========        ==========     ==========

(d) Management of liquid resources*
Cash outflow in relation to short-term deposits and other short-term investments           (38.7)            (11.9)          (9.8)
------------------------------------------------------------------------------------  ----------        ----------     ----------
Net cash outflow for management of liquid resources                                        (38.7)            (11.9)          (9.8)
====================================================================================  ==========        ==========     ==========

(e) Financing
Issue of ordinary share capital                                                             16.2               6.6            3.8
Expenses paid in connection with share issue                                                   -                 -          (33.0)
Issue of ordinary share capital by a subsidiary                                                -                 -          327.0
Expenses paid in connection with share issue by a subsidiary                                   -                 -          (17.0)
Share buy-back                                                                                 -                 -         (302.0)
Redemption of preferred stock of PacifiCorp                                                (69.5)                -              -
                                                                                      ----------        ----------     ----------
                                                                                           (53.3)              6.6          (21.2)
Debt due within one year:
                                                                                      ----------        ----------     ----------
- net drawdown/(repayment) of uncommitted facilities                                       120.8               6.6          (75.0)
- drawdown of committed bank loan                                                          100.0                 -              -
- net commercial paper (redeemed)/issued                                                   (52.8)              6.1         (285.8)
- medium-term notes/private placements                                                      79.9             (58.9)          (3.3)
- (redemption)/issue of loan notes                                                          (0.1)              0.4           (8.0)
- European Investment Bank loans                                                           114.8              (4.6)           0.8
- mortgages                                                                                 72.6             (96.4)           4.2
- non-recourse notes                                                                           -            (147.2)             -
- 5.875% euro-US dollar bond 2003                                                          183.5                 -              -
- other                                                                                     (1.3)              0.5              -
Debt due after one year:
- net repayment of uncommitted facilities                                                   (3.8)                -              -
- medium-term notes/private placements                                                       7.5             594.2          178.1
- European Investment Bank loans                                                          (129.2)             42.8           86.2
- 5.875% euro-US Dollar bond                                                              (183.3)                -              -
- 11.457% sterling bond issue                                                                  -                 -         (142.0)
- 6.625% euro-sterling bond issue                                                              -                 -          197.9
- variable coupon Australian dollar bond issue                                             233.8                 -              -
- mortgages                                                                                449.5             (25.8)         (53.1)
- secured pollution control revenue bonds                                                    2.8               0.2              -
- unsecured pollution control revenue bonds                                                 (2.9)              1.9              -
- junior debentures                                                                            -            (117.0)             -
- non-recourse notes                                                                           -             (21.2)             -
- other                                                                                     (9.7)              8.0              -
Finance leases:
- finance leases                                                                             0.3              (0.1)             -
                                                                                      ----------        ----------     ----------
Increase/(decrease) in debt                                                                982.4             189.5         (100.0)
------------------------------------------------------------------------------------  ----------        ----------     ----------
Net cash inflow/(outflow) from financing                                                   929.1             196.1         (121.2)
====================================================================================  ==========        ==========     ==========

*Liquid resources include term deposits of less than one year, commercial paper and other short-term investments.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |73


10 Reconciliation of operating profit to net cash inflow from operating activities

----------------------------------------------------------------------------------------------------------------------------
                                                                                    2002            2001            2000
                                                                               (Pounds)m       (Pounds)m       (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                   776.6           721.9           662.0
Depreciation and amortisation                                                      717.0           607.9           457.6
Profit on sale of tangible fixed assets and disposal of businesses                  (7.7)          (19.9)          (19.8)
Release of deferred income                                                         (17.8)          (15.1)          (15.6)
Movements in provisions for liabilities and charges                                (93.6)           57.5           103.1
Decrease/(increase) in stocks                                                       10.4           (13.3)           20.1
Decrease/(increase) in debtors                                                      58.4          (137.2)          (32.1)
(Decrease)/increase in creditors                                                  (194.9)          209.8           (57.8)
----------------------------------------------------------------------------   ---------        --------       ---------
Net cash inflow from operating activities                                        1,248.4         1,411.6         1,117.5
============================================================================   =========        ========       =========

11 Effect of disposals and acquisitions on cash flows

----------------------------------------------------------------------------------------------------------------------------
                                                                                     Disposals            Acquisition
                                                                                          2002                   2000
                                                                                     (Pounds)m              (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
Cash (outflow)/inflow from operating activities                                          (39.5)                 242.4
Returns on investments and servicing of finance                                            0.7                  (40.6)
Taxation                                                                                     -                    7.6
Capital expenditure and financial investment                                             (93.2)                (103.1)
Acquisitions and disposals                                                                 3.3                      -
Equity dividends paid                                                                        -                   (9.8)
Management of liquid resources                                                             4.0                      -
Financing                                                                                    -                  (71.0)
----------------------------------------------------------------------------------  ----------              ---------
(Decrease)/increase in cash                                                             (124.7)                  25.5
==================================================================================  ==========              =========

The effect of disposals on cash flows in 2002 principally relates to the group's demerger of Thus and the disposal of and withdrawal from Appliance Retailing. The cash flows relating to acquisitions during 2002 were not material.

The effect of acquisitions and disposals on cash flows during 2001 was not material. The analysis of cash flows of the acquisition in 2000 relates to the post-acquisition cash flows of PacifiCorp. The cash flows relating to the disposal during 2000 were not material.

12 Analysis of cash flows in respect of disposals and acquisitions

---------------------------------------------------------------------------------------------------------------------------------
                                                                          Disposals  Acquisitions Disposals Acquisition  Disposal
                                                                               2002         2001       2001        2000      2000
                                                                          (Pounds)m    (Pounds)m  (Pounds)m   (Pounds)m (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Cash consideration including expenses                                          13.9       (227.7)     716.5       (28.4)        -
Cash at bank and in hand (disposed)/acquired                                   (9.2)           -          -        41.4      (3.7)
Pre-completion dividend to former PacifiCorp shareholders                         -            -          -        (9.8)        -
Deferred consideration in respect of prior year disposals/(acquisitions)      152.1         (2.5)         -        (1.1)        -
Expenses paid in respect of prior year disposals                               (6.8)           -       (3.4)          -         -
-------------------------------------------------------------------------  --------    ---------  ---------   ---------   -------
                                                                              150.0       (230.2)     713.1         2.1      (3.7)
=========================================================================  ========    =========  =========   =========   =======

In 2002, the cash flows in respect of disposals principally represent the collection of a note receivable on the discontinued operations of PacifiCorp's mining and resource development business, NERCO, which was sold in 1993 and the disposal of PacifiCorp's synthetic fuel operations.

In 2001, cash flows in respect of acquisitions principally represent the purchase of Rye House power station. The cash flows in respect of disposals mainly comprise proceeds from the sale of Centralia and Powercor.

In 2000, acquisition cash flows principally represent the purchase of PacifiCorp and disposal cash flows represent proceeds received on the sale of other Telecoms operations.

The cash flows arising on the group's partial disposal of its interest in Thus (net of expenses) were as follows:

                                                                                                                        2000
                                                                                                                   (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
Cash received on primary issue by Thus                                                                                 310.0
Cash received on sale of shares by ScottishPower                                                                       720.4
--------------------------------------------------------------------------------------------------------------   -----------
Total                                                                                                                1,030.4
==============================================================================================================   ===========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |74



Notes to the Group Cash Flow Statement
for the year ended 31 March 2002 - continued


13 Analysis of net debt

---------------------------------------------------------------------------------------------------------------------------------
                                                                        At                                     Other           At
                                                                   1 April                                  non-cash     31 March
                                                                      2000     Cash flow      Exchange       changes         2001
2000/01                                                          (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------
Cash at bank                                                         106.7          13.1          19.9             -        139.7
Overdrafts                                                           (39.1)        (11.1)         (2.3)            -        (52.5)
                                                                               ---------
                                                                                     2.0

                                                                               ---------
Debt due after 1 year                                             (4,317.6)       (474.0)       (267.8)        191.1     (4,868.3)
Debt due within 1 year                                              (653.0)        284.4         (12.4)       (194.4)      (575.4)
Finance leases                                                       (17.1)          0.1          (2.1)            -        (19.1)
                                                                               ---------
                                                                                  (189.5)

Other deposits                                                        78.6          11.9             -             -         90.5
---------------------------------------------------------------  ---------     ---------      --------      --------   ----------
Total                                                             (4,841.5)       (175.6)       (264.7)         (3.3)    (5,285.1)
===============================================================  =========     =========      ========      ========   ==========

`Other non-cash changes' to net debt represents the movement in debt of (Pounds)
194.4 million due after more than one year to due within one year, amortisation of finance costs of (Pounds)0.5 million and finance costs of (Pounds)2.8 million representing the effects of the Retail Price Index ("RPI") on bonds carrying an RPI coupon.

                                                          At                    Disposal                       Other           At
                                                     1 April               (excl. cash &                    non-cash     31 March
                                                        2001     Cash flow   overdrafts)      Exchange       changes         2002
2001/02                                            (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
                                                                 ---------
Cash at bank                                           139.7         163.4             -          (0.3)            -        302.8
Overdrafts                                             (52.5)         17.8             -           0.1             -        (34.6)
                                                                 ---------
                                                                     181.2

                                                                 ---------
Debt due after 1 year                               (4,868.3)       (364.7)            -          (3.7)       (106.3)    (5,343.0)
Debt due within 1 year                                (575.4)       (617.4)          4.4          (2.5)         (1.3)    (1,192.2)
Finance leases                                         (19.1)         (0.3)            -             -             -        (19.4)
                                                                 ---------
                                                                    (982.4)

Other deposits                                          90.5          38.7         (51.3)          0.1             -         78.0
--------------------------------------------     -----------     ---------     ---------      --------      --------   ----------
Total                                               (5,285.1)       (762.5)        (46.9)         (6.3)       (107.6)    (6,208.4)
============================================     ===========     =========     =========      ========      ========   ==========

`Other non-cash changes' to net debt represents amortisation of finance costs of (Pounds)1.5 million, finance costs of (Pounds)5.6 million representing the effects of the RPI on bonds carrying an RPI coupon and the recognition of the share of debt in joint arrangements of (Pounds)100.5 million.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |75

Group Balance Sheet
as at 31 March 2002

                                                                                                            2002          2001
                                                                                            Notes      (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                                              16        2,658.9       2,840.8
Tangible assets                                                                                17       11,652.3      11,920.8
Investments
- Investments in joint ventures:                                                                        --------      --------
   Share of gross assets                                                                                   119.3         118.4
   Share of gross liabilities                                                                              (82.4)        (74.6)
                                                                                                        --------      --------
                                                                                                            36.9          43.8
- Investments in associates                                                                                  5.2           5.0
- Other investments                                                                                        223.5         247.5
                                                                                                        --------      --------
                                                                                               18          265.6         296.3
-------------------------------------------------------------------------------------------------       --------      --------
                                                                                                        14,576.8      15,057.9
-------------------------------------------------------------------------------------------------       --------      --------
Current assets
Stocks                                                                                         19          167.0         215.1
Debtors                                                                                                 --------      --------
- Gross debtors                                                                                          1,448.2       1,758.2
- Less non-recourse financing                                                                             (257.4)       (285.7)
                                                                                                        --------      --------
                                                                                               20        1,190.8       1,472.5
Short-term bank and other deposits                                                                         380.8         230.2
-------------------------------------------------------------------------------------------------       --------      --------
                                                                                                         1,738.6       1,917.8
-------------------------------------------------------------------------------------------------       --------      --------
Creditors: amounts falling due within one year
Loans and other borrowings                                                                     21       (1,226.8)       (627.9)
Other creditors                                                                                22       (1,951.9)     (2,375.9)
-------------------------------------------------------------------------------------------------       --------      --------
                                                                                                        (3,178.7)     (3,003.8)
-------------------------------------------------------------------------------------------------       --------      --------
Net current liabilities                                                                                 (1,440.1)     (1,086.0)
-------------------------------------------------------------------------------------------------       --------      --------
Total assets less current liabilities                                                                   13,136.7      13,971.9
Creditors: amounts falling due after more than one year
Loans and other borrowings                                                                     21       (5,362.4)     (4,887.4)
Provisions for liabilities and charges                                                                  --------      --------
- Deferred tax                                                                                 24       (1,691.2)     (1,625.3)
- Other provisions                                                                             23         (713.8)       (778.7)
                                                                                                        --------      --------
                                                                                                        (2,405.0)     (2,404.0)
Deferred income                                                                                25         (551.2)       (501.5)
-------------------------------------------------------------------------------------------------       --------      --------
Net assets                                                                                     14        4,818.1       6,179.0
=================================================================================================       ========      ========
Called up share capital                                                                    26, 27          926.3         924.5
Share premium                                                                                  27        2,254.1       3,739.7
Revaluation reserve                                                                            27           45.5         217.1
Capital redemption reserve                                                                     27           18.3          18.3
Merger reserve                                                                                 27          406.4         406.4
Profit and loss account                                                                        27        1,080.8         587.2
-------------------------------------------------------------------------------------------------       --------      --------
Equity shareholders' funds                                                                     27        4,731.4       5,893.2
Minority interests (including non-equity)                                                      28           86.7         285.8
-------------------------------------------------------------------------------------------------       --------      --------
Capital employed                                                                                         4,818.1       6,179.0
=================================================================================================       ========      ========
Net asset value per ordinary share                                                             15          254.8p        318.7p
=================================================================================================       ========      ========

Approved by the Board on 1 May 2002 and signed on its behalf by

/s/ Charles Miller Smith                  /s/ David Nish

Charles Miller Smith                      David Nish
Chairman                                  Finance Director

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |76

Notes to the Group Balance Sheet
as at 31 March 2002

14 Segmental information

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  2002        2001
(a) Net assets by segment                                                                            Notes   (Pounds)m   (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                                                       (i),(iv)      873.4       691.2
Infrastructure Division - Power Systems                                                            (i),(iv)    2,070.7     1,979.0
-----------------------------------------------------------------------------------------------------------  ---------   ---------
United Kingdom total - continuing operations                                                                   2,944.1     2,670.2
===========================================================================================================  =========   =========
United States - continuing operations
US Division - PacifiCorp                                                                               (iv)    7,776.0     7,778.7
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total continuing operations                                                                                   10,720.1    10,448.9
===========================================================================================================  =========   =========
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                                                           (i),(iv)    2,347.6     2,590.4
Thus                                                                                              (ii),(iv)          -       459.3
Appliance Retailing                                                                                (i),(iv)          -        55.6
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total discontinued operations                                                                                  2,347.6     3,105.3
===========================================================================================================  =========   =========
Unallocated net liabilities
Net debt                                                                                                      (6,208.4)   (5,285.1)
Deferred tax                                                                                                  (1,691.2)   (1,625.3)
Corporate tax                                                                                                   (293.3)     (365.0)
Proposed dividend                                                                                               (126.1)     (119.4)
Fixed asset investments                                                                                          265.6       296.3
Other                                                                                                 (iii)     (196.2)     (276.7)
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total unallocated net liabilities                                                                             (8,249.6)   (7,375.2)
===========================================================================================================  =========   =========
Total                                                                                                          4,818.1     6,179.0
===========================================================================================================  =========   =========

                                                                                                                  2002        2001
(b) Capital expenditure by segment (Note (v))                                                        Notes   (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                                                            (i)      109.2       160.1
Infrastructure Division - Power Systems                                                                 (i)      240.1       217.8
-----------------------------------------------------------------------------------------------------------  ---------   ---------
United Kingdom total - continuing operations                                                                     349.3       377.9
===========================================================================================================  =========   =========
United States - continuing operations
US Division - PacifiCorp                                                                                         599.4       328.8
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total continuing operations                                                                                      948.7       706.7
===========================================================================================================  =========   =========
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                                                                (i)      279.5       319.5
Thus                                                                                                   (ii)       78.0       158.9
Appliance Retailing                                                                                     (i)        0.1         7.0
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total discontinued operations                                                                                    357.6       485.4
===========================================================================================================  =========   =========
Total                                                                                                          1,306.3     1,192.1
===========================================================================================================  =========   =========

                                                                                                                  2002        2001
(c) Total assets by segment                                                                          Notes   (Pounds)m   (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                                                       (i),(iv)    1,563.6     1,351.6
Infrastructure Division - Power Systems                                                            (i),(iv)    2,657.6     2,503.0
-----------------------------------------------------------------------------------------------------------  ---------   ---------
United Kingdom total - continuing operations                                                                   4,221.2     3,854.6
===========================================================================================================  =========   =========
United States - continuing operations
US Division - PacifiCorp                                                                               (iv)    8,878.9     9,052.7
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total continuing operations                                                                                   13,100.1    12,907.3
===========================================================================================================  =========   =========
United Kingdom - discontinued operations
Infrastructure Division - Southern Water                                                           (i),(iv)    2,568.9     2,822.6
Thus                                                                                              (ii),(iv)          -       589.2
Appliance Retailing                                                                                (i),(iv)          -       127.7
-----------------------------------------------------------------------------------------------------------  ---------   ---------
Total discontinued operations                                                                                  2,568.9     3,539.5
===========================================================================================================  =========   =========
Unallocated total assets                                                                               (vi)      646.4       528.9
===========================================================================================================  =========   =========
Total                                                                                                         16,315.4    16,975.7
===========================================================================================================  =========   =========

(i) As detailed in Note 1, the group now operates through three divisions which are different from the segments presented in the prior year's Accounts. Prior year comparatives have been restated accordingly. The previously reported net assets, capital expenditure and total assets of the Other segment have been allocated as follows:

                                                                                                        Year ended 31 March 2001
                                                                                                     Net       Capital        Total
                                                                                                  assets   expenditure       assets
                                                                                               (Pounds)m     (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
UK Division - Generation, Trading and Supply                                                        27.9           2.0          5.8
Infrastructure Division
   Power Systems                                                                                     2.3           0.8          4.9
   Southern Water                                                                                    1.5             -            -
Appliance Retailing                                                                                 55.6           7.0        127.7
--------------------------------------------------------------------------------------------------------   -----------    ---------
Other total                                                                                         87.3           9.8        138.4
========================================================================================================   ===========    =========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |77


14 Segmental information continued

(ii) The segment previously described as `Telecoms' has been redesignated `Thus' as historical balance sheet data for this segment no longer includes data relating to other Telecoms operations disposed in prior years.

(iii) Other unallocated net liabilities principally includes interest.

(iv) As required by the Utilities Act 2000, the group has implemented a new legal entity structure for certain of its UK businesses to give effect to business separation. Following the creation of this new legal structure on 1 October 2001, the directors reviewed the group's segments and concluded that no changes were required to the business segments disclosed above. However, they also reviewed the items to be included within each segment's net assets and total assets particularly in relation to intra-group balances. The net assets and total assets by segment figures above have been presented on this revised basis and comparative figures have been restated accordingly.

(v) Capital expenditure by business segment is stated gross of capital grants and customer contributions. Capital expenditure net of contributions amounted to (Pounds)1,229.4 million (2001 (Pounds)1,094.8 million).

(vi) Unallocated total assets includes investments, interest receivable and bank deposits.

15 Net asset value per ordinary share

Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial years (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

                                                                                                           31 March   31 March
                                                                                                               2002       2001
------------------------------------------------------------------------------------------------------------------------------
Net assets (as adjusted) ((Pounds)million)                                                                  4,692.5    5,841.9
Number of ordinary shares in issue at year end (as adjusted) (number of shares, million)                    1,841.9    1,833.0
=========================================================================================================   =======    =======

16 Intangible fixed assets
-------------------------------------------------------------------
                                                           Goodwill
Year ended 31 March 2001                           Notes  (Pounds)m
-------------------------------------------------------------------
Cost:
At 1 April 2000                                             2,228.5
Acquisition                                          (i)       97.1
Revision to provisional fair values                           414.0
Exchange                                                      278.3
--------------------------------------------------------  ---------
At 31 March 2001                                            3,017.9
========================================================  =========
Amortisation:
At 1 April 2000                                                40.1
Amortisation for the year                                     127.6
Exchange                                                        9.4
--------------------------------------------------------  ---------
At 31 March 2001                                              177.1
========================================================  =========
Net book value:
At 31 March 2001                                            2,840.8
At 31 March 2000                                            2,188.4
========================================================  =========
                                                           Goodwill
Year ended 31 March 2002                                  (Pounds)m
--------------------------------------------------------  ---------
Cost:
At 1 April 2001                                             3,017.9
Thus open offer                                       33       34.4
Demerger of Thus                                      33      (70.4)
Exchange                                                       (4.1)
--------------------------------------------------------  ---------
At 31 March 2002                                            2,977.8
========================================================  =========
Amortisation:
At 1 April 2001                                               177.1
Amortisation for the year                                     149.0
Demerger of Thus                                      33       (7.8)
Exchange                                                        0.6
--------------------------------------------------------  ---------
At 31 March 2002                                              318.9
========================================================  =========
Net book value:
At 31 March 2002                                            2,658.9
At 31 March 2001                                            2,840.8
========================================================  =========

(i) The provisional fair values attributed to the acquisition of Rye House in 2000/01, that resulted in goodwill of (Pounds)97.1 million, have not required amendment in the post-acquisition period to March 2002.

Goodwill capitalised is being amortised over its estimated useful economic life of 20 years. Goodwill capitalised relating to Thus was being amortised over its estimated useful economic life of 15 years.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |78


Notes to the Group Balance Sheet
as at 31 March 2002 - continued


17 Tangible fixed assets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Water
                                                                          Land and infrastructure Plant and Vehicles and
                                                                         buildings         assets machinery    equipment      Total
Year ended 31 March 2001                                         Notes   (Pounds)m      (Pounds)m (Pounds)m    (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 2000                                                            1,217.8        1,093.7   8,838.5      1,280.7   12,430.7
Additions                                                                    115.4           90.5     739.2        247.0    1,192.1
Acquisitions                                                                  54.2              -     244.7          1.1      300.0
Revision to provisional fair values                                              -              -    (222.6)           -     (222.6)
Grants and contributions                                                         -           (8.7)        -            -       (8.7)
Disposals                                                                    (24.5)          (0.6)    (75.3)      (103.5)    (203.9)
Exchange                                                                      22.3              -     529.0         55.0      606.3
----------------------------------------------------------------------  ----------   ------------  --------  -----------  ---------
At 31 March 2001                                                           1,385.2        1,174.9  10,053.5      1,480.3   14,093.9
======================================================================  ==========   ============  ========  ===========  =========

Depreciation:
At 1 April 2000                                                              237.0           68.1   1,135.9        306.4    1,747.4
Charge for the year                                                           42.4           20.9     259.8        157.2      480.3
Disposals                                                                    (14.3)          (0.6)     (6.3)       (50.5)     (71.7)
Exchange                                                                       0.5              -      12.5          4.1       17.1
----------------------------------------------------------------------  ----------   ------------  --------  -----------  ---------
At 31 March 2001                                                             265.6           88.4   1,401.9        417.2    2,173.1
======================================================================  ==========   ============  ========  ===========  =========

Net book value:
At 31 March 2001                                                           1,119.6        1,086.5   8,651.6      1,063.1   11,920.8
At 31 March 2000                                                             980.8        1,025.6   7,702.6        974.3   10,683.3
======================================================================  ==========   ============  ========  ===========  =========

Year ended 31 March 2002
-----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 2001                                                            1,385.2        1,174.9  10,053.5      1,480.3   14,093.9
Additions                                                                     88.5           76.7     986.5        154.6    1,306.3
Impairment                                                    (i), (ix)       (6.9)        (306.3)   (136.1)           -     (449.3)
Valuation adjustment                                               (ii)          -         (109.1)   (207.3)           -     (316.4)
Grants and contributions                                                         -           (9.2)        -            -       (9.2)
Disposals                                                                    (13.7)          (0.6)    (57.3)       (94.9)    (166.5)
Demerger of Thus                                                    33       (11.9)             -    (466.2)      (136.8)    (614.9)
Exchange                                                                      (0.3)             -      (3.7)        (0.5)      (4.5)
----------------------------------------------------------------------  ----------   ------------  --------  -----------  ---------
At 31 March 2002                                                           1,440.9          826.4  10,169.4      1,402.7   13,839.4
======================================================================  ==========   ============  ========  ===========  =========

Depreciation:
At 1 April 2001                                                              265.6           88.4   1,401.9        417.2    2,173.1
Reclassification                                                             (42.6)             -      42.6            -          -
Charge for the year                                                           32.8           21.2     323.1        177.9      555.0
Impairment                                                         (ix)        1.6              -      12.2         31.4       45.2
Valuation adjustment                                               (ii)          -         (109.1)   (207.3)           -     (316.4)
Disposals                                                                    (13.3)          (0.5)    (29.9)       (80.9)    (124.6)
Demerger of Thus                                                    33        (3.1)             -     (78.9)       (64.1)    (146.1)
Exchange                                                                         -              -       0.6          0.3        0.9
----------------------------------------------------------------------  ----------   ------------  --------  -----------  ---------
At 31 March 2002                                                             241.0              -   1,464.3        481.8    2,187.1
======================================================================  ==========   ============  ========  ===========  =========

Net book value:
At 31 March 2002                                                           1,199.9          826.4   8,705.1        920.9   11,652.3
At 31 March 2001                                                           1,119.6        1,086.5   8,651.6      1,063.1   11,920.8
======================================================================  ==========   ============  ========  ===========  =========

                                                                                                                    2002       2001
Historical cost analysis                                                                                       (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost                                                                                                            13,785.4   13,941.9
Depreciation based on cost                                                                                      (2,178.6)  (2,238.2)
-----------------------------------------------------------------------------------------------------------  -----------  ---------
Net book value based on cost                                                                                    11,606.8   11,703.7
===========================================================================================================  ===========  =========

                                                                                                                    2002       2001
Included in the cost or valuation of tangible fixed assets above are:                                 Notes    (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Assets in the course of construction                                                                             1,181.1      900.3
Other assets not subject to depreciation                                                                 (v)       158.1      156.8
Grants and contributions in respect of water infrastructure assets                                                 (42.2)     (33.0)
Capitalised interest                                                                                    (iv)       130.6       94.5
===========================================================================================================  ===========  =========

(i) The impairment of assets of (Pounds)449.3 million represents the provision for loss on disposal of Southern Water. The total impairment of group assets is detailed in Note 1(c).
(ii) The valuation adjustment represents elimination of the accumulated depreciation on the tangible fixed assets of Southern Water which have been impaired.
(iii) The Manweb distribution and Southern Water operational assets were revalued by the directors on 30 September 1997 on a market value basis. The valuation of the Manweb distribution assets has not been and will not be updated, as permitted under the transitional provisions of FRS 15 `Tangible fixed assets'. The net book value of tangible fixed assets included at valuation at 31 March 2002 relates to Manweb distribution assets and was (Pounds)599.6 million (2001 (Pounds)2,198.1 million including Southern Water operational assets).
(iv) Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 7% (2001 8%) in the United Kingdom and 4% (2001 7%) in the United States.
(v) Other assets not subject to depreciation are land. Land and buildings held by the group are predominantly freehold.
(vi) The historical cost of fully depreciated tangible fixed assets still in use was (Pounds)272.6 million (2001 (Pounds)224.6 million).
(vii) Capitalised computer software costs developed for internal use include employee, interest and other external direct costs of materials and services which are directly attributable to the development of computer software. Cumulative computer software costs capitalised are (Pounds)490.7 million (2001 (Pounds)455.5 million, 2000 (Pounds)333.1 million). The depreciation charge was (Pounds)109.3 million (2001 (Pounds)52.5 million, 2000 (Pounds)78.3 million including impairment).

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |79



17 Tangible fixed assets continued

(viii) The net book value of land and buildings under finance leases at 31 March 2002 was (Pounds)22.3 million (2001 (Pounds)28.0 million). The charge for depreciation against these assets during the year was (Pounds)2.1 million (2001 (Pounds)0.9 million).
(ix) Assets which were impaired in 2002 were valued on the basis of their estimated recoverable amounts. The impairment charge for the year ended 31 March 2002 of (Pounds)494.5 million has been charged to the profit and loss account as follows: cost of sales (Pounds)13.0 million, loss on disposal of and withdrawal from Appliance Retailing (Pounds)32.2 million and provision for loss on disposal of Southern Water (Pounds)449.3 million. The impairment charge for the year ended 31 March 2000 of (Pounds)135.4 million was charged to the profit and loss account as follows: cost of sales (Pounds)44.5 million, transmission and distribution costs (Pounds)38.5 million, administrative expenses (Pounds)13.9 million and loss on disposal of and withdrawal from other Telecoms operations, (Pounds)38.5 million.

18 Fixed asset investments

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Associated          Own
                                                               Joint ventures   undertakings  shares held         Other
                                                            Shares      Loans         Shares  under trust   investments       Total
                                              Note       (Pounds)m   (Pounds)m     (Pounds)m    (Pounds)m     (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 2000                                                0.3        19.3           5.4         70.4         137.2       232.6
Additions                                                     23.7        16.8             -          7.5          32.1        80.1
Share of retained (loss)/profit                               (4.8)       (9.4)          0.1            -             -       (14.1)
Disposals and other                                           (0.4)       (1.7)         (0.5)       (12.6)         (3.7)      (18.9)
Exchange                                                         -           -             -          0.1          16.5        16.6
--------------------------------------------------       ---------      ------       -------      -------       -------     -------
At 31 March 2001                                              18.8        25.0           5.0         65.4         182.1       296.3
Additions                                                        -        16.1             -         25.6           2.3        44.0
Share of retained (loss)/profit                               (2.4)       (0.5)          0.2            -             -        (2.7)
Disposals and other                                          (16.3)       (3.8)            -        (19.8)         (7.7)      (47.6)
Demerger of Thus                                33               -           -             -            -         (24.2)      (24.2)
Exchange                                                         -           -             -            -          (0.2)       (0.2)
--------------------------------------------------       ---------      ------       -------      -------       -------     -------
At 31 March 2002                                               0.1        36.8           5.2         71.2         152.3       265.6
==================================================       =========      ======       =======      =======       =======     =======

The principal subsidiary undertakings, joint ventures and associated undertakings are listed on page 110.

Details of listed investments, including own shares held under trust, are given below:

                                                                                                                          (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet value at 31 March 2002                                                                                          115.2
=======================================================================================================================     =======
Market value at 31 March 2002                                                                                                 100.0
=======================================================================================================================     =======

(a) Shares in the company held under trust during the year are as follows:

                                                                Shares                                Shares     Nominal     Market
                                                               held at        Shares        Shares   held at    value at   value at
                                                               1 April      acquired   transferred  31 March    31 March   31 March
                                                  Dividends       2000   during year   during year      2001        2001       2001
2000/01                                     Notes    waived     (000s)        (000s)        (000s)    (000s)   (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Long Term Incentive Plan                      (i)        no      2,441           508          (237)    2,712         1.4       12.7
ScottishPower Sharesave Schemes              (ii)       yes     19,641             -        (4,401)   15,240         7.6       71.3
PacifiCorp Stock Incentive Plan              (iv)        no         58           131           (75)      114         0.1        1.0
Employee Share Ownership Plan                 (v)        no          -           747             -       747         0.4        3.5
------------------------------------------------  ---------   --------    ----------    ----------  --------  ----------  ---------
                                                                22,140         1,386        (4,713)   18,813         9.5       88.5
================================================  =========   ========    ==========    ==========  ========  ==========  =========

                                                                Shares                                Shares     Nominal     Market
                                                               held at        Shares        Shares   held at    value at   value at
                                                               1 April      acquired   transferred  31 March    31 March   31 March
                                                  Dividends       2001   during year   during year      2002        2002       2002
2001/02                                     Notes    waived     (000s)        (000s)        (000s)    (000s)   (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Long Term Incentive Plan                      (i)        no      2,712         1,355          (379)    3,688         1.8       13.3
ScottishPower Sharesave Schemes              (ii)       yes     15,240             -        (6,917)    8,323         4.2       29.9
Executive Share Option Plan 2001            (iii)       yes          -         2,360             -     2,360         1.2        8.5
PacifiCorp Stock Incentive Plan              (iv)        no        114           122           (76)      160         0.1        0.6
Employee Share Ownership Plan                 (v)        no        747         1,659          (224)    2,182         1.1        7.8
------------------------------------------------  ---------   --------    ----------    ----------  --------  ----------  ---------
                                                                18,813         5,496        (7,596)   16,713         8.4       60.1
================================================  =========   ========    ==========    ==========  ========  ==========  =========

(i) Shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers (see Remuneration Report of the Directors on pages 48 to 54 for details of the Plan).
(ii) Shares of the company are held in two Qualifying Employee Share Ownership Trusts as part of the Scottish Power UK plc Sharesave Scheme, the Scottish Power plc Sharesave Scheme and the Southern Water Sharesave Scheme. Holders of options granted under the schemes will be awarded shares by the Trusts upon the exercise of the options. Details of options granted under these schemes are disclosed in
Note 26.
(iii) Shares of the company are held under trust as part of the Executive Share Option Plan 2001 for executive directors and other senior managers (see Remuneration Report of the Directors on pages 48 to 54 for details of the Plan).
(iv) Options granted under the PacifiCorp Stock Incentive Plan are for ScottishPower ADSs; for the purposes of the table above, options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares.
(v) Shares of the company are held in the Employee Share Ownership Plan Trust on behalf of employees of the ScottishPower group. Shares appropriated under the Free Element and the Matching Element are subject to forfeiture for a period of three years from the date of appropriation. Shares appropriated under the Partnership Element of the Employee Share Ownership Plan are not subject to forfeiture.

19 Stocks

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               2002            2001
                                                                                                          (Pounds)m       (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                                                                  95.7           103.7
Fuel stocks                                                                                                    48.4            53.1
Work in progress                                                                                               21.7             8.2
Finished goods and goods for resale                                                                             1.2            50.1
---------------------------------------------------------------------------------------------------------  --------       ---------
                                                                                                              167.0           215.1
=========================================================================================================  ========       =========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |80

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

20 Debtors

                                                                                                2002          2001
                                                                                 Notes     (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------
(a) Amounts falling due within one year:
Trade debtors                                                                       (i)        470.9         620.0
                                                                                            ----------    ----------
Amounts receivable under finance leases - US                                (ii), (iii)        124.1          42.3
Less non-recourse financing                                                                    (92.9)        (22.4)
                                                                                            ----------    ----------
                                                                                                31.2          19.9
Amounts receivable under finance leases - UK                                      (iii)          0.1           0.3
Prepayments and accrued income                                                                 395.2         428.1
Other debtors                                                                                  114.7          55.8
--------------------------------------------------------------------------------------      --------      --------
                                                                                             1,012.1       1,124.1
(b) Amounts falling due after more than one year:
                                                                                            ----------    ----------
Amounts receivable under finance leases - US                                (ii), (iii)        318.0         459.0
Less non-recourse financing                                                                   (164.5)       (263.3)
                                                                                            ----------    ----------
                                                                                               153.5         195.7
Amounts receivable under finance leases - UK                                      (iii)          4.2           2.2
Other debtors                                                                                   21.0         150.5
--------------------------------------------------------------------------------------      --------      --------
                                                                                             1,190.8       1,472.5
======================================================================================      ========      ========

(i) Trade debtors are stated net of provisions for doubtful debts of (Pounds)101.1 million (2001 (Pounds)80.2 million).

(ii) The group's finance lease assets in the United States which are financed by non-recourse borrowing qualify for linked presentation under FRS 5. The provider of the finance has agreed in writing in the finance documentation that it will seek repayment of the finance, as to both principal and interest, only to the extent that sufficient funds are generated by the specific assets it has financed and that it will not seek recourse in any other form. The directors confirm that the group has no obligation to support any losses arising under these leases nor is there any intention to do so.

(iii) Amounts receivable under finance leases falling due after more than one year at 31 March 2002 of (Pounds)322.2 million (2001 (Pounds)461.2 million) are due as follows: within 1-2 years, (Pounds)28.7 million (2001 (Pounds)120.9 million); within 2-3 years, (Pounds)36.8 million (2001 (Pounds)49.8 million); within 3-4 years, (Pounds)28.6 million (2001 (Pounds)37.1 million); within 4-5 years, (Pounds)38.3 million (2001 (Pounds)28.9 million) and after 5 years, (Pounds)189.8 million (2001 (Pounds)224.5 million). Total amounts receivable under finance leases during the year were (Pounds)58.8 million (2001 (Pounds)62.1 million).

21 Loans and other borrowings

Details of the group's objectives, policies and strategy with regard to financial instruments and risk management are contained within the Financial Review on pages 30 to 43. The analyses of financial instruments in this Note, other than currency disclosures, do not include short-term debtors and creditors as permitted by FRS 13.

                                                                             Weighted          Weighted
                                                                              average           average
                                                                        interest rate     interest rate         2002         2001
(a) Analysis by instrument                                     Notes             2002              2001    (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Unsecured debt of UK businesses
Bank overdraft                                                                     -                 -          11.0         23.6
Committed bank loans                                                             5.0%                -         100.0            -
Uncommitted bank loans                                                           5.0%              6.0%        212.9         96.0
Commercial paper                                                  (i)            5.0%              6.0%        195.0        203.8
Medium-term notes/private placements                             (ii)            5.6%              6.5%      1,245.1      1,151.3
Loan notes                                                      (iii)            4.9%              6.2%          5.9          9.1
European Investment Bank loans                                   (iv)            6.8%              7.2%        328.4        342.8
5.875% euro-US dollar bond 2003                                                  7.0%              6.9%        183.5        183.4
Variable coupon bond 2008                                                        6.9%              6.9%         99.8         99.7
Variable rate Australian dollar bond 2011                                        5.7%                -         233.8            -
5.250% deutschmark bond 2008                                                     6.8%              6.8%        245.7        245.7
6.625% euro-sterling bond 2010                                                   6.7%              6.6%        198.2        198.1
8.375% euro-sterling bond 2017                                                   8.4%              8.4%        197.5        197.1
6.750% euro-sterling bond 2023                                                   6.8%              6.8%        247.1        247.1
Unsecured debt of US businesses
Bank overdraft                                                                     -                 -          23.6         28.9
Commercial paper                                                  (i)            2.2%              6.2%        124.0        169.1
Preferred securities                                              (v)            8.6%              8.6%        231.9        232.1
Pollution control revenue bonds                                  (vi)            2.1%              3.5%        316.4        315.2
Finance leases                                                  (vii)           11.9%             11.9%         19.4         19.1
-------------------------------------------------------------------------------------------------------     --------     --------
Unsecured debt                                                                                               4,219.2      3,762.1
=======================================================================================================     ========     ========
Secured debt of US businesses
First mortgage and collateral bonds                            (viii)            7.5%              7.6%      2,011.1      1,486.4
Pollution control revenue bonds                                  (vi)            2.6%              3.7%        198.9        198.8
Other secured borrowings                                         (ix)            6.6%              7.2%        160.0         68.0
-------------------------------------------------------------------------------------------------------     --------     --------
                                                                                                             2,370.0      1,753.2
=======================================================================================================     ========     ========
                                                                                                             6,589.2      5,515.3
=======================================================================================================     ========     ========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |81

21 Loans and other borrowings continued

(i) Commercial paper

Scottish Power UK plc has an established US$2.0 billion (2001 US$2.0 billion) euro-commercial paper programme. Paper is issued in a range of currencies and swapped back into sterling. PacifiCorp has a US$1.5 billion domestic commercial paper programme and PacifiCorp Group Holdings has a US$200.0 million domestic commercial paper programme. Amounts borrowed under the commercial paper programmes are repayable in less than one year.

(ii) Medium-term notes/private placements

Scottish Power UK plc has an established US$7.0 billion (2001 US$4.0 billion) euro-medium-term note programme. Scottish Power plc has been added as an issuer under the programme, although no issues have yet been transacted. Paper is issued in a range of currencies and swapped back into sterling. As at 31 March 2002, maturities range from 1 to 38 years.

(iii) Loan notes

All loan notes are redeemable at the holders discretion. Ultimate maturity dates range from 2002 to 2006.

(iv) European Investment Bank ("EIB") loans

These loans incorporate agreements with various interest rates and maturity dates. The maturity dates of these arrangements range from 2006 to 2011. Following the sale of Aspen 4 Limited (the holding company of Southern Water plc) in April 2002, the EIB loans relating to Southern Water were repaid.

(v) Preferred securities

Wholly-owned subsidiary trusts of PacifiCorp ("the Trusts") have issued redeemable preferred securities representing preferred undivided beneficial interests in the assets of the Trusts. The sole assets of the Trusts are junior subordinated deferrable interest debentures of PacifiCorp that bear interest at the same rates as the preferred securities to which they relate, and certain rights under related guarantees by PacifiCorp.

(vi) Pollution control revenue bonds

Bonds issued by qualified tax exempt entities to finance, or refinance, the cost of certain pollution control, solid waste disposal and sewage facilities. PacifiCorp has entered into agreements with the issuers pursuant to which PacifiCorp received the proceeds of the issuance and agreed to make payments sufficient to pay principal of, interest on, and certain additional expenses. The interest on the bonds is not subject to federal income taxation for most bondholders. In some cases, PacifiCorp has issued first mortgage and collateral bonds as collateral for repayment.

(vii) Finance leases

These are facility leases that are accounted for as capital leases, maturity dates range from 2013 to 2022.

(viii) First mortgage and collateral bonds

First mortgage and collateral bonds of PacifiCorp may be issued in amounts limited by its Domestic Electric operation's property, earnings and other provisions of the mortgage indenture. Approximately US$11.5 billion of the eligible assets (based on original costs) of PacifiCorp is subject to the lien of the mortgage.

(ix) Other secured borrowings

Included within other secured borrowings is ScottishPower's share of debt in a joint arrangement for the Klamath co-generation plant. The borrowings are the subject of a guarantee, for US$60.0 million, provided by NA General Partnership in respect of second lien revenue bonds.

                                                                               At 31 March 2002          At 31 March 2001
                                                                                 Book         Fair         Book         Fair
                                                                               amount        value       amount        value
(b) Fair value of financial liabilities                                     (Pounds)m    (Pounds)m    (Pounds)m    (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
Short-term debt and current portion of long-term debt                         1,263.1      1,263.1        631.7        631.7
Long-term debt                                                                5,356.0      5,555.2      4,918.3      5,097.5
Cross currency interest rate swaps                                              (29.9)       (26.0)       (34.7)       (25.5)
------------------------------------------------------------------------  -----------   ----------      -------   ----------
Total debt                                                                    6,589.2      6,792.3      5,515.3      5,703.7
Interest rate swaps                                                                 -         22.6            -         54.8
Interest rate swaptions                                                           4.0          1.4          4.0          1.9
Forward rate agreements                                                             -            -            -          0.1
Forward contracts                                                                16.8         10.8          8.1         16.0
Energy hedge contracts                                                           (0.3)        60.3            -            -
Energy trading contracts                                                         (1.0)        (1.0)         0.4          0.4
------------------------------------------------------------------------  -----------   ----------   ----------   ----------
Total financial liabilities                                                   6,608.7      6,886.4      5,527.8      5,776.9
------------------------------------------------------------------------  -----------   ----------   ----------   ----------

The assumptions used to estimate fair values of debt and other financial instruments are summarised below:

(i) For short-term borrowings (uncommitted borrowing, commercial paper and short-term borrowings under the committed facilities), the book value approximates to fair value because of their short maturities.

(ii) The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.

(iii) The fair values of the EIB loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

(iv) The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

(v) The fair values of the sterling interest rate swaps, sterling forward rate agreements and sterling interest rate caps have been estimated by calculating the present value of estimated cash flows.

(vi) The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March.

(vii) The fair values of the cross currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(viii) The fair values of the forward contracts are estimated using market forward exchange rates on 31 March.

(ix) The fair values of gas futures are the margin calls under those contracts.

(x) The fair values of weather derivatives have been estimated assuming for water related derivatives a normal water year in several water basins, and for temperature related derivatives a normal daily high temperature of certain cities in the US.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |82

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

21 Loans and other borrowings continued

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   2002         2001
(c) Maturity analysis                                                                                         (Pounds)m    (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Repayments fall due as follows:
Within one year, or on demand                                                                                   1,226.8        627.9
After more than one year                                                                                        5,362.4      4,887.4
-----------------------------------------------------------------------------------------------------------  ----------   ----------
                                                                                                                6,589.2      5,515.3
===========================================================================================================  ==========   ==========
Repayments due after more than one year are analysed as follows:
Between one and two years                                                                                         198.9        434.9
Between two and three years                                                                                       238.6        213.7
Between three and four years                                                                                      340.4        259.2
Between four and five years                                                                                       259.5        349.2
More than five years                                                                                            4,325.0      3,630.4
-----------------------------------------------------------------------------------------------------------  ----------   ----------
                                                                                                                5,362.4      4,887.4
===========================================================================================================  ==========   ==========

Included in the between two and five years figures above is (Pounds)0.6 million and in the more than five years figure is (Pounds)18.8 million relating to finance leases (2001 (Pounds)0.2 million and (Pounds)19.1 million respectively).

                                              2003        2004       2005       2006       2007  Thereafter       Total  Fair Value*
Liabilities                              (Pounds)m   (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Fixed rate (GBP)                             129.3        58.0       50.0          -      100.0     1,139.6     1,476.9      1,537.3
Average interest rate (GBP)                    8.4%        6.4%       6.6%         -        6.5%        6.6%        6.8%

Fixed rate (USD) - UK group                  183.5           -          -          -          -        51.4       234.9        272.8
Average interest rate (USD) - UK group         5.9%          -          -          -          -         4.6%        5.6%

Fixed rate (USD) - US group                  126.8        97.2      169.0      186.6      143.7     1,722.9     2,446.2      2,566.0
Average interest rate (USD) - US group         7.2%        7.3%       7.3%       7.4%       7.6%        7.7%        7.6%

Fixed rate (CHF)                                 -         4.1          -          -          -           -         4.1          4.1
Average interest rate (CHF)                      -         2.5%         -          -          -           -         2.5%

Fixed rate (CZK)                                 -           -          -       34.2          -           -        34.2         41.6
Average interest rate (CZK)                      -           -          -        6.9%         -           -         6.9%

Fixed rate (EUR)                                 -         7.0        8.1          -          -       282.5       297.6        265.9
Average interest rate (EUR)                      -         4.9%       4.5%         -          -         5.2%        5.2%

Fixed rate (JPY)                                 -           -          -       20.4          -           -        20.4         22.6
Average interest rate (JPY)                      -           -          -        2.2%         -           -         2.2%

Index-linked (GBP)                               -           -          -          -          -       181.5       181.5        183.5
Average interest rate (GBP)                      -           -          -          -          -  3.49 x RPI  3.49 x RPI

Variable rate (GBP)                          415.2        16.0        5.0          -          -       179.8       616.0        619.1
Average interest rate (GBP)               1m LIBOR    3m LIBOR   3m LIBOR          -          -    6m LIBOR    3m LIBOR

Variable rate (USD) - UK group               117.8        16.6          -       66.3          -        21.2       221.9        237.7
Average interest rate (USD) - UK group    3m LIBOR    6m LIBOR          -   3m LIBOR          -    3m LIBOR    3m LIBOR

Variable rate (USD) - US group               123.9           -          -       11.0       15.8       432.8       583.5        581.9
Average interest rate (USD) - US group    1m LIBOR           -          -        BMA        BMA         BMA         BMA

Variable rate (USD) - US group                   -           -          -          -          -        55.6        55.6         55.6
Average interest rate (USD) - US group           -           -          -          -          -        MCBY        MCBY

Variable rate (AUD)                            4.2           -          -          -          -       233.8       238.0        256.6
Average interest rate (AUD)               6m LIBOR           -          -          -          -     3m BBSW     3m BBSW

Variable rate (CHF)                            5.0           -          -          -          -           -         5.0          4.2
Average interest rate (CHF)               3m LIBOR           -          -          -          -           -    3m LIBOR

Variable rate (EUR)                          117.8           -        6.5          -          -        18.7       143.0        141.7
Average interest rate (EUR)               2m LIBOR           -   3m LIBOR          -          -    5m LIBOR    2m LIBOR

Variable rate (JPY)                            3.3           -          -       21.9          -         5.2        30.4         27.7
Average interest rate (JPY)               2m LIBOR           -          -   6m LIBOR          -    6m LIBOR    6m LIBOR
-----------------------------------------------------------------------------------------------------------  ----------   ----------
                                                                                                                6,589.2      6,818.3
===========================================================================================================  ==========   ==========

* Fair value represents the fair value of the total debt excluding the fair value of related cross currency interest rate swaps, details of which are set out in Note 21(g).

The average variable rates above, LIBOR, exclude margins. LIBOR is the London Inter Bank Offer Rate.
GBP - Pounds Sterling, USD - American Dollars, CHF - Swiss Francs, CZK - Czech Koruna, EUR - Euros, JPY - Japanese Yen, AUD - Australian Dollars, CAD -Canadian Dollars. BMA is a weekly high grade market index comprised of 7-day tax exempt variable rate demand notes produced by municipal market data. MCBY is the Moody's Corporate Bond Yield. It is derived from the pricing data of 100 corporate bonds in the US market, each with current outstandings of over $100 million and maturities of 30 years. BBSW is the Australian Bank Bill Rate.

Reference to `m' in `m LIBOR' represents months.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |83

21 Loans and other borrowings continued

---------------------------------------------------------------------------------------------------------------------------------
                                                                             At 31 March 2002              At 31 March 2001
                                                                           UK         US     Total        UK        US      Total
(d) Interest rate analysis                                          (Pounds)m  (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate borrowings                                                 1,920.2    2,446.2   4,366.4  2,090.1   1,801.9    3,892.0
Capped rate borrowings                                                      -          -         -    150.0         -      150.0
Floating rate borrowings                                              1,583.7      639.1   2,222.8    757.6     715.7    1,473.3
------------------------------------------------------------------- ---------  --------- --------- --------  --------  ---------
                                                                      3,503.9    3,085.3   6,589.2  2,997.7   2,517.6    5,515.3
=================================================================== =========  ========= ========= ========  ========  =========

                                                         Weighted average interest                    Weighted average
                                                          rate at which borrowings                period for which interest
                                                              are fixed/capped                      rate is fixed/capped
                                                  At 31 March 2002     At 31 March 2001     At 31 March 2002    At 31 March 2001
                                                   UK           US      UK           US      UK           US     UK           US
                                                    %            %       %            %   Years        Years  Years        Years
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate borrowings                             6.9          7.6     7.1          7.8      10          13      10           13
Capped rate borrowings                              -            -     7.0            -       -           -       1            -
==========================================  =========     ========  ======     ========  ======    ========  ======    =========

All amounts in the analysis above take into account the effect of interest rate swaps and caps and currency swaps. Floating rate borrowings bear interest at rates based on LIBOR, certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates. The average interest rates on short-term borrowings as at 31 March 2002 were as follows: UK operations 4.3%, US operations 2.2% (2001 6.0% and 5.7% respectively).

Based on the floating rate net debt of (Pounds)2,222.8 million at 31 March 2002 (2001 (Pounds)1,473.3 million), a 100 basis point change in interest rates would result in a (Pounds)22.2 million change in (loss)/profit before tax for the year (2001 (Pounds)14.7 million change).

                                                                            At 31 March 2002                  At 31 March 2001
                                                                       UK         US        Total         UK        US        Total
(e) Financial assets                                            (Pounds)m  (Pounds)m    (Pounds)m  (Pounds)m (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Fixed rate financial assets                                           7.4      184.7        192.1       11.4     330.2        341.6
Floating rate financial assets                                      219.0      196.8        415.8      121.1     100.2        221.3
----------------------------------------------------------------- -------    -------      -------    -------   -------      -------
                                                                    226.4      381.5        607.9      132.5     430.4        562.9
================================================================= =======    =======      =======    =======  ========      =======

Included within US fixed rate financial assets at 31 March 2002 are amounts receivable under finance leases of (Pounds)442.1 million (2001 (Pounds)501.3 million) less non-recourse finance of (Pounds)257.4 million (2001 (Pounds)285.7 million) and US fixed rate financial assets at 31 March 2001 included amounts relating to a finance note of (Pounds)114.6 million which was repaid during the year. The floating rate financial assets of the group's UK and US operations are principally cash deposits of which (Pounds)2.1 million in the UK and (Pounds)24.5 million in the US, are subject to either a legal assignment or a charge in favour of a third party.

                                                        Weighted average interest rate              Weighted average period for
                                                     at which financial assets are fixed              which interest is fixed
                                                At 31 March 2002        At 31 March 2001      At 31 March 2002     At 31 March 2001
                                                 UK           US         UK           US       UK           US      UK           US
                                                  %            %          %            %    Years        Years   Years        Years
-----------------------------------------------------------------------------------------------------------------------------------
Fixed rate financial assets                     8.4          9.4        6.5         10.8        7            9       4            5
------------------------------------------ ========      =======    =======     ========   ======       ======   =====       ======

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps. Floating rate investments pay interest at rates based on LIBOR, certificate of deposit rates, prime rates or other short-term market rates. The average interest rates on short-term financial assets as at 31 March 2002 were as follows: UK operations 3.7%, US operations 2.0% (2001 6.1% and 5.2% respectively).

The fair values of the financial assets are not materially different from their book values.

(f) Borrowing facilities
The group has the following undrawn committed borrowing facilities at 31 March 2002 in respect of which all conditions precedent have been met. Of the facilities shown (Pounds)1,000.0 million relates to operations in the UK. The remaining (Pounds)618.0 million relates to operations in the US. Both facilities are floating rate facilities.

                                                                     At 31 March      At 31 March
                                                                            2002             2001
                                                                       (Pounds)m        (Pounds)m
-------------------------------------------------------------------------------------------------
Expiring within one year                                                   618.0          1,351.7
Expiring between two and five years                                      1,000.0                -
===================================================================  ===========      ===========

Commitment fees on the above facilities were as follows: Scottish Power UK plc group (Pounds)4.1 million (2001 (Pounds)2.6 million); PacifiCorp group (Pounds)0.6 million (2001 (Pounds)0.5 million).

Following completion of the sale of Southern Water in April 2002, the (Pounds)1,000.0 million Revolving Credit Facility of Scottish Power UK plc, included in the table above, was cancelled.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |84

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

21 Loans and other borrowings continued

-----------------------------------------------------------------------------------------------------------------------------------
                                             2003        2004        2005       2006       2007  Thereafter       Total  Fair Value
(g) Maturity analysis of derivatives    (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps
Variable to fixed (GBP)                     125.0       100.0           -          -       50.0        50.0       325.0         8.4
Average pay rate                              6.5%        6.8%          -          -        5.5%        6.3%        6.4%
Average receive rate                     4m LIBOR    4m LIBOR           -          -   3m LIBOR    3m LIBOR    4m LIBOR

Fixed to index-linked (GBP)                     -           -           -          -          -       100.0       100.0         6.6
Average pay rate                                -           -           -          -          -    3.35xRPI    3.35xRPI
Average receive rate                            -           -           -          -          -         6.2%        6.2%

Fixed to variable (GBP)                         -        50.0       150.0       50.0      220.0     1,062.0     1,532.0         8.1
Average pay rate                                -    6m LIBOR    6m LIBOR   6m LIBOR   6m LIBOR    6m LIBOR    6m LIBOR
Average receive rate                            -         5.0%        5.7%       5.3%       5.9%        6.3%        6.1%

Variable to variable (GBP)                      -           -         5.0          -          -        30.0        35.0        (0.5)
Average pay rate                                -           -    6m LIBOR          -          -    6m LIBOR    6m LIBOR
Average receive rate                            -           -    3m LIBOR          -          -   12m LIBOR   11m LIBOR

Swaptions
Notional amount (GBP)                           -           -           -          -          -       100.0       100.0         1.4
Average pay rate                                -           -           -          -          -         4.3%        4.3%
Average receive rate                            -           -           -          -          -    6m LIBOR    6m LIBOR

Cross currency swaps
Receive fixed USD pay fixed GBP             183.7           -           -          -          -           -       183.7       (28.8)
Average pay rate (GBP)                        6.8%          -           -          -          -           -         6.8%
Average receive rate (USD)                    5.9%          -           -          -          -           -         5.9%

Receive fixed USD pay variable GBP              -           -           -          -          -        51.4        51.4        (8.7)
Average pay rate (GBP)                          -           -           -          -          -    6m LIBOR    6m LIBOR
Average receive rate (USD)                      -           -           -          -          -         4.6%        4.6%

Receive variable USD pay fixed GBP              -           -           -       33.1          -        21.2        54.3        (4.9)
Average pay rate (GBP)                          -           -           -        6.7%         -         4.9%        6.0%
Average receive rate (USD)                      -           -           -   3m LIBOR          -    3m LIBOR    3m LIBOR

Receive variable USD pay variable GBP        93.8        16.6           -       33.3          -           -       143.7       (14.3)
Average pay rate (GBP)                   4m LIBOR    6m LIBOR           -   6m LIBOR          -           -    5m LIBOR
Average receive rate (USD)               3m LIBOR    6m LIBOR           -   3m LIBOR          -           -    3m LIBOR

Receive variable AUD pay variable GBP           -           -           -          -          -       237.8       237.8        (7.1)
Average pay rate (GBP)                          -           -           -          -          -    6m LIBOR    6m LIBOR
Average receive rate (AUD)                      -           -           -          -          -    3m  BBSW    3m  BBSW

Receive fixed CHF pay variable GBP              -         4.1           -          -          -           -         4.1        (0.1)
Average pay rate (GBP)                          -    3m LIBOR           -          -          -           -    3m LIBOR
Average receive rate (CHF)                      -         2.7%          -          -          -           -         2.7%

Receive variable CHF pay variable GBP         5.0           -           -          -          -           -         5.0         0.9
Average pay rate (GBP)                   6m LIBOR           -           -          -          -           -    6m LIBOR
Average receive rate (CHF)               3m LIBOR           -           -          -          -           -    3m LIBOR

Receive fixed CZK pay variable GBP              -           -           -       34.3          -           -        34.3        (7.2)
Average pay rate (GBP)                          -           -           -   6m LIBOR          -           -    6m LIBOR
Average receive rate (CZK)                      -           -           -        6.9%         -           -         6.9%

Receive fixed EUR pay fixed GBP                 -           -           -          -          -       246.6       246.6        32.2
Average pay rate (GBP)                          -           -           -          -          -         6.7%        6.7%
Average receive rate (EUR)                      -           -           -          -          -         5.3%        5.3%

Receive fixed EUR pay variable GBP              -         7.0        14.6          -          -        36.8        58.4         4.6
Average pay rate (GBP)                          -    6m LIBOR    6m LIBOR          -          -    6m LIBOR    6m LIBOR
Average receive rate (EUR)                      -         4.9%        4.8%         -          -         5.0%        5.0%

Receive variable EUR pay variable GBP        16.7           -           -          -          -        18.7        35.4         1.3
Average pay rate (GBP)                   3m LIBOR           -           -          -          -    6m LIBOR    5m LIBOR
Average receive rate (EUR)               3m LIBOR           -           -          -          -    5m LIBOR    4m LIBOR

Receive fixed JPY pay variable GBP              -           -           -       20.4          -           -        20.4        (2.1)
Average pay rate (GBP)                          -           -           -   6m LIBOR          -           -    6m LIBOR
Average receive rate (JPY)                      -           -           -        2.2%         -           -         2.2%

Receive variable JPY pay variable GBP           -           -           -       21.9          -         5.2        27.1         2.8
Average pay rate (GBP)                          -           -           -   6m LIBOR          -    6m LIBOR    6m LIBOR
Average receive rate (JPY)                      -           -           -   6m LIBOR          -    6m LIBOR    6m LIBOR

Receive fixed GBP pay fixed USD                 -           -        70.0          -          -           -        70.0        (0.2)
Average pay rate (USD)                          -           -         4.1%         -          -           -         4.1%
Average receive rate (GBP)                      -           -         5.2%         -          -           -         5.2%

Receive fixed GBP pay variable USD              -           -           -          -       35.0           -        35.0         0.5
Average pay rate (USD)                          -           -           -          -   6m LIBOR           -    6m LIBOR
Average receive rate (GBP)                      -           -           -          -        5.3%          -         5.3%

Receive variable GBP pay fixed USD          700.0       352.2       352.0      175.8          -           -     1,580.0       (39.1)
Average pay rate (USD)                        2.7%        3.7%        3.6%       4.3%         -           -         3.3%
Average receive rate (GBP)               6m LIBOR    6m LIBOR    6m LIBOR   6m LIBOR          -           -    6m LIBOR

Receive variable GBP pay variable USD           -           -       105.3      317.0      105.7     2,107.7     2,635.7        44.2
Average pay rate (USD)                          -           -    6m LIBOR   6m LIBOR   6m LIBOR    6m LIBOR    6m LIBOR
Average receive rate (GBP)                      -           -    6m LIBOR   6m LIBOR   6m LIBOR    6m LIBOR    6m LIBOR

Forward contracts
Buy GBP, sell USD                           768.5       267.5       108.5          -          -           -     1,144.5        10.6
Buy USD, sell GBP                           160.9           -           -          -          -           -       160.9        (0.2)
Buy GBP, sell CAD                            20.9           -           -          -          -           -        20.9         0.1
Buy AUD, sell GBP                             4.3           -           -          -          -           -         4.3        (0.2)
Buy EUR, sell GBP                           101.6           -           -          -          -           -       101.6         0.5
Buy JPY, sell GBP                             3.3           -           -          -          -           -         3.3           -
-----------------------------------------------------------------------------------------------------------   ---------    --------
                                                                                                                8,950.4         8.8
===========================================================================================================   =========    ========

The abbreviations contained in the table are defined in Note 21(c). The above table includes derivatives relating to the partial hedging of the net assets of PacifiCorp and the implementation of the change in policy regarding the interest rate mix of the group's debt.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |85

21 Loans and other borrowings continued

(h) Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

                                                                                                                        Total net
                                                                                                 Gains      Losses   gains/losses
                                                                                      Note   (Pounds)m   (Pounds)m      (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and (losses) on hedges at 1 April 2000                                         51.9       (84.1)         (32.2)
Transfer from gains to losses                                                          (i)        (5.8)        5.8              -
Transfer from losses to gains                                                          (i)        (4.5)        4.5              -
(Gains) and losses arising in previous years that were recognised in 2000/01                     (20.6)       22.3            1.7
-----------------------------------------------------------------------------------------   ----------   ---------      ---------
Gains and (losses) arising before 1 April 2000 that were not recognised in 2000/01                21.0       (51.5)         (30.5)
Gains and (losses) arising in 2000/01 that were not recognised in 2000/01                         87.7      (127.1)         (39.4)
-----------------------------------------------------------------------------------------   ----------   ---------      ---------
Unrecognised gains and (losses) on hedges at 31 March 2001                                       108.7      (178.6)         (69.9)
=========================================================================================   ==========   =========      =========
Gains and (losses) expected to be recognised in 2001/02                                           (4.6)      (20.9)         (25.5)
=========================================================================================   ==========   =========      =========
Gains and (losses) expected to be recognised in 2002/03 or later                                 113.3      (157.7)         (44.4)
=========================================================================================   ==========   =========      =========

(i) Figures in the table above are calculated by reference to the 31 March 2001 fair value of the derivative concerned.


                                                                                                                          Total net
                                                                                                  Gains       Losses   gains/losses
                                                                                      Note    (Pounds)m    (Pounds)m      (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and (losses) on hedges at 1 April 2001                                         108.7       (178.6)         (69.9)
Transfer from gains to losses                                                         (ii)         (0.2)         0.2              -
Transfer from losses to gains                                                         (ii)         (0.1)         0.1              -
(Gains) and losses arising in previous years that were recognised in 2001/02                        3.3          8.2           11.5
-----------------------------------------------------------------------------------------    ----------     --------     ----------
Gains and (losses) arising before 1 April 2001 that were not recognised in 2001/02                111.7       (170.1)         (58.4)
Gains and (losses) arising in 2001/02 that were not recognised in 2001/02                         (47.6)        27.5          (20.1)
-----------------------------------------------------------------------------------------   -----------     --------     ----------
Unrecognised gains and (losses) on hedges at 31 March 2002                                         64.1       (142.6)         (78.5)
=========================================================================================   ===========     ========     ==========
Gains and (losses) expected to be recognised in 2002/03                                            14.4        (17.7)          (3.3)
=========================================================================================   ===========     ========     ==========
Gains and (losses) expected to be recognised in 2003/04 or later                                   49.7       (124.9)         (75.2)
=========================================================================================   ===========     ========     ==========

(ii) Figures in the table above are calculated by reference to the 31 March 2002 fair value of the derivative concerned.

(i) Fair value of financial assets and liabilities held for trading

                                                                                                                 2002         2001
                                                                                                            (Pounds)m    (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
Net realised and unrealised gains/(losses) included in profit and loss account                                    4.5         (0.3)
====================================================================================================      ===========   ==========
Fair value of financial assets held for trading at 31 March                                                       3.7          0.7
====================================================================================================      ===========   ==========
Fair value of financial liabilities held for trading at 31 March                                                 (2.7)        (1.1)
====================================================================================================      ===========   ==========

In the UK and US a limited amount of proprietary trading within the limits and guidelines of the risk management framework is undertaken.

(j) Currency exposures

As explained in the Financial Review on pages 30 to 43 the group uses forward contracts and cross currency interest rate swaps to mitigate the currency exposures arising from its net investment overseas. Gains and losses arising on net investment overseas and the forward contracts and cross currency interest rate swaps used to hedge the currency exposures, are recognised in the statement of total recognised gains and losses.

The group did not hold material net monetary assets or liabilities in currencies other than local currency at 31 March 2002 and 31 March 2001.

22 Other creditors

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2002             2001
                                                                                                       (Pounds)m         (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Amounts falling due within one year:
Trade creditors                                                                                           172.0             214.5
Corporate tax                                                                                             293.3             365.0
Other taxes and social security                                                                            56.9              45.5
Payments received on account                                                                               29.3              28.7
Capital creditors and accruals                                                                            135.4             234.1
Other creditors                                                                                           395.6             387.3
Accrued expenses                                                                                          743.3             981.4
Proposed dividend                                                                                         126.1             119.4
--------------------------------------------------------------------------------------------------     --------          --------
                                                                                                        1,951.9           2,375.9
==================================================================================================     ========          ========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |86

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

23 Provisions for liabilities and charges - Other provisions

                                                                 At                         Unwinding  Utilised                   At
                                                            1 April                     New        of    during             31 March
                                                               1999  Acquisition provisions  discount      year   Exchange      2000
1999/00                                                   (Pounds)m    (Pounds)m  (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Reorganisation and restructuring                                0.7            -       55.0         -     (11.7)         -      44.0
Environmental and health                                       10.1         74.7          -       1.6      (2.9)       0.5      84.0
Decommissioning costs                                             -         83.5        6.3       1.6      (0.5)       0.6      91.5
Onerous contracts                                                 -            -       79.0         -         -         -       79.0
Pensions and post-retirement benefits                           8.8        102.8       13.4         -     (28.1)       0.7      97.6
Mine reclamation costs                                            -        108.2          -       2.2      (6.3)       0.7     104.8
Other                                                          11.2         14.5        3.5         -      (8.8)       0.1      20.5
------------------------------------------------------    ---------  ----------- ---------- --------- ---------  --------- ---------
                                                               30.8        383.7      157.2       5.4     (58.3)       2.6     521.4
======================================================    =========  =========== ========== ========= =========  ========= =========

                                                       Acquisition/
                                                    At  revision to                         Unwinding  Utilised                   At
                                               1 April  provisional                     New        of    during             31 March
                                                  2000  fair values     Disposal provisions  discount      year   Exchange      2001
2000/01                                      (Pounds)m    (Pounds)m    (Pounds)m  (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Reorganisation and restructuring                  44.0            -            -       54.7         -     (17.8)       4.2      85.1
Environmental and health                          84.0            -            -        3.7       2.3      (2.4)       9.2      96.8
Decommissioning costs                             91.5        (15.2)        (6.7)         -       3.9      (0.8)       9.4      82.1
Onerous contracts                                 79.0        171.5            -          -       6.3     (12.7)         -     244.1
Pensions and post-retirement benefits             97.6            -            -       98.6         -     (47.6)      16.3     164.9
Mine reclamation costs                           104.8            -        (17.3)         -       3.5     (11.8)      11.1      90.3
Other                                             20.5            -            -        6.9         -     (13.3)       1.3      15.4
------------------------------------------   ---------    ---------  ----------- ---------- --------- ---------  --------- ---------
                                                 521.4        156.3        (24.0)     163.9      16.0    (106.4)      51.5     778.7
==========================================   =========    =========  =========== ========== ========= =========  ========= =========
                                                                 At     Demerger            Unwinding  Utilised                   At
                                                            1 April      of Thus        New        of    during             31 March
                                                               2001    (Note 33) provisions  discount      year   Exchange      2002
2001/02                                          Notes    (Pounds)m    (Pounds)m  (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Reorganisation and restructuring                   (a)         85.1            -       18.5         -     (40.8)      (0.2)     62.6
Environmental and health                           (b)         96.8            -        0.1       5.7      (4.4)         -      98.2
Decommissioning costs                              (c)         82.1            -          -       4.8      (0.3)         -      86.6
Onerous contracts                                  (d)        244.1            -          -       8.5     (67.3)         -     185.3
Pensions and post-retirement benefits              (e)        164.9            -       17.3         -     (19.3)      (0.2)    162.7
Mine reclamation costs                             (f)         90.3            -          -       3.8      (9.1)      (0.1)     84.9
Disposal of and withdrawal from Appliance
 Retailing                                         (g)            -            -       50.8         -     (43.5)         -       7.3
Other                                              (h)         15.4         (0.9)      22.6         -     (10.9)         -      26.2
-----------------------------------------------------     ---------  ----------- ---------- --------- ---------  --------- ---------
                                                              778.7         (0.9)     109.3      22.8    (195.6)      (0.5)    713.8
=====================================================     =========  =========== ========== ========= =========  ========= =========

(a) The provisions for reorganisation and restructuring comprise certain costs relating to the PacifiCorp Transition Plan announced in May 2000, the estimated costs of restructuring the group's UK businesses following the regulatory price reviews in the United Kingdom electricity and water industries announced in November 1999 and reorganisation provisions established in 2001/02 for the UK Division - Generation, Trading and Supply. The provisions are principally in respect of severance costs, most of which are expected to be incurred in the period up to March 2004. The PacifiCorp Transition Plan, upon completion, will result in a reduction in employee numbers of approximately 1,600 from the 1998 levels. At 31 March 2002, PacifiCorp had reduced its employees by approximately 750 under this Plan. The reorganisation provisions established in 2001/02 for the UK Division - Generation, Trading and Supply will result in a reduction in employee numbers of approximately 500 from 2002/03 onwards.

(b) The environmental and health provisions principally comprise the costs of notified environmental remediation work and constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review in the United States. These costs are expected to be incurred in the period up to March 2010.

(c) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the group's power plants, principally in the United States, but also in the United Kingdom. The decommissioning of these plants is expected to occur over the period between 2005 and 2047.

(d) The provision for onerous contracts comprises the costs of contracted energy purchases. The costs provided are expected to be incurred in the period up to 31 March 2009 as follows: less than 1 year (Pounds)26.6 million, between 1 and 2 years (Pounds)35.3 million, between 2 and 5 years (Pounds)86.6 million, and the remainder after 5 years (Pounds)36.8 million.

(e) Details of the group's pensions and other post-retirement benefits are disclosed in Notes 29 and 34.

(f) The provision for mine reclamation costs comprises the discounted future estimated costs of reclaiming the group's mines in the United States. The costs are expected to be incurred in the period up to 2031.

(g) The Appliance Retailing provision comprises closure costs, principally property lease termination premia, expected to be incurred in the period up to 2004.

(h) The Other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |87

24 Provisions for liabilities and charges - Deferred tax

Deferred tax provided in the Accounts is as follows:

                                                                                                                  Provided
                                                                                                                2002         2001
                                                                                                           (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Accelerated capital allowances                                                                               1,978.5      1,963.1
Other timing differences                                                                                      (287.3)      (337.8)
-------------------------------------------------------------------------------------------------------    ---------   ----------
                                                                                                             1,691.2      1,625.3
=======================================================================================================    =========   ==========

                                                                                                                        (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax provided at 1 April 1999                                                                                       743.1
Charge to profit and loss account                                                                                            45.2
Movements arising from acquisition                                                                                          818.1
Exchange                                                                                                                      5.7
--------------------------------------------------------------------------------------------------------------------   ----------
Deferred tax provided at 1 April 2000                                                                                     1,612.1
Charge to profit and loss account                                                                                            13.8
Movements arising from revisions to fair values                                                                             (98.5)
Exchange                                                                                                                     97.9
--------------------------------------------------------------------------------------------------------------------   ----------
Deferred tax provided at 1 April 2001                                                                                     1,625.3
Charge to profit and loss account                                                                                            70.2
Other movements                                                                                                              (4.3)
--------------------------------------------------------------------------------------------------------------------   ----------
Deferred tax provided at 31 March 2002                                                                                    1,691.2
====================================================================================================================   ==========

25 Deferred income

                                                                                            Released to
                                                                        At     Receivable        profit                        At
                                                                   1 April         during      and loss                  31 March
                                                                      2000           year       account     Exchange         2001
                                                                 (Pounds)m      (Pounds)m     (Pounds)m    (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Grants and customer contributions                                    426.8           88.6         (15.1)         1.2        501.5
===========================================================   ============   ============   ===========    =========   ==========

                                                                              Released to
                                                         At     Receivable         profit                                      At
                                                    1 April         during       and loss                                31 March
                                                       2001           year        account      Disposal     Exchange         2002
                                                  (Pounds)m      (Pounds)m      (Pounds)m     (Pounds)m    (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Grants and customer contributions                     501.5           67.7          (17.8)         (0.1)        (0.1)       551.2
============================================   ============   ============   ============   ===========    =========   ==========

Deferred income excludes grants and contributions received in respect of water infrastructure assets.

26 Share capital

                                                                                                                2002         2001
                                                                                                   Note    (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Authorised:
3,000,000,000 (2001 3,000,000,000) ordinary shares of 50p each                                               1,500.0      1,500.0
One Special Share of (Pounds)1                                                                       (a)           -            -
-------------------------------------------------------------------------------------------------------    ---------   ----------
                                                                                                             1,500.0      1,500.0
=======================================================================================================    =========   ==========
Allotted, called up and fully paid:
1,852,646,984 (2001 1,849,025,792) ordinary shares of 50p each                                                 926.3        924.5
One Special Share of (Pounds)1                                                                       (a)           -            -
-------------------------------------------------------------------------------------------------------    ---------   ----------
                                                                                                               926.3        924.5
=======================================================================================================    =========   ==========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |88

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

26   Share capital continued

(a)  Special Share
The `Special Share', which can be held only by one of the Secretaries of State or any other person acting on behalf of HM Government, does not carry rights to vote at the general or separate meetings but entitles the holder to attend and speak at such meetings. Written consent of the Special Shareholder is required before certain provisions of the company's Articles of Association or certain rights attaching to the Special Share are varied. This share shall confer no rights to participate in the capital or profits of the company, except that in a winding up the Special Shareholder shall be entitled to repayment in priority to the other shareholders. The Special Share is redeemable at par at any time by the Special Shareholder after consultation with the company.

(b)  Employee Share Plans
The group has six types of share based plans for employees. Options have been granted and awards made to eligible employees to subscribe for ordinary shares or ADSs in Scottish Power plc in accordance with the rules of each plan. The ScottishPower and Southern Water Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three, five or seven year save-as-you-earn contract as appropriate.
The PacifiCorp Stock Incentive Plan relates to options over ScottishPower ADSs and vest over two or three years, as appropriate. The Executive Share Option Scheme applied to executive directors and certain senior managers. However, this Scheme was replaced with the Long Term Incentive Plan and, although it will not affect options already granted, this plan supersedes the Executive Share Option Scheme. Awards granted under the Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. During the year, the company introduced the Executive Share Option Plan 2001 ("ExSOP"). Options granted under the ExSOP to executive directors and certain senior managers are subject to the performance criterion that the percentage increase in the company's annualised earnings per share be at least 3% (adjusted for any increase in the RPI).

The Employee Share Ownership Plan ("ESOP") allows eligible employees to make contributions from pre-tax salary to buy shares in ScottishPower which are held in trust (Partnership Shares). These shares are matched by the company (Matching Shares) which are also held in trust. At the launch of the ESOP, Free Shares were offered to employees.

The K Plus Plan consists of the K Plus Employee Savings Plan and the K Plus Employee Stock Ownership Plan. The K Plus Employee Savings Plan is a 401(k) based qualified retirement plan designed to provide income during employees' retirement. The K Plus Employee Stock Ownership Plan provides for matching contributions by PacifiCorp based on employees' contributions, plus additional discretionary employer contributions made to all eligible employees.

(i)  Summary of movements in share options in ScottishPower shares

                                                                   Southern                  Executive                   PacifiCorp
                                   ScottishPower   Weighted           Water   Weighted           Share      Weighted          Stock
                                      Sharesave     average       Sharesave    average          Option       average      Incentive
                                        Schemes    exercise         Schemes   exercise        Schemes#      exercise         Plan##
                                     (number of       price      (number of      price      (number of         price     (number of
                                   shares 000s)     (pence)    shares 000s)    (pence)    shares 000s)       (pence)   shares 000s)
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at 1 April 1999             21,272       308.4           2,700       138.5             432         314.4             -
Acquisition*                                 -           -               -           -               -             -        14,534
Granted                                  4,745       429.0               -           -               -             -         6,016
Exercised                               (3,674)      272.6          (1,529)      131.9            (168)        344.6             -
Lapsed                                  (2,398)      345.7             (93)      148.5              (1)        352.1        (1,477)
----------------------------------      ------       -----          ------       -----           -----         -----        ------
Outstanding at 1 April 2000             19,945       339.2           1,078       147.1             263         297.0        19,073
Granted                                  2,459       453.0               -           -               -             -           457
Exercised                               (3,615)      299.0            (786)      145.7            (122)        274.6          (304)
Lapsed                                  (2,577)      400.7             (13)      159.9              (1)            -        (4,318)
----------------------------------      ------       -----          ------       -----           -----         -----        ------
Outstanding at 1 April 2001             16,212       355.6             279       149.3             140         316.1        14,908
Granted                                  4,378       386.0               -           -           2,354         483.0         3,299
Exercised                               (6,718)      283.3            (189)      144.7             (78)        278.4           (99)
Lapsed                                  (2,115)      420.6              (7)      154.9             (19)        483.0        (2,240)
----------------------------------      ------       -----          ------       -----           -----         -----        ------
Outstanding at 31 March 2002            11,757       396.7              83       159.1           2,397         479.9        15,868
==================================      ======       =====          ======       =====           =====         =====        ======

                                       Weighted
                                        average
                                       exercise           Total
                                          price      (number of
                                        (pence)    shares 000s)
---------------------------------------------------------------
Outstanding at 1 April 1999                  -          24,404
Acquisition*                             562.1          14,534
Granted                                  460.2          10,761
Exercised                                    -          (5,371)
Lapsed                                   578.1          (3,969)
----------------------------------       -----          ------
Outstanding at 1 April 2000              528.5          40,359
Granted                                  440.6           2,916
Exercised                                528.2          (4,827)
Lapsed                                   596.0          (6,909)
----------------------------------       -----          ------
Outstanding at 1 April 2001              588.8          31,539
Granted                                  452.1          10,031
Exercised                                474.3          (7,084)
Lapsed                                   576.4          (4,381)
----------------------------------       -----          ------
Outstanding at 31 March 2002             563.6          30,105
==================================       =====          ======

*  PacifiCorp share options as at 29 November 1999.

# The Executive Share Option figures shown for 2001/02 are a combination of the options outstanding under the Executive Share Option Scheme and the Executive Share Option Plan 2001.

## PacifiCorp Stock Incentive Plan are options over ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower shares as follows: one ScottishPower ADS equals four ScottishPower shares.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |89

26 Share capital continued

--------------------------------------------------------------------------------------------------------------------------------
(ii) Analysis of share options outstanding at 31 March 2002

                                                                       Number of    Option
                                              Date of      Number of      shares     price
                                                grant   participants      (000s)   (pence)               Normal exercisable date
--------------------------------------------------------------------------------------------------------------------------------
ScottishPower Sharesave Schemes          20 June 1996              5           7    263.1                 6 months to March 2002
                                         20 June 1997          1,697       2,130    307.0                 6 months to March 2003
                                         12 June 1998          1,743       1,578    440.0         6 months to March 2002 or 2004
                                         11 June 1999          3,465       2,592    429.0         6 months to March 2003 or 2005
                                          9 June 2000          2,440       1,459    453.0         6 months to March 2004 or 2006
                                          8 June 2001          3,492       3,991    386.0         6 months to March 2005 or 2007
---------------------------------- ------------------   ------------   ---------  ------- --------------------------------------
Southern Water Sharesave Scheme       25 January 1995              3           4    136.1             6 months to September 2002
                                      26 January 1996             49          79    160.2             6 months to September 2003
---------------------------------- ------------------   ------------   ---------  ------- --------------------------------------
Executive Share Option Scheme            25 June 1992              3           2    237.7                              1995-2002
                                          1 July 1993              1          13    310.0                              1996-2003
                                     17 December 1993             14          20    454.8                              1996-2003
                                          27 May 1994              1           1    354.0                              1997-2004
                                          12 May 1995              3          26    335.0                              1998-2005
---------------------------------- ------------------   ------------   ---------  ------- --------------------------------------
Executive Share Option Plan 2001       21 August 2001            269       2,335    483.0       21 August 2004 to 21 August 2011
---------------------------------- ------------------   ------------   ---------  ------- --------------------------------------
PacifiCorp Stock Incentive Plan**         3 June 1997             67       1,262    599.6        29 November 1999 to 3 June 2007
                                       12 August 1997             18         177    645.1     29 November 1999 to 12 August 2007
                                     10 February 1998             94       2,231    728.5   29 November 1999 to 10 February 2008
                                          13 May 1998          5,104       1,178    704.0        29 November 1999 to 13 May 2008
                                      9 February 1999            102       2,910    576.8     9 February 2000 to 9 February 2009##
                                          11 May 1999          5,391       1,242    521.8             11 May 2000 to 11 May 2009***
                                     16 February 2000            101       2,143    474.3   16 February 2001 to 16 February 2010###
                                        24 March 2000              4       1,343    559.0         24 March 2001 to 24 March 2010
                                      25 January 2001              2         457    441.3     25 January 2002 to 25 January 2011####
                                        24 April 2001            108       2,717    452.5         24 April 2002 to 24 April 2011
                                    11 September 2001              1         208    448.1 11 September 2002 to 11 September 2011
---------------------------------- ------------------   ------------   ---------  ------- --------------------------------------

** Options granted under the PacifiCorp Stock Incentive Plan are for ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US$ ADS option price was converted so that it may be represented in terms of ScottishPower ordinary shares. The price was further converted at the closing exchange rate on 31 March 2002 to be quoted in pence in the table above.

## Options became exercisable in the proportions of one-third on 9 February 2000, one-third on 9 February 2001 and the remaining one-third on 9 February 2002.

*** Options became exercisable in the proportions 50% on 11 May 2000 and the remaining 50% on 11 May 2001.

### Options became exercisable in the proportions of one-third on 16 February 2001, one-third on 16 February 2002 and the remaining one-third becomes exercisable on 16 February 2003.

#### Options became exercisable in the proportions of one-third on 25 January 2002, with a further third becoming exercisable on 25 January 2003 and the remaining one-third becomes exercisable on 25 January 2004.

Where reference is made to Southern Water, this is to identify the Sharesave Scheme under which the options over Scottish Power plc ordinary shares have been granted. The exercise prices of options granted prior to the rights issue on 30 August 1996 were adjusted to reflect the bonus element inherent in the rights issue.

For the Southern Water Sharesave Scheme, the date of grant refers to the date the original Southern Water Sharesave Scheme share options were granted. These options were exchanged for options over ScottishPower shares following acquisition in 1996.

Where reference is made to the PacifiCorp Stock Incentive Plan, this is to identify the scheme under which the options over Scottish Power plc ADSs have been granted. For the PacifiCorp Stock Incentive Plan, the date of grant refers to the date the original PacifiCorp Common Stock options were granted. These options were exchanged for options over ScottishPower ADSs following the acquisition on 29 November 1999.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |90

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

27 Analysis of movements in shareholders' funds

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Capital
                                                    Number of      Share      Share  Revaluation  redemption      Merger      Other
                                                       shares    capital    premium      reserve     reserve     reserve    reserve
                                            Notes        000s  (Pounds)m  (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                                     1,198,678      599.4          -        223.9           -       394.0          -
Retained profit for the year                                -          -          -            -           -           -          -
Share capital issued
- Employee sharesave scheme                            12,044        6.0       49.7            -           -           -       (1.5)
- Executive share option scheme                           168        0.1        0.5            -           -           -          -
- Acquisition                                         689,669      344.8    3,687.8            -           -           -          -
Revaluation surplus realised                                -          -          -         (3.4)          -           -          -
Impairment of goodwill previously written off
   to reserves                                              -          -          -            -           -           -          -
Goodwill realised on disposals                              -          -          -            -           -           -          -
Share buy-back                                        (52,973)     (26.5)         -            -        26.5           -          -
Exchange movement on translation of overseas
   results and net assets                     (b)           -          -          -            -           -           -          -
Transfers                                                   -          -       (4.2)           -        (8.2)       12.4        1.5
-------------------------------------------------  ----------  ---------  ---------  -----------  ----------   ---------  ---------
At 1 April 2000                                     1,847,586      923.8    3,733.8        220.5        18.3       406.4          -
Retained loss for the year                                  -          -          -            -           -           -          -
Share capital issued
- Employee sharesave scheme                               304        0.1        1.4            -           -           -          -
- Executive share option scheme                           122        0.1        0.1            -           -           -          -
- ESOP                                                  1,014        0.5        4.4            -           -           -          -
Revaluation surplus realised                                -          -          -         (3.4)          -           -          -
Exchange movement on translation of overseas
   results and net assets                     (b)           -          -          -            -           -           -          -
-------------------------------------------------  ----------  ---------  ---------  -----------  ----------   ---------  ---------
At 1 April 2001                                     1,849,026      924.5    3,739.7        217.1        18.3       406.4          -
Retained loss for the year                                  -          -          -            -           -           -          -
Share capital issued
- Employee sharesave scheme                                99        0.1        0.5            -           -           -          -
- Executive share option scheme                            78          -        0.2            -           -           -          -
- ESOP                                                  3,444        1.7       13.7            -           -           -          -
Goodwill realised on disposals                (c)           -          -          -            -           -           -          -
Goodwill realised on demerger of Thus          33           -          -          -            -           -           -          -
Reduction of share premium                    (d)           -          -   (1,500.0)           -           -           -          -
Unrealised gains on fixed asset disposals                   -          -          -            -           -           -        4.9
Gains realised on Thus demerger                             -          -          -            -           -           -       (4.9)
Revaluation surplus realised                                -          -          -         (3.4)          -           -          -
Fixed asset revaluation gains realised on
  disposal                                                  -          -          -       (168.2)          -           -          -
Exchange movement on translation of overseas
  results and net assets                      (b)           -          -          -            -           -           -          -
Currency translation differences on foreign
   currency hedging                           (b)           -          -          -            -           -           -          -
-------------------------------------------------  ----------  ---------  ---------  -----------  ----------   ---------  ---------
Balance at 31 March 2002                            1,852,647      926.3    2,254.1         45.5        18.3       406.4          -
=================================================  ==========  =========  =========  ===========  ==========   =========  =========

                                                       Profit
                                                     and loss
                                                      account           Total
                                                    (Pounds)m       (Pounds)m
------------------------------------------------------------------------------
At 1 April 1999                                         (14.5)        1,202.8
Retained profit for the year                            543.6           543.6
Share capital issued
- Employee sharesave scheme                             (16.2)           38.0
- Executive share option scheme                             -             0.6
- Acquisition                                               -         4,032.6
Revaluation surplus realised                              3.4               -
Impairment of goodwill previously written off
   to reserves                                            7.5             7.5
Goodwill realised on disposals                           15.3            15.3
Share buy-back                                         (302.0)         (302.0)
Exchange movement on translation of overseas
   results and net assets                                24.9            24.9
Transfers                                                (1.5)              -
-------------------------------------------------    --------        --------
At 1 April 2000                                         260.5         5,563.3
Retained loss for the year                             (169.8)         (169.8)
Share capital issued
- Employee sharesave scheme                                 -             1.5
- Executive share option scheme                             -             0.2
- ESOP                                                      -             4.9
Revaluation surplus realised                              3.4               -
Exchange movement on translation of overseas
   results and net assets                               493.1           493.1
-------------------------------------------------    --------        --------
At 1 April 2001                                         587.2         5,893.2
Retained loss for the year                           (1,927.2)       (1,927.2)
Share capital issued
- Employee sharesave scheme                                 -             0.6
- Executive share option scheme                             -             0.2
- ESOP                                                      -            15.4
Goodwill realised on disposals                          753.3           753.3
Goodwill realised on demerger of Thus                    14.7            14.7
Reduction of share premium                            1,500.0               -
Unrealised gains on fixed asset disposals                   -             4.9
Gains realised on Thus demerger                           4.9               -
Revaluation surplus realised                              3.4               -
Fixed asset revaluation gains realised on
disposal                                                168.2               -
Exchange movement on translation of overseas
   results and net assets                                (4.2)           (4.2)
Currency translation differences on foreign
   currency hedging                                     (19.5)          (19.5)
-------------------------------------------------    --------        --------
Balance at 31 March 2002                              1,080.8         4,731.4
=================================================    ========        ========

(a) Cumulative goodwill written off to the profit and loss account reserve as at 31 March 2002 was (Pounds)572.3 million (2001 (Pounds)1,349.9 million, 2000 (Pounds)1,349.9 million).

(b) The cumulative foreign currency translation adjustments at 31 March 2002 amount to (Pounds)494.3 million (2001 (Pounds)518.0 million, 2000 (Pounds)24.9 million).

(c) The goodwill realised on disposals relates to the disposal of Appliance Retailing ((Pounds)15.1 million) and the impairment of goodwill in connection with the provision for loss on disposal of Southern Water ((Pounds)738.2 million).

(d) The company applied to the Court of Session (`the Court') to approve a reduction in the share premium account which had previously been approved by the company's shareholders at an Extraordinary General Meeting on 21 January 2002. On 5 March 2002, the Court approved the reduction of the company's share premium account by (Pounds)1,500 million. This amount has been transferred to the company's profit and loss account reserve. The reduction in the share premium account created sufficient distributable reserves to facilitate payment of a dividend in specie to demerge Thus.

(e) When ScottishPower acquired Southern Water plc, a balance was established under merger reserve for the cost to ScottishPower of transferring existing options over Southern Water plc shares to the Scottish Power plc Share Option Scheme. Prior to 1 April 2000, transfers were made between the Other reserve and the Profit and loss account reserve to reflect the exercise of these options as new shares were issued. However, the shares to satisfy the exercise of these options have now been acquired by a Qualifying Employee Share Ownership Trust and, accordingly, no further such transfers between reserves are required.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |91



28 Minority interests

-----------------------------------------------------------------------------------------------------------------------------------
                                                              Equity    Non-equity       Total       Equity  Non-equity       Total
                                                                2002          2002        2002         2001        2001        2001
                                                    Note   (Pounds)m     (Pounds)m   (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April                                                     128.2         157.6       285.8        161.6       138.1       299.7
Exchange                                                           -          (1.7)       (1.7)           -        19.5        19.5
Additions                                                        1.0             -         1.0            -           -           -
Disposals                                                        2.2             -         2.2            -           -           -
Thus open offer                                                 34.4             -        34.4            -           -           -
Demerger of Thus                                      33      (127.4)            -      (127.4)           -           -           -
Redemption of preferred stock of PacifiCorp                        -         (69.5)      (69.5)           -           -           -
Profit and loss account                                        (41.8)          6.9       (34.9)       (33.4)       10.4       (23.0)
Unrealised gains on fixed asset disposals                        4.9             -         4.9            -           -           -
Dividends paid to minority interests                               -          (8.1)       (8.1)           -       (10.4)      (10.4)
--------------------------------------------------------   ---------    ----------   ---------    ---------   ---------   ---------
At 31 March                                                      1.5          85.2        86.7        128.2       157.6       285.8
========================================================   =========    ==========   =========    =========   =========   =========

Non-equity minority interests include 100% of the preferred stock and preferred stock subject to mandatory redemption of PacifiCorp. Of the total preferred stock subject to mandatory redemption at 31 March 2002, (Pounds)2.6 million (2001 (Pounds)75.7 million) is due to be redeemed within 1 year, (Pounds)2.6 million (2001 (Pounds)2.6 million) is due to be redeemed in each of the next 4 years with the remaining (Pounds)39.2 million (2001 (Pounds)42.4 million) being redeemable after 5 years.

The fair value of preferred stock subject to mandatory redemption is (Pounds)57.4 million (2001 (Pounds)130.5 million). The fair value of other preferred stock is not materially different from book value.

The weighted average rate of return on preferred stock subject to mandatory redemption is 7.6% (2001 7.6%) and on other preferred stock is 5.1% (2001 5.1%).

Preferred stockholders have first preference in the event of a liquidation of PacifiCorp and first rights to dividends. The holders of these shares only have rights against the PacifiCorp group of companies.

29 Pensions

At 31 March 2002, ScottishPower had eight statutorily approved defined benefit pension schemes and one statutorily approved defined contribution scheme. The pension charge for the PacifiCorp arrangements in the year to 31 March 2000 is for the post-acquisition period only. Details of the principal schemes are set out below:

                                                                                                                       Prepayment/
                                                                                      Pension charge                   (provision)
                                                                                       for the year                  as at 31 March
                                                     Scheme  Funded or        2002          2001         2000       2002       2001
Pension fund                                           type   unfunded   (Pounds)m     (Pounds)m    (Pounds)m  (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
ScottishPower                               Defined benefit     funded           -             -            -        5.0        5.0
Manweb                                      Defined benefit     funded         3.6           4.3          4.2          -          -
Southern Water                              Defined benefit     funded         4.1           3.7          4.1          -          -
Final Salary LifePlan                       Defined benefit     funded         3.4           3.0          1.0          -          -
PacifiCorp*                                 Defined benefit     funded         7.5**        63.7***       5.3****  (88.4)     (85.9)
======================================================================   =========     =========    =========   ========   ========

* The PacifiCorp figures include the unfunded Supplementary Executive Retirement Plan ("SERP"). The SERP accounts for less than 5% of the PacifiCorp liabilities. ** Includes (Pounds)0.6 million charge in the year relating to Special Termination Benefits.
*** Includes (Pounds)54.8 million charge in the year relating to Special Termination Benefits.
**** In relation to the post-acquisition period only.

The components of the pension charge are as follows:

                                                        2002                                            2001
                                                    Interest                                        Interest
                                                     (credit)/                                       (credit)/
                                                     cost on                     Net                 cost on                   Net
                                         Regular  prepayment/   Variation    pension     Regular  prepayment/  Variation   pension
                                            cost   provision       credit     charge        cost   provision      credit    charge
Pension fund                           (Pounds)m   (Pounds)m    (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
ScottishPower*                              21.8        (0.3)       (32.5)         -        26.5        (0.3)      (39.5)        -
Manweb                                       5.1           -         (1.5)       3.6         5.8           -        (1.5)      4.3
Southern Water                               4.8           -         (0.7)       4.1         4.7           -        (1.0)      3.7
Final Salary LifePlan                        3.4           -            -        3.4         3.0           -           -       3.0
PacifiCorp                                  10.4         6.7         (9.6)**     7.5        12.6         5.8        45.3***   63.7
=====================================   ========    ========     ========    =======     =======     =======     =======    ======

* The net pension charge is set to a minimum of nil where the variation credit exceeds regular cost plus interest.
** Being a normal variation credit of (Pounds)10.2 million decreased by the cost of Special Termination Benefits of (Pounds)0.6 million.
*** Being a normal variation credit of (Pounds)9.5 million increased by the cost of Special Termination Benefits of (Pounds)54.8 million.

The prepayment/(provision) as at the year end can be reconciled as follows:

                                 Prepayment/                                                  Prepayment/     Prepayment/
                                 (provision)                                                  (provision)     (provision)
                                 at 1 April          Employer       Pension                  at 31 March      at 1 April
                                       2001      contribution        charge      Exchange           2002            2000
Pension fund                      (Pounds)m         (Pounds)m     (Pounds)m     (Pounds)m      (Pounds)m       (Pounds)m
------------------------------------------------------------------------------------------------------------------------
ScottishPower                           5.0                 -             -             -            5.0             5.0
Manweb                                    -               3.6          (3.6)            -              -               -
Southern Water                            -               4.1          (4.1)            -              -               -
Final Salary LifePlan                     -               3.4          (3.4)            -              -               -
PacifiCorp                            (85.9)              5.1          (7.5)         (0.1)         (88.4)          (32.6)
=============================       =======         =========      ========      ========      =========       =========


                                                                              Prepayment/
                                                                              (provision)
                                   Employer           Pension                 at 31 March
                               contribution            charge      Exchange          2001
Pension fund                      (Pounds)m         (Pounds)m     (Pounds)m     (Pounds)m
-----------------------------------------------------------------------------------------
ScottishPower                             -                 -             -           5.0
Manweb                                  4.3              (4.3)            -             -
Southern Water                          3.7              (3.7)            -             -
Final Salary LifePlan                   3.0              (3.0)            -             -
PacifiCorp                             16.6             (63.7)         (6.2)        (85.9)
=============================       =======         =========      ========      ========

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |92

Notes to the Group Balance Sheet
as at 31 March 2002 - continued


29 Pensions continued

------------------------------------------------------------------------------------------------------------------------------------
The individual scheme funding details based on the latest full actuarial valuations are as follows:

                                                                                           Principal actuarial assumptions
                                                           Value                                                               Value
                              Latest                   of assets    Market                   Average                         of fund
                                full         Valuation  based on  value of      Valuation investment      Average   Average  assets/
                           actuarial           carried valuation    assets         method    rate of       salary   pension  accrued
Pension fund               valuation            out by (Pounds)m (Pounds)m        adopted     return    increases increases benefits
------------------------------------------------------------------------------------------------------------------------------------
ScottishPower          31 March 2000  William M Mercer   1,930.4   2,090.4 Projected unit       6.0%         4.5%      2.5%     129%
Manweb                 31 March 2001   Bacon & Woodrow     640.8     623.6 Projected unit       6.8%*        4.3%      2.5%     111%
Southern Water         31 March 2001      Watson Wyatt     296.0     296.0 Projected unit       6.2%         4.5%      2.5%     107%
Final Salary LifePlan  31 March 1999  William M Mercer       0.1       0.1 Projected unit       5.5%         4.0%      2.5%      97%
PacifiCorp            1 January 2001 Hewitt Associates     760.6     760.6 Projected unit      7.75%**       4.0%        -      100%
------------------------------------ -----------------  -------- --------- -------------- ---------     --------  --------  -------

* 4.8% post-retiral
** 7.75% represents the liability discount rate.

(a) Group pension arrangements

Following a review of the group's UK pension arrangements, the ScottishPower Pension Scheme, Manweb Pension Scheme and Southern Water Pension Scheme were closed to new members from 31 December 1998.

The group introduced two new group pension plans for new UK employees effective from 1 January 1999. The new plans are a defined benefit plan (Final Salary LifePlan) and a defined contribution plan (Money Purchase LifePlan) which are open to continuous contract employees aged between 16 and 60.

Following the acquisition of PacifiCorp on 29 November 1999, the associated US pension arrangements are now included in the group's Accounts. Further details of these US arrangements are given in sub-note (f) below.

Each of the pension schemes' assets are invested in an appropriate diversified range of equities, bonds, property and cash. The broad proportions invested in each asset class at 31 March 2002 are as follows:

                             Equities   Bonds  Property  Cash  Total
                                    %       %         %     %      %
--------------------------------------------------------------------
ScottishPower                      72      18         9     1    100
Manweb                             70      29         -     1    100
Southern Water                     74      24         -     2    100
Final Salary LifePlan              94       -         -     6    100
PacifiCorp                         65      35         -     -    100
------------------------------- -----   -----   -------  ----  -----

(b) ScottishPower

Scottish Power UK plc operates a funded pension scheme of the company providing defined retirement and death benefits based on final pensionable salary. This scheme was open prior to 1 January 1999 to employees of ScottishPower. Members are required to contribute to the Scheme at a rate of 5% of pensionable salary. Scottish Power UK plc meets the balance of cost of providing benefits, and company contributions paid are based on the results of the actuarial valuation of the Scheme and are agreed by Scottish Power UK plc and the Scheme Trustees.

The assets of the Scheme are held separately from those of the company in a trustee administered fund. Included in the Scheme assets are 133,602 ScottishPower shares ((Pounds)480,967, based on market value as at 31 March
2002), purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index.

The pension charge for the year is based on the advice of the Scheme's independent qualified actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the Scheme. The Scheme assets have been taken at an adjusted market value.

The prepayment included in the balance sheet represents the accumulated excess of the actual contributions paid to the Scheme over the pension accounting charge. The net pension charge is set to a minimum of (Pounds)nil which is derived from a regular cost of 19.8% of salaries, fully offset by a variation credit. The variation credit is calculated as the assessed surplus, less the prepayment, spread as a fixed percentage of pensionable salary roll over nine years.

The actual contributions payable by participating employers during the year were (Pounds)nil, except where required by a business transfer agreement. There are no planned changes to employer contribution requirements.

(c) Manweb

Prior to 1 January 1999, most of the Manweb employees were entitled to join the Manweb Group of the Electricity Supply Pension Scheme, which provides pension and other related benefits based on final pensionable salary to employees throughout the Electricity Supply Industry in England & Wales. The ongoing contributions to the Scheme are based on the results of the actuarial valuation of the Scheme and the advice of the Scheme Actuary.

The assets are held in a separate trustee administered fund. The Scheme assets no longer include any ScottishPower shares. For funding and expensing purposes the Scheme assets are valued by discounting the income which can be expected from a national portfolio of assets at the valuation rate of interest.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |93

29 Pensions continued

The most recent formal funding valuation was carried out as at 31 March 2001. However, the results and recommendations of this valuation were not completed and implemented until 1 April 2002. Consequently the actual funding amounts payable and the corresponding expensing amounts for the year ended 31 March 2002 have been calculated using the assumptions of the 1998 actuarial valuation of the scheme. The 1998 assumptions are detailed as follows:

1998 valuation assumptions
-------------------------------------------------------------------------
Value of plan assets                                       (Pounds)467.6m
Market value of assets                                     (Pounds)613.7m
Valuation method adopted                                   Projected unit
Average investment rate of return                                    8.5%
Average salary increases                                             6.5%
Average pension increases                                            4.5%
Average equity dividend growth                                      4.75%
Value of fund assets/accrued benefits                                105%
========================================================   =============

The pension charge for the year, of 12% of pensionable salaries, is based on the advice of the Scheme's independent qualified actuary and is calculated using the 1998 assumptions detailed above. Based on the results of the 2001 valuation, the pension charge in respect of future benefits accruing is 14% of pensionable salary. However, due to the surplus revealed in the 2001 valuation, the company will take a contribution holiday which will continue until the results of the next actuarial valuation. The variation credit is calculated as a spreading of the combination of the assessed surplus and Early Retirement Deficiency Costs payable over 14 years.

The actual contributions payable by participating employers during the year were 12% of pensionable salaries adjusted as described above or as required by a business transfer agreement. The employer contribution rate changed with effect from 1 April 2002 to (Pounds)nil (except as required by a business transfer agreement).

(d) Southern Water

Southern Water operates a funded pension scheme. The Scheme details above relate to the principal defined benefit scheme which covers the majority of the Southern Water employees. Members are required to contribute to the Scheme at varying rates of pensionable salary depending upon category of membership. The company meets the balance of the cost of the accruing benefits. Contributions paid are based on the results of the actuarial valuation of the Scheme and are agreed by the company and the Scheme Trustees.

The assets are held in a separate trustee administered fund. For funding and expensing purposes, the scheme assets are valued by discounting the income which can be expected from a notional portfolio of assets at the valuation rate of interest.

The pension charge for the year, of 10% of pensionable salaries, plus employer augmentation costs, is based on the advice of the Scheme's independent qualified actuary and is calculated using the same assumptions as at the last actuarial valuation of the Scheme. The variation credit is calculated as the assessed surplus spread over 17 years.

The actual contributions payable by participating employers during the year were 11.4% of pensionable salaries, except where required by a business transfer agreement. This rate continues with effect from 1 April 2002 following the formal actuarial valuation of the scheme as at 31 March 2001.

(e) Final Salary LifePlan

The group operates a funded pension scheme providing defined retirement and death benefits based on final pensionable salary for eligible UK employees of the group. The assets of the LifePlan are held in a separate trustee administered fund. The pension charge for the year, of 11.4% of pensionable salaries, is based on the advice of the LifePlan's independent qualified actuary, representing the assessed balance of cost of the accruing benefits after allowing for members' contributions of 5% of pensionable salaries. The same actuarial assumptions have been adopted for both funding and expensing purposes.

The actual contributions payable by participating employers during the year were 10.0% of pensionable salaries, except where required by a business transfer agreement. There are no planned changes to employer contribution requirements, although this is subject to the results of the actuarial valuation as at 31 March 2002 when these become known.

(f) PacifiCorp

PacifiCorp operates pension plans covering substantially all its employees. Benefits are based on the employee's years of service and final pensionable salary, adjusted to reflect estimated social security benefits. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. The PacifiCorp pensions figures in these Accounts include the unfunded Supplementary Executive Retirement Plan ("SERP"). The SERP accounts for less than 5% of the PacifiCorp liabilities. PacifiCorp meets the entire cost of accruing benefits under PacifiCorp plans. The assets for the funded Plan are held in a separate fund. For funding and expensing purposes, the Plan assets are valued at market levels, and liabilities costed on financial assumptions in line with market return expectations. The pension charge for the period is based on the advice of the Plan's independent qualified actuary. PacifiCorp also provides post-retirement benefits and post-employment benefits to certain employees. Details of these benefits are disclosed in Note 34.

The actual contributions payable by participating employers during the year were 1.8% of pensionable earnings. The planned contribution for 2002/03 is expected to increase to 8.9% of pensionable earnings.

(g) Additional pension and other post-retirement benefit arrangements

The group operates an approved defined contribution pension scheme (Money Purchase LifePlan) for eligible employees. Contributions are paid by the member and employer at fixed rates. The benefits secured at retirement or death reflect each employee's accumulated fund and the cost of purchasing benefits at that time. The assets of the scheme are held in a separate trustee administered fund. The pension charge for the year represents the defined employer contribution and amounted to (Pounds)0.3 million. The group also operates pension schemes for a number of other groups of employees; details of these have been omitted from the Accounts on the grounds of materiality.

Further details of the group's pensions arrangements are disclosed in Note 34, together with details of the group's other post-retirement benefits for PacifiCorp employees.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |94

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

29 Pensions continued

(h) Financial Reporting Standard ("FRS") 17 `Retirement benefits'

The pension figures shown above comply with the current pension accounting standard, Statement of Standard Accounting Practice ("SSAP") 24. A new accounting standard, FRS 17, must be used for the pension and other post-retirement benefits figures that will be recorded in the group's Accounts for the year ending 31 March 2004 and subsequent years. Under transitional arrangements the group is required to disclose the following information about the schemes and the figures that would have been shown under FRS 17 in the balance sheet as at 31 March 2002.

The major assumptions used by the actuary for both the pensions and other post-retirement benefits arrangements were:

                                                                                                       UK                    US
                                                                                             arrangements          arrangements
                                                                                              at 31 March           at 31 March
                                                                                                     2002                  2002
-------------------------------------------------------------------------------------------------------------------------------
Rate of increase in salaries                                                                    4.3% p.a.             4.0% p.a.
Rate of increase in deferred pensions                                                           2.8% p.a.             n/a
Rate of increase in pensions in payment                                                         2.8% p.a.             n/a
Discount rate                                                                                   6.0% p.a.             7.5% p.a.
Inflation assumption                                                                            2.8% p.a.             4.0% p.a.
=========================================================================================== =============    ==================

Pensions

The group operates defined benefit and defined contribution pension schemes as described earlier in this Note. Full actuarial valuations were carried out as described earlier and updated to 31 March 2002 by a qualified independent actuary. Figures are shown separately for the UK and US arrangements.

The assets in the schemes and the expected long-term rates of return were as follows:

                                                                                               UK pension            US pension
                                                                                             arrangements          arrangements
                                                                                                 Value at              Value at
                                                                                            31 March 2002         31 March 2002
                                                                                                (Pounds)m             (Pounds)m
-------------------------------------------------------------------------------------------------------------------------------
Equities                                                                                          1,881.4                 375.1
Bonds                                                                                               551.1                 206.8
Property                                                                                            159.3                     -
Other                                                                                                31.0                     -
------------------------------------------------------------------------------------------- -------------    ------------------
Total market value of assets                                                                      2,622.8                 581.9
Present value of schemes' past service liabilities                                               (2,352.1)               (760.1)
------------------------------------------------------------------------------------------- -------------    ------------------
Excess/(deficit) of schemes' assets over past service liabilitites                                  270.7                (178.2)
=========================================================================================== =============    ==================
Resulting balance sheet asset/(liability)                                                           186.4*               (178.2)
Related deferred tax (liability)/asset                                                              (55.9)                 67.7
------------------------------------------------------------------------------------------- -------------    ------------------
Net pension asset/(liability)                                                                       130.5                (110.5)
=========================================================================================== =============    ==================

* The balance sheet asset which would have arisen under FRS 17 is lower than the total calculated excess of schemes' assets over past service liabilities, due to part of the ScottishPower Pension Scheme's past service `surplus' being designated as "non-recoverable" in FRS 17 terms and therefore excluded from the balance sheet.

The UK pension arrangements net pension asset comprises assets (net of deferred tax) of (Pounds)159.1 million and liabilities (net of deferred tax) of (Pounds)28.6 million.

                                                                                               UK pension            US pension
                                                                                             arrangements          arrangements
                                                                                          Long-term rates       Long-term rates
                                                                                       of return expected    of return expected
                                                                                         at 31 March 2002      at 31 March 2002
-------------------------------------------------------------------------------------------------------------------------------
Equities                                                                                        8.0% p.a.           10.75% p.a.
Bonds                                                                                           5.3% p.a.             6.5% p.a.
Property                                                                                        7.0% p.a.             n/a
====================================================================================== ==================    ==================

Other post-retirement benefits

PacifiCorp provides post-retirement healthcare and life insurance benefits as described in Note 34(e). Actuarial valuations were carried out as at 31 March 2002 by a qualified independent actuary. The major assumptions used by the actuary are described in Note 34(e).

The assets in the schemes and the expected long-term rates of return were as follows:

                                                                                                                       Value at
                                                                                                                  31 March 2002
                                                                                                                      (Pounds)m
-------------------------------------------------------------------------------------------------------------------------------
Equities                                                                                                                  117.6
Bonds                                                                                                                      67.3
---------------------------------------------------------------------------------------------------------    ------------------
Total market value of assets                                                                                              184.9
Present value of schemes' liabilities                                                                                    (331.3)
---------------------------------------------------------------------------------------------------------    ------------------
Deficit in the schemes                                                                                                   (146.4)
Related deferred tax asset                                                                                                 55.6
---------------------------------------------------------------------------------------------------------    ------------------
Net other post-retirement benefits liability                                                                              (90.8)
=========================================================================================================    ==================

                                                                                                                Long-term rates
                                                                                                             of return expected
                                                                                                               at 31 March 2002
-------------------------------------------------------------------------------------------------------------------------------
Equities                                                                                                            10.75% p.a.
Bonds                                                                                                                 6.5% p.a.
=========================================================================================================    ==================

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |95


29 Pensions continued

------------------------------------------------------------------------------------------------------------------------------------
Summary
If the above FRS 17 pensions and other post-retirement benefits assets and liabilities (net of deferred tax) were recognised in the balance sheet as at 31
March 2002, the group's net assets and profit and loss reserve would be as follows:

                                                                                                                        At 31 March
                                                                                                                               2002
                                                                                                                          (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                                                  4,818.1
Reversal of SSAP 24 net pensions/other post-retirement benefits liability (net of deferred tax)                                97.4
--------------------------------------------------------------------------------------------------------------------    -----------
Net assets excluding FRS 17 pensions/other post-retirement benefits assets and liabilities (net of deferred tax)            4,915.5
FRS 17 pensions assets (net of deferred tax)                                                                                  159.1
FRS 17 pensions/other post-retirement benefits liabilities (net of deferred tax)                                             (229.9)
--------------------------------------------------------------------------------------------------------------------    -----------
Net assets including FRS 17 pensions/other post-retirement benefits assets and liabilities (net of deferred tax)            4,844.7
====================================================================================================================    ===========
Profit and loss reserve                                                                                                     1,080.8
Reversal of SSAP 24 net pensions/other post-retirement benefits liability (net of deferred tax)                                97.4
--------------------------------------------------------------------------------------------------------------------    -----------
Profit and loss reserve excluding FRS 17 pensions/other post-retirement benefits assets and liabilities
 (net of deferred tax)                                                                                                      1,178.2
FRS 17 pensions/other post-retirement benefits assets and liabilities (net of deferred tax)                                   (70.8)
--------------------------------------------------------------------------------------------------------------------    -----------
Profit and loss reserve including FRS 17 pensions/other post-retirement benefits assets and liabilities
 (net of deferred tax)                                                                                                      1,107.4
====================================================================================================================    ===========

30 Contingent liabilities

Thus Flotation

In November 1999, the group floated a minority stake in its internet and telecommunications business, Thus plc. This gave rise to a contingent liability to corporation tax on chargeable gains, estimated at amounts up to (Pounds)570 million.

On 19 March 2002, the group demerged its residual holding in Thus Group plc (the new holding company of Thus plc). The charge referred to above could still arise, in certain circumstances, before 19 March 2007. Members of the ScottishPower group have agreed to indemnify Thus Group plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

Legal proceedings

The group's businesses are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group's consolidated Accounts.

31 Financial commitments

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2002           2001
(a) Analysis of annual commitments under operating leases                                                  (Pounds)m      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Leases of land and buildings expiring:
Within one year                                                                                                  0.2            0.6
Between one and two years                                                                                        1.3            1.7
Between two and three years                                                                                      0.1            0.6
Between three and four years                                                                                       -            0.5
Between four and five years                                                                                      1.8            0.8
More than five years                                                                                             1.0           28.7
-------------------------------------------------------------------------------------------------         ----------    -----------
                                                                                                                 4.4           32.9
=================================================================================================         ==========    ===========
Other operating leases expiring:
Within one year                                                                                                  3.9            5.5
Between one and two years                                                                                        3.6            5.4
Between two and three years                                                                                      2.5            5.2
Between three and four years                                                                                     0.7            1.2
Between four and five years                                                                                      0.9            0.8
More than five years                                                                                             0.2            0.4
-------------------------------------------------------------------------------------------------         ----------    -----------
                                                                                                                11.8           18.5
=================================================================================================         ==========    ===========

                                                                                                              2002           2001
(b) Capital commitments                                                                                    (Pounds)m      (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Contracted but not provided                                                                                    238.9          174.9
=================================================================================================         ==========    ===========

(c) Other contractual commitments

(i) Under contractual arrangements in the UK, the group has the following purchase commitments at 31 March 2002:

                                                     2003         2004        2005        2006        2007   Thereafter      Total
                                                (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m  (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
Commitments to purchase in year                     789.7        696.3       684.1       270.1       263.1      1,292.2    3,995.5
=======================================         =========    =========   =========   =========   =========    =========  =========

(ii) In the US, PacifiCorp manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to economically operate the system (within the boundaries of Federal Energy Regulatory Commission requirements) and meet commitments for wholesale sales and retail load growth. The long-term wholesale sales commitments include contracts with minimum sales requirements of (Pounds)237.6 million, (Pounds) 219.5 million, (Pounds)188.3 million, (Pounds)161.2 million and (Pounds)134.5 million for the years 2003 to 2007 respectively. As part of its energy resource portfolio, PacifiCorp acquires a portion of its power through long-term purchases and/or exchange agreements which require minimum fixed payments of (Pounds)244.1 million, (Pounds)234.6 million, (Pounds)237.6 million, (Pounds)235.3 million and (Pounds)242.3 million for the years 2003 to 2007 respectively. The purchase contracts include agreements with the Bonneville Power Administration, the Hermiston Plant and a number of co-generating facilities.

Excluded from the minimum fixed annual payments above are commitments to purchase power from several hydro-electric projects under long-term arrangements with public utility districts. These purchases are made on a `cost-of-service' basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). PacifiCorp is required to pay its portion of operating expenses and its portion of the debt service, whether or not any power is produced.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |96

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

31 Financial commitments continued
-------------------------------------------------------------------------------
The arrangements provide for non-withdrawable power and the majority also provide for additional power, withdrawable by the public utility districts upon one to five years' notice. For 2002, these purchases represented approximately 1.9% of PacifiCorp's energy requirements. At 31 March 2002, PacifiCorp's share of long-term arrangements with public utility districts were as follows:
                                                                         Annual
                             Year contract  Percentage                   costs*
Generating Facility                expires   of output Capacity (kw)  (Pounds)m
-------------------------------------------------------------------------------
Wanapum                               2009       18.9%       155,444        4.9
Priest Rapids                         2005       13.9%       109,602        2.8
Rocky Reach                           2011        5.3%        64,297        2.2
Wells                                 2018        6.9%        59,617        1.4
-----------------------------------------------------    -----------    -------
Total                                                        388,960       11.3
=====================================================    ===========    =======

*The annual costs include debt service costs of (Pounds)4.4 million. PacifiCorp's minimum debt service obligation at 31 March 2002 was (Pounds)6.3 million, (Pounds)6.3 million, (Pounds)5.6 million, (Pounds)7.0 million and (Pounds)7.0 million for the years 2003 to 2007, respectively.

(iii) Short-term wholesale sales and purchased power contracts

At 31 March 2002, PacifiCorp had short-term wholesale forward sales commitments that included contracts with minimum sales requirements of (Pounds)107.6 million for 2003. At 31 March 2002, short-term forward purchase agreements require minimum fixed payments of (Pounds)162.4 million for 2003.

(iv) Fuel contracts

PacifiCorp has `take or pay' coal and natural gas contracts that require minimum fixed payments of (Pounds)113.1 million, (Pounds)109.8 million, (Pounds)103.0 million, (Pounds)92.3 million and (Pounds)81.0 million for the years 2003 to 2007 respectively.

(v) At 31 March 2002, PPM had purchase commitments of (Pounds)340.7 million of which (Pounds)227.8 million relates to the years 2003 to 2007.

32 Related party transactions

-----------------------------------------------------------------------------------------------------------------------------------
(a) Trading transactions and balances arising in the normal course of business

                                                                                           Sales/
                                                                                         (purchases)
                                                                                          to/(from)
                                                                                         other group                Amounts due
                                                                                          companies               from/(to) other
                                                                                          during the              group companies
                                                                                             year                 as at 31 March
                                                                                   2002       2001        2000       2002      2001
Related party                             Related party relationship to group (Pounds)m  (Pounds)m   (Pounds)m  (Pounds)m (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Sales by related parties
Scottish Electricity Settlements Limited  50% owned joint venture                   5.3        6.2         8.7        1.1       1.4
ScotAsh Limited                           50% owned joint venture                   0.6        0.4         0.2        0.2       0.4
South Coast Power Limited                 50% owned joint venture                  46.5       25.1           -        3.0       3.5
CeltPower Limited                         50% owned joint venture                   1.7        1.7         1.8        0.3       0.1
Calanais Limited*                         50% owned joint venture                     -       69.0           -          -       0.6
Thus**                                    Subsidiary                                0.9          -           -       12.0         -
Purchases by related parties
Scottish Electricity Settlements Limited  50% owned joint venture                  (0.2)      (0.2)       (0.4)         -         -
ScotAsh Limited                           50% owned joint venture                  (0.2)      (0.2)       (0.3)         -      (0.2)
South Coast Power Limited                 50% owned joint venture                  (7.8)      (3.2)       (0.3)      (0.5)     (0.6)
Klamath co-generation plant               Joint arrangement                       (24.1)         -           -       (2.2)        -
CeltPower Limited                         50% owned joint venture                  (0.3)      (0.3)       (0.4)         -         -
Calanais Limited*                         50% owned joint venture                     -      (13.0)          -          -      (0.8)
Thus**                                    Subsidiary                               (0.1)         -           -       (5.2)        -
N.E.S.T. Makers Limited                   50% owned joint venture                  (0.3)         -           -          -         -
=============================================================================  ========    =======    ========  =========  ========

In addition to the above, during the year ended 31 March 2002, PacifiCorp made management and similar charges to Powercor of (Pounds)nil as a result of the disposal of Powercor by PacifiCorp in September 2000 (31 March 2001 (Pounds)1.4 million, 30 November 1999 to 31 March 2000 (Pounds)2.0 million). At 31 March 2002, Powercor owed the group (Pounds)nil (2001 (Pounds)nil, 2000 (Pounds)21.9 million).

During the year ended 31 March 2002, ScottishPower made management and similar charges to ScotAsh Limited of (Pounds)0.4 million (2001 (Pounds)0.2 million, 2000 (Pounds)0.1 million).

*On 23 March 2001 the group disposed of its 50% holding in Calanais Limited; as a result it ceased to be a joint venture from this date.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |97


32 Related party transactions continued

-----------------------------------------------------------------------------------------------------------------------------------
(b) Funding transactions and balances arising in the normal course of business

                                                                                              Interest payable       Amounts due
                                                                                               to other group       to other group
                                                                                              companies during       companies as
                                                                                                  the year            at 31 March
                                                                                              2002        2001       2002     2001
Related party                                 Related party relationship to group   Note (Pounds)m   (Pounds)m  (Pounds)m (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Scottish Electricity Settlements Limited      50% owned joint venture                         (1.1)       (1.4)     (14.7)    (16.6)
ScotAsh Limited                               50% owned joint venture                            -           -       (2.4)     (3.0)
South Coast Power Limited                     50% owned joint venture                         (1.1)          -      (13.5)        -
RoboScot (38) Limited                         50% owned joint venture                            -           -       (5.4)     (5.4)
Thus**                                        Subsidiary                              (i)        -           -       (5.4)        -
N.E.S.T. Makers Limited                       50% owned joint venture                            -           -       (0.8)        -
===================================================================================================================================

(i) This balance represents (Pounds)1.1 million of loans and (Pounds)4.3 million payable in respect of finance leases.

**On 19 March 2002 the group demerged Thus. The related party sales and purchases represent those transactions between ScottishPower and Thus for the period from 20 March to 31 March 2002.

33 Thus Group plc demerger
-------------------------------------------------------------------------------
On 19 March 2002, the group demerged Thus Group plc ("Thus"). The demerger of Thus was preceeded by an open offer of approximately (Pounds)275 million of new equity shares in Thus which resulted in ScottishPower's equity interest in Thus temporarily increasing from 50.1% to 72.4%, and an increase in goodwill of (Pounds)34.4 million. Thus' results for the period to 19 March 2002 have been reported under discontinued operations in the ScottishPower accounts for the year ended 31 March 2002 and prior years. The demerger of Thus was accounted for as a dividend in specie.

                                                              Notes   (Pounds)m
-------------------------------------------------------------------------------
Intangible fixed assets - goodwill                               16        62.6
Tangible fixed assets                                            17       468.8
Fixed assets investments                                         18        24.2
Current assets                                                            104.5
Creditors: amounts falling due within one year                           (109.9)
Provisions for liabilities and charges
   - Other provisions                                            23        (0.9)
-------------------------------------------------------------------    --------
Book value of Thus net assets disposed                                    549.3
Minority interest share of net assets                            28      (127.4)
-------------------------------------------------------------------    --------
ScottishPower's share of Thus net assets disposed                         421.9
Goodwill previously charged to reserves written back             27        14.7
-------------------------------------------------------------------    --------
Dividend in specie                                                        436.6
===================================================================    ========

34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP')

-----------------------------------------------------------------------------------------------------------------------------------
The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from
US GAAP. The effect of the US GAAP adjustments to (loss)/profit for the financial year and equity shareholders' funds are set out in the tables below.

                                                                                                         Year ended 31 March
                                                                                                      2002       2001       2000
(a) Reconciliation of (loss)/profit for the financial year to US GAAP:                  Notes    (Pounds)m  (Pounds)m  (Pounds)m
--------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year under UK GAAP                                                  (987.1)     307.5      885.0
US GAAP adjustments:
   Amortisation of goodwill                                                                (i)       (23.5)     (35.9)     (34.4)
   Disposal of businesses                                                                 (ii)       279.1          -          -
   US regulatory assets                                                                  (iii)        95.3       73.8          -
   Pensions                                                                               (iv)        40.0       95.5       44.8
   Impairment on demerger of Thus                                                          (v)      (243.7)         -          -
   Depreciation on revaluation uplift                                                     (vi)         3.4        3.4        3.4
   Decommissioning and mine reclamation liabilities                                      (vii)       (21.8)     (32.3)      (6.7)
   PacifiCorp Transition Plan costs                                                     (viii)       (29.9)     108.2          -
   FAS 133 adjustment                                                                     (ix)       144.5          -          -
   Other                                                                                 (xvi)       (17.7)      (0.4)      (8.0)
   Re-classification as extraordinary item                                                 (x)        12.0          -       15.9
---------------------------------------------------------------------------------------------    ---------   --------  ---------
                                                                                                    (749.4)     519.8      900.0
Deferred tax effect of US GAAP adjustments                                                (xi)       (67.6)    (133.0)     (19.2)
---------------------------------------------------------------------------------------------    ---------   --------  ---------
                                                                                                    (817.0)     386.8      880.8
Extraordinary item (net of tax)                                                            (x)        (8.4)         -      (11.1)
---------------------------------------------------------------------------------------------    ---------   --------  ---------
(Loss)/profit for the financial year under US GAAP before cumulative adjustment
  for FAS 133                                                                                       (825.4)     386.8      869.7
Cumulative adjustment for FAS 133                                                         (ix)       (61.6)         -          -
=============================================================================================    =========   ========  =========
(Loss)/profit for the financial year under US GAAP                                                  (887.0)     386.8      869.7
=============================================================================================    =========   ========  =========
(Loss)/earnings per share under US GAAP                                                  (xiv)      (44.91)p    21.13p     62.59p
=============================================================================================    =========   ========  =========
Diluted (loss)/earnings per share under US GAAP                                          (xiv)      (44.91)p    21.05p     62.16p
=============================================================================================    =========   ========  =========

(Loss)/earnings per share under US GAAP have been calculated before the cumulative adjustment for FAS 133.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |98

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

34 Summary of differences between UK and US Generally Accepted Accounting
   Principles (`GAAP') continued

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                              31 March   31 March
                                                                                                                  2002       2001
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP:                  Notes  (Pounds)m  (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds under UK GAAP                                                                       4,731.4    5,893.2
US GAAP adjustments:
Goodwill                                                                                                (i)      572.3    1,349.9
Business combinations                                                                                   (i)     (174.2)    (188.7)
Amortisation of goodwill                                                                                (i)      (84.2)    (172.7)
ESOP shares held in trust                                                                             (xii)      (38.9)     (51.1)
US regulatory assets                                                                                  (iii)    1,042.8      661.2
Pensions                                                                                               (iv)      222.9      245.0
Cash dividends                                                                                       (xiii)      126.1      119.4
Revaluation of fixed assets                                                                            (vi)      (54.0)    (229.0)
Depreciation on revaluation uplift                                                                     (vi)        8.5       11.9
Decommissioning and mine reclamation liabilities                                                      (vii)       60.7       82.5
PacifiCorp Transition Plan costs                                                                     (viii)       86.9      117.2
FAS 133 adjustment                                                                                     (ix)     (308.2)         -
Other                                                                                                 (xvi)       (3.4)      12.1
Deferred tax:
   Effect of US GAAP adjustments                                                                       (xi)     (316.9)    (351.0)
   Effect of differences in methodology                                                                (xi)      (21.3)     (37.0)
----------------------------------------------------------------------------------------------------------     -------    -------
Equity shareholders' funds under US GAAP                                                                       5,850.5    7,462.9
==========================================================================================================     =======    =======

(i)     Goodwill and business combinations

Goodwill

Under UK GAAP, goodwill arising from the purchase of operating entities before 31 March 1998 has been written off directly to reserves. Additionally, UK GAAP requires that on subsequent disposal of these entities any goodwill previously taken directly to reserves is then charged in the profit and loss account against the profit or loss on disposal. Goodwill arising on acquisitions after 31 March 1998 is capitalised and amortised through the profit and loss account over its useful economic life.

Under US GAAP, goodwill arising from the purchase of operating entities should be held as an intangible asset in the balance sheet and amortised over its expected useful life.

The goodwill adjustment is made to recognise goodwill previously written off to reserves under UK GAAP as an intangible asset under US GAAP.

This goodwill, which is capitalised under US GAAP, is then amortised on a straight line basis over its estimated useful life of 40 years with the effect being a reduction in profit reflecting the amortisation charge for the period.

Business combinations

In addition to re-instating the goodwill calculated under UK GAAP as described above, goodwill must also be recalculated in accordance with US GAAP. This is required due to differences between UK GAAP and US GAAP in the determination of acquisition price and valuation of assets and liabilities at the acquisition date. The adjustment referred to as business combinations reflects principally the impact of recalculating the goodwill arising on the acquisitions of Manweb and PacifiCorp under US GAAP.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(ii)    Disposal of businesses

Under UK GAAP the loss on disposal of and withdrawal from Appliance Retailing and the provision for loss on disposal of Southern Water were calculated based on net asset value, together with the goodwill previously written off to reserves.

Under US GAAP the same methodology was applied, however the net asset value under US GAAP differed from that under UK GAAP. The principal differences relate to the amortisation of goodwill which had been recognised as an intangible asset under US GAAP but had been written off to reserves under UK GAAP and the revaluation of certain tangible fixed assets, which is not permitted under US GAAP but is permitted under UK GAAP.

(iii)   US regulatory assets

Statement of Financial Accounting Standards ("FAS") 71 `Accounting for the Effects of Certain Types of Regulation' establishes US GAAP for utilities in the US whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that, through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent GAAP applies in the UK.

Under UK GAAP, the group's policy is to recognise regulatory assets established in accordance with FAS 71 only where they comprise rights or other access to future economic benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party.

The impact of the application of different accounting policies is that US regulatory assets amounting to (Pounds)1,042.8 million (2001 (Pounds)661.2 million) are not recognised under UK GAAP, including deferred excess power costs and certain FAS 133 balances.

Profits under US GAAP are consequently increased by (Pounds)95.3 million in 2002 (2001 (Pounds)73.8 million), representing the deferral of costs expensed under UK GAAP net of amortisation of regulatory assets recognised under US GAAP.

US regulatory assets relating to the PacifiCorp Transition Plan costs are discussed in note (viii) below.

(iv)    Pension costs

The fundamental differences between UK GAAP and US GAAP are as follows:

(a) Under UK GAAP, the annual pension charge is determined so that it is a substantially level percentage of the current and expected future payroll. Under US GAAP, the aim is to accrue the cost of providing pension benefits in the year in which the employee provides the related service in accordance with FAS 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.

(b) Under UK GAAP, pension liabilities are usually discounted using an interest rate that represents the expected long-term return on plan assets. Under US GAAP, pension liabilities are discounted using the current rates at which the pension liability could be settled.

(c) Under UK GAAP, variations from plan can be aggregated and amortised over the remaining employee service lives. Under US GAAP, variations from plan must be amortised separately over remaining service lives.

(d) Under UK GAAP, alternative bases can be used to value plan assets. Under US GAAP, plan assets should be valued at market or at market related values.

(v)     Impairment on demerger of Thus

Under UK GAAP, the demerger dividend is calculated based on the book value of the net assets disposed of as a result of the demerger.

Under US GAAP, the demerger dividend is calculated based on the market value of the shares at the demerger date and the difference between this and the book value of net assets disposed of is disclosed as an impairment charge under US GAAP.

                    ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |99

34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

(vi)   Revaluation of fixed assets

The revaluation of assets is not permitted under US GAAP. Accordingly, the reconciliation restates fixed assets to historical cost and the depreciation charge has been adjusted.

(vii)  Decommissioning and mine reclamation liabilities

Under UK GAAP, future decommissioning costs are provided for, on a discounted basis, generally at the inception of the asset life with a corresponding increase to the cost of the asset. This increased cost is depreciated over the useful life of the asset. Under US GAAP, for regulated industries, decommissioning costs are accounted for by depreciating the related tangible fixed asset to a negative amount which equates to the estimated decommissioning costs. In respect of mine reclamation costs UK GAAP requires the discounted future costs of reclamation to be provided for, with a corresponding increase to the cost of the mine assets. Under US GAAP, anticipated mine reclamation costs are accrued over the life of the mine asset.

(viii) PacifiCorp Transition Plan costs

Under UK GAAP, PacifiCorp Transition Plan costs were recognised as an expense in the profit and loss account at the date of the announcement of the Plan. Costs were provided for in accordance with FRS 12 `Provisions, contingent liabilities and contingent assets'.

Under US GAAP, PacifiCorp Transition Plan costs are accounted for as regulatory assets and are being amortised through the income statement. Costs have been provided for in accordance with Emerging Issues Task Force No. 94-3 `Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)' and FAS 88 `Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits'.

(ix)   FAS 133 - derivative instruments and hedging activities

Under UK GAAP derivatives designated as used for non-trading purposes are accounted for on a consistent basis with the asset, liability or position being hedged. Under US GAAP, the group adopted FAS 133 `Accounting for Derivative Instruments and Hedging Activities,' as amended by FAS 137 'Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133' and FAS 138 `Accounting for Certain Derivative Instruments and Certain Hedging Activities', with effect from 1 April 2001. The transitional adjustment at this date has been reported as the cumulative adjustment for FAS 133. FAS 133 requires recognition of all derivatives, as defined in the standard, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not an effective hedge, are adjusted to fair value through income. If a derivative qualifies as an effective hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged asset, liability, or firm commitment recognised in income, or are recognised in accumulated other comprehensive income until the hedged items are recognised in earnings. The effects of changes in fair value of certain derivative instruments entered into to hedge future retail resource requirements in the group's US regulated business are subject to regulation and therefore are deferred pursuant to FAS 71. Contracts that qualify as normal purchases and normal sales are excluded from the requirements of FAS 133. The realised gains and losses on these contracts are reflected in the income statement at the contract settlement date. The total FAS 133 adjustment included within equity shareholders' funds of (Pounds)308.2 million at 31 March 2002 is offset by (Pounds)328.9 million included within US regulatory assets relating to PacifiCorp's regulated activities which have been deferred as a regulatory asset under FAS 71 on the basis of approvals received from Public Utility Commissions to adopt this accounting treatment.

(x)    Extraordinary item

Under UK GAAP, certain costs of early debt repayment have been treated as exceptional interest costs. Under US GAAP, costs of early debt repayment are classified as extraordinary items. The tax credit on the extraordinary item was (Pounds)3.6 million for the year ended 31 March 2002 and (Pounds)4.8 million for the year ended 31 March 2000.

(xi)   Deferred tax

Under UK GAAP, FRS 19 `Deferred tax', requires full provision for deferred tax at future enacted rates. Provision is only made in respect of assets revalued for accounting purposes where a commitment exists to sell the asset at the balance sheet date.

Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. Provision is made based on enacted tax law.

The item effect of US GAAP adjustments' reflects the additional impact of making full provision for deferred tax in respect of adjustments made in restating the balance sheet to US GAAP.

The item `effect of differences in methodology' reflects the impact of making full provision for deferred tax under US GAAP compared to UK GAAP.

(xii)  ESOP shares held in trust

Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, shares held in trust are recorded at cost in the balance sheet as a deduction from shareholders' funds. Details of the group's employee share ownership trusts are set out in Note 18.

(xiii) Cash dividends

Under UK GAAP, final ordinary cash dividends are recognised in the financial year in respect of which they are proposed by the Board of Directors. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

(xiv)  (Loss)/earnings per share

(Loss)/earnings per ordinary share have been calculated by dividing the
(loss)/profit for the financial year under US GAAP by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

                                                                                                      2002        2001      2000
--------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year under US GAAP ((Pounds) million)                               (887.0)      386.8     869.7
Basic weighted average share capital (number of shares, millions)                                  1,837.8     1,830.3   1,389.6
Diluted weighted average share capital (number of shares, millions)                                1,840.1     1,837.4   1,399.2
================================================================================================= ========    ========  ========
(Loss)/earnings per share
Earnings per share under US GAAP - continuing operations                                             19.15p      13.48p     4.89p
(Loss)/earnings per share under US GAAP - discontinued operations                                   (63.60)p      7.65p    58.49p
Loss per share under US GAAP - extraordinary item (net of tax)                                       (0.46)p         -     (0.79)p
------------------------------------------------------------------------------------------------- --------    --------  --------
(Loss)/earnings per share under US GAAP before cumulative adjustment for FAS 133                    (44.91)p     21.13p    62.59p
Loss per share under US GAAP - cumulative adjustment for FAS 133                                     (3.35)p         -         -
------------------------------------------------------------------------------------------------- --------    --------  --------
(Loss)/earnings per share under US GAAP                                                             (48.26)p     21.13p    62.59p
================================================================================================= ========    ========  ========

Diluted (loss)/earnings per share
Diluted earnings per share under US GAAP - continuing operations                                     19.15p      13.43p     4.86p
Diluted (loss)/earnings per share under US GAAP - discontinued operations                           (63.60)p      7.62p    58.09p
Diluted loss per share under US GAAP - extraordinary item (net of tax)                               (0.46)p         -     (0.79)p
------------------------------------------------------------------------------------------------- --------    --------  --------
Diluted (loss)/earnings per share under US GAAP before cumulative adjustment for FAS 133            (44.91)p     21.05p    62.16p
Diluted loss per share under US GAAP - cumulative adjustment for FAS 133                             (3.35)p         -         -
------------------------------------------------------------------------------------------------- --------    --------  --------
Diluted (loss)/earnings per share under US GAAP                                                     (48.26)p     21.05p    62.16p
================================================================================================= ========    ========  ========

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |100


Notes to the Group Balance Sheet
as at 31 March 2002 - continued



34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan. In accordance with FAS 128 `Earnings per Share' the diluted loss per share for the year ended 31 March 2002 does not assume the exercise of securities that have an antidilutive effect on the loss per share. The (loss)/earnings per share detailed above for discontinued operations have been calculated based on US GAAP earnings which are net of (Pounds)37.0 million (2001 (Pounds)36.3 million, 2000 (Pounds)18.0 million) of interest and similar charges and tax charges of (Pounds)18.8 million (2001 (Pounds)5.8 million tax credit, 2000 (Pounds)149.3 million tax charge). The group's charge for interest and similar charges has been allocated between continuing and discontinued operations on the basis of external and internal borrowings of the respective operations.

(xv) Additional measures of performance

As permitted under UK GAAP, (loss)/earnings per share have been presented including and excluding the impact of exceptional items and goodwill amortisation to provide an additional measure of underlying performance. UK GAAP permits the presentation of more than one measure of (loss)/earnings per share provided that all such measures are clearly explained and given equal prominence on the face of the profit and loss account. In accordance with US GAAP,
(loss)/earnings per share have been presented above based on US GAAP
(loss)/earnings, without adjustments for the impact of UK GAAP exceptional items and goodwill amortisation. Such additional measures of underlying performance are not permitted under US GAAP.

(xvi) Other

Other differences between UK and US GAAP are not individually material and relate to post-retirement benefits other than pensions, capitalisation of finance costs, available-for-sale securities, energy exchange contracts and stock based compensation expense.
UK GAAP permits the use of long-term discount rates in determining the provision for post-retirement benefits other than pensions. US GAAP requires the use of current market rates.
Under UK GAAP, only interest on debt funding may be capitalised during the period of construction. Under US GAAP, as applied by regulated electricity utilities, both the cost of debt and the cost of equity applicable to domestic utility properties are capitalised during the period of construction.
Under UK GAAP, obligations under energy exchange contracts are valued based on the forecast cost at the balance sheet date of delivering energy under the contract. Under US GAAP, for regulated utilities, obligations under energy exchange contracts are valued based on the cost avoided in receiving delivery of energy under the contract.

Available-for-sale securities

UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. US GAAP requires that such investments, insofar as they are available-for-sale securities, are marked-to-market with movements in market value being included in other comprehensive income.
The book value and estimated fair value of available-for-sale securities were as follows:

                                                   At 31 March 2002
                                                  Gross        Gross
                                             unrealised   unrealised   Estimated
                                 Book value       gains       losses  fair value
                                  (Pounds)m   (Pounds)m    (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------
Money market account                    1.9           -            -         1.9
Debt securities                        14.4         0.3         (1.8)       12.9
Equity securities                      27.7         2.7         (5.3)       25.1
--------------------------------  ---------   ---------   ----------   ---------
Total                                  44.0         3.0         (7.1)       39.9
================================  =========   =========   ==========   =========

                                                   At 31 March 2001
                                                   Gross       Gross
                                              unrealised  unrealised   Estimated
                                 Book value        gains      losses  fair value
                                  (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------
Money market account                    1.9            -           -         1.9
Debt securities                        13.6          0.3        (1.7)       12.2
Equity securities                      29.7          3.8        (6.7)       26.8
--------------------------------  ---------   ----------  ----------   ---------
Total                                  45.2          4.1        (8.4)       40.9
================================  =========   ==========  ==========   =========

The quoted market price of securities at 31 March is used to estimate the securities' fair value.

The book value and estimated fair value of debt securities by contractual maturities at 31 March 2002 and 2001 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

                                                   At 31 March 2002            At 31 March 2001
                                                               Estimated                 Estimated
                                              Book value      fair value    Book value  fair value
                                               (Pounds)m       (Pounds)m     (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------------------------
Debt securities
   Due within one year                                 -               -           0.4         0.4
   Due between one and five years                    3.2             2.9           3.5         3.2
   Due between five and ten years                    4.6             4.4           3.8         3.4
   Due after ten years                               6.6             5.6           5.9         5.2

Money market account                                 1.9             1.9           1.9         1.9
Equity securities                                   27.7            25.1          29.7        26.8
----------------------------------------------  --------       ---------    ----------   ---------
Total                                               44.0            39.9          45.2        40.9
==============================================  ========       =========    ==========   =========

Proceeds, gross gains and gross losses from realised sales of available-for-sale securities using the specific identification method were as follows:

                                                Year ended 31 March
                                         2002            2001        2000
                                    (Pounds)m       (Pounds)m   (Pounds)m
-------------------------------------------------------------------------
Proceeds                                 56.4            54.0        52.0
===================================  ========         =======     =======

Gross gains                               2.1             5.3         3.4
Gross losses                             (5.6)           (3.6)       (2.1)
-----------------------------------  --------         -------     -------
Net (losses)/gains                       (3.5)            1.7         1.3
===================================  ========         =======     =======

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |101



34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

-------------------------------------------------------------------------------------------------------
FAS 123 Stock-Based Compensation

Under US GAAP, the group applies Accounting Principles Board Opinion No. 25
("APB 25"), `Accounting for Stock Issued to Employees', and related interpretations in accounting for its plans and a compensation expense has been recognised accordingly for its Share Option Schemes. As the group applies APB 25 in accounting for its plans, under FAS 123, `Accounting for Stock-Based
Compensation', it has adopted the disclosure only option in relation to its Share Option Schemes. Had the group determined compensation cost based on the fair value at the grant date for its share options under FAS 123, the group's
(loss)/profit for financial year under US GAAP and (loss)/earnings per share under US GAAP would have been reduced to the pro forma amounts below:

                                                                               2002      2001      2000
-------------------------------------------------------------------------------------------------------
(Loss)/profit for financial year under US GAAP ((Pounds)million)             (887.0)    386.8     869.7
   Pro forma ((Pounds)million)                                               (890.0)    380.6     864.6
(Loss)/earnings per share under US GAAP                                      (48.26)p   21.13p    62.59p
   Pro forma                                                                 (48.43)p   20.79p    62.22p
-------------------------------------------------------------------------- --------    ------   -------

The weighted average fair value of options granted during the year was (Pounds)8.6 million (2001 (Pounds)1.6 million, 2000 (Pounds)8.7 million). The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

                                                        2002     2001     2000
------------------------------------------------------------------------------
Dividend yield                                           6.7%     6.4%     4.5%
Risk-free interest rate                                  4.8%     4.9%     6.0%
Volatility                                              30.0%    24.0%    30.0%
Expected life of the options (years)                       4        4        4
------------------------------------------------------ -----   ------  -------

The weighted average life of the share options outstanding as at 31 March 2002, March 2001 and March 2000 was as follows:

                                                        2002     2001     2000
                                                      (years)  (years)  (years)
------------------------------------------------------------------------------
ScottishPower Sharesave Schemes                            3        2        3
Southern Water Sharesave Scheme                            2        2        2
Executive Share Option Scheme                              2        2        2
Executive Share Option Plan 2001                           9        -        -
PacifiCorp Stock Incentive Plan                            6        6        8
------------------------------------------------------ -----   ------  -------

(xvi) Reclassifications

The reconciliations of (loss)/profit for the financial year and equity shareholders' funds at the year end from UK GAAP to US GAAP only include those items which have a net effect on (loss)/profit or equity shareholders' funds. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows:
   - under UK GAAP debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset
   - under UK GAAP customer contributions in respect of fixed assets are generally credited to a separate deferred income account. Under US GAAP such contributions are netted off against the cost of the related fixed assets
   - items included as exceptional items under UK GAAP are either classified as extraordinary items or operating items under US GAAP
   - under US GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses
   - under UK GAAP, the investor's interest in the turnover and results of a joint venture or associate are disclosed gross. The investor's share of the interest and taxation are disclosed separately as a component of the group interest and taxation lines. Under US GAAP, the investor's interest in the net results of joint ventures and associates is disclosed as a single line in the income statement, net of interest and taxation.

Consolidated statement of comprehensive income

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive
(loss)/income.

The consolidated statement of comprehensive (loss)/income is set out below:

                                                                                                       2002       2001       2000
                                                                                                  (Pounds)m  (Pounds)m  (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year under US GAAP after cumulative adjustment for FAS 133           (887.0)     386.8      869.7
Other comprehensive (loss)/income
   - Foreign currency translation adjustment                                                          (29.7)     671.2       25.1
   - Unrealised (loss)/gain on available-for-sale securities, net of tax credit/(charge)
       of (Pounds)0.1 million (2001 (Pounds)4.0 million), 2000 (Pounds)(2.1) million)                  (0.1)      (6.5)       3.4
   - Pensions, net of tax credit of (Pounds)23.6 million                                              (38.5)         -          -
   - Cumulative effect of accounting change - FAS 133, net of tax charge of (Pounds)261.4 million     421.3          -          -
   - FAS 133 - loss on derivative financial instruments recognised in net income, net of tax credit
       of (Pounds)47.6 million                                                                        (76.6)         -          -
   - FAS 133 - unrealised loss on derivative financial instruments, net of tax credit of(Pounds)
       219.9 million                                                                                 (354.7)         -          -
--------------------------------------------------------------------------------------------------- -------   --------    -------
Total comprehensive (loss)/income under US GAAP                                                      (965.3)   1,051.5      898.2
=================================================================================================== =======   ========    =======

The accumulated balances related to each component of other comprehensive
(loss)/income are as follows:

                                                                                                        2002       2001       2000
                                                                                                   (Pounds)m  (Pounds)m  (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                                                666.6      696.3       25.1
Unrealised (loss)/gain on available-for-sale securities, net of tax credit of (Pounds)2.0 million       (3.2)      (3.1)       3.4
Pensions, net of tax credit of (Pounds)23.6 million                                                    (38.5)         -          -
Unrealised loss on derivative financial instruments, net of tax credit of (Pounds)6.1 million          (10.0)         -          -
===================================================================================================  =======     ======     ======

Consolidated statement of cash flows

The consolidated statement of cash flows prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.
Under UK GAAP, cash flows are presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources, and financing.
Under US GAAP, only three categories of cash flow activity are reported; operating activities, investing activities and financing activities. Cash flows from dividends received from joint ventures, returns on investments and servicing of finance and taxation would be included as operating activities under US GAAP. Equity dividends paid would be included under financing activities under US GAAP.
Under US GAAP, cash and cash equivalents are not offset by bank overdrafts repayable within 24 hours from the date of the advance, as is the case under UK GAAP and instead such bank overdrafts are classified within financing activities.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |102


Notes to the Group Balance Sheet
as at 31 March 2002 - continued


34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

The consolidated cash flow statement prepared in conformity with UK GAAP is set out on page 71. In this statement an additional measure, free cash flow, is included which is not an accepted measure under US GAAP. This measure represents cash flow from operations after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation. UK investors regard free cash flow as the money available to management annually to be allocated among a number of options including capital expenditure, payments of dividends and the financing of acquisitions.

The consolidated statement of cash flows under US GAAP is set out below:
                                                                                               2002            2001          2000
                                                                                          (Pounds)m       (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                                       1,248.4         1,411.6       1,117.5
Dividends received from joint ventures                                                          0.3             2.1           0.5
Returns on investments and servicing of finance                                              (377.8)         (373.5)       (258.4)
Taxation                                                                                      (85.0)         (152.6)       (154.3)
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Net cash provided by operating activities                                                     785.9           887.6         705.3
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Capital expenditure and financial investment                                               (1,148.3)       (1,081.4)       (842.3)
Acquisitions and disposals                                                                     98.7           482.9         718.8
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Net cash used in investing activities                                                      (1,049.6)         (598.5)       (123.5)
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Financing                                                                                     929.1           196.1        (121.2)
Movement in bank overdrafts                                                                   (17.8)           11.1          23.8
Equity dividends paid                                                                        (496.8)         (471.3)       (406.0)
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Net cash provided/(required) by financing activities                                          414.5          (264.1)       (503.4)
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Net increase in cash and cash equivalents                                                     150.8            25.0          78.4
Exchange movement on cash and cash equivalents                                                 (0.2)           19.9             -
Cash and cash equivalents at beginning of financial year                                      230.2           185.3         106.9
--------------------------------------------------------------------------------------    ---------       ---------    ----------
Cash and cash equivalents at end of financial year                                            380.8           230.2         185.3
======================================================================================    =========       =========    ==========

All liquid investments with maturities of three months or less at the time of acquisition are considered to be cash equivalents.

                                                                                               2002            2001          2000
Significant non-cash investing or financing activities                                    (Pounds)m       (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
On acquisition of subsidiary: shares allotted as part of purchase consideration                   -               -       4,065.5
Share of debt in joint arrangement                                                            100.5               -             -
======================================================================================    =========       =========    ==========

Additional information required under US GAAP

(a) Infrastructure accounting

The group's accounting policy in respect of Southern Water's infrastructure assets and related maintenance and renewals expenditure, as set out and explained in the accounting policies, is not generally accepted under US GAAP which requires historical cost depreciation accounting for these assets. The difference between the infrastructure renewals depreciation charge and depreciation accounting under US GAAP is not material to profit and equity shareholders' funds.

(b) Doubtful debts

The group provided (Pounds)57.5 million, (Pounds)29.7 million and (Pounds)45.2 million for doubtful debts in 2002, 2001 and 2000 respectively. Write-offs against the provision for doubtful debts for uncollectable amounts were (Pounds)36.6 million, (Pounds)26.1 million and (Pounds)31.3 million in 2002, 2001 and 2000 respectively.

(c) Deferred tax

The additional components of the estimated net deferred tax liability that would be recognised under US GAAP are as follows:

                                                                                                               2002          2001
                                                                                                          (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
Excess of book value over taxation value of fixed assets                                                      142.6         186.0
Other temporary differences                                                                                   200.7         208.0
---------------------------------------------------------------------------------------------------       ---------    ----------
                                                                                                              343.3         394.0
Deferred tax assets:
Other temporary differences                                                                                    (5.1)         (6.0)
---------------------------------------------------------------------------------------------------       ---------    ----------
Net deferred tax liability                                                                                    338.2         388.0
===================================================================================================       =========    ==========
Analysed as follows:
Current                                                                                                        (5.1)         (6.0)
Non-current                                                                                                   343.3         394.0
---------------------------------------------------------------------------------------------------       ---------    ----------
                                                                                                              338.2         388.0
===================================================================================================       =========    ==========

The deferred tax balance in respect of leveraged leases at the year end is (Pounds)145.1 million (2001 (Pounds)162.7 million).

Investment tax credits for PacifiCorp are deferred and amortised to income over periods prescribed by the group's various regulatory jurisdictions under US GAAP.

(d) Pensions

At 31 March 2002, ScottishPower had eight statutorily approved defined benefit pension schemes and one statutorily approved defined contribution scheme. The PacifiCorp arrangements are included following the acquisition of PacifiCorp on 29 November 1999.
Benefits under the UK defined benefit plans reflect each employee's basic earnings, years of service and age at retirement. Funding of the defined benefit plans is based upon actuarially determined contributions, with members paying contributions at fixed rates and the employers meeting the balance of cost as determined by the scheme actuaries.
Under the defined contribution plan, contributions are paid by the member and employer at a fixed rate. Benefits under the defined contribution plan reflect each employee's fund at retirement and the cost of purchasing benefits at that time.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |103

34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the funded status of these plans for the years ending 31 March 2002, 31 March 2001 and 31 March 2000 are as follows:

                                                                                  2002            2001             2000
Change in benefit obligation                                                 (Pounds)m       (Pounds)m        (Pounds)m
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                                        3,051.0         2,827.6          2,074.2
Additional obligation from acquisition                                               -               -            673.6
Service cost (excluding plan participants' contributions)                         62.2            66.6             57.6
Interest cost                                                                    182.5           179.8            137.7
Plan amendments                                                                   12.6*          (15.7)               -
Special termination benefits                                                       0.6**          54.8                -
Plan participants' contributions                                                  11.9            12.9             12.9
Actuarial loss/(gain)                                                             29.0            27.4             (8.3)
Benefits paid                                                                   (209.5)         (187.0)          (124.9)
Transfers                                                                        (29.0)***           -                -
Exchange                                                                           0.9            84.6              4.8
--------------------------------------------------------------------------  ----------   -------------  ---------------
Benefit obligation at end of year                                              3,112.2         3,051.0          2,827.6
==========================================================================  ==========   =============  ===============

* Ad hoc cost of living benefit increase for certain retired employees that was approved 13 March 2002.
** The acquisition of PacifiCorp by ScottishPower triggered special termination benefits from the SERP during 2002.
*** Assets and liabilities were transferred to the PacifiCorp/International Brotherhood of Electrical Workers Local Union 57 Retirement Trust Fund.

                                                                                            2002           2001           2000
Change in plans' assets                                                                (Pounds)m      (Pounds)m      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------
Fair value of plans' assets at beginning of year                                         3,586.6        3,886.8        2,781.4
Additional fair value of assets from acquisition                                               -              -          636.1
Actual return on plans' assets                                                            (163.0)        (248.2)         558.3
Employer contributions                                                                      18.5           32.7           17.7
Plan participants' contributions                                                            11.9           12.9           12.9
Benefits paid                                                                             (209.5)        (187.0)        (124.9)
Transfers                                                                                  (39.4)             -              -
Exchange                                                                                    (0.5)          89.4            5.3
-------------------------------------------------------------------------------------  ---------    -----------  -------------
Fair value of plans' assets at end of year                                               3,204.6        3,586.6        3,886.8
=====================================================================================  =========    ===========  =============

                                                                                            2002           2001           2000
Reconciliation of funded status to prepaid benefit cost                                (Pounds)m      (Pounds)m      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                               92.4          535.6        1,059.2
Unrecognised net actuarial loss/(gain)                                                     121.9         (348.9)        (933.5)
Unrecognised prior service cost                                                             (1.5)         (15.2)             -
Unrecognised Transition Obligation Asset                                                    (1.6)          (2.5)          (3.3)
-------------------------------------------------------------------------------------  ---------    -----------  -------------
Prepaid benefit cost                                                                       211.2          169.0          122.4
=====================================================================================  =========    ===========  =============
Amounts recognised in balance sheet                                                         2002           2001           2000
(UK arrangements)                                                                      (Pounds)m      (Pounds)m      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                                                       270.4          237.4          151.5
-------------------------------------------------------------------------------------  ---------    -----------  -------------
Total recognised                                                                           270.4          237.4          151.5
=====================================================================================  =========    ===========  =============
Amounts recognised in balance sheet                                                         2002           2001           2000
(US arrangements)                                                                      (Pounds)m      (Pounds)m      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------
Accrued benefit liability                                                                 (121.3)         (68.4)         (29.1)
Accumulated other comprehensive income                                                      62.1              -              -
-------------------------------------------------------------------------------------  ---------    -----------  -------------
Total recognised                                                                           (59.2)         (68.4)         (29.1)
=====================================================================================  =========    ===========  =============

The value of plan assets exceed the accumulated benefit obligation at the end of the year except in the following cases:

                                                                                              Value of            Accumulated
                                                                                        plan assets at     benefit obligation
                                                                                         31 March 2002       at 31 March 2002
Plan                                                                                         (Pounds)m              (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------
Southern Water                                                                                   278.3                  284.3
PacifiCorp                                                                                       581.8                  700.8
===========================================================================================  =========   ====================

For all plans in 2000/01, the value of plan assets exceeded the accumulated benefit obligation at the end of the year.

The value of plan assets exceed the projected benefit obligation at the end of the year except in the following cases:

                                                                                              Value of              Projected
                                                                                        plan assets at     benefit obligation
                                                                                         31 March 2002       at 31 March 2002
Plan                                                                                         (Pounds)m              (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------
Final Salary LifePlan                                                                             10.2                   11.6
Southern Water                                                                                   278.3                  317.7
PacifiCorp                                                                                       581.8                  760.1
======================================================================================================    ===================

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |104

Notes to the Group Balance Sheet
as at 31 March 2002 - continued


34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

The components of pension benefit costs for the years ended 31 March 2002, 2001 and 2000 were as follows (figures for 2000 include post-acquisition period only for PacifiCorp):

                                                                                                    31 March    31 March   31 March
                                                                                                        2002        2001      2000*
                                                                                                   (Pounds)m   (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                                            62.2        66.6       57.6
Interest cost                                                                                          182.5       179.8      137.7
Expected return on plans' assets                                                                      (261.2)     (287.2)    (211.1)
Amortisation of experience gains                                                                        (5.8)      (36.0)     (22.8)
Amortisation of prior service cost                                                                      (1.1)       (1.1)         -
Amortisation of Transition Obligation Asset                                                             (0.9)       (0.8)      (0.8)
-------------------------------------------------------------------------------------------------- ---------   ---------  ---------
Net periodic benefit credit                                                                            (24.3)      (78.7)     (39.4)
================================================================================================== =========   =========  =========

* For the post-acquisition period (29 November 1999 to 31 March 2000)

The actuarial assumptions adopted in arriving at the above figures are as follows:

                                                                                                    31 March    31 March   31 March
UK arrangements - assumptions at:                                                                       2002        2001       2000
------------------------------------------------------------------------------------------------------------------------------------
Expected return on plans' assets                                                                   7.5% p.a.   7.0% p.a.  7.0% p.a.
Discount rate                                                                                      6.0% p.a.  5.75% p.a.  6.0% p.a.
Rate of earnings increase                                                                          4.3% p.a.   4.5% p.a.  5.0% p.a.
Pension increases                                                                                  2.8% p.a.   2.5% p.a.  3.0% p.a.
================================================================================================== =========   =========  ==========

                                                                                                    31 March    31 March   31 March
US arrangements - assumptions at:                                                                       2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
Expected return on plans' assets                                                                  9.25% p.a.  9.25% p.a. 9.25% p.a.
Discount rate                                                                                      7.5% p.a.  7.75% p.a.  7.5% p.a.
Rate of earnings increase                                                                          4.0% p.a.   4.0% p.a.  4.0% p.a.
Inflation rates                                                                                    4.0% p.a.   4.0% p.a.  4.0% p.a.
================================================================================================== =========  ==========  =========

(e) Other post-retirement benefits

PacifiCorp provides healthcare and life insurance benefits through various plans for eligible retirees on a basis substantially similar to those who are active employees. The cost of post-retirement benefits is accrued over the active service period of employees. For those employees retired at 1 January 1994, PacifiCorp funds post-retirement benefit expense on a pay-as-you-go basis and has an unfunded accrued liability of (pound)127.9 million at 31 March 2002. For those employees retiring on or after 1 January 1994, PacifiCorp funds post-retirement benefit expense through a combination of funding vehicles:
PacifiCorp did not fund over the period 1 April 2001 to 31 March 2002. These funds are invested in common stocks, bonds and US government obligations. The figures below relate to the combined position for the unfunded and funded arrangements.

The net periodic post-retirement benefit cost and significant assumptions are summarised as follows:

                                                                                                        2002        2001      2000*
                                                                                                   (Pounds)m   (Pounds)m  (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                                             3.6         3.5        1.2
Interest cost                                                                                           20.0        18.8        5.1
Expected return on plan assets                                                                         (20.4)      (19.1)      (4.6)
-------------------------------------------------------------------------------------------------- ---------   ---------  ---------
Net periodic post-retirement benefit cost                                                                3.2         3.2        1.7
================================================================================================== =========   =========  =========

* For the post-acquisition period (29 November 1999 to 31 March 2000)

The change in the accumulated post-retirement benefit obligation, change in plan assets and funded status are as follows:

                                                                                                        2002        2001      2000*
Change in accumulated post-retirement benefit obligation                                           (Pounds)m   (Pounds)m  (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation at beginning of year                                    268.0       220.3     215.9**
Service cost                                                                                             3.6         3.5       1.2
Interest cost                                                                                           20.0        18.8       5.1
Plan participants' contributions                                                                         3.8         3.2       0.6
Special termination benefit loss                                                                           -        11.4         -
Actuarial loss/(gain)                                                                                   53.8        (3.1)     (0.3)
Benefits paid                                                                                          (18.8)      (13.6)     (3.7)
Exchange                                                                                                 0.9        27.5       1.5
-------------------------------------------------------------------------------------------------- ---------   ---------  ---------
Accumulated post-retirement benefit obligation at end of year                                          331.3       268.0     220.3
-------------------------------------------------------------------------------------------------- ---------   ---------  ---------

                                                                                                        2002        2001      2000*
Change in plan assets                                                                              (Pounds)m   (Pounds)m  (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value at beginning of year                                                         201.9       200.2     163.9**
Actual return on plan assets                                                                           (12.6)      (18.2)     31.0
Company contributions                                                                                   10.4         6.8       7.0
Plan participants' contributions                                                                         3.8         3.2       0.6
Benefits paid                                                                                          (18.8)      (13.6)     (3.7)
Exchange                                                                                                 0.2        23.5       1.4
-------------------------------------------------------------------------------------------------- ---------  ----------  ---------
Plan assets at fair value at end of year                                                               184.9       201.9     200.2
-------------------------------------------------------------------------------------------------- ---------  ----------  ---------

* For the post-acquisition period (29 November 1999 to 31 March 2000) ** As at acquisition - 29 November 1999

                                                                                                        2002        2001       2000
Reconciliation of accrued post-retirement costs and total amount recognised                        (Pounds)m   (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Funded status of plan                                                                                 (146.4)      (66.1)     (20.1)
PacifiCorp unrecognised net loss/(gain)                                                                 93.5         6.0      (26.4)
-------------------------------------------------------------------------------------------------- ---------  ---------- ----------
Accrued post-retirement benefit cost                                                                   (52.9)      (60.1)     (46.5)
================================================================================================== =========  ========== ==========

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |105

34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

The actuarial assumptions adopted in arriving at the above figures are as follows:

                                                                                                    31 March    31 March   31 March
US arrangements - assumptions at:                                                                       2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
Expected return on plans' assets                                                                  9.25% p.a.  9.25% p.a. 9.25% p.a.
Discount rate                                                                                     7.50% p.a.  7.75% p.a. 7.50% p.a.
Initial healthcare cost trend - under 65                                                         10.50% p.a.  6.00% p.a. 6.60% p.a.
Initial healthcare cost trend - over 65                                                          12.50% p.a.  6.50% p.a. 6.80% p.a.
Initial healthcare cost trend rate                                                                5.00% p.a.  4.50% p.a. 4.50% p.a.
=============================================================================================== ============ =========== ==========

The assumed healthcare cost trend rate gradually decreases over five to eight years. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the accumulated post-retirement benefit obligation (the "APBO") as of 31 March 2002 by (Pounds)18.5 million (2001 (Pounds)13.1 million, 2000 (Pounds)15.7 million) and the annual net periodic post-retirement benefit costs by (Pounds)1.3 million (2001 (Pounds)1.1 million, 2000 (Pounds)1.4 million). Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the APBO as of 31 March 2002 by (Pounds)17.1 million (2001 (Pounds)16.0 million, 2000 (Pounds)14.9 million), and the annual net periodic post-retirement benefit costs by (Pounds)1.2 million (2001 (Pounds)1.4 million, 2000 (Pounds)1.3 million).

Post-employment benefits

PacifiCorp provides certain post-employment benefits to former employees and their dependants during the period following employment but before retirement. The costs of these benefits are accrued as they are incurred. Benefits include salary continuation, severance benefits, disability benefits and continuation of healthcare benefits for terminated and disabled employees and workers compensation benefits. The provision for post-employment benefits was (Pounds)13.5 million at 31 March 2002 (2001 (Pounds)12.0 million).

Employee savings and stock ownership plan

PacifiCorp has an employee savings and stock ownership plan that qualifies as a tax-deferred arrangement under Section 401(a), 401(k), 409, 501 and 4975(e)(7) of the Internal Revenue Code. Participating US employees may defer up to 20% of their compensation, subject to certain regulatory limitations. PacifiCorp matches a portion of employee contributions with ScottishPower ADSs, vesting that portion over five years. PacifiCorp makes an additional contribution of ScottishPower ADSs to qualifying employees equal to a percentage of the employee's eligible earnings. These contributions are immediately vested. Employer contributions to the savings plan were (Pounds)14.7 million for the year ended 31 March 2002 (2001 (Pounds)12.2 million).

(f) Southern Water disposal

In April 2002, the group completed the sale of Aspen 4 Limited (the holding company of Southern Water plc) to First Aqua Limited. A summary of the net assets to be disposed of as at 31 March 2002, calculated under US GAAP, are detailed in the table below:

                                                                                                                          (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                                                                                       2,482.2
Current assets                                                                                                                 97.4
Creditors: amounts falling due within one year                                                                               (937.1)
Creditors: amounts falling due after more than one year
   Loans and other borrowings                                                                                                 (99.8)
Provisions for liabilities and charges                                                                                       (342.4)
Deferred income                                                                                                               (37.4)
------------------------------------------------------------------------------------------------------------------------- ----------
Net assets                                                                                                                  1,162.9
========================================================================================================================= ==========

(g) Environmental, decommissioning and mine reclamation costs

The group's mining operations in the US are subject to reclamation and closure requirements. Reclamation and closure costs are estimated based on engineering studies. The group monitors these requirements and periodically revises its cost estimates to meet existing legal and regulatory requirements of the various jurisdictions in which it operates.

The group believes that it has adequately provided for its reclamation obligations, assuming ongoing operations of its mines. Total estimated final reclamation costs, including joint owners' portions, for all mines with which the group is involved was (pound)129.8 million at 31 March 2002. These amounts are expected to be paid over the next 40 years.

The liabilities for environmental, decommissioning and mine reclamation costs are generally recorded on an undiscounted basis. These liabilities are recorded in the UK GAAP balance sheet within `Provisions for liabilities and charges', and balances under US GAAP are detailed below:

                                                                                                Balance sheet liability
                                                                                               31 March        31 March
                                                                                                   2002            2001
                                                                                     Notes    (Pounds)m       (Pounds)m
-----------------------------------------------------------------------------------------------------------------------
Environmental costs                                                                   (i)          39.5            43.1
Decommissioning costs                                                                (ii)          13.2            13.2
Mine reclamation costs                                                              (iii)         102.4           114.8
--------------------------------------------------------------------------------------------  ---------    ------------
Total costs                                                                                       155.1           171.1
============================================================================================  =========    ============

(i) Expected to be paid over 19 years
(ii) Expected to be paid over 22 years
(iii) Amounts include the group's and joint owners' portion of mine reclamation costs
The group had trust fund assets of (Pounds)57.0 million and (Pounds)58.5 million at 31 March 2002 and 2001, respectively, relating to mine reclamation, including joint owners' portions.

(h) Leveraged leases

The pre-tax income from leveraged leases during the year was (pound)4.2 million (2001 (Pounds)4.3 million), the tax effect of the pre-tax income was (Pounds)1.4 million (2001 (Pounds)1.1 million) and the investment tax credit recognised in the income statement was (pound)1.0 million (2001 (Pounds)0.9 million).

(i) Commitments and contingencies

(i) Environmental issues
UK businesses
The group's UK businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe. The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the group's costs and results of operation are less favourable than anticipated.

US Division - PacifiCorp
PacifiCorp is subject to numerous environmental laws including: the Federal Clean Air Act, as enforced by the Environmental Protection Agency and various state agencies; the 1990 Clean Air Act Amendments; the Endangered Species Act, particularly as it relates to certain potentially endangered species of salmon; the Comprehensive Environmental Response, Compensation and Liability Act, relating to environmental cleanups; along with the Federal Resource Conservation and Recovery Act

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |106

Notes to the Group Balance Sheet
as at 31 March 2002 - continued

34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

and the Clean Water Act relating to water quality. These laws could potentially impact future operations. For those contingencies identified at 31 March 2002 principally the Superfund sites where PacifiCorp has been or may be designated as a potentially responsible party and Clean Air Act matters, future costs associated with the disposition of these matters are expected to be addressed in future regulatory requests and, therefore, are not expected to have a material impact on the group's results and financial position.

(ii) Mine reclamation
US Division - PacifiCorp
All of PacifiCorp's mining operations are subject to reclamation and closure requirements. Compliance with these requirements could result in higher expenditures for both capital improvements and operating costs.

(iii) Deferred net power costs
US Division - PacifiCorp
At 31 March 2002, PacifiCorp had deferred net power costs for the states of Utah, Oregon, Wyoming and Idaho. While PacifiCorp is pursuing full recovery of these costs, there can be no assurance that this will be achieved. Denial of recovery would result in the write-off of deferred net power costs, under US GAAP, reported under US regulatory assets in the UK/US GAAP reconciliation of equity shareholders' funds.

(iv) Regulation
US Division - PacifiCorp
The Emerging Issues Task Force ("EITF") of the FASB concluded in 1997 that FAS 71 should be discontinued when detailed legislation or regulatory orders regarding competition are issued. Additionally, the EITF concluded that regulatory assets and liabilities applicable to businesses being deregulated should be written-off unless their recovery is provided through future regulated cash flows. PacifiCorp continuously evaluates the appropriateness of applying FAS 71 to each of its jurisdictions. At 31 March 2002, the group concluded that FAS 71 was appropriate. However, if efforts to deregulate progress, the group may in the future be required to discontinue its application of FAS 71 to all or a portion of its business.

(j) Derivative Instruments and Hedging Activities
The group uses derivative instruments in the normal course of business, to offset fluctuations in earnings, cash flows and equity associated with movements in exchange rates, interest rates and commodity prices.

FAS 133, `Accounting for Derivative Instruments and Hedging Activities', as amended by FAS 137 and FAS 138 was adopted by the group with effect from 1 April 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognise all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. On at least a quarterly basis, the group assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods. The group applies the short cut method of assessing effectiveness when possible. The group considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value arising on the hedged risk of the hedged item or transaction.

The effect of changes in fair value of certain derivative instruments entered into to hedge PacifiCorp's future retail resource requirements are subject to regulation in the US and therefore are deferred pursuant to FAS 71. PacifiCorp requested and received deferred accounting orders for the effects of FAS 133 as it relates to the change in value of long-term wholesale electricity contracts not meeting the definition of normal purchases and normal sales contracts.

Categories of derivatives
Derivatives are classified into four categories: fair value hedges, cash flow hedges, overseas net investment hedges and trading.

If a derivative instrument qualifies as a fair value hedge the change in the fair value of the derivative and the change in the fair value of the hedged risk arising on the hedged item is recorded in earnings. The corresponding change is recorded against the book values of the derivative and hedged item on the balance sheet.

If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument's gain or loss is reported in shareholders' funds under US GAAP (as a component of accumulated other comprehensive income) and is recognised in earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of the derivative's fair value change is recorded in earnings.

For derivative instruments designated as a hedge of the foreign currency risk in an overseas net investment, gains or losses due to fluctuations in foreign exchange rates are recorded in the cumulative translation adjustment within shareholders' funds under US GAAP (as a component of accumulated other comprehensive income).

If a derivative instrument does not qualify as either a net investment hedge or a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognised in earnings or as an adjustment to the FAS 71 regulatory asset as appropriate.

Derivative instruments are not generally held by the company for speculative trading purposes. To the extent such instruments are held they are measured at fair value with gains or losses recorded in earnings. The fair value of trading derivatives at 31 March 2002 was (Pounds)1.0 million.

Certain contracts that meet the definition of a derivative under FAS 133 may qualify as a normal purchase or a normal sale and be excluded from the scope of FAS 133. Specific criteria must be met in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or a normal sale. The group has evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or a normal sale.

The group also evaluates contracts for "embedded" derivatives, and considers whether any embedded derivatives have to be separated from the underlying host contract and accounted for separately in accordance with FAS 133 requirements. Where embedded derivatives have terms that are not clearly and closely related to the terms of the host contract in which they are included, they are accounted for separately from the host contract as derivatives, with changes in the fair value recorded in earnings, to the extent that the hybrid instrument is not already accounted for at fair value.

Discontinued hedge accounting
When hedge accounting is discontinued due to the group's determination that the derivative no longer qualifies as an effective fair value hedge, the group will continue to carry the derivative on the balance sheet at its fair value. The related hedged asset or liability will cease to be adjusted for changes in fair value relating to the previously hedged risk.

When the group discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognised in earnings.

Where a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognised in earnings.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |107

34 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP') continued

Impact of FAS 133
The cumulative effect of adopting FAS 133 at 1 April 2001, representing the initial valuation of derivatives and other items as described above, was an after-tax charge of (Pounds)61.6 million included in earnings; an after-tax gain of (Pounds)421.3 million included in other comprehensive income, a component of shareholders' funds under US GAAP; and recognition of a regulatory asset relating to the fair value of long-term wholesale contracts subject to regulation in the US of (Pounds)508.0 million.

Fair value hedges
The group seeks to maintain a desired level of floating rate debt, and uses interest rate and cross currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term debt obligations denominated in sterling and foreign currencies. The group does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. The ineffective portion of fair value hedges as at 31 March 2002 resulted in a loss of (Pounds)0.8 million.

Cash flow hedges
On adoption of FAS 133 short-term wholesale electricity purchase contracts not meeting the definition of normal purchases and normal sales contracts were designated as cash flow hedges to hedge the risk of changes in the cost of providing electricity to serve PacifiCorp's retail load. In June 2001, the Derivatives Implementation Group issued guidance which provided that certain forward power purchase agreements, including capacity contracts, could be excluded from the requirements of FAS 133 by expanding the definition of normal purchases and normal sales exclusion. The group implemented this new guidance, on a prospective basis, with effect from 1 July 2001. As a result, substantially all of PacifiCorp's short-term wholesale electricity contracts were determined to meet the normal purchases and normal sales exclusion. No further market value changes were recognised for those excluded contracts with unrealised gains or losses in other comprehensive income relating to the existing cash flow hedges as of 1 July 2001 reversed prospectively when the related contract is settled. As of 31 March 2002 the company anticipates that (Pounds)27.1 million of the unrealised net losses on these derivative instruments in other comprehensive income will reverse during 2002/03 as the underlying contracts are settled.

A desired level of fixed rate debt is maintained through the use of interest rate and cross currency interest rate swaps. Foreign currency forward contracts are used to fix the exchange rate on future contracted purchases of assets. These transactions are accounted for as cash flow hedges. The group does not exclude any component of derivative gains and losses from the assessment of ineffectiveness. The amount of ineffectiveness for cash flow hedges recorded for the year ended 31 March 2002 was a loss of (Pounds)0.1 million. Net realised losses on cash flow hedges totalling (Pounds)6.3 million were transferred from accumulated other comprehensive income into income during the year to match the underlying hedged items recognised in the income statement. The group estimates that losses of (Pounds)6.9 million on cash flow hedges in place at the year end will be transferred from accumulated other comprehensive income into income during 2002/03.

Net investment hedges
The group uses foreign currency forwards and cross currency swaps to protect the value of its investments in operations denominated in foreign currencies. The group excludes the spot-forward difference from the assessment of hedge effectiveness. In the year ended 31 March 2002 the group recorded a (Pounds)2.4 million translation adjustment gain related to net investment hedges.

Recent US accounting pronouncements
In June 2001, the FASB issued FAS 141, `Business Combinations'. FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001, provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and requires that unamortised negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortised. This statement supersedes APB No. 16 `Business Combinations'. There have been no material acquisitions in the current year and hence the adoption of this standard has had no material effect in the current year.

In June 2001, the FASB issued FAS 142, `Goodwill and Other Intangible Assets' which became effective for the group on 1 April 2002. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No.17, `Intangible Assets'. FAS 142 specifically states that it does not change the accounting prescribed by FAS 71, `Accounting for the Effects of Certain Types of Regulation'. FAS 142 prohibits the amortisation of goodwill and requires that goodwill be tested annually for impairment (and in interim periods if certain events occur which indicate that the carrying value of goodwill may be impaired). Goodwill amortisation charged to the profit and loss account under US GAAP for the year ended 31 March 2002 was (Pounds)172.5 million. The group is currently evaluating the overall impact of adopting this statement on its results and financial position under US GAAP.

In June 2001, the FASB issued FAS 143, `Accounting for Asset Retirement Obligations' which will be effective for the group beginning 1 April 2003. The statement requires the fair value of an asset retirement obligation to be recorded as a liability in the period in which the obligation was incurred. At the same time the liability is recorded, the costs of the asset retirement obligation will be recorded as an addition to the carrying amount of the related asset. Over time, the liability is accreted to its present value and the addition to the carrying amount of the asset is depreciated over the asset's useful life. Upon retirement of the asset, the group will settle the retirement obligation against the recorded balance of the liability. Any difference in the final retirement obligation cost and the liability will result in either a gain or loss. The group is currently evaluating the impact of adopting this statement on its results and financial position under US GAAP.

In August 2001, the FASB issued FAS 144, `Accounting for the Impairment or Disposal of Long-Lived Assets' which supercedes FAS 121 `Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of'. The group adopted FAS 144 in February 2002 effective from 1 April 2001. FAS 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill. The adoption of FAS 144 did not have a material effect on the group's results and financial position under US GAAP.

In April 2002, the FASB issued FAS 145, `Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections'. FAS 145 will be effective for the group beginning 1 April 2003. This statement is not expected to have a material impact on the group's results and financial position under US GAAP.

In 2001 the Derivatives Implementation Group issued guidance under Issue C16 `Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and a Purchased Option Contract'. The guidance disallows normal purchases and normal sales treatment for commodity contracts (other than power contracts) that contain volumetric variability or optionality. As a result, these contracts will be required to be marked-to-market through earnings. Issue C16 became effective for the group on 1 April 2002. The group is currently reviewing its contracts to determine which contracts, if any, will no longer qualify as normal purchase and normal sales contracts.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |108

Company Balance Sheet
as at 31 March 2002

                                                                                              2002        2001
                                                                                Notes    (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------------------------------------
Fixed assets
Investments                                                                        35      4,769.4     4,746.4
-------------------------------------------------------------------------------------     --------    --------
Current assets
Debtors                                                                            36        141.0       718.8
-------------------------------------------------------------------------------------     --------    --------
Creditors: amounts falling due within one year
Loans and other borrowings                                                         37       (266.3)          -
Other creditors                                                                    38       (137.3)     (166.6)
-------------------------------------------------------------------------------------     --------    --------
                                                                                            (403.6)     (166.6)
-------------------------------------------------------------------------------------     --------    --------
Net current (liabilities)/assets                                                            (262.6)      552.2
-------------------------------------------------------------------------------------     --------    --------
Net assets                                                                                 4,506.8     5,298.6
=====================================================================================     ========    ========
Called up share capital                                                            39        926.3       924.5
Share premium                                                                      39      2,254.1     3,739.7
Capital redemption reserve                                                         39         18.3        18.3
Profit and loss account                                                            39      1,308.1       616.1
-------------------------------------------------------------------------------------     --------    --------
Equity shareholders' funds                                                         39      4,506.8     5,298.6
=====================================================================================     ========    ========

Approved by the Board on 1 May 2002 and signed on its behalf by


/s/ Charles Miller Smith           /s/ David Nish

Charles Miller Smith               David Nish
Chairman                           Finance Director

The Accounting Policies and Definitions on pages 56 to 60, together with the Notes on pages 65 to 70, 72 to 74, 76 to 107 and 109 to 110 form part of these Accounts.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |109

Notes to the Company Balance Sheet
as at 31 March 2002

35   Fixed asset investments

------------------------------------------------------------------------------------------------------------------
                                                                      Subsidiary          Own shares
                                                                     undertakings         held under
                                                                  Shares       Loans           trust         Total
                                                               (Pounds)m   (Pounds)m       (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 April 2001                                                 1,667.1      3,049.9            29.4       4,746.4
Additions                                                         962.8            -            19.4         982.2
Demerger of Thus                                                 (396.3)           -               -        (396.3)
Disposals and other                                                   -       (558.6)           (4.3)       (562.9)
-----------------------------------------------------------    --------      -------            ----       -------
At 31 March 2002                                                2,233.6      2,491.3            44.5       4,769.4
===========================================================    ========      =======            ====       =======

36   Debtors

------------------------------------------------------------------------------------------------------------------
                                                                                                2002          2001
                                                                                           (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------
Amounts falling due within one year:
Loans to subsidiary undertakings                                                               140.2         633.8
Interest due from subsidiary undertakings                                                        0.8          85.0
-----------------------------------------------------------------------------------            -----         -----
                                                                                               141.0         718.8
===================================================================================            =====         =====

37   Loans and other borrowings due within one year

------------------------------------------------------------------------------------------------------------------
                                                                                                2002          2001
                                                                                           (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------
Loans from subsidiary undertakings                                                             166.3             -
Committed bank loans                                                                           100.0             -
-----------------------------------------------------------------------------------            -----         -----
                                                                                               266.3             -
===================================================================================            =====         =====

38   Other creditors

------------------------------------------------------------------------------------------------------------------
                                                                                                2002          2001
                                                                                           (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------
Amounts falling due within one year:
Corporation tax                                                                                    -          31.7
Accrued expenses                                                                                11.2          15.5
Proposed dividend                                                                              126.1         119.4
-----------------------------------------------------------------------------------            -----         -----
                                                                                               137.3         166.6
===================================================================================            =====         =====

39   Analysis of movements in shareholders' funds

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Capital     Profit
                                                              Number       Share      Share   redemption   and loss
                                                           of shares     capital    premium      reserve    account       Total
                                                   Note         000s   (Pounds)m  (Pounds)m    (Pounds)m  (Pounds)m   (Pounds)m
-------------------------------------------------------------------------------------------------------------------------------
At 1 April 2001                                            1,849,026       924.5    3,739.7         18.3      616.1     5,298.6
Retained loss for the year                                         -           -          -            -     (808.0)     (808.0)
Share capital issued
- Employee sharesave scheme                                       99         0.1        0.5            -          -         0.6
- Executive share option scheme                                   78           -        0.2            -          -         0.2
- ESOP                                                         3,444         1.7       13.7            -          -        15.4
Reduction of share premium                          (a)            -           -   (1,500.0)           -    1,500.0           -
-------------------------------------------------------    ---------       -----   --------         ----    -------     -------
At 31 March 2002                                           1,852,647       926.3    2,254.1         18.3    1,308.1     4,506.8
=======================================================    =========       =====   ========         ====    =======     =======

(a) The company applied to the Court of Session (`the Court') to approve a reduction in the share premium account which had previously been approved by the company's shareholders at an Extraordinary General Meeting on 21 January 2002. On 5 March 2002, the Court approved the reduction of the company's share premium account by (Pounds)1,500 million. This amount has been transferred to the company's profit and loss account reserve. The reduction in the share premium account created sufficient distributable reserves to facilitate payment of a dividend in specie to demerge Thus.

40   Profit and loss account

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account. The company's profit and loss account was approved by the Board on 1 May 2002. The profit for the financial year per the Accounts of the company was (Pounds)91.8 million (2001 (Pounds)512.3 million). The retained loss for the year of (Pounds)808.0 million is stated after cash dividends of (Pounds)503.5 million and a dividend in specie on the demerger of Thus of (Pounds)396.3 million.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |110

Principal Subsidiary Undertakings and Other Investments

                                                                                   Proportion
                                                                 Class of share     of shares
Subsidiary undertakings                                                 capital          held
---------------------------------------------------------------------------------------------
Core Utility Solutions Limited                     `A' Ordinary shares (Pounds)1*        100%
CRE Energy Limited                                     Ordinary shares (Pounds)1         100%
NA General Partnership**                                                     n/a         100%
PacifiCorp (USA)                                                    Common stock         100%
PacifiCorp Financial Services, Inc. (USA)                           Common stock         100%
PacifiCorp Group Holdings Company (USA)                             Common stock         100%
PacifiCorp Holdings, Inc. (USA)                                     Common stock         100%
PacifiCorp Power Marketing, Inc. (USA)                              Common stock         100%


ScottishPower Energy Retail Limited                    Ordinary shares (Pounds)1         100%

ScottishPower Energy Trading Limited                   Ordinary shares (Pounds)1         100%

ScottishPower Energy Trading (Agency) Limited          Ordinary shares (Pounds)1         100%

ScottishPower Insurance Limited (Isle of Man)          Ordinary shares (Pounds)1         100%
Scottish Power Generation Limited                      Ordinary shares (Pounds)1         100%
Scottish Power UK plc***                                     Ordinary shares 50p         100%
SP Dataserve Limited                                   Ordinary shares (Pounds)1         100%

SP Distribution Limited                                Ordinary shares (Pounds)1         100%

SP Manweb plc                                                Ordinary shares 50p         100%

SP Power Systems Limited                               Ordinary shares (Pounds)1         100%
SP Transmission Limited                                Ordinary shares (Pounds)1         100%

Southern Water Services Finance plc****                Ordinary shares (Pounds)1         100%
Southern Water Services Limited****                    Ordinary shares (Pounds)1         100%
---------------------------------------------------------------------------------------------
Fixed asset investments

Joint ventures
CeltPower Limited                                      Ordinary shares (Pounds)1          50%
N.E.S.T. Makers Limited                                Ordinary shares (Pounds)1          50%

ScotAsh Limited                                        Ordinary shares (Pounds)1          50%
Scottish Electricity Settlements Limited               Ordinary shares (Pounds)1          50%
Shoreham Operations Company Limited                    Ordinary shares (Pounds)1          50%
South Coast Power Limited                              Ordinary shares (Pounds)1          50%

Associated undertaking
Wind Resources Limited                                 Ordinary shares (Pounds)1          45%

Other investments
Folkestone & Dover Water Services Limited****          Ordinary shares (Pounds)1          25%
                                                     Preference shares (Pounds)1          22%
                                                       Deferred shares (Pounds)1          12%
---------------------------------------------------------------------------------------------

Subsidiary undertakings                                                                            Activity
-----------------------------------------------------------------------------------------------------------
Core Utility Solutions Limited                                Multi-utility design and construction service
CRE Energy Limited                                                      Wind-powered electricity generation
NA General Partnership**                                                                 Investment holding
PacifiCorp (USA)                                                               Regional electricity company
PacifiCorp Financial Services, Inc. (USA)                                                   Finance company
PacifiCorp Group Holdings Company (USA)                                                  Investment holding
PacifiCorp Holdings, Inc. (USA)                                                          US holding company
PacifiCorp Power Marketing, Inc. (USA)                               Wholesale power marketer, developer of
                                                                wind-power projects and provider of natural
                                                                                           gas/hub services
ScottishPower Energy Retail Limited                               Supply of electricity and gas to domestic
                                                                                     and business customers
ScottishPower Energy Trading Limited                                   Wholesale trading company engaged in
                                                             purchase and sale of electricity, gas and coal
ScottishPower Energy Trading (Agency) Limited                   Agent for trading activity of ScottishPower
                                                           Energy Trading Limited and Scottish Power UK plc
ScottishPower Insurance Limited (Isle of Man)                                                     Insurance
Scottish Power Generation Limited                                                    Electricity generation
Scottish Power UK plc***                                                                    Holding company
SP Dataserve Limited                                               Data collection, data aggregation, meter
                                                                           operation and revenue protection
SP Distribution Limited                                             Ownership and operation of distribution
                                                                      network within the ScottishPower area
SP Manweb plc                                                       Ownership and operation of distribution
                                                             network within the Mersey and North Wales area
SP Power Systems Limited                                             Provision of asset management services
SP Transmission Limited                                             Ownership and operation of transmission
                                                                      network within the ScottishPower area
Southern Water Services Finance plc****                                                     Finance company
Southern Water Services Limited****                                    Water supply and wastewater services
-----------------------------------------------------------------------------------------------------------
Fixed asset investments

Joint ventures
CeltPower Limited                                                       Wind-powered electricity generation
N.E.S.T. Makers Limited                                                     Energy efficiency agent for the
                                                                                 `fuel poor'/benefit market
ScotAsh Limited                                          Sales of ash and ash-related cementitious products
Scottish Electricity Settlements Limited                                   Scottish electricity settlements
Shoreham Operations Company Limited                                                     Management services
South Coast Power Limited                                                            Electricity generation

Associated undertaking
Wind Resources Limited                                                  Wind-powered electricity generation

Other investments
Folkestone & Dover Water Services Limited****                                                  Water supply


-----------------------------------------------------------------------------------------------------------

Notes
*    Represents 50% of the total issued share capital.
** NA General Partnership is a partnership and therefore has no defined class of share capital.
*** The investment in this company is a direct holding of Scottish Power plc. **** These investments were disposed of as a result of the sale of Southern
     Water on 23 April 2002.

The directors consider that to give full particulars of all undertakings would lead to a statement of excessive length. The information above includes the undertakings whose results or financial position, in the opinion of the directors, principally affect the results or financial position of the group.

All companies are incorporated in Great Britain, unless otherwise stated.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |111

Independent Auditors' Report
to the members of Scottish Power plc

We have audited the Accounts which comprise the Accounting Policies and Definitions, the Group Profit and Loss Accounts, the Statement of Total Recognised Gains and Losses, the Note of Historical Cost Profits and Losses, the Reconciliation of Movements in Shareholders' Funds, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet, the statement of Principal Subsidiary Undertakings and Other Investments, the Company Balance Sheet and the related notes.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and Accounts/Form 20-F in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review, the Corporate Governance statement, the Remuneration Report of the Directors and the other information contained in the Annual Report and Accounts/Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

We review whether the Corporate Governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

United Kingdom opinion
In our opinion the Accounts give a true and fair view of the state of affairs of the company and the group at 31 March 2002 and of the loss and cash flows of the group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.

United States opinion
In our opinion the Accounts referred to above present fairly, in all material respects, the consolidated financial position of the group at 31 March 2002 and 31 March 2001, and the results of its operations and its cash flows for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net loss/income, shareholders' equity and cash flows is shown in Note 34 to the Accounts.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors
Glasgow
1 May 2002

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |112


Five Year Summary


                                                                               Years ended 31 March
-----------------------------------------------------------------------------------------------------------------------------
                                                                    2002             2002             2001               2000
                                                     Notes            $m        (Pounds)m        (Pounds)m          (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------
UK GAAP Information
Profit and Loss Account Information:
Turnover
   - continuing operations                               (a)       7,843            5,523            5,410              3,110
   - discontinued operations                                       1,123              791              939              1,005
------------------------------------------------------------   ---------    -------------     ------------       ------------
Total turnover                                                     8,966            6,314            6,349              4,115
============================================================   =========    =============     ============       ============
Operating profit
   - continuing operations                               (a)         903              636              569                395
   - discontinued operations                                         200              141              153                267
------------------------------------------------------------   ---------    -------------     ------------       ------------
Total operating profit                                             1,103              777              722                662
============================================================   =========    =============     ============       ============
Operating profit (as adjusted)                           (b)
   - continuing operations                               (a)       1,137              801              815                676
   - discontinued operations                                         203              143              155                285
------------------------------------------------------------   ---------    -------------     ------------       ------------
Total operating profit (as adjusted)                               1,340              944              970                961
============================================================   =========    =============     ============       ============
(Loss)/profit before taxation                                     (1,333)            (939)             380              1,149
Profit before taxation (as adjusted)                     (b)         805              567              628                736
(Loss)/profit after taxation                                      (1,451)          (1,022)             285                886
(Loss)/profit for financial year                         (c)      (1,401)            (987)             308                885
Cash dividends                                                      (714)            (503)            (477)              (341)
Dividend in specie on demerger of Thus                              (621)            (437)               -                  -

Balance Sheet Information:
Total assets                                                      23,167           16,315           16,976             15,516
Capital expenditure (net)                                (d)       1,745            1,229            1,095                887
Long-term liabilities                                             11,811            8,318            7,793              6,895
Net debt                                                           8,815            6,208            5,285              4,842
Equity shareholders' funds                                         6,718            4,731            5,893              5,563
Net assets                                                         6,842            4,818            6,179              5,863
Basic weighted average share capital
(number of shares, million)                                        1,838            1,838            1,830              1,390
Diluted weighted average share capital
(number of shares, million)                                        1,840            1,840            1,837              1,399

Ratios and statistics:
(Loss)/earnings per ordinary share                              $(0.7627)          (53.71)p          16.80p             63.69p
Earnings per ordinary share (as adjusted)                (f)    $ 0.3709            26.12p           27.86p             37.97p
Diluted (loss)/earnings per ordinary share                      $(0.7617)          (53.64)p          16.74p             63.25p
(Loss)/earnings per ScottishPower ADS                    (e)    $  (3.05)   (Pounds)(2.15)    (Pounds)0.67       (Pounds)2.55
Earnings per ScottishPower ADS (as adjusted)         (e),(f)    $   1.48    (Pounds) 1.04     (Pounds)1.11       (Pounds)1.52
Diluted (loss)/earnings per ScottishPower ADS            (e)    $  (3.05)   (Pounds)(2.15)    (Pounds)0.67       (Pounds)2.53
Cash dividends per ScottishPower ordinary share                 $ 0.3882            27.34p           26.04p             24.80p
Cash dividends per ScottishPower ADS                     (e)    $   1.57    (Pounds) 1.09     (Pounds)1.04       (Pounds)0.99
Dividend cover (as adjusted)                             (f)         1.0x             1.0x             1.1x               1.5x
Interest cover (as adjusted)                             (f)         2.5x             2.5x             3.0x               4.2x
Gearing                                                  (g)         131%             131%              90%                87%

US GAAP Information
Turnover
   - continuing operations                               (a)       7,843            5,523            5,410              3,110
   - discontinued operations                                       1,123              791              939              1,005
------------------------------------------------------------   ---------    -------------     ------------       ------------
Total turnover                                                     8,966            6,314            6,349              4,115
============================================================   =========    =============     ============       ============

(Loss)/profit for the financial year                     (c)      (1,260)            (887)             387                870
(Loss)/earnings per ordinary share                       (h)    $(0.6853)          (48.26)p          21.13p             62.59p
Diluted (loss)/earnings per ordinary share                      $(0.6853)          (48.26)p          21.05p             62.16p
(Loss)/earnings per ScottishPower ADS                (e),(h)    $  (2.74)   (Pounds)(1.93)    (Pounds)0.85       (Pounds)2.50
Diluted (loss)/earnings per ScottishPower ADS            (e)    $  (2.74)   (Pounds)(1.93)    (Pounds)0.84       (Pounds)2.49
Total assets                                                      25,302           17,818           18,646             16,971
Equity shareholders' funds under US GAAP                           8,307            5,850            7,463              7,001
============================================================   =========    =============     ============       ============

------------------------------------------------------------------------------------
                                                            1999                1998
                                                       (Pounds)m           (Pounds)m
------------------------------------------------------------------------------------
UK GAAP Information
Profit and Loss Account Information:
Turnover
   - continuing operations                                 2,334               2,319
   - discontinued operations                                 908                 809
-------------------------------------------------   ------------        ------------
Total turnover                                             3,242               3,128
=================================================   ============        ============
Operating profit
   - continuing operations                                   527                 532
   - discontinued operations                                 276                 253
-------------------------------------------------   ------------        ------------
Total operating profit                                       803                 785
=================================================   ============        ============
Operating profit (as adjusted)
   - continuing operations                                   527                 532
   - discontinued operations                                 277                 253
-------------------------------------------------   ------------        ------------
Total operating profit (as adjusted)                         804                 785
=================================================   ============        ============
(Loss)/profit before taxation                                644                 640
Profit before taxation (as adjusted)                         645                 640
(Loss)/profit after taxation                                 469                 460
(Loss)/profit for financial year                             469                 142
Cash dividends                                              (268)               (243)
Dividend in specie on demerger of Thus                         -                   -

Balance Sheet Information:
Total assets                                               6,232               5,577
Capital expenditure (net)                                    754                 657
Long-term liabilities                                      2,852               2,145
Net debt                                                   2,421               1,953
Equity shareholders' funds                                 1,203                 998
Net assets                                                 1,204               1,000
Basic weighted average share capital
(number of shares, million)                                1,185               1,180
Diluted weighted average share capital
(number of shares, million)                                1,197               1,192

Ratios and statistics:
(Loss)/earnings per ordinary share                         39.60p              12.03p
Earnings per ordinary share (as adjusted)                  39.70p              38.90p
Diluted (loss)/earnings per ordinary share                 39.20p              11.91p
(Loss)/earnings per ScottishPower ADS               (Pounds)1.58        (Pounds)0.48
Earnings per ScottishPower ADS (as adjusted)        (Pounds)1.59        (Pounds)1.56
Diluted (loss)/earnings per ScottishPower ADS       (Pounds)1.57        (Pounds)0.48
Cash dividends per ScottishPower ordinary share            22.50p              20.40p
Cash dividends per ScottishPower ADS                (Pounds)0.90        (Pounds)0.82
Dividend cover (as adjusted)                                 1.8x                1.9x
Interest cover (as adjusted)                                 5.0x                5.3x
Gearing                                                      201%                196%

US GAAP Information
Turnover
   - continuing operations                                 2,334               2,319
   - discontinued operations                                 908                 809
-------------------------------------------------   ------------        ------------
Total turnover                                             3,242               3,128
=================================================   ============        ============

(Loss)/profit for the financial year                         451                 126
(Loss)/earnings per ordinary share                         38.08p              10.70p
Diluted (loss)/earnings per ordinary share                 37.70p              10.59p
(Loss)/earnings per ScottishPower ADS               (Pounds)1.52        (Pounds)0.43
Diluted (loss)/earnings per ScottishPower ADS       (Pounds)1.51        (Pounds)0.42
Total assets                                               7,344               6,695
Equity shareholders' funds under US GAAP                   2,457               2,249
=================================================   ============        ============

(a) The results for the financial year ended 31 March 2000 included turnover of (Pounds)711.7 million, operating profit of (Pounds)114.9 million and operating profit, before goodwill amortisation, of (Pounds)151.7 million in respect of PacifiCorp for the period of the year following its acquisition on 29 November 1999.
(b) Operating profit (as adjusted) and profit before taxation (as adjusted) exclude the effect of exceptional items and goodwill amortisation.
(c) Profit for the financial year ended 31 March 1998 is stated after charging windfall tax of (Pounds)317 million.
(d) Capital expenditure is stated net of capital grants and customer contributions.
(e) (Loss)/earnings and cash dividends per ScottishPower ADS have been calculated based on a ratio of four ScottishPower ordinary shares to one ScottishPower ADS. Cash dividends per ScottishPower ADS are shown based on the actual amounts in US dollars.
(f) The adjusted figures for Earnings per ordinary share, Earnings per ScottishPower ADS, Dividend cover and Interest cover exclude the effects of exceptional items, goodwill amortisation and windfall tax as applicable.
(g)  Gearing is calculated by dividing net debt by equity shareholders' funds.
(h) As permitted under UK GAAP, (loss)/earnings per share have been presented including and excluding the impact of the exceptional items, goodwill amortisation and windfall tax to provide an additional measure of underlying performance. In accordance with US GAAP, (loss)/earnings per share have been presented based on US GAAP earnings, without adjustments for the impact of UK GAAP exceptional items, goodwill amortisation and windfall tax. Such additional measures of underlying performance are not permitted under US GAAP.
(i) Amounts for the financial year ended 31 March 2002 have been translated, solely for the convenience of the reader, at $1.42 to (Pounds)1.00, the closing exchange rate on 31 March 2002.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |113

Glossary of Financial Terms and US Equivalents



UK Financial Terms used in the Annual Report & Accounts              US equivalent or definition
------------------------------------------------------------------------------------------------------------------------------------
Accounts                                                             Financial statements

Associates                                                           Equity investees

Capital allowances                                                   Tax depreciation

Capital redemption reserve                                           Other additional capital

Creditors                                                            Accounts payable and accrued liabilities

Creditors: amounts falling due within one year                       Current liabilities

Creditors: amounts falling due after more than one year              Long-term liabilities

Employee share schemes                                               Employee stock benefit plans

Employee costs                                                       Payroll costs

Finance lease                                                        Capital lease

Financial year                                                       Fiscal year

Fixed asset investments                                              Non-current investments

Freehold                                                             Ownership with absolute rights in perpetuity

Gearing                                                              Leverage

Investment in associates and joint ventures                          Securities of equity investees

Loans to associates and joint ventures                               Indebtedness of equity investees not current

Net asset value                                                      Book value

Operating profit                                                     Net operating income

Other debtors                                                        Other current assets

Own work capitalised                                                 Costs of group's employees engaged in the construction
                                                                     of plant and equipment for internal use

Profit                                                               Income

Profit and loss account (statement)                                  Income statement

Profit and loss account (in the balance sheet)                       Retained earnings

(Loss)/profit for financial year                                     Net (loss)/income

Profit on sale of fixed assets                                       Gain on disposal of non-current assets

Provision for doubtful debts                                         Allowance for bad and doubtful accounts receivable

Provisions                                                           Long-term liabilities other than debt and specific
                                                                     accounts payable

Recognised gains and losses (statement)                              Comprehensive income

Reserves                                                             Shareholders' equity other than paid-up capital

Severance costs                                                      Early release scheme expenses

Share premium account                                                Additional paid-in capital or paid-in surplus (not
                                                                     distributable)

Shareholders' funds                                                  Shareholders' equity

Stocks                                                               Inventories

Tangible fixed assets                                                Property, plant and equipment

Trade debtors                                                        Accounts receivable (net)

Turnover                                                             Revenues

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |114

Investor Information


Nature of trading market

The principal trading market for the ordinary shares of ScottishPower is the London Stock Exchange. In addition, American Depositary Shares ("ADSs") (each of which represents four ordinary shares) have been issued by JPMorgan Chase Bank, as depositary (the "Depositary"), for the company's ADSs and are traded on the New York Stock Exchange following listing on 8 September 1997.

Table 30 sets out, for the periods indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the range of high and low closing sale prices for ADSs, as reported on the New York Exchange Composite Tape.

On 31 March 2002, there were 516 registered holders of 306,800 ordinary shares with addresses in the US and 66,234 registered holders of 71,774,628 ADSs (equivalent to 287,098,512 ordinary shares). The combined holdings of these shareholders represented 15.51% of the total number of ordinary shares outstanding as at 31 March 2002. UK registered shareholders held 84.10% of the total number of ordinary shares, and all shareholders other than those registered in the UK or the US held 0.39% of the total number of ordinary shares outstanding as at 31 March 2002. As certain of the ordinary shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the US or elsewhere or the number of ordinary shares or ADSs beneficially held by US persons.

Table 31 - Analysis of Ordinary Shareholdings
at 31 March 2002
-------------------------------------------------
Range of                   No. of
holdings            shareholdings  No. of shares
-------------------------------------------------
1-100                      17,902        719,649
101-200                   180,363     29,853,325
201-600                   183,885     56,171,701
601-1,000                  40,836     31,890,040
1,001-5,000                49,640     92,046,923
5,001-100,000               4,229     61,954,351
100,001 and above             773  1,580,010,995
-------------------------------------------------
Total                     477,628  1,852,646,984
-------------------------------------------------


Share capital and options

As a result of the exercise of options under the Executive Share Option Scheme and the PacifiCorp Stock Incentive Plan and the issue of shares to the Trustee of the Employee Share Ownership Plan, a total of 3,621,192 ordinary shares of 50p each were issued during the year. Accordingly, the number of ordinary shares in issue was 1,852,646,984 as at 31 March 2002. During the year, 4,378,366 options over ordinary shares were granted to 3,902 employees under the ScottishPower Sharesave Scheme. A total of 2,353,775 options were granted under the Executive Share Option Plan 2001, which was introduced during the year. No options were granted under the Executive Share Option Scheme, which was replaced in 1996 by the introduction of the Long Term Incentive Plan. Awards in respect of 1,291,333 shares were made under the Plan during the year and these awards are subject to the achievement of specified performance criteria. Details are contained in the Remuneration Report. During the year ended 31 March 2002, options were granted to 121 employees under the PacifiCorp Stock Incentive Plan over a total of 3,547,600 ordinary shares.

Between 31 March 2002 and 1 May 2002, a further 340,044 ordinary shares have been issued as a result of the allotments in respect of the Employee Share Ownership Plan and of the exercise of options under the aforementioned share option schemes. At the Annual General Meeting of the company last year, shareholders granted authority to the directors to purchase up to 184,930,589 ordinary shares. The directors have not exercised this authority.


Table 30 - Historical share prices
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Ordinary shares/1/              American Depositary Shares/2/
Period                                                      High (p)                     Low (p)       High ($)             Low ($)
------------------------------------------------------------------------------------------------------------------------------------
1997/98                                                       582.00                      352.00          38.74               23.18
------------------------------------------------------------------------------------------------------------------------------------
1998/99                                                       675.00                      521.00          44.63               34.13
------------------------------------------------------------------------------------------------------------------------------------
1999/00                                                       601.50                      359.50          39.11               22.97
------------------------------------------------------------------------------------------------------------------------------------
2000/01
First quarter                                                 576.00                      498.00          33.88               33.44
Second quarter                                                576.00                      495.00          30.69               29.88
Third quarter                                                 567.00                      483.50          30.75               30.06
Fourth quarter                                                529.00                      422.00          26.65               26.15
------------------------------------------------------------------------------------------------------------------------------------
2001/02
First quarter                                                 521.84                      430.64          30.24               24.90
Second quarter                                                513.06                      351.14          29.66               20.90
Third quarter                                                 412.59                      355.78          24.51               21.05
Fourth quarter                                                426.49                      350.00          24.75               20.10
------------------------------------------------------------------------------------------------------------------------------------
October 2001                                                  398.94                      377.48          23.65               22.35
November 2001                                                 412.59                      372.60          24.51               22.14
December 2001                                                 381.38                      355.78          22.38               21.05
January 2002                                                  418.45                      370.65          24.29               21.99
February 2002                                                 426.49                      409.67          24.75               23.75
March 2002                                                    406.74                      350.00          23.80               20.10
------------------------------------------------------------------------------------------------------------------------------------

Notes:
1 The past performance of the ordinary shares is not necessarily indicative of future performance.

2 Calculated using a ratio of four ordinary shares to one ADS, the ratio which took effect on the listing of the ADSs on the New York Stock Exchange on 8 September 1997. Until that time, each ADS represented 10 ordinary shares.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |115

Substantial shareholdings

As at 1 May 2002, the company had been notified that the following companies were substantial shareholders:

Capital Research and Management Company              5.83%

Putnam Investment Management                         3.30%

Control of company

As far as is known to the company, it is not directly or indirectly owned or controlled by another corporation or by any foreign government.

As at 1 May 2002, no person known to the company, other than as shown above, owned more than 5% of any class of the group's voting securities.

As at 1 May 2002, the total amount of voting securities owned by directors and executive officers of ScottishPower as a group is shown in Table 32 below.

Table 32 - Voting securities

Title of Class                 Amount      Percentage
Identity of Group              Owned         of Class
------------------------------------------------------
Ordinary shares
Directors and officers
(19 persons)                   378,395         0.02%
===========================  =========  ==============

Full details of the directors' interests in ScottishPower shares are shown in Tables 28 and 29 in the Remuneration Report.

None of the officers had a beneficial interest in 1% or more of the issued share capital.

In addition, as at 1 May 2002, the directors and officers of the company, as a group, held options to purchase 2,685,192 ordinary shares, all of which were issued pursuant to the Long Term Incentive Plan, Executive Share Option Scheme,Executive Share Option Plan 2001, ScottishPower's Sharesave Schemes, Deferred Plan Share or the PacifiCorp Stock Incentive Plan.

The company does not know of any arrangements the operation of which might result in a change in control of the group.

Exchange rates

The group publishes its consolidated Accounts in pounds sterling. In this document, references to "pounds sterling", "pounds", "pence" or "p" are to UK currency and references to "US dollars", " "US$" or "$ are to US currency. Solely for the convenience of the reader, this report contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, at the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rate") on 31 March 2002 of (Pound)1.00 = $1.42.1 on May 2002, the Noon Buying On Rate $1.46 to (Pound)1.00. No was $ representation is made that the Pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.


Table 33 sets out, for the periods indicated, certain information concerning the Noon Buying Rate for US dollars per (Pound)1.00.

Table 33 - Historical exchange rates
---------------------------------------------------------------
Period                       High    Low   Average/1/  Year end
---------------------------------------------------------------
1997/98                     $1.69  $1.61     $1.65        $1.68
1998/99                     $1.72  $1.60     $1.65        $1.61
1999/00                     $1.68  $1.55     $1.61        $1.59
2000/01                     $1.61  $1.40     $1.52        $1.42
2001/02                     $1.48  $1.37     $1.43        $1.42

October 2001                $1.48  $1.42     $1.45
November 2001               $1.46  $1.41     $1.43
December 2001               $1.46  $1.42     $1.45
January 2002                $1.45  $1.41     $1.41
February 2002               $1.43  $1.41     $1.41
March 2002                  $1.43  $1.41     $1.42
------------------------- ------- ------  --------  -----------

Note:
/1/ The average of the Noon Buying Rates on the last day of each month during the relevant period.

Dividends

Although dividends were historically declared and paid and financial reports published semi-annually, following completion of the merger with PacifiCorp, the company moved to quarterly reporting and the quarterly payment of dividends.

A dividend of 6.835 pence per share on the ordinary shares will be paid on 14 June 2002 to shareholders on the register on 10 May 2002. This makes total dividends for the year of 27.34 pence per share. A dividend of $ 0.3972 per ADS will also be paid on 14 June 2002 to ADS holders of record on 10 May 2002.This makes total dividends for the year of $1.5721 per ADS.

On 19 March 2002, the company completed the demerger of its interest in Thus Group plc ("Thus"). As a result of the demerger, and the subsequent conversion of Thus participating preference shares into Thus ordinary shares, ScottishPower shareholders received a special dividend on Thus ordinary shares of approximately 53.76 for every 100 ScottishPower ordinary shares held at 5.00pm on 15 March 2002, subject to the deduction of fractional entitlements arising from the demerger and subsequent conversion. The total value of this dividend as disclosed in the Group Profit and Loss Account was some (Pounds)437 million.

The company remains committed to its stated aim of growing dividends by 5% per annum nominal for the period to March 2003.

Thereafter the Board intends to adopt a dividend policy which reflects both the reduced proportion of the ScottishPower group's profits derived from UK regulated infrastructure businesses and the need to balance future investment with an appropriate dividend return for shareholders.

Accordingly, with effect from the year ending March 2004 the company intends to target dividend cover, based on earnings before goodwill amortisation and exceptional items, in the range 1.5 - 2.0 times, and ideally towards the middle of that range. ScottishPower will aim to grow dividends broadly in line with earnings thereafter.

Future dividends will be dependent upon the group's earnings, financial condition and other factors. Dividends paid in the past are not necessarily indicative of future dividends.

Table 34 sets out the dividends paid on ordinary shares and ADSs in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends. A person resident in the UK for tax purposes who receives a dividend from the company is generally entitled to a tax credit, currently at a rate of 1/9th of the dividend ("associated UK tax credit"). For further information, see "Taxation of Dividends".

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |116

Investor Information continued

Table 34 - Historical Dividend Payments

----------------------------------------------------------------------------------------------------------------------------------
                                                             Notes     2001/02        2000/01      1999/00    1998/99    1997/98
Pence per ordinary share                                         1
----------------------------------------------------------------------------------------------------------------------------------
Interim                                                                      -              -         8.27p      7.50p      6.80p
Pre-completion                                                               -              -         8.10p         -          -
Quarter (29 Nov 1999 - 31 Dec 1999)                                          -              -         2.23p         -          -
Quarter (1 Jan 2000 - 31 Mar 2000)                                           -              -         6.20p         -          -
Quarter (1 April - 30 June)                                              6.835p          6.51p           -          -          -
Quarter (1 July - 30 Sept)                                               6.835p          6.51p           -          -          -
Quarter (1 Oct - 31 Dec)                                                 6.835p          6.51p           -          -          -
Quarter (1 Jan - 31 Mar)                                                 6.835p          6.51p           -          -          -
Final                                                                        -              -            -      15.00p     13.60p
------------------------------------------------------------------    --------       --------    ---------    -------    -------
Total                                                                    27.34p         26.04p       24.80p     22.50p     20.40p
==================================================================    ========       ========    =========    =======    =======
US dollars per ADS                                             1,2
Interim                                                                      -              -    $  0.5324    $  0.48    $  0.46
Pre-completion                                                               -              -    $  0.5215          -          -
Quarter (29 Nov 1999 - 31 Dec 1999)                                          -              -    $  0.1413          -          -
Quarter (1 Jan 2000 - 31 Mar 2000)                                           -              -    $  0.3856          -          -
Quarter (1 April - 30 June)                                           $ 0.3907       $ 0.3928            -          -          -
Quarter (1 July - 30 Sept)                                            $ 0.3979       $ 0.3702            -          -          -
Quarter (1 Oct - 31 Dec)                                              $ 0.3863       $ 0.3805            -          -          -
Quarter (1 Jan - 31 Mar)                                              $ 0.3972       $ 0.3721            -          -          -
Final                                                                        -              -            -    $  0.97    $  0.91
------------------------------------------------------------------    --------       --------    ---------    -------    -------
Total                                                                 $ 1.5721       $ 1.5156    $  1.5808    $  1.45    $  1.37
==================================================================    ========       ========    =========    =======    =======

Notes:
1 Dividends per share and per ADS are shown net of any associated UK tax credit available to certain holders of ordinary shares and ADSs. See "Taxation of Dividends". Dividends paid by the Depositary in respect of ADSs are paid in US dollars based on a market rate of exchange that differs from the Noon Buying Rate.

2 Calculated based on a ratio of four ordinary shares for one ADS.

Memorandum and Articles of Association
A summary of certain provisions of the company's Memorandum and Articles of Association will be filed with the company's report to the US Securities and Exchange Commission on Form 20-F.

Exchange controls and other limitations affecting security holders
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of the company's securities except as otherwise set forth in "Taxation".

There are no limitations imposed by UK law or by the company's Memorandum and Articles of Association that restrict the right of non-UK resident or non-UK citizen owners to hold or to vote the ordinary shares.

Taxation
The following discussion of UK tax and US federal income tax consequences is set forth with respect to US tax considerations in reliance upon the advice of Milbank, Tweed, Hadley & McCloy LLP, special US counsel to the company, and with respect to UK tax considerations in reliance upon the advice of Freshfields Bruckhaus Deringer, the company's UK lawyers. The discussion is intended only as a summary of the principal US federal income tax and UK tax consequences to investors who hold the ADSs or ordinary shares as capital assets and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares. The summary does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark to market, investors with a functional currency other than the US dollar, persons who hold ADSs as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the company. The statements of UK and US tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this report. The statements are subject to any changes occurring after that date in UK or US law or practice, in the interpretation thereof by the relevant taxation authorities, or in any double taxation convention between the US and the UK. On July 24, 2001, the US and the UK signed a new convention between the two countries for the avoidance of double taxation with respect to taxes on income and capital gains. This new convention is not yet in force since it has not yet been ratified by the US and UK. The following discussion is based on the relevant provisions of the existing convention ("Income Tax Convention"). The company believes, and the discussion therefore assumes, that it is

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |117

not a passive foreign investment company for US federal income tax purposes.

Each investor is urged to consult their own tax adviser regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs under the laws of the US, the UK and their constituent jurisdictions and any other jurisdiction where the investor may be subject to tax.

If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, a beneficial owner of ADSs will be treated as the owner of the underlying ordinary shares for the purposes of the Income Tax Convention and the US Internal Revenue Code of 1986, as amended ("Code").

For the purposes of this summary, the term "US Holder" means a beneficial owner of the ADSs that is a US citizen or resident, a domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source.

For the purposes of this summary, the term "Eligible US Holder" means a US holder that is a resident of the US for the purposes of the Income Tax Convention and that satisfies the following conditions:

.. is not also resident in the UK for UK tax purposes;
.. is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the company;
.. whose holding of the ADSs is not attributable to a permanent establishment in the UK through which such holder carries on a business or with a fixed base in the UK from which such holder performs independent personal services; and .. under certain circumstances, is not a company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents of, nor nationals of the US.

Taxation of dividends

The company is not required to withhold any UK taxes from its dividend payments to US Holders. Therefore the amount of a dividend paid to a US Holder will not be reduced by any UK withholding tax. Under UK tax law and the Income Tax Convention, an Eligible US Holder is in theory entitled to an additional payment from the UK ("UK tax credit") equal to 1/9th of the amount of any dividend paid by the company to the holder. While, as noted above, the dividend paid by the company is not subject to any UK withholding tax, under current UK law, the UK tax credit that otherwise would be payable by the UK is completely offset by a UK withholding tax equal to 100% of that UK tax credit. Accordingly, US Holders will receive the full amount of any dividend declared by the company (without deduction for UK tax) but will not be entitled to an additional cash payment from the UK in respect of the UK tax credit. An Eligible US Holder who elects to claim a credit (as described below) against the holder's US federal income tax liability with respect to the UK withholding tax imposed on the UK tax credit amount, is required to include, in addition to the gross amount of the dividend paid by the company, the amount of UK tax credit in taxable income for US federal income tax purposes, even though none of the amount of the UK tax credit is paid by the UK. An Eligible US Holder who so elects to include the amount of the UK tax credit in taxable income, generally will be entitled to credit against the holder's US tax liability, the amount of the UK tax credit that the holder is deemed to have received, which US tax credit may result in a reduction in the holder's effective US tax rate on the cash dividend received. Following is a simplified numerical example of the US tax treatment of dividends paid to an Eligible US Holder who is subject to tax at a rate of 35% and is eligible for and claims a US tax credit for the complete amount of the UK tax credit:

                                              $
-----------------------------------------------
Dividend received                         90.00
UK tax credit                             10.00
---------------------------------------- ------
US taxable income                        100.00
---------------------------------------- ------
US tax @ 35%                              35.00
US tax credit for UK withholding tax     (10.00)
---------------------------------------- ------
US tax liability                          25.00
---------------------------------------- ------
Cash dividend received                    90.00
US tax liability                         (25.00)
---------------------------------------- ------
After-tax cash amount                     65.00
======================================== ======
Approximate effective US tax rate
on cash received                           27.8%
======================================== ======
Note that the US federal income tax consequences of dividends paid to an Eligible US Holder will depend upon the holder's particular circumstances and, consequently, the US federal income tax consequences applicable to a particular holder may differ from those set out in the above example. Eligible US Holders are urged to consult their own tax advisers regarding the tax consequences to them of the payment of a dividend by the company.

The full procedures for determining and claiming a US tax credit, with respect to dividends received from a UK corporation, are outlined in US Internal Revenue Service Revenue Procedure 2000 - 13, 2000 - 6 I.R.B. 1.

A US Holder recognises income when the dividend is actually or constructively received by the holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the Eligible US Holder's basis in the ordinary shares or ADSs and thereafter as a capital gain. In determining the amount of the distribution, a US Holder will use the spot currency exchange rate on the date the dividend is included in income. Any difference between that amount and the dollars actually received may constitute a foreign currency gain or loss. However, individual Eligible US Holders are not required to recognise a gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in Section 988(e) of the Code.

Subject to certain limitations and requirements, an Eligible US Holder will be entitled under the Income Tax Convention to credit the UK withholding tax imposed on the amount of the UK tax credit against the Eligible US Holder's US federal income tax liability, provided the holder includes the gross amount of the UK tax credit in the holder's gross income as described above. Claiming a US foreign tax credit with respect to the UK withholding tax imposed under the Income Tax Convention upon the UK tax credit, may result in a lower effective US

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |118

Investor Information continued

federal income tax rate on dividends paid by the company for certain Eligible US Holders as demonstrated in the above numbered example. An Eligible US Holder is not required to affirmatively make a claim to the UK Inland Revenue to be entitled to the US foreign tax credit, although an Eligible US Holder electing to claim the credit must complete an Internal Revenue Service Form 8833 (Treaty Based Return Position Disclosure) and file such Form with the holder's US federal income tax return. Eligible US Holders that include the amount of the UK tax credit in gross income, but do not elect to claim foreign tax credits may instead claim a deduction for UK withholding tax. For foreign tax credit limitation purposes, the dividend will be income from sources outside the US. The rules relating to the computation of foreign tax credits are complex and Eligible US Holders should consult their own tax advisers to determine whether, and to what extent, a credit would be available and whether any filings or other actions may be required to substantiate an Eligible US Holder's foreign tax credit claim.

If the US Holder is a US partnership, trust or estate, the UK tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US federal income tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be. Whether holders of ADSs who reside in countries other than the US are entitled to a tax credit in respect of dividends on ADSs depends in general upon the provisions of conventions or agreements, if any, as may exist between such countries and the UK.

Taxation of capital gains

In general, for US tax purposes, US Holders of ADSs will be treated as the owners of the underlying ordinary shares that are represented by such ADSs and deposits and withdrawals of ordinary shares by US Holders in exchange for ADSs will not be treated as a sale or other disposition for US federal income tax purposes. Upon a sale or other disposition of ordinary shares or ADSs, US Holders will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be a long-term capital gain or loss if the US Holder's holding period for such ordinary shares or ADSs exceeds one year. Any such gain or loss generally will be income from sources within the US for foreign tax credit limitation purposes. Long-term capital gain for an individual US Holder is generally subject to a maximum tax rate of 20%.

A US Holder who is not resident or ordinarily resident for UK tax purposes in the UK will not generally be liable for UK tax on capital gains recognised on the sale or other disposition of ADSs or ordinary shares, unless the ADS holder carries on a trade, profession or vocation in the UK through a branch or agency and the ADSs are, or have been, used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.

US citizens resident or ordinarily resident in the UK, US corporations resident in the UK by reason of their business being managed or controlled in the UK and US citizens who or US corporations which, are trading or carrying on a trade, profession or vocation in the UK through a branch or agency and who or which have used, held or acquired ADSs or ordinary shares for the purposes of such trade, profession or vocation or such branch or agency may be liable for both UK and US tax in respect of a gain on the disposal of the ADSs. Such holders may not be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains, as the case may be, paid in respect of such gain unless the holder appropriately can apply the credit against tax due on income from foreign sources.

US information reporting and backup withholding

In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of ordinary shares or ADSs made within the US to a non-corporate US person. Accordingly, individual US Holders will receive an annual statement showing the amount of taxable dividends (or other reportable distributions) paid to them during the year. "Backup withholding" at the rate of 30% will apply to such payments (i) if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, (ii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

In general, payment of the proceeds from the sale of ordinary shares or ADSs to or through a US office of a broker is subject to both US backup withholding and information reporting requirements, unless the holder or beneficial owner establishes an exemption. Different rules apply to payments made outside the US through an office outside the US.

UK inheritance tax

An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes ("Estate Tax Convention") and who is not a national of the UK for the purposes of the Estate Tax Convention will not generally be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual's death or on a gift of the ADSs or ordinary shares during the individual's lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

UK stamp duty and stamp duty reserve tax

In practice, no UK stamp duty need be paid on the acquisition or transfer of ADSs provided that the instrument of transfer is executed outside the UK and subsequently remains at all times outside the UK. An agreement to transfer ADSs will not give rise to a liability to stamp duty reserve tax.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |119

Subject to certain exceptions, a transfer on sale of ordinary shares, as opposed to ADSs will generally be subject to UK stamp duty at a rate of 0.5% (rounded up, if necessary, to the nearest (Pounds)5) of the consideration given for the transfer. An agreement to transfer such shares will normally give rise to a charge to UK stamp duty reserve tax at a rate of 0.5% of the consideration payable for the transfer, provided that stamp duty reserve tax will not be payable if stamp duty has been paid. Where such ordinary shares are later transferred to the Depositary's nominee, further stamp duty or stamp duty reserve tax will normally be payable at the rate of 1.5% (rounded up, if necessary, to the nearest (Pounds)5) of the value of the ordinary shares at the time of the transfer.

A transfer of ordinary shares by the Depositary or its nominee to the relative ADS holder when the ADS holder is not transferring beneficial ownership gives rise to a UK stamp duty liability of (Pounds)5 per transfer.

Taxation of Thus demerger dividend in specie

Information pertaining to the tax position of shareholders following the demerger of Thus can be obtained from the Company Secretary at the company's registered office.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |120

Financial Calendar


14 June 2002        Dividend payment date - US and UK (final dividend for the
                    year ended 31 March 2002)

25 July 2002        Announcement of results for quarter ending 30 June 2002 - Q1

26 July 2002        Annual General Meeting

August 2002         Shares ex-dividend

September 2002      Q1 Dividend payable

November 2002       Announcement of results for quarter ending 30 September
                    2002 - Q2

November 2002       Shares ex-dividend

December 2002       Q2 Dividend payable

February 2003       Announcement of results for quarter ending 31 December
                    2002 - Q3

February 2003       Shares ex-dividend

March 2003          Q3 Dividend payable

May 2003            Announcement of Preliminary Results for the year ending 31
                    March 2003

May 2003            Shares ex-dividend

June 2003           Q4 Dividend payable (final dividend for the year ending 31
                    March 2003)

Annual General Meeting

The Annual General Meeting will be held at the Edinburgh Festival Theatre, 13/29 Nicolson Street, Edinburgh on Friday 26 July 2002 at 11.00 am. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Meeting.

Quarterly results

Copies of the quarterly results may be obtained, free of charge, on request from the Company Secretary at the company's registered office. Quarterly results will also be published on the company's website: www.scottishpower.com

Half-year results

The company, as permitted by the London Stock Exchange, publishes its half-year results in one UK national newspaper. In 2002, it is expected that the half-year results will be published in The Times and on the company's website. Copies of the half-year results may be obtained, free of charge, on request from the Company Secretary at the company's registered office.

Environment and Community reports

Copies of the Corporate Environment Sustainability Report and the Community Report may be obtained, free of charge, on request from the Company Secretary at the company's registered office. The Corporate Environment Sustainability Report, the Corporate Environment Performance Report and Community Report are published on the company's website.

Press releases and up-to-date information on the company can be found on the company's website.

The Annual Review 2001/02 is also available on audio tape, free of charge, from the Company Secretary at the company's registered office.

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |121

Shareholder Services

Ordinary Shares

Share registration enquiries

The Registrar
Lloyds TSB Registrars Scotland
PO Box 28448
Edinburgh EH4 1WQ

Tel:       +44  (0)870 600 3999
Fax:       +44  (0)870 900 0030
Textphone: +44  (0)870 600 3950

Website: www.shareview.co.uk

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides UK ordinary shareholders with the facility to invest cash dividends by purchasing further ScottishPower shares. For further details, please contact Lloyds TSB on telephone number 0870 241 3018.

Share consolidation and ISAs

Share consolidation is a facility which allows a number of holdings, and especially family holdings, to be consolidated into one holding. This service is provided free of charge.

Individual Savings Accounts ("ISAs") are suitable for UK resident private investors who wish to shelter their ScottishPower shares from Income and Capital Gains Tax. Details of the ScottishPower ISA service are available from Lloyds TSB at the following address. Alternatively, please call the ISA helpline on 0870 242 4244.

Lloyds TSB Registrars ISAs
The Causeway
Worthing BN99 6UY

Share dealing

ScottishPower ordinary shares may be bought or sold at competitive rates by post or telephone. For further details, please contact Stocktrade on 0845 601 0979, quoting LOW C0070.

American Depositary Shares ("ADSs")

Exchange and stock transfer enquiries

JPMorgan Chase Bank
Shareholder Relations
PO Box 43013
Providence, RI 02940-3013

Tel:  1 (866) SCOTADR (Toll Free)
      1 (866) 726 8237 (Toll Free)
     +1 (781) 575 2678 (Outside US not Toll Free)

Fax: +1 (781) 575 4082

Website: www.adr.com/shareholder

Dividend Reinvestment Plan
Global Invest Direct

Global Invest Direct is the Direct Share Purchase and Dividend Reinvestment Plan for ADS holders which allows existing and first time investors to purchase ADSs without a broker. Global Invest Direct encourages investors to make initial and ongoing investments in the company by providing investors with the convenience of investing directly in ScottishPower's ADSs, with reduced brokerage commissions and service costs. For further details, please contact JPMorgan Chase Bank as detailed above.

Agent for US federal securities laws

The agent for ScottishPower for US federal securities law purposes is:

Puglisi & Associates,
850 Library Avenue, Suite 204
PO Box 885
Newark
Delaware 19715

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |122

Index

Accounting
  developments                                  41
  policies and definitions            41-43, 56-60
Acquisition                 34, 73 (11,12), 77 (16)
American Depositary Shares                     121
Annual General Meeting                         120
Audit Committee                             45, 46
Audit Report                                   111
Balance sheets
  company                                      108
  group                                         75
Board of Directors                              44
Borrowings                               80-85 (21)
Business
  description of                             10-17
  reviews - 2000/01                          34-36
  reviews - 2001/02                          31-34
  strategy                                   3, 10
Capital commitments                        95 (31b)
Capital expenditure                    33, 76 (14b)
Capital gains tax                              118
Cash flow
  acquisitions and disposals            73 (11, 12)
  analysis                                   72 (9)
  commentary                                    33
  group statement                               71
  US GAAP                                  102 (34)
Chairman's Statement                             2
Charitable donations                            16
Chief Executive's Review                       3-9
Contingent liabilities                      95 (30)
Corporate governance                            46
Creditor payment policy and practice            40
Creditors                         85 (22), 109 (38)
Currencies, accounting policy                   59
Debt (net)
  analysis                                  74 (13)
  reconciliation to net cash flow               71
Debtors                           80 (20), 109 (36)
Deferred income                             87 (25)
Deferred tax                        69 (6), 87 (24)
Depreciation
  accounting policy                             58
  by segment                                65 (1c)
Directors
  executive                                     44
  non-executive                                 44
  pensions                                      50
  remuneration                               48-54
  report                                      1-55
  responsibilities for accounts                 55
  service contracts                             50
  share options                             49, 52
  shareholdings                                 52
Dividends
  in specie                              33, 70 (8)
  per ADS                                      116
  per ordinary share                3, 70 (8), 116
  payment dates                                120
Divisions
  Infrastructure                             7, 14
  UK                                         6, 12
  US                                         3, 10
Earnings and dividends
  2001/02                                       33
  2000/01                                       36
Earnings per ordinary share               1, 70 (7)
Employees
  numbers and costs                      15, 67 (3)
  policies, UK and US                           25
Environment
  accounting policy                             59
  policy approach                            9, 16
  regulation                                 22-25
Exceptional items                     2, 30, 68 (4)
Executive Team                              45, 46
Financial
  commitments                           37, 95 (31)
  highlights                                     1
  review                                     30-43
Financial instruments
  accounting policies                           57
  analysis                               80-85 (21)
Five Year Summary                              112
Fixed assets
  intangible                                77 (16)
  investments                 58, 79 (18), 109 (35)
  tangible                              58, 78 (17)
Glossary
  of financial terms                           113
  of general terms                             123
Going concern                                   41
Goodwill
  accounting policy                             58
  analysis                                  77 (16)
Grants and contributions
  accounting policy                             59
  analysis                                  87 (25)
Health and safety                               25
Inheritance tax                                118
Interest charge (net)
  accounting policy                             57
  analysis                                   69 (5)
Interest and Taxation
  2000/01                                       36
  2001/02                                       32
Internal control                                46
Investor information                       114-119
Leased assets, accounting policy                58
Litigation                                      26
Loans and other borrowings               80-85 (21)
Long Term Incentive Plan            49, 52, 53, 59
Minority interests                          91 (28)
Net asset value per share                   77 (15)
Net assets by segment                      76 (14a)
Nomination Committee                        45, 46
Operating profit
  analysis                                   66 (2)
  by segment                                65 (1b)
  highlights                                     1
  reconciliation to net operating
    cash flows                              73 (10)
Own shares held under trust                     58
PacifiCorp                       3-5, 10-12, 18-20
PacifiCorp Power Marketing, Inc.             5, 12
Pensions costs
    accounting policy                           59
    analysis                  91-95 (29), 102 (34d)
Post-retirement benefits
    accounting policy                           59
    analysis                    94 (29h), 104 (34e)
Profit and loss account
    company                                109 (40)
    group                                    61-63
Property                                        16
Provisions for liabilities
    and charges                    86 (23), 87 (24)
Recognised gains and losses                     64
Registrar                                      121
Regulation
    electricity and gas UK                      20
    electricity US                              18
    environmental UK                            23
    environmental US                            22
Related party transactions                  96 (32)
Remuneration Committee
    membership                          45, 46, 48
    report                                   48-54
Research and development                 16, 66 (2)
Reserves                          90 (27), 109 (39)
Risk management                          38-40, 46
Segmental information               65 (1), 76 (14)
Share capital                     87 (26), 109 (39)
Share options                        88 (26b), 114
Share premium                     90 (27), 109 (39)
Shareholder services                           121
Shareholders' funds
    analysis                      90 (27), 109 (39)
    reconciliation                              64
Shareholdings, analysis                        114
Southern Water                               9, 15
Stocks
    accounting policy                           59
    analysis                               79  (19)
Substantial shareholdings                      115
Taxation
    accounting policy                           58
    analysis                                 69 (6)
    commentary                              32, 36
    deferred                        69 (6), 87 (24)
    of dividends                           116-119
Thus                                         9, 15
Total assets by segment                    76 (14c)
Treasury                                        36
Turnover
    accounting policy                           57
    by segment                              65 (1a)
    highlights                                   1
US GAAP                                 97-107 (34)
US regulatory assets                            59

Figures in brackets refer to Notes to the Accounts

                   ScottishPower Annual Report & Accounts/Form 20-F 2001/02 |123


Glossary of Terms


Term - Definition

ADS - American Depositary Share (US)

The Authority - The Gas and Electricity Markets Authority, the body which determines energy market regulation in Great Britain (UK)

BE - British Energy plc (UK)

BETTA - British Electricity Trading and Transmission Arrangements (UK)

BPA - Bonneville Power Administration (US)

btu - British thermal unit (UK)

Billion - One thousand million (1,000,000,000)

Churn - The turnover of existing customers leaving, and new customers joining, the company's customer list

CO\\2\\ - Carbon Dioxide

Combined Code - Guidelines setting out corporate governance principles regarded as good practice for UK registered companies (UK)

Company - Scottish Power plc

Competition Commission - The UK regulatory body concerned with competition policy and the abuse of market power (UK)

Demand side management - Encouraging customers to reduce their power consumption

Distribution - The transfer of electricity from the transmission system to customers (US equivalent is Power Distribution)

DTI - Department of Trade and Industry (UK)

EA - Environment Agency (UK)

EBITDA - Earnings before interest, tax, depreciation and amortisation

EU - European Union

EPA - Environmental Protection Agency (US)

EMFs - Electric and Magnetic Fields

Energy supply - Sales of electricity and gas to residential, commercial and industrial customers (UK)

ESOP - Employee Share Ownership Plan (UK)

ExSOP - Executive Share Option Scheme open to the company's executive directors and senior managers

FERC - Federal Energy Regulatory Commission (US)

GAAP - Generally Accepted Accounting Principles

Gas - Natural gas

Giga (G) - One thousand million (1,000,000,000) units

Great Britain - England, Scotland and Wales

Group - Scottish Power plc and its consolidated subsidiaries

Guaranteed Standards - Standards of performance agreed between the company and Ofgem for transmission, distribution and supply (UK)

Home area - The geographical area in which a company was previously the sole licenced supplier of residential customers (UK)

Interconnectors - The high voltage links connecting the transmission system of Scotland with those of England & Wales and Northern Ireland (UK)

ISA - Individual Savings Account (UK)

Kilo (k) - One thousand (1,000) units

LTIP - Long Term Incentive Plan

Mega (M) - One million (1,000,000) units

MSP - The multi-state process through which PacifiCorp and the six states it serves are working to clarify roles and responsibilities concerning the regulation of PacifiCorps' business activities (US)

NEA - Nuclear Energy Agreement, between British Energy, ScottishPower and Scottish & Southern (UK)

NETA - New Electricity Trading Arrangements (UK)

NOx - Oxides of Nitrogen

Ofgem - Office of Gas and Electricity Markets, the gas and electricity regulator in Great Britain (UK)

OFWAT - Office of Water Services, the water regulator in England & Wales (UK)

PED - Public Electricity Distributor (UK)

plc - Public limited company (UK)

Power production - The US term for the generation of electricity

PSCs - Public Services Commissions, the individual bodies which regulate utilities in each of the states (US)

Rates - The US term for Tariffs

Retail sales - Sales of electricity to residential, commercial and industrial customers (US)

ROSPA - Royal Society for the Prevention of Accidents (UK)

RPI - Retail Price Index, the equivalent of the US Consumer Price Index - CPI
(UK)

SEC - Securities and Exchange Commission (US)

SEE - Social, environmental and ethical

SEPA - Scottish Environment Protection Agency (UK)

SO\\2\\ - Sulphur Dioxide

Tera (T) - Indicates a measure of 10/12/, for example terawatthours

Transmission - The transfer of electricity from power stations to the distribution system

Transportation (of gas) - Transfer of gas from on-shore terminals to consumers through the national pipeline network (UK)

UK - United Kingdom, comprising England, Scotland, Wales and Northern Ireland

US - United States of America

Volt (V) - Unit of electrical potential

Watt (W) - Unit of electrical power, the rate at which electricity is produced or used

Watt hour (Wh) - Unit of electrical energy, the production or consumption of one Watt for one hour

WECC - Western Electricity Coordinating Council (US)

Wholesale - The dealing of bulk power with another power supplier

Windfarm - A group of wind-driven turbines intended to generate electricity

(US) or (UK) in the definitions above indicates that the term is applicable to the United States or the United Kingdom, respectively.



-----------------------------------------
Conversion       Metres             Yards
   Factors       0.91      1         1.09

                 Km                 Miles
                 1.61      1         0.62

                 Litres        US Gallons
                 3.78      1         0.26
-----------------------------------------